As filed with the Securities and Exchange Commission on July 15, 2015.

Registration No. 333-            .

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form F-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

UTAC Holdings Ltd.

(Company Registration Number 201023865R)

(Exact name of Registrant as specified in its charter)

Singapore	3674	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

22 Ang Mo Kio Industrial Park 2,

Singapore 569506

(65) 6481-0033

(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)

Law Debenture Corporate Services Inc.

400 Madison Avenue, 4th Floor

New York, New York 10017

212-750-6474

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Michael W. Sturrock, Esq. Sharon Lau, Esq. Latham & Watkins LLP 9 Raffles Place 42-02 Republic Plaza Singapore 048619 (65) 6536-1161	Rajeev P. Duggal, Esq. Skadden, Arps, Slate, Meagher & Flom LLP 6 Battery Road Suite 23-02 Singapore 049909 (65) 6434-2900

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this registration statement.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered(1)	Proposed Maximum Aggregate Offering Price(2)	Amount of Registration Fee
Ordinary shares, no par value	$350,000,000	$40,670

(1)

American Depositary Shares, or ADSs, evidenced by American depositary receipts issuable upon deposit of the ordinary shares registered hereby will be registered under a separate registration statement on Form F-6 (Registration No. 333-            ). Each ADS represents            ordinary shares.

(2)

Includes (a) ordinary shares represented by ADSs initially offered and sold outside the United States that may be resold from time to time in the United States either as part of the distribution or within 40 days after the later of the effective date of this registration statement and the date the securities are first bona fide offered to the public, and (b) additional ordinary shares represented by ADSs that are issuable upon the exercise of the underwriters’ option to purchase additional ADSs to cover over-allotments, if any.

(3)	Estimated solely for the purposes of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission acting pursuant to such Section 8(a) may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS (Subject to Completion)

            , 2015

UTAC Holdings Ltd.

AMERICAN DEPOSITARY SHARES

REPRESENTING              ORDINARY SHARES

This is the initial public offering of American Depositary Shares, or ADSs, representing ordinary shares of UTAC Holdings Ltd. We are offering              ADSs.

Prior to this offering, there has been no public market for our ADSs or ordinary shares. It is currently estimated that the initial public offering price per ADS will be between $             and $            . We will apply for listing of our ADSs on either the New York Stock Exchange or the Nasdaq Global Select Market under the symbol “UTAC.”

Investing in our ADSs involves risks. See “Risk Factors” beginning on page 15.

	Per ADS	Total
Initial public offering price	$	$
Underwriting discount and commission	$	$
Proceeds, before expenses	$	$

We have granted the underwriters the right to purchase up to an additional              ADSs to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission or any other regulator has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the ADSs against payment in U.S. dollars on or about             .

(the underwriters listed below are listed in alphabetical order)

BofA Merrill Lynch	Citigroup	Credit Suisse

            , 2015

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, regardless of the time of delivery of this prospectus or the time of sale of the ADSs, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. We are offering to sell ADSs and seeking offers to buy ADSs, only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the ADSs.

We have not taken any action to permit a public offering of the ADSs outside the United States or to permit the possession or distribution of this prospectus outside the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about and observe any restrictions relating to the offering of the ADSs and the distribution of this prospectus outside of the United States.

This prospectus contains estimates and information concerning the semiconductor industry, both historical and projected, including market position, market share, market size, and growth rates of the markets in which we participate, which IBS Inc., or IBS, a third-party research firm, has been commissioned by us to provide. Where we have not attributed such industry information to a particular source, the information has been provided by IBS based on IBS’s internal analyses, estimates and subjective judgments, and assuming an orderly market environment for projections. We have paid IBS more than a nominal fee for such services.

Certain other industry information has been derived from and attributed to the report from Gartner Inc, or Gartner, entitled “Market Share: Semiconductor Devices and Applications, Worldwide, 2014 Published: March 2015,” or the Gartner Report. The Gartner Report described herein represents data, research opinion or viewpoints published, as part of a syndicated subscription service, by Gartner, and are not representations of fact. The Gartner Report speaks as of its original publication date (and not as of the date of this prospectus) and the opinions expressed in the Gartner Report are subject to change without notice.

This prospectus contains breakdowns of sales by product categories and end-markets. These breakdowns have been prepared based on our management’s determination of the product categories and end-markets that are served by our customers. In respect of sales breakdown by product categories, sales were allocated based on management’s determination of their dominant product category. In respect of sales breakdown by end-markets, sales were allocated based on management’s determination of their dominant end-market applications.

i

Until             , 2015 (the 25th day after the date of this prospectus), all dealers that buy, sell or trade ADSs, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

When we refer to “U.S. dollars” and “$” in this document, we are referring to United States dollars, the legal currency of the United States. Certain amounts and percentages have been rounded; consequently, certain figures may add up to be more or less than the total amount and certain percentages may add up to be more or less than 100% due to rounding. In particular and without limitation, amounts expressed in millions contained in this prospectus have been rounded to a single decimal place for the convenience of readers.

ii

PROSPECTUS SUMMARY

The following is a summary of material information discussed in this prospectus. This summary may not contain all the details concerning our business, the ADSs or other information that may be important to you. You should carefully review this entire prospectus, including the “Risk Factors” section and our financial statements and the related notes included elsewhere in this prospectus, before making an investment decision. As used in this prospectus, unless the context otherwise indicates, the references to “we,” “us,” “our,” “our company” or “our group” are to UTAC Holdings Ltd. and its subsidiaries collectively, and references to “our holding company” or “UTAC Holdings” are to UTAC Holdings Ltd. on a standalone basis. For the definition of some of the semiconductor and other terms used in this prospectus, please see the glossary at the end of this prospectus. Unless otherwise indicated or the context otherwise requires, the financial and operating data included in this prospectus is as of December 31, 2014.

Overview

We are a leading independent provider of assembly and test services for a broad range of semiconductor chips (also known as integrated circuits) with diversified end-uses, including in communications devices (such as smartphones, Bluetooth and WiFi), consumer devices, computing devices, automotive applications and industrial and medical applications. We believe our diversity across end-markets positions us well to benefit from the growing proliferation of connectivity between devices, also known as the Internet of Things.

We offer our customers a full range of semiconductor assembly and test services in the following key product categories: analog, mixed-signal and logic, and memory. We also integrate our service offerings to provide full turnkey solutions, including wafer probing, wafer processing, assembly, testing and the direct shipment of semiconductors to users designated by our customers. In addition, we also provide test development services.

Our customers are primarily fabless companies, integrated device manufacturers and wafer foundries. Our expertise in assembly and test services accumulated through years of engineering experience has allowed us to develop long-standing and well-established relationships with our customers, many of whom are leaders in their respective product categories. In 2014, our top ten customers by sales were Panasonic, Broadcom, Texas Instruments, Maxim Integrated, Taiwan Semiconductor Manufacturing Company, SanDisk, Microchip Technology, STMicroelectronics, Formosa Advanced Technologies Co., Ltd, or FATC, and Power Integrations.

We are headquartered in Singapore, with production facilities located in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. In China, our facilities are located in Dongguan and Shanghai. As of December 31, 2014, our office and manufacturing space at our facilities covered an area of approximately 275,770 square meters, and we operated 3,024 wire bonders and 1,673 testers. In addition to our assembly and test facilities, we have a global sales network focused on five regions: United States, Japan, Taiwan and China, rest of Asia and Europe, with sales offices and employees located in each of these regions.

Customers that we classify as operating in the communications end-markets accounted for approximately 39.7%, computing end-markets accounted for approximately 18.9%, consumer end-markets accounted for approximately 15.7%, automotive end-markets accounted for approximately 9.0% and industrial, medical and other end-markets accounted for approximately 16.7% of our sales in 2014, respectively. Based on our management’s determination of the dominant product categories that are served by our customers, in 2014, the analog, mixed-signal and logic, memory and other product categories accounted for 47.8%, 36.8%, 7.6% and 7.8%, respectively, of our assembly sales, and 12.0%, 62.6%, 17.9% and 7.5%, respectively, of our test sales.

Our Chief Executive Officer, Dr. William John Nelson, joined us in October 2012. Following his arrival and the recruitment of many of the current members of our senior management team including Mr. Douglas J. Devine, our Chief Financial Officer, Mr. Asif R. Chowdhury, our Senior Vice President of Product Line and Marketing, Mr. Jeffrey R. Osmun, our Senior Vice President of Worldwide Sales and Dr. Frank R. Myers, our Senior Vice President of Operations, we renewed our focus on operational and fiscal discipline, customers and growth in our business. Under our new management, we streamlined our operations through the centralization of our business management, sales, marketing, procurement, research and development and quality functions. In addition, we successfully completed the acquisition from Panasonic of its semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia. This acquisition equipped us with new automotive and industrial capabilities, and diversified the services we offer and the end-markets we serve.

In 2014, we had sales of $860.3 million, an increase of 15.0% compared to sales of $748.4 million in 2013. In 2014, 66.1% of our sales were from assembly services and 33.9% of our sales were from test services. In 2014, our analog, mixed-signal and logic, memory and other product categories accounted for 35.7%, 45.5%, 11.1% and 7.7% of our sales, respectively.

Our adjusted EBITDA was $252.4 million in 2014, an increase of 22.1% compared to adjusted EBITDA of $206.8 million in 2013. Our adjusted EBITDA margin for 2014 was 29.3% compared to our adjusted EBITDA margin for 2013 of 27.6%.

Our Strengths

•

Advanced test capabilities enable full turnkey solutions.    We are a leading provider of advanced semiconductor test capabilities. In 2014, we derived 33.9% of our sales from test services, which represents a higher proportion of our sales than that of our key competitors indicating our strength in test. Our significant process knowhow accumulated over 17 years of engineering experience in the provision of test services has enabled us to secure and retain many of our key customers and we believe this knowhow positions us well to further grow our market share in the outsourced test services segment as well as to continue to grow our turnkey services.

•

Leadership in analog and mixed-signal semiconductors.    We believe we are a leader in service and technology with respect to assembly and test services in analog, and mixed-signal and logic products, and this leadership differentiates us from our competitors and provides us with a platform for continued growth.

•

Well-positioned capabilities and products across multiple attractive end-markets.    We provide services for semiconductors for a well-diversified range of end-markets including communications, consumer, computing, automotive, and industrial and medical. We believe the breadth of products and services we offer in these end-markets is a key driver of our strong market position in the overall outsourced semiconductor assembly and test industry.

•

Long-standing and well-established partnerships with leading industry players.    We believe our strength in assembly and test capabilities has enable us to develop long-standing and symbiotic relationships with the majority of our customers, many of whom are leaders in their respective product categories in the semiconductor market. We believe the depth of our relationships allows us to grow market share with our existing customers, which in turn results in customer loyalty and retention.

•

Streamlined cost structure and investment discipline for capital expenditure.    We have a highly disciplined and conservative capital expenditure policy. We plan our capital expenditure based on expected sales and seek to invest only when we believe there are opportunities to generate certain expected returns on investment.

•

Proven track record in strategic acquisitions and integration.    We have in the past successfully executed and integrated several strategic acquisitions. Each acquisition has brought us unique strengths, capabilities, intellectual property portfolios and expanded our customer base. We believe our proven track record in identifying, acquiring and integrating attractive targets will serve us well when we consider opportunities for further inorganic growth in our industry which continues to witness consolidation.

•

Experienced management team.    We have an experienced senior management team. Since our recent senior management hires, we have streamlined our operations through the coordination and centralization of our marketing, sales, research and development and procurement activities, and we have also implemented consistent quality standards across all our manufacturing plants.

Our Strategy

•

Continue to strengthen relationships and further grow our share of business with existing customers.    Our new management team has been highly focused on and has been successful in strengthening our existing relationships and increasing our share of wallet with our key customers. We intend to maintain and further improve our strategic relationships with these key customers by continuing to offer high-quality customer services on competitive terms with a strong focus on increasing the volume of products we service which will lead to an improvement in the utilization of our existing facilities.

•

Seek new customer relationships within high growth end-markets.    We intend to leverage on our expertise and long track record in assembly, test and turnkey solutions to complement our growth with existing customers by developing new, mutually dependent strategic relationships with global semiconductor players that are currently not our customers.

•

Capitalize on opportunities to grow through selective acquisitions.    We believe that market conditions favor consolidation in the outsourced semiconductor assembly and test industry as well as an increase in outsourcing. We believe our proven track record in identifying, acquiring and integrating attractive targets will serve us well as we intend to continue to pursue selective acquisition opportunities.

•

Maintain discipline on capital expenditure and prudent cost management.    We intend to continue to exercise capital discipline and make prudent investments in new equipment. Our policy is that incremental capital expenditure must meet stringent pre-specified financial criteria such as expected payback period and profitability thresholds before being approved. We intend to continue to focus on test services and further build on our leadership position.

Risk Factors

Our business is subject to numerous risks and uncertainties that may materially affect our business, financial condition, results of operations and prospects, as more fully described in the section entitled “Risk Factors,” immediately following this prospectus summary. These include:

•	the cyclicality of the semiconductor industry;

•	our reliance on certain major customers;

•	Panasonic’s ability to fulfill its contractual obligations under the contract manufacture agreement and our ability to enforce our contractual obligations against Panasonic;

•	our history of substantial losses;

•	our ability to manage our geographically diverse manufacturing facilities and expand our business;

•	our significant indebtedness affecting our operations, and our ability to repay or refinance our indebtedness as it falls due;

•	increased competition from other companies and our ability to maintain and increase our market share;

•	pending litigation by certain holders of our senior secured notes, litigation relating to our intellectual property and other potential legal liabilities;

•	our ability to successfully develop new technologies;

•	our ability to acquire equipment and supplies necessary to meet our business needs;

•	our ability to generate sufficient cash to meet our capital expenditure requirements;

•	our ability to hire and maintain qualified personnel;

•	fires, natural disasters, acts of terrorism and other developments outside our control;

•	the political stability of our local region; and

•	general local and global economic conditions.

Corporate Structure

We are headquartered in Singapore, with production facilities located in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. Our production facilities:

•	in Singapore, are operated by United Test and Assembly Center Ltd and UTAC Manufacturing Services Singapore Pte Ltd;

•	in Thailand, are operated by UTAC Thai Limited;

•	in Taiwan, are operated by UTAC (Taiwan) Corporation;

•	in China, are operated by UTAC Dongguan Ltd and UTAC (Shanghai) Co., Ltd.;

•	in Indonesia, are operated by PT UTAC Manufacturing Services Indonesia; and

•	in Malaysia, are operated by UTAC Manufacturing Services Malaysia Sdn Bhd.

As of the date of this prospectus, UTAC Holdings is fully owned by Global A&T Holdings, and the chart below summarizes the corporate legal structure of UTAC Holdings:

Notes:

(1)	Facility that we acquired from Panasonic on June 2, 2014.

(2)	Significant subsidiary, as such term is defined under Rule 1-02 of Regulation S-X of the Securities Act.

Corporate Information

UTAC Holdings was incorporated in Singapore as a public company limited by shares under the Singapore Companies Act on November 9, 2010 as Cerisier Limited and subsequently changed its name to UTAC Holdings Ltd. on June 14, 2011. Our registered office and our principal executive offices are located at 22 Ang Mo Kio Industrial Park 2, Singapore 569506. Our telephone number at this location is (65) 6481-0033. Our principal website address is www.utacgroup.com. The information contained on our website does not form part of this prospectus. Our agent for service of process in the United States is Law Debenture Corporate Services Inc., located at 400 Madison Avenue, 4th Floor, New York, New York 10017.

The Offering

Offering price	We currently anticipate that the initial public offering price will be between $ and $ per ADS.

ADSs offered	ADSs(1)

ADSs outstanding immediately after this offering	ADSs(1)

Ordinary shares outstanding immediately after this offering	ordinary shares (or ordinary shares if the underwriters exercise their over-allotment option in full).

The ADSs	Each ADS represents ordinary shares.

The depositary will hold ordinary shares underlying your ADSs. You will have rights as provided in the deposit agreement.

We do not expect to pay dividends in the foreseeable future. If, however, we declare dividends on our ordinary shares, the depositary will pay you the cash dividends and other distributions it receives on our ordinary shares after deducting its fees and expenses in accordance with the terms set forth in the deposit agreement.

You may turn in your ADSs to the depositary in exchange for ordinary shares. The depositary will charge you fees for any exchange.

We may amend or terminate the deposit agreement without your consent. If you continue to hold your ADSs, you agree to be bound by the deposit agreement as amended.

To better understand the terms of the ADSs, you should carefully read the “Description of American Depositary Shares” section of this prospectus. You should also read the deposit agreement, which is filed as an exhibit to the registration statement that includes this prospectus.

Over-allotment option	We have granted to the underwriters an option, exercisable within 30 days from the date of this prospectus, to purchase up to an aggregate of additional ADSs.

Use of proceeds

We expect that we will receive net proceeds of approximately $             million from this offering, based on an assumed initial public offering price of $             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. We intend to use the net proceeds received by us from this offering mainly to retire certain of our indebtedness outstanding under our 10.0% senior secured notes due 2019, or senior secured notes, as well as for general corporate purposes. See “Use of Proceeds.”

Lock-up

We and our principal shareholders will agree with the underwriters, with certain exceptions, not to sell or transfer any ADSs, ordinary shares or securities convertible into or exercisable for ordinary shares for a period of 180 days after the date of this prospectus. See “Underwriting.”

Risk factors	See “Risk Factors” and other information included in this prospectus for a discussion of factors you should carefully consider before deciding to invest in the ADSs.

Payment and settlement

The ADSs are expected to be delivered against payment on             . The ADSs will be deposited with a custodian for, and registered in the name of a nominee of, The Depository Trust Company, or DTC, in New York. In general, beneficial interests in the ADSs will be shown on, and transfers of those beneficial interests will be effected only through, records maintained by DTC and its direct and indirect participants.

Listing	We will apply for listing of the ADSs on the New York Stock Exchange or the Nasdaq Global Select Market.

Depositary

Proposed New York Stock Exchange or Nasdaq Global Select Market symbol	UTAC

Note:

(1)

Unless otherwise specifically stated, the information throughout this prospectus does not take into account the possible issuance of additional ADSs to the underwriters pursuant to their option to purchase additional ADSs to cover over-allotments.

Summary Consolidated Financial and Other Data

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2012, 2013, and 2014, summary consolidated balance sheet data as of December 31, 2012, 2013, and 2014 and summary consolidated statement of cash flows data for the years ended December 31, 2012, 2013, and 2014 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements as of and for the year ended December 31, 2014 include the results of UMS and its subsidiaries from June 2, 2014. Between January 1, 2012 and June 1, 2014, the results of operations of UMS and its subsidiaries were not consolidated in our consolidated financial statements as they were not our subsidiaries. As a result of the size of the business of UMS and its subsidiaries relative to that of our existing business at the time of our acquisition of UMS and its subsidiaries, our consolidated financial statements as of and for the year ended December 31, 2014 and subsequent periods are not fully comparable to our consolidated financial statements as of and for the years ended December 31, 2012 and 2013. Our results of operations have varied and may continue to vary significantly from year to year and are not necessarily indicative of the results of any future periods. As such, you should not use such comparisons as a basis for your investment or to predict our future performance.

Summary Consolidated Statement of Comprehensive Income Data

	Year Ended December 31,
	2012	2013	2014
	(in $ millions, except per share data)
Sales	930.1	748.4	860.3
Cost of sales	(795.2)	(650.7)	(702.1)

Gross profit	134.9	97.7	158.1
Other income	8.5	7.7	8.5
Other (losses)/gains – net	(1.3)	29.6	77.9
Expenses:
Selling, general and administrative	(63.9)	(57.7)	(83.9)
Research and development	(18.8)	(12.3)	(12.5)
Finance	(79.6)	(120.7)	(125.2)
Others	(12.2)	(16.4)	(13.5)
Share of profit/(loss) of associated company	0.7	(4.5)	—

(Loss)/profit before income tax	(31.7)	(76.5)	9.4
Income tax expense	(13.7)	(2.5)	(12.8)

Loss after tax	(45.4)	(78.9)	(3.4)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
Fair value gains/(losses)	11.3	(1.5)	—
Reclassification	3.5	0.4	1.1
Currency translation differences arising from consolidation	*	*	*
Items that will not be reclassified subsequently to profit or loss:
Remeasurements on post-employment benefit obligation	(0.1)	(1.8)	(0.1)

Other comprehensive income/(loss), net of tax	14.7	(2.9)	1.0

Total comprehensive loss	(30.7)	(81.9)	(2.4)

(Loss)/profit attributable to:
Equity holder of UTAC Holdings	(47.1)	(80.3)	(5.0)
Non-controlling interests	1.7	1.3	1.6

	(45.4)	(78.9)	(3.4)

Total comprehensive (loss)/income attributable to:
Equity holder of UTAC Holdings	(32.5)	(83.1)	(4.0)
Non-controlling interests	1.9	1.2	1.6

	(30.7)	(81.9)	(2.4)

Loss per ordinary share:
Basic ($)	(0.06)	(0.10)	(0.01)
Diluted ($)	(0.06)	(0.10)	(0.01)

Proforma profit/(loss) per ordinary share(1):
Basic ($)
Diluted ($)

Supplemental information:
Gross profit margin(2)	14.5%	13.1%	18.4%
EBITDA(3)	227.5	212.3	301.1
Adjusted EBITDA(3)	239.7	206.8	252.4
Adjusted EBITDA margin(3)(4)	25.8%	27.6%	29.3%
Adjusted EBITDA less cash capital expenditure(3)	140.1	156.5	130.6

Notes:

(1)

Proforma profit/(loss) per ordinary share attributable to ordinary shareholders is calculated based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the issuance and sale of ADSs taken place at the beginning of the periods presented.

(2)	Gross profit margin represents gross profit as a percentage of sales.

(3)	See “Non-IFRS Measures” below.

(4)	Adjusted EBITDA margin represents adjusted EBITDA as a percentage of sales.

*	Amount insignificant.

Summary Consolidated Balance Sheet Data

	Year Ended December 31,
	2012	2013	2014
	(in $ millions)
Cash and bank deposits	201.2	217.9 (1)	301.2 (1)
Trade and other receivables	138.4	106.7	130.8
Property, plant and equipment	656.0	536.2	587.3
Goodwill	643.4	643.4	643.4
Intangible assets	81.6	65.3	57.3
Total assets	1,794.4	1,627.3	1,795.0

Trade and other payables	128.7	132.2	217.4
Borrowings(2)	1,164.0	1,093.9	1,105.0
Total liabilities	1,349.0	1,265.5	1,438.3

Share capital	510.9	510.9	510.9
Capital reserve	187.1	187.1	187.1
Other reserves	(3.6)	(6.7)	(5.7)
Accumulated losses	(254.9)	(334.9)	(339.9)
Non-controlling interests	5.9	5.4	4.3
Total equity	445.4	361.8	356.7

Summary Consolidated Statement of Cash Flows Data

	Year Ended December 31,
	2012	2013	2014
	(in $ millions)
Net cash provided by operating activities	219.7	184.1	224.4
Net cash used in investing activities	(93.1)	(33.6)	(32.6)
Net cash used in financing activities	(194.7)	(133.9)	(116.6)
Net (decrease)/increase in cash and cash equivalents	(68.1)	16.6	75.2
Cash and cash equivalents at beginning of financial year	269.3	201.2	217.8

Cash and cash equivalents at end of financial year	201.2	217.8 (1)	293.0 (1)

Notes:

(1)	The differences in the figures between cash and bank deposits and the cash and cash equivalents at the end of financial year are due to cash subject to restrictions.

(2)

These amounts include (i) as of December 31, 2012, finance leases and bank borrowings, and (ii) as of December 31, 2013 and 2014, finance leases and our indebtedness under the senior secured notes, after deducting unamortized loan facility and related issuance costs. As of December 31, 2014, the total indebtedness outstanding under the senior secured notes without deducting unamortized loan facility and related issuance costs was $1,127.3 million.

Non-IFRS Measures

EBITDA, adjusted EBITDA and adjusted EBITDA less our cash outflows in respect of capital expenditure, or cash capital expenditure, may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation.

We have included EBITDA because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. We define EBITDA as profit/(loss) adjusted for (i) income tax expense/credit; (ii) finance expenses; and (iii) depreciation and amortization, which represent depreciation of property, plant and equipment and amortization of intangible assets.

We have included adjusted EBITDA because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. We define adjusted EBITDA as EBITDA adjusted for (i) impairment/write-off of available-for-sale financial assets and property, plant and equipment; (ii) business acquisition-related costs; (iii) restructuring costs; (iv) the gain or loss on account of the liquidation of subsidiaries; (v) legal settlement fees; (vi) write off of previous expenses related to an initial public offering; (vii) share of loss of an associated company; (viii) non-cash fair value loss/gain on derivative instruments; (ix) transitional services; and (x) other one-time expenditure, and gain, such as bargain purchase on acquisition of subsidiaries and gain from sale of building in Singapore.

We have included adjusted EBITDA less cash capital expenditure, as we believe that it is indicative of the cash flows that are provided from our operations after taking into account the cash used to purchase property, plant and equipment.

EBITDA, adjusted EBITDA and adjusted EBITDA less cash capital expenditure are not measures of financial performance or liquidity under IFRS or U.S. GAAP and should not be considered as alternatives to total profit, operating profit or any other performance measures derived in accordance with IFRS or U.S. GAAP or as an alternative to cash flow from operating activities as a measure of liquidity.

The following table reconciles our loss after tax to EBITDA, adjusted EBITDA and adjusted EBITDA less cash capital expenditure, in each case, for the periods indicated:

	Year Ended December 31,
	2012	2013		2014
	(in $ millions)
Loss after tax	(45.4)	(78.9)		(3.4)
Add/(deduct):
Income tax expense	13.7	2.5		12.8
Finance expenses	79.6	120.7		125.2
Depreciation of property, plant and equipment	162.9	151.7		149.9
Amortization of intangible assets	16.7	16.4		16.6

EBITDA	227.5	212.3		301.1

Add/(deduct):
Impairment and write-off of available for sale financial assets and property plant and equipment	2.7	1.9		8.6	(1)
Business acquisition-related costs	—	—		4.5
Restructuring costs(2)	6.2	13.7		3.4
Loss on write-off of net assets on liquidation of subsidiaries	0.3	—		—
Legal settlement fees	2.3	—		—
Share of (profit)/loss of associated company	(0.7)	4.5		—
Fair value gain on derivative financial instruments	(0.6)	—		—
Bargain purchase on acquisition of a subsidiary	—	—		(41.4	)(3)
Write-off of expenditure on initial public offering	2.2	—		—
Gain on extinguishment of borrowings, net of expenses	—	(21.1	)(4)	—
Write-back of unclaimed monies from the previous shareholders of a subsidiary	—	(4.8)		—
Redemption liabilities	—	0.3		—
Gain on sale of building in Singapore	—	—		(28.6	)(5)
Capital return from previously written off investment	—	—		(0.7	)(6)
Dividend income	—	—		(0.1)
Transitional services	—	—		5.7	(7)

Adjusted EBITDA	239.7	206.8		252.4

(Deduct):
Cash capital expenditure	(99.6)	(50.3)		(121.8)

Adjusted EBITDA less cash capital expenditure	140.1	156.5		130.6

Notes:

(1)	This amount represents the impairment and write-off of property, plant and equipment following our impairment exercise in the third quarter of 2014.

(2)	The restructuring costs comprised primarily of severance payments to our employees.

(3)

On June 2, 2014, we completed the acquisition from Panasonic of equity interests of 100.0% in USG2 and UMY, and an equity interest of 99.98% in UID, for a consideration of $96.5 million. As the fair value of consideration of $83.6 million was less than the fair value of the identifiable net assets of the acquired subsidiaries of $125.1 million, in each case determined at the time of the acquisition, we recognized a gain on bargain purchase of $41.4 million. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Gain on bargain purchase from business combination” for further details.

(4)

We recognized a gain of $21.1 million due to the extinguishment of the second priority term loans in exchange for the issuance of $502.3 million in aggregate principal amount of 10.0% senior secured notes due 2019 on September 30, 2013.

(5)	We recognized a gain on the disposal of one of our Singapore facilities in 2014.

(6)	In 2014, we received a return of capital from a company that we had previously invested in 2000, which had previously been written off.

(7)

This amount represents the fees payable to Panasonic for certain transitional services that Panasonic provided to us in connection with our acquisition of the three facilities from Panasonic. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” for further details.

The following table sets forth a reconciliation of net cash provided by operating activities to adjusted EBITDA less cash capital expenditure for the periods indicated:

	Year Ended December 31,
	2012	2013	2014
	(in $ millions)
Net cash provided by operating activities	219.7	184.1	224.4
Add/(Deduct):
Changes in working capital	(7.0)	(11.5)	(5.6)
Tax paid	17.8	16.8	10.4
Government grant received	(0.5)	(0.4)	(0.1)
Interest income	1.5	1.0	1.1
Net gain on disposal of property, plant and equipment	1.5	2.6	9.2 (1)
Government grant income	0.6	0.3	0.2
Capital return from previously written off investment	—	—	(0.7)
Intangible assets written off	—	(0.1)	—
Write-off of overpayment by customers	—	0.2	—
Business acquisition-related cost	—	—	4.5
Restructuring cost(2)	6.2	13.7	3.4
Transitional services(3)	—	—	5.7

Adjusted EBITDA	239.7	206.8	252.4

Less: cash capital expenditure	(99.6)	(50.3)	(121.8)

Adjusted EBITDA less cash capital expenditure	140.1	156.5	130.6

Notes:

(1)	Net gain on disposal of property, plant and equipment after deducting the gain on sale of building in Singapore of $28.6 million in 2014.

(2)	The restructuring costs comprised primarily of severance payments to our employees.

(3)

This amount represents the fees payable to Panasonic for certain transitional services that Panasonic provided to us in connection with our acquisition of the three facilities from Panasonic. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” for further details.

Quarterly Financial Information

The following table sets forth our unaudited results of operations for the eight fiscal quarters ended December 31, 2014. This information should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited results of operations have been derived from our financial statements not included in this prospectus. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	2013					2014
	March	June	September		December	March	June		September		December
	(in $ millions)
Sales	201.0	192.8	181.6		172.9	160.7	203.4		256.6		239.5
Cost of sales	(172.6)	(169.7)	(156.1)		(152.3)	(140.6)	(168.8)		(202.2)		(190.4)
Gross profit	28.4	23.2	25.5		20.7	20.0	34.6		54.4		49.1
Other income	1.9	1.0	1.5		3.3	1.9	1.4		1.7		3.5
Other gain/(loss) – net	0.6	1.5	19.9		7.7	(0.7)	41.6		32.8		4.2
Expenses:
Selling, general and administrative	(15.9)	(16.0)	(11.7)		(14.1)	(15.7)	(20.0)		(23.9)		(24.2)
Research and development	(2.9)	(3.3)	(3.0)		(3.1)	(2.8)	(3.1)		(3.4)		(3.2)
Finance	(29.6)	(30.0)	(30.1)		(30.9)	(30.0)	(30.7)		(30.7)		(33.8)
Others	(2.7)	(0.9)	(4.9)		(7.9)	(2.8)	(0.1)		(9.6)		(1.1)
Share of loss of associated company	(0.2)	(0.6)	(0.6)		(3.1)	—	—		—		—
(Loss)/profit before tax	(20.5)	(25.0)	(3.5)		(27.5)	(30.0)	23.7		21.2		(5.5)
Income tax (expense)/credit	(1.5)	(0.3)	(1.0)		0.4	(1.2)	(2.3)		(4.8)		(4.6)
(Loss)/profit after tax	(22.0)	(25.3)	(4.4)		(27.1)	(31.2)	21.4		16.4		(10.0)

Non-IFRS Quarterly Financial Data
(Loss)/profit after tax	(22.0)	(25.3)	(4.4)		(27.1)	(31.2)	21.4		16.4		(10.0)
Add/(deduct):
Income tax expense/(credit)	1.5	0.3	1.0		(0.4)	1.2	2.3		4.8		4.6
Finance expense	29.6	30.0	30.1		30.9	30.0	30.7		30.7		33.8
Depreciation of property, plant and equipment	39.6	38.3	37.2		36.5	34.4	35.2		40.5		39.8
Amortization of intangibles assets	4.2	4.1	4.1		4.1	4.1	4.0		4.0		4.5
EBITDA	52.9	47.4	68.0		44.0	38.5	93.6		96.4		72.7
Add/(deduct):
Impairment and write-off of property, plant and equipment	—	—	0.3		1.7	*	—		8.6	(1)	—
Business acquisition-related costs	—	—	—		—	4.0	0.3		0.1		—
Restructuring costs(2)	2.5	1.2	4.4		5.5	2.4	0.1		0.9		—
Share of loss of associated company	0.2	0.6	0.6		3.1	—	—		—		—
Bargain purchase gain on acquisition of a subsidiary	—	—	—		—	—	(41.4	)(3)	—		—
Gain on extinguishment of borrowings, net of expenses	—	—	(21.1	)(4)	—	—	—		—		—
Write-back of unclaimed monies from the previous shareholders of a subsidiary	—	—	—		(4.8)	—	—		—		—
Redemption liabilities	—	—	—		0.3	—	—		—		—
Gain on sale of building in Singapore	—	—	—		—	—	—		(28.6	)(5)	—
Capital return from previously written off investment	—	—	—		—	—	—		—		(0.7	)(6)
Dividend Income	—	—	—		—	—	(0.1)		—		—
Transitional services(7)	—	—	—		—	—	0.8		2.4		2.4
Adjusted EBITDA	55.6	49.2	52.2		49.8	44.9	53.3		79.8		74.4

Notes:

(1)	This amount represents the impairment and write-off of property, plant and equipment following our impairment exercise in the third quarter of 2014.

(2)	The restructuring costs comprised primarily of severance payments to our employees.

(3)

On June 2, 2014, we completed the acquisition from Panasonic of equity interests of 100.0% in USG2 and UMY, and an equity interest of 99.98% in UID, for a consideration of $96.5 million. As the fair value of consideration of $83.6 million was less than the fair value of the identifiable net assets of the acquired subsidiaries of $125.1 million, in each case determined at the time of the acquisition, we recognized a gain on bargain purchase of $41.4 million. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Gain on bargain purchase from business combination” for further details.

(4)

We recognized a gain of $21.1 million due to the extinguishment of the second priority term loans in exchange for the issuance of $502.3 million in aggregate principal amount of 10.0% senior secured notes due 2019 on September 30, 2013.

(5)	We recognized a gain on the disposal of one of our Singapore facilities in 2014.

(6)	In 2014, we received a return of capital from a company that we had previously invested in 2000, which had previously been written off.

(7)

This amount represents the fees payable to Panasonic for certain transitional services that Panasonic provided to us in connection with our acquisition of the three facilities from Panasonic. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” for further details.

*	Amount insignificant.

RISK FACTORS

You should carefully consider the risks described below before making an investment decision. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. Our business, financial condition or results of operations could be materially and adversely affected by any of these risks. The trading price and value of the ADSs could decline due to any of these risks, and you may lose all or part of your investment. This prospectus also contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including the risks faced by us described below and elsewhere in this prospectus.

Risks Relating to Our Business

We are dependent on the highly cyclical semiconductor and electronics industries, and volatility downturns in these industries could have a material adverse effect on our business and results of operations.

The semiconductor and electronics industries are highly cyclical and are characterized by significant fluctuations in end-market demand, which is driven by and connected with the product cycles of the end-products in which integrated circuits are used and the timing of releases of new products. Any significant downturn in the condition of the semiconductor industry and global economic conditions which adversely affect the demand for our services or any decline in demand for use of semiconductor devices, such as consumer electronics, telecommunication devices or computing devices, would have a material adverse effect on our business and operating results. In addition, any variation in order levels from our customers and service fee rates caused by fluctuations in demand will also result in volatility in our sales and net profit, which could have a material adverse effect on our results of operations. Please see “– We depend on a small number of customers in a limited segment of the market for a substantial portion of our sales” for a discussion on how the loss of key customers could have a material adverse effect on us.

From time to time, the semiconductor and electronics industries have experienced significant, and sometimes prolonged, downturns. These downturns often occur during periods of decline in general economic conditions. Global financial markets experienced significant disruptions in 2008, which resulted in recessions in a number of economies. The recovery from the lows of 2008 and 2009 has been uneven and is facing new challenges, including a European sovereign debt crisis that began in 2011 and continuing high unemployment rates in many parts of the world. It is unclear what the long-term impact of the European sovereign debt crisis will be and uncertainty remains over the long-term effects of the expansionary monetary and fiscal policies that have been adopted by the central banks and financial authorities of some of the world’s leading economies. There have also been concerns over unrest in the Middle East and Africa and geopolitical tensions in Russia and Ukraine, which have resulted in significant market volatility and recent concern over falling oil prices. During any significant downturn, demand for our products and services may be adversely affected, we may face pressure to reduce our prices, and we may need to further rationalize capacity and attempt to reduce our fixed costs. If we are unable to reduce our costs sufficiently to offset reductions in prices and sales volumes, our margins and earnings will suffer and we could incur significant losses, as we have in the past, which would result in a material adverse effect on our business, financial condition and results of operations.

Our business, results of operations and financial condition have fluctuated from quarter to quarter and may fluctuate significantly as a result of factors outside of our control.

Many factors, some of which are outside of our control, including variations in demand and orders from our customers and the impact of adverse economic conditions, could lead to significant variability of our quarterly or annual operating results or have a material adverse effect on our sales, gross profit, operating results and cash flows. Our profitability and ability to generate cash from operations is principally dependent upon customer demand, which is driven in part by our ability to compete successfully with other assembly and test service providers and continue to attract more business from our customers and our customers’ preferences. Our competitiveness and profitability is also dependent on our ability to develop, or obtain access to, advances in assembly or test technologies or processes. In addition, the utilization of our equipment, product mix, our ability to manage our capital expenditures in response to market conditions and our ability to control our costs including labor, material, overhead and financing costs, also significantly affect our financial condition and results of operations.

In addition to these factors, our sales, gross profit, net profit, cash flows, EBITDA and adjusted EBITDA have also historically fluctuated significantly from quarter to quarter as a result of several other factors, over which we have little or no control and which we expect to continue to impact our business. These include fluctuations in demand in the semiconductor industry and key end-markets, the competitiveness of our key customers in their respective end-markets, such as, the competitiveness of Panasonic Corporation, or Panasonic, in the automotive industry, inventory reductions by our customers, changes in average selling prices which can occur quickly due to the general absence of long term agreements on price, evolving assembly and test technologies and potential difficulties in developing and transitioning to new technologies, restructuring charges, asset write-offs and impairments. Moreover, because of the size of the business of UMS and its subsidiaries relative to that of our existing business at the time of our acquisition of UMS and its subsidiaries from Panasonic, our results of operations for 2014 are not fully comparable to our results of operations for prior years and subsequent periods, and you should not use such comparisons as a basis for your investment or to predict our future performance.

Due to this cyclicality and as a result of our acquisition of UMS and its subsidiaries from Panasonic, we believe that period-to-period comparisons of our results of operations may not be meaningful, and you should not rely on those comparisons to predict our future performance. The volatility and fluctuations in operating performance we have experienced as a result of the factors listed above also make it more challenging for us to forecast our operating results, make business decisions and identify risks that may affect our business, sources and uses of cash, financial condition and results of operations. To the extent our results of operations are below the expectations of public market analysts and investors in the future, or if there are significant fluctuations in our financial results, the market price of the ADSs could decline materially.

We depend on a small number of customers in a limited segment of the market for a substantial portion of our sales.

We are dependent on a small group of customers for a substantial portion of our sales. For the years ended December 31, 2012, 2013 and 2014, our 10 largest customers by sales, in aggregate, accounted for 66.0%, 62.5% and 68.2%, respectively, of our sales. In 2014, our largest customers were Panasonic and Broadcom, each of whom accounted for more than 10% of our sales. In that same year, our three largest customers accounted for 38.2% of our sales, and our five largest customers accounted for 49.7% of our sales. In 2015, Broadcom and one of our other customers, Avago Technologies Limited, or Avago, announced that Avago will acquire Broadcom and the acquisition is expected to be completed in 2016. Our results of operations are primarily affected by demand for our services by our customers, who are in turn affected by changes in their market shares in the markets in which they compete and changing consumer demand. We anticipate that a small number of customers will continue to account for a significant portion of our sales in the foreseeable future. In particular, we expect Panasonic to continue to be one of our largest customers particularly as a result of our contract manufacture agreement with Panasonic which by its terms expires only in 2019. The loss of one or more of our key customers, or reduced orders from any of our key customers due to a consolidation in the industry or otherwise, could have a material adverse effect on our business, financial condition and results of operations. For example, our memory product category sales were $172.1 million, $115.1 million and $95.3 million in 2012, 2013 and 2014, respectively. The decrease in our memory product category sales was primarily due to reduced demand from Nanya, which was a key memory customer prior to 2013 when it changed its strategy and insourced more of its assembly and test requirements. In addition, any new customers that we are able to attract to use our services (to mitigate any loss of a key customer) usually require us to pass a lengthy and rigorous qualification process that can take more than nine months to complete with the consequence that we typically only realize any meaningful sales contributions from such customers approximately one to two years or longer from the time we commence the qualification process.

The majority of our sales are derived from customers whom we classify as operating in the communications, consumer, computing, automotive and industrial, medical and other end-markets. Customers that we classify as operating in the communications end-markets accounted for approximately 39.7% of our sales in 2014, computing end-markets accounted for approximately 18.9% of our sales in 2014, consumer end-markets accounted for approximately 15.7% of our sales in 2014, automotive end-markets accounted for approximately 9.0% of our sales in 2014 and industrial, medical and other end-markets accounted for approximately 16.7% of our sales in 2014. In 2014, assembly and test services accounted for 66.1% and 33.9% of our sales, respectively. A substantial portion of our sales of assembly services was derived from the analog product category, and the majority of our sales of test services were derived from the mixed-signal and logic product categories. Factors affecting these end-markets or product categories in general or any significant decrease in demand in such end-markets or product categories could have a material adverse effect on our business, financial condition and results of operations.

It may be difficult for us to attract new customers and as a result, our business, financial condition and results of operations may be adversely affected.

Our ability to attract new customers is important to our ongoing success. In line with industry practice, new customers usually require us to pass a lengthy and rigorous qualification process which in most cases is conducted at a significant cost to us and the customer. Additionally, customers may also require us to invest in new specialized or customized equipment for our products and services. As a result, customers are generally reluctant to qualify new assembly and test service providers and it may be difficult for us to attract new major customers or enter new markets. We are also required by our existing customers to undergo stringent evaluation processes when introducing new types of services. If we fail to satisfy any customer’s ongoing evaluation process, that customer may cease to use our services, causing our customer base to become more concentrated. Furthermore, we believe that once customers have selected the services of a particular assembly and test company, they generally rely on that vendor for specific applications and, to the extent possible, subsequent generations of those applications. Accordingly, it may be difficult to achieve significant sales from a potential customer once that customer has selected another vendor’s assembly and test services. In addition, due to the lengthy and rigorous qualification process that we undertake in connection with acquiring new customers, we typically only realize any meaningful sales contributions from such customers approximately one to two years or longer from the time we commence the qualification process. Any failure to attract new customers and the length of time required to realize sales from new customers could adversely affect our business, financial condition and results of operations.

We have not received the full amount of revenues expected to be generated by the contract manufacture agreement with Panasonic in the first year of operations of our Singapore, Indonesia and Malaysia semiconductor assembly and test businesses since our acquisition of these businesses from Panasonic, and Panasonic may not be able to fulfill their subsequent commitments stipulated under the contract manufacture agreement; and we may choose not or be unable to enforce our contractual rights against Panasonic.

Panasonic has undertaken, in the contract manufacture agreement entered into with us in May 2014 in connection with our acquisition of their Singapore, Indonesia and Malaysia semiconductor assembly and test facilities, to purchase over the five-year term of the agreement ending on June 30, 2019, services and products from us aggregating not less than $1,045.0 million in amounts invoiced and calculated in accordance with the terms of the agreement (such amounts referred to as “eligible revenue” under the agreement). This aggregate purchase commitment has been agreed to be fulfilled by, among other things, various annual committed purchase amounts. Although Panasonic is not contractually entitled to terminate this agreement except in the event of insolvency or a material breach of contract on our part, there can be no assurance that Panasonic will perform its obligations under this agreement.

In particular, for the first commitment period under this agreement which commenced on June 2, 2014 and ended on March 31, 2015, Panasonic generated $175.0 million of eligible revenue, which represented a shortfall of $11.0 million from the annual commitment for this first period. As a result, Panasonic paid us liquidated damages of $4.6 million of which $4.5 million was received prior to March 31, 2015, which was less than the agreed amount of liquidated damages payable under the contract manufacture agreement. We agreed to accept a lower amount of liquidated damages from Panasonic in exchange for certain amendments to the contract manufacture agreement, from which we believe we will benefit. There is a possibility that Panasonic may continue to fail to meet its commitment for the second annual period under the agreement ending March 31, 2016 and in the future, which would result in Panasonic again being obliged to pay us liquidated damages under the terms of the contract manufacture agreement. If this occurs, there can be no assurance that such payment will be made in full on a timely basis, or at all, which may be materially detrimental to our business, financial condition, cash flows, results of operations and prospects.

Moreover, whenever Panasonic is unable to fulfill its commitments under the contract manufacture agreement, it is only liable to pay liquidated damages in an amount equal to 50% of the difference between the relevant commitment and the eligible revenue generated. The failure of Panasonic to purchase services and products up to the annual committed amounts under the contract for the first commitment period resulted in reduced revenues from these acquired facilities compared to revenues internally projected by us based on commitments from Panasonic under the contract manufacture agreement. Continued failure of Panasonic to meet its purchase commitments under the contract will result in further reduced revenues from these acquired facilities, which may have a material adverse impact on our business, results of operations, financial condition and prospects. Further, if Panasonic is unable to fulfill either at least 80% of its interim commitment or its entire annual commitment, it must pay us liquidated damages in an amount equal to 50% of the difference between the relevant commitment and the relevant eligible revenue generated for the duration of the relevant commitment (such amounts referred to as “liquidated damages”). The payment of liquidated damages, if any, are required to be made within 30 days of our provision of statements to Panasonic of the amounts due, and are typically expected to be made between September to November (for any failure to meet its interim commitment) and/or March to May (for any failure to meet its annual commitment) of each year, which can result in inconsistency and lumpiness in our cash flows and results of operations from period to period. There is no assurance Panasonic will be able to meet its subsequent annual or aggregate commitments under the contract manufacture agreement. Any deviation from the agreed terms in the contract manufacture agreement and/or shortfall in payment by Panasonic could be significant and have a material adverse effect on our business financial condition, results of operations and prospects.

Further, we will continue to incur operating expenses for the maintenance of our acquired facilities from Panasonic and may invest in capital expenditures in these facilities as we execute our growth strategies. Any continued decline in expected revenues from Panasonic, the key customer for these acquired facilities, could materially and adversely affect our business and operations as well as financial condition, results of operations and prospects, particularly where we have made investments in these facilities.

Panasonic is our largest customer for the year ended December 31, 2014 and is expected to continue to be our largest customer for the next few years. This relationship may hinder our willingness or ability to bring an action against Panasonic or exercise our right of set off for breach of the contract manufacture agreement since any legal action is likely to adversely impact our existing relationship with Panasonic and may even result in the cessation of all relationships with us, causing a material adverse impact on our business, financial condition, results of operations and prospects. Moreover, even if we intend to enforce our contractual rights against Panasonic, there is no assurance that Panasonic will pay all or any liquidated damages owed to us.

In addition, there is no assurance that Panasonic will continue their business dealings with us or at the same level after the expiry of the contract manufacture agreement, and the loss of Panasonic as a key customer could have a material adverse effect on our business, financial condition, results of operations and prospects.

Please see “Business – Contract Manufacture Agreement with Panasonic” for further details of the contract manufacture agreement.

Other than Panasonic, our customers generally do not place purchase orders significantly in advance and do not have long-term contractual commitments to purchase our services, which makes us vulnerable to sudden changes in customer demand and may result in us incurring unnecessary costs.

As is customary in our industry, except for our long-term contract manufacture agreement with Panasonic, our customers generally do not place purchase orders in advance of when they require our services and are generally not obligated, pursuant to any long-term contractual commitment or otherwise, to purchase any minimum amount of our products or use any minimum level of our assembly or test services or to provide us with binding forecasts for any period, although we may from time to time be required to commit capacity we agree with our customers. If we fail to honor our agreement to commit capacity based on our customers’ requirements, our reputation may suffer and our customers may cancel their orders.

In addition, our customers often reduce, cancel or delay their purchases of assembly and test services for a variety of reasons including industry-wide and customer-specific reasons. This makes it difficult for us to forecast our sales for any future period as our customers might not continue to place orders with us in future periods at the same levels as in prior periods. However, our expenses are based in part on our expectations of future sales and we may be unable to adjust costs in a timely manner to compensate for any sales shortfalls. In some cases, our customers are not responsible for any unused common or standard materials or components purchased by us that result from actual orders being smaller than previously forecast by the customer. If we face a reduction or cancellation of orders, or if we are not able to utilize the unused materials or components resulting from such reduced or cancelled orders, our business, financial condition and results of operations may be adversely affected.

We have experienced substantial losses in the past and may do so in the future.

We recorded a loss before tax of $76.5 million in 2013 and loss before tax of $31.7 million in 2012. Our accumulated losses were $339.9 million as of December 31, 2014. The losses we incurred in 2012 and 2013 were primarily on account of the finance expenses we incurred on our borrowings, and partly due to the decline in sales for each of those years. In 2012, we experienced a decline in sales primarily due to weakening global market conditions, and in 2013, our decline in sales was primarily due to weakness in demand in our memory business as Nanya, which is one of our key memory customers, changed its strategy and insourced more of its assembly and test requirements, loss in our share of wallet with respect to some customers in our analog assembly business, customers ceasing to use our assembly and test services for certain products that we no longer service in Singapore and closure of our facility at Chengdu. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations” for a discussion of our results of operations for 2012 and 2013. We cannot assure you that we will not incur further losses in the future.

We may not successfully continue to manage our geographically diverse manufacturing facilities.

We have significantly expanded our assembly and test operations in recent years. For example, in 2014 we acquired Panasonic’s Singapore, Indonesia and Malaysia semiconductor assembly and test facilities, which brought us assembly and test capabilities in image sensors and power packages. In 2005, we acquired UltraTera Corporation (now known as UTC), a company focused on memory devices, and in 2006 and 2010, we acquired NS Electronics Bangkok (now known as UTL) and ASAT Limited (now known as UHK), respectively, which had strengthened our position and intellectual property portfolio in QFN packages. As a result of our expansion, we have implemented and plan to continue to implement additional operational and financial controls and hire and train additional personnel. We may face difficulties in hiring personnel with sufficient experience or expertise in our manufacturing locations where there is a shortage of skilled workers, for example, in Thailand, China and Indonesia.

Further, as a result of our expansion and geographically diverse manufacturing operations in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia, we seek to implement a strategy of centralizing business management, our legacy information technology systems at various facilities and other key functions in order to integrate our existing businesses and to institute a single high quality service standard across our group as our manufacturing facilities have historically tended to operate more autonomously with less coordination among the various facilities. The difficulties of implementing our current strategy are increased by the necessity to coordinate geographically dispersed organizations, integrate personnel with disparate business backgrounds and combining different corporate cultures. From time to time, we also evaluate the performance of our facilities and we may decide to close facilities that are under-utilized or unprofitable. For example, we closed our facility in Chengdu in 2012 due to under-utilization of the facility. Our inability to successfully implement any of our strategies or the closure of under-utilized or unprofitable facilities, could have a negative impact our business, financial condition, results of operations or cash flows.

We may not be able to expand our business into new jurisdictions or new regions, and may be exposed to potential risks arising from any material acquisitions, investments and joint ventures that we undertake in the future.

A key element of our growth strategy is the acquisition of, and investment in, complementary businesses or assets from time to time. We may also seek to expand our business organically in the jurisdictions in which we operate. The success of our inorganic expansion strategy depends on a number of factors, including our ability to identify suitable opportunities for acquisitions, whether we are able to complete an acquisition on terms that are satisfactory to us, the economic, business or other strategic objectives and goals of the company or business compared to those of our group, our ability to maintain business relationships with customers, suppliers, employees and other favorable business relationships of the acquired operations and restructuring or terminating unfavorable relationships, our ability to finance the acquisition consistent with our credit arrangements and in a manner that would optimize our capital structure, and our ability to integrate successfully the acquired company or business with our group. For example, our current strategy of centralizing business management and other key functions may make it difficult to successfully integrate our existing businesses or any new businesses or assets we acquire in the future. We may also have difficulty managing our expansion into new geographic markets where we have limited knowledge and understanding of the local economy, an absence of business relationships, or unfamiliarity with local governmental and permitting procedures and regulations. We may not succeed in expanding our business into new jurisdictions or in existing jurisdictions in which we operate on a timely basis or in achieving profitability in these locations.

We must overcome significant regulatory and legal barriers before we can begin operations in any new jurisdiction. In addition to significant regulatory barriers, we may also encounter problems conducting operations in new jurisdictions with different cultures and legal systems where historical practices may not align with our business practices and corporate policies. Any of these factors could adversely affect our ability to successfully expand our business, and our failure to effectively manage any expansion may adversely affect our business, financial condition, results of operations and prospects.

These investments may also involve risks associated with the possibility that the other shareholders or joint venture partners may have economic or business interests or goals that are inconsistent with ours, take actions contrary to our policies or objectives, be unable or unwilling to fulfill their obligations under the relevant joint venture or shareholders’ agreements or have financial difficulties. In addition, the laws in these jurisdictions relating to foreign investment could be altered in a manner that may result in an adverse effect on our business and results of operations.

If we undertake any material acquisitions, investments and joint ventures in the future, our management’s attention and resources from our existing business and expose us to potential risks. For example, any failure to manage our growth effectively, including any inability or unforeseen difficulties in implementing financial and management controls and reporting systems and procedures, could lead to inefficiencies and redundancies which will negatively impact our business, operations and profitability. Similarly, any difficulties encountered in the acquisition and integration process may have an adverse effect on our business, financial condition and results of operations.

We operate in a highly competitive industry, and we may not be able to compete successfully.

The outsourced semiconductor assembly and test industry is very competitive and requires us to be capable of assembling and testing increasingly complex semiconductor packages as well as to be able to bring technologically advanced semiconductor packages to market as quickly as our competitors. We compete with large multinational companies, some of which are much larger in size than us, small niche market competitors and new entrants to the industry. Many of our competitors have significant manufacturing capacity, financial resources, research and development capabilities, marketing and other capabilities and have longer operating histories than ours. These companies have also established relationships with many of our current or potential customers. In addition, increases in the manufacturing capacities of new entrants or our current competitors, or the consolidation of our existing competitors resulting in an increase in their resources and capabilities, may force us to lower our prices.

We may face difficulties competing against such competitors for market share, volume production, price competitiveness and the standard and scope of services offered, such as our technical and engineering competence, quality of service, production yields, cycle time, time-to-market and ability to simplify our customers’ supply chain logistics. In the event that we are not able to compete successfully against our existing or potential competitors, our business, financial condition and results of operations could be adversely affected.

Decisions by our customers who are integrated device manufacturers to curtail outsourcing may adversely affect our business.

We are dependent on sales of assembly and test services outsourced to us by our customers, and our strategy for expanding our business includes offering turnkey solutions to our customers. A significant portion of our sales is from customers who are integrated device manufacturers, which have their own in-house assembly and test capacity. These customers continually evaluate our assembly and test services against their own in-house capabilities. As a result, at any time, these integrated device manufacturers may decide to shift some or all of their outsourced assembly and test services to internal capacity. In the event of a downturn in the semiconductor industry, these integrated device manufacturers may respond by shifting some outsourced assembly and test services to internally serviced capacity. For example, we experienced a decrease in our memory product category sales in 2014 from 2013, and in 2013 from 2012, primarily as a result of the continued reduced demand from Nanya, which was a key memory customer, as it changed its strategy and insourced more of its assembly and test requirements.

Moreover, these integrated device manufacturers may prefer to rely on internal sources for assembly and test services due to their desire to realize higher utilization of their existing assembly and test equipment, their unwillingness to disclose proprietary technology, their possession of more advanced test or assembly technologies and the guaranteed availability of their own assembly and test capacity. Any shifts or slowdowns in outsourcing could have a material adverse effect on our business, financial condition, results of operations and prospects.

We face several risks associated with the management and integration of the semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia acquired from Panasonic.

We acquired three semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia from Panasonic on June 2, 2014. As part of this acquisition, we entered into a contract manufacture agreement with Panasonic under which Panasonic has undertaken to purchase various annual committed amounts of services and products from us. We seek to maintain business and operational continuity at these facilities by continuing to operate these facilities based on the same customized processes and standards instituted by Panasonic prior to our acquisition. While we believe that the facilities currently satisfy the standards required by Panasonic under the contract manufacture agreement, there is no assurance these facilities will continue to maintain such standards and any failure to supply the services and products to Panasonic in accordance with the contract manufacture agreement may result in compensation payable to Panasonic or termination of the contract manufacture agreement.

In addition, we also entered into a guarantee facility in connection with this acquisition under which various restrictions were placed on these semiconductor facilities, such as the requirement for UMS and its subsidiaries to maintain a consolidated minimum cash balance of at least $12.0 million as of the end of each financial quarter, and prohibitions on UMS Holdings and its subsidiaries from extending any loans, credit and various other forms of financial indebtedness to any person (with certain permitted exceptions, such as trade credit extended to customers on normal commercial terms and in the ordinary course of business, and intra-group loans, security over which is generally required to be granted to the finance parties under the guarantee facility). UMS Holdings and its direct and indirect subsidiaries are also not permitted to enter into any transactions with or make any payment to Global A&T Electronics or its subsidiaries (subject to certain exceptions, such as disposals and acquisitions of assets made on arm’s length terms, and payments of up to an aggregate of $4.0 million per annum for management services pursuant to a management services agreement entered into by UMS and USG1), or pay dividends (subject to certain exceptions). These restrictions may prohibit us from efficiently deploying our cash flow from these facilities to our other operations (including to Global A&T Electronics and its subsidiaries).

A significant portion of the capacity at the Singapore, Indonesia and Malaysia facilities that we acquired from Panasonic, has been dedicated to semiconductor products that Panasonic outsources to us under the contract manufacture agreement. These products include ceramic leadless chip carrier and ceramic land grid array image sensor packages, transistor outline packages, laser detector hologram units, small outline transistors and integrated circuit cards. We may face challenges in efficiently managing our resources and utilizing our existing capacity. If we do not receive sufficient demand from Panasonic for our services at these facilities, we may be unable to service products at these facilities from our other existing or new customers in sufficient quantities to maintain or increase utilization, or at all. We seek to eventually integrate these facilities through the harmonization of the processes and management at these facilities with our other facilities, and to service products from our existing or new customers at these facilities by upgrading its existing equipment. The challenges in integrating these facilities include:

•	sourcing for new customers or increasing the demand from existing customers to use the services provided by these facilities;

•

the covenants under our guarantee facility restricting us from efficiently deploying our cash flow contributed by new customers to these facilities to our other operations (including to Global A&T Electronics and its subsidiaries);

•

improving the lower equipment utilization rates through the increase in sales and volume of products that we service, and reducing the high costs incurred, at such facilities that previously operated as subsidiaries of a larger conglomerate which prioritized stability in operations;

•	adhering to the quality and process execution standards that meet customer expectations;

•	developing and preserving a uniform culture, values and work environment in our operations;

•	recruiting, training and retaining sufficient skilled management and employees; and

•	developing and improving our internal administrative infrastructure, including our financial, operational, communications and other internal systems.

If we are unable to effectively manage or integrate these facilities or increase the equipment utilization rates at these facilities, our business and results of operations may be materially and adversely affected.

Our indebtedness could adversely affect our financial condition and restrict our ability to pursue our business strategies.

As of December 31, 2014, we had significant indebtedness and our total borrowings were $1,105.0 million (after deducting unamortized loan facility and related issuance costs). We had negative net tangible book value of $344.0 million as of December 31, 2014 because our total liabilities exceeded total tangible assets. Our net tangible book value represents the amount of our tangible assets, less the amount of our total liabilities. Our finance expenses were $79.6 million, $120.7 million and $125.2 million in 2012, 2013 and 2014, respectively, representing 59.0%, 123.5% and 79.2%, respectively, of our gross profit in each of those periods. We intend to reduce our indebtedness by using the net proceeds from this offering. See “Use of Proceeds.”

Our degree of leverage may have important consequences to you, including the following:

•

we may have difficulty satisfying our obligations under our existing indebtedness, which could in turn result in an event of default. The lenders under such facilities could then vote to accelerate the payment of the indebtedness and foreclose upon our assets securing such indebtedness. Other creditors might then accelerate the payment of other indebtedness;

•

we may be required to dedicate a substantial portion of our cash flow from operations to required payments of indebtedness, thereby reducing the availability of cash flow for working capital, capital expenditures and other general corporate activities;

•	covenants relating to our indebtedness may limit our ability to obtain additional financing for working capital, capital expenditures and other general corporate activities;

•	covenants relating to our indebtedness may limit our flexibility in planning for, or reacting to, changes in our business and the semiconductor industry;

•	we may be unable to obtain funding for acquisitions of new businesses and projects;

•	we may be more vulnerable than our competitors to the impact of economic downturns and adverse developments in our business;

•	we may be placed at a competitive disadvantage against any less leveraged competitors; and

•	our indebtedness also exposes us to fluctuations in interest rates as certain of our borrowings are at variable rates of interest.

The occurrence of any of these events could have a material adverse effect on our business, financial position and results of operations.

We may not be able to generate sufficient cash flows to meet our debt service obligations or obligation to pay the remaining installments of the consideration payable to Panasonic for the three semiconductor facilities that we acquired. Our ability to generate cash depends on many factors beyond our control and we may need to access the credit market to meet our liquidity requirements.

Our ability to make scheduled payments on or refinance our debt obligations and installments payments for the consideration payable to Panasonic for the three semiconductor facilities we acquired depends on our financial condition and operating performance, which are subject to prevailing economic, industry and competitive conditions and to certain financial, business, legislative, regulatory and other factors beyond our control. We may be unable to maintain a level of cash flow from operating activities sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness or the installments due to Panasonic. In addition, although we expect to derive a significant portion of sales from our long-term contract manufacture agreement with Panasonic, Panasonic was unable to fulfill its first annual commitment to us, and any continued failure of Panasonic to meet its purchase commitments under the contract will result in further reduced cash flow generated from these acquired facilities, which may have a material adverse impact on our business, results of operations, financial condition and prospects. Moreover, there are various covenants in the guarantee facility that impose certain restrictions on the cash from operations that we obtain from such facilities, such as a requirement for UMS and its subsidiaries to maintain a consolidated minimum cash balance of least $12.0 million as of the end of each financial quarter, and prohibitions against entering into any transactions with or making any payment to Global A&T Electronics or its subsidiaries (subject to certain exceptions) or making dividend payments (subject to certain exceptions). For details of such restrictions, see “– Our credit facilities and debt instruments, including the indenture, senior revolving credit facility and guarantee facility contain covenants limiting our financial and operating flexibility” and “Description of Certain Indebtedness – Guarantee Facility.”

If our cash flow and capital resources are insufficient to fund our debt service and other financial obligations, we could face substantial liquidity problems and could be forced to reduce or delay investments and capital expenditures or to dispose of material assets or operations, seek additional debt or equity capital or restructure or refinance our indebtedness.

Our ability to obtain external indebtedness could be impacted by our debt ratings. Any increase in our level of debt, change in status of debt from unsecured to secured debt, or deterioration in our operating results and our industry may cause a reduction in our current debt rating. Any downgrade in our current debt rating could impair our ability to obtain additional financing on acceptable terms. Furthermore, the credit markets have recently experienced adverse conditions. Continuing volatility in the credit markets may increase costs associated with issuing debt instruments due to increased spreads over relevant interest rate benchmarks or affect our ability to access those markets. If we cannot service our indebtedness, we may have to take actions such as selling assets, seeking additional equity or reducing or delaying capital expenditures, strategic acquisitions, investments and alliances. We cannot assure you that any such actions, if necessary, could be effected on commercially reasonable terms or at all.

Our credit facilities and debt instruments, including the indenture, senior revolving credit facility and guarantee facility contain covenants limiting our financial and operating flexibility.

The indenture pursuant to which the senior secured notes were issued, or the indenture, the senior revolving credit facility that we obtained in February 2013, or the senior revolving credit facility, and the guarantee facility that we obtained in connection with our acquisition of the semiconductor facilities from Panasonic, or the guarantee facility, and certain finance leases that we have entered into, contain covenants that restrict our ability to engage in activities that may be in our long-term interests. For example, there are covenants, subject to certain thresholds or exceptions, on us against:

•	creating liens on assets;

•	making investments, loans or advances;

•	incurring additional indebtedness;

•	effecting mergers or consolidation;

•	selling assets or entering into sale and leaseback transactions;

•	paying dividends and distributions, repurchasing share capital or making other restricted payments; and

•	entering into transactions with affiliates.

The covenants under the indenture, senior revolving credit facility and guarantee facility could limit our ability to pursue our growth plans, restrict our flexibility in planning for, or reacting to, changes in our business and industry and increase our vulnerability to general adverse economic and industry conditions. In addition, the indenture and senior revolving credit facility contain restrictions on Global A&T Electronics and its subsidiaries from entering into transactions with its affiliates (which includes UMS Holdings and its direct and indirect subsidiaries). We may enter into additional financing arrangements in the future, which could further restrict our flexibility. Any defaults of covenants contained in the indenture, senior revolving credit facility and guarantee facility may lead to an event of default and to cross-defaults. Other creditors might then accelerate the payment of other indebtedness. If any of our creditors accelerate the payment of their indebtedness, we may not have sufficient assets to satisfy our obligations under the indenture, senior revolving credit facility and guarantee facility or our other indebtedness.

Our guarantee facility also requires UMS and its subsidiaries to maintain a consolidated minimum cash balance of at least $12.0 million as of the end of each financial quarter, and prohibits UMS Holdings, and UMS and its direct and indirect subsidiaries from extending any loans, credit and various other forms of financial indebtedness to any person (with certain permitted exceptions, such as trade credit extended to customers of USG2, UMY and UID on normal commercial terms and in the ordinary course of business, and certain intra-group loans, security over which is generally required to be granted to the finance parties under the guarantee facility). UMS Holdings, and UMS and its direct and indirect subsidiaries are also not permitted to enter into any transactions with or make any payment to Global A&T Electronics or its subsidiaries (subject to certain exceptions, such as disposals and acquisitions of certain assets made on arm’s length terms, and payments of up to an aggregate of $4.0 million per annum for management services pursuant to the management services agreement entered into by UMS and USG1 in connection with the acquisition of USG2, UMY and UID from Panasonic, in each case subject to certain conditions), or making dividend payments (subject to certain exceptions). Certain amounts received by UMS Holdings and any of its subsidiaries under the contract manufacture agreement between UMS and Panasonic are also to be credited into specified bank accounts, which have been charged to secure our obligations under the guarantee facility.

Please see “Description of Certain Indebtedness” for further details relating to the covenants under the indenture, senior revolving credit facility and guarantee facility.

Pending litigation by certain holders of senior secured notes issued by our wholly-owned subsidiary, Global A&T Electronics Ltd., and guaranteed by certain of Global A&T Electronics’ subsidiaries, may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our securities.

In November 2013, Global A&T Electronics received letters purportedly from certain holders of Global A&T Electronics’ senior secured notes, alleging, among other things, that the issuance of $502.3 million in aggregate principal amount of senior secured notes on September 30, 2013 resulted in defaults under the indenture. Following these letters, a complaint was filed in the Supreme Court of the State of New York, New York County, by certain purported holders of Global A&T Electronics’ existing senior secured notes, alleging certain claims in relation to the issuance of $502.3 million in aggregate principal amount of additional senior secured notes, which are treated as a single series with the existing senior secured notes, to lenders of term loans under Global A&T Electronics’ previous second priority floating rate loan facility and second priority fixed rate loan facility. These second priority lenders had, on September 30, 2013, agreed to cancel and terminate all outstanding principal amounts due to them under the second priority loan agreements in exchange for such additional senior secured notes.

The plaintiffs allege that the September 30, 2013 exchange transaction caused an event of default under the indenture and seek monetary damages and other relief, including an injunction “unwinding” the September 30, 2013 transaction and/or “subordinating the liens” securing the senior secured notes issued on September 30, 2013 to the liens on those senior secured notes issued on February 7, 2013. We have and intend to continue to vigorously defend this lawsuit. However, there are no assurances that we will be successful in our defense. If the litigation is decided adversely to us, there could be several material and adverse consequences including acceleration of our obligations and our senior secured notes and certain other indebtedness, monetary damages and rescission orders. On May 30, 2014, Global A&T Electronics filed a motion to dismiss the plaintiffs’ complaint. The motion to dismiss was heard by the court on January 13, 2015, but has not yet been decided. See “Business – Legal Proceedings.”

Regardless of the outcome, this litigation could have an adverse impact on us as significant legal costs have been and will likely to continue to be incurred and as a result of diversion of management’s time and other resources. Also, any negative publicity arising from these claims is likely to damage our brand and reputation, harm our ability to attract and retain customers and result in a material adverse impact on our business, financial condition, results of operations and prospects and adversely affect our ability to raise debt financing in the future. Any adverse outcome from these proceeding including but not limited to monetary damages which may be awarded to the plaintiffs will result in a material and adverse impact to our business, financial condition, results of operations, prospects and the prices of our securities.

We are and may be subject to certain intellectual property-related litigation and may in the future be subject to intellectual property rights disputes.

The semiconductor assembly and test industry is characterized by frequent litigation regarding patent and other intellectual property rights. As the number and scope of patents and other intellectual property rights in our industry increase, companies in our industry face an increasing number of patent infringement claims as part of their ordinary course of business. Litigation may be necessary in order to enforce our patents or other intellectual property rights or to defend us against claimed infringement of the rights of others, which may result in protracted litigation, incurrence of further costs and diversion of our management’s attention from our operations.

If any litigation or patent infringement claim is made against us, we could be required to stop using certain processes or other intellectual property, cease production of infringing packages, or using, importing or selling them, attempt to acquire licenses to use the infringed technology, pay substantial damages or develop non-infringing technologies.

Regardless of whether such claims are valid, we could be required to expend valuable resources to defend any claims alleging our infringement of patents or other intellectual property rights and consequently incur substantial costs. If we fail to obtain necessary licenses or if litigation relating to patent infringement or other intellectual property matters occurs, we may be adversely affected.

On September 30, 2010, Tessera, Inc., or Tessera, filed a complaint against UTC in the United States District Court of the Northern District of California. The suit relates to a contractual dispute as to whether UTC’s patent license agreement with Tessera obligates it to continue paying royalties to Tessera. On April 4, 2014, Amkor Technology, Inc., or Amkor, filed a complaint against Global A&T Electronics and certain of its subsidiaries in the Superior Court of Arizona. The suit relates to patent licenses between Amkor and certain of Global A&T Electronics’ subsidiaries and payment of royalties by one of our subsidiaries. On July 8, 2014, Tessera identified patents that it contends cover UTC’s packages, and the parties are presently in the process of discovery concerning Tessera’s patent claims. On January 30, 2015, the magistrate judge issued a ruling denying Tessera’s request for discovery concerning the testing services that UTC provides for packages made by other companies. On May 26, 2015, the court issued an order denying Tessera’s motion for leave to amend its complaint to add a claim concerning UTC’s testing services. In addition, on May 26, 2015 the court issued an order scheduling the trial of the suit (if a trial is needed) to begin on February 23, 2016 and the parties will engage in expert discovery until July 17, 2015, followed by the filing of summary judgment motions that will be heard on September 24, 2015. On March 24, 2015, we filed a motion to dismiss the claims and the court will hear oral argument on our motion to dismiss on September 18, 2015. See “Business – Legal Proceedings.” Any adverse outcome from any proceedings with Tessera or Amkor could have a material adverse effect on our business, financial condition and results of operations.

We may be exposed to liabilities under various anti-corruption laws.

We operate in a number of countries that have a reputation for presenting business ethics and corruption risks. Our business in those countries, as well as our acquisitions and relationships and dealings with third parties, including consultants and other agents we may engage from time to time, expose us to potential risks and liability under anti-corruption laws.

We are committed to doing business in accordance with all applicable anti-corruption laws and have adopted a Code of Conduct and policies which are consistent and in compliance with applicable anti-corruption and anti-bribery laws and regulations. See “Management – Code of Business Conduct and Ethics” for further details.

We are subject to the continued risk that we, our affiliated entities or our or their respective officers, directors, employees and agents may take actions, or have taken actions, that may be determined to be in violation of relevant anti-corruption laws. There is no assurance that our efforts have been or will be completely effective in ensuring our compliance with all applicable anti-corruption laws or other legal requirements, or that we have not violated and will not violate such laws. If it is ever determined that improper payments were made, whether in future periods or based on new facts that come to light with respect to past periods, we could be subject to fines and other penalties that may be imposed by applicable regulatory authorities. See “– If we fail to maintain an effective system of internal controls, we may not be able to complete our analysis of our internal control over financial reporting in a timely manner, accurately report financial results or prevent fraud or other liabilities” for a description of certain issues we have identified at one of our facilities.

Any violation of anti-corruption or other laws could result in substantial fines, sanctions, civil and/or criminal penalties, curtailment of operations in certain jurisdictions, and could adversely affect our business, results of operations, financial condition or prospects. Moreover, actual or alleged violations or any investigation of potential violations by U.S. or foreign authorities could adversely damage our reputation and ability to do business. In addition, relevant governmental authorities may seek to hold our company liable for anti-bribery violations committed by companies in which we invest or that we acquire. Furthermore, detecting, investigating, and resolving actual or alleged violations is expensive and can consume significant time and attention of our senior management.

Average selling prices of assembly and test services have historically declined and may continue to do so, which may affect our profitability.

The average selling prices of our assembly and test services have declined historically in line with industry trends. Our contract manufacture agreement with Panasonic also requires us to apply certain reductions to the purchase price in each year for the duration of the agreement, to extend rebates of between 2% and 10% of the relevant eligible revenue generated that meets and/or exceeds the relevant annual or interim commitments by Panasonic and to share any cost reductions we achieve under the agreement, which may result a steeper decline in our average selling prices. Please see “Business – Major Customers – Contract Manufacture Agreement with Panasonic” for details on our contract manufacture agreement with Panasonic. In addition, any additional investments to increase in capacity by other assembly and test service providers without a corresponding increase in demand for outsourced assembly and test services could result in a steeper decline in average selling prices. Our ability to maintain or increase our profitability will continue to be dependent, in large part, upon our ability to offset decreases in average selling prices by realizing cost savings, reduction in our cost structure and improving our labor productivity, increasing unit volumes assembled or tested, or shifting to higher margin assembly and test services. If we are unable to do so, our business, financial condition and results of operations could be materially and adversely affected.

We may not be able to anticipate, develop, acquire or access cutting-edge technology, which would affect our ability to render advanced services at competitive prices and limit our ability to compete effectively.

The semiconductor assembly and test market is characterized by rapid technological change and increasing complexity. We must be able to offer our customers assembly and test services in line with technological advancements in the semiconductor industry. Advances in technology typically lead to rapid and significant price declines and decreased margins for older products and may also affect demand for test services. Technological advances could also cause our test or assembly capabilities to be less competitive with new technologies and, sometimes, to become obsolete. We seek to identify strategic intellectual property for our operations and focus on acquiring or developing such intellectual property that can enhance our capability. In particular, our acquisition of ASAT Limited (now known as UHK) in 2010 and NS Electronics Bangkok (now known as UTL) in 2006 strengthened our position and intellectual property portfolio in QFN packages, and our acquisition of UltraTera Corporation (now known as UTC) equipped us with a portfolio of patents in the memory product category.

If we fail to anticipate technological trends, keep up with advanced assembly and test service technology, and acquire or access technology developed by others in a timely manner, we may not be able to produce advanced products at competitive prices, we could lose our existing customers or may fail to acquire potential customers demanding these advanced services. We could also miss opportunities to benefit from the higher average selling prices that tend to be derived from newer and emerging assembly and test services. In order to remain competitive, we must be able to upgrade or migrate our testing equipment to respond to changing technological requirements. In addition, if we invest in anticipation of technological changes that do not materialize, we may be unable to recover the costs of such investments.

There is also a risk that our competitors may adopt new technology before we do, in which case our customers may use the services of our competitors instead of our services, which could have a material adverse impact on our business, results of operations and prospects.

We may not be able to pass on increases in prices of the materials and components we use for our operations, and any increase in energy and labor costs, to our customers.

A number of materials used in our assembly services are commodities and their prices fluctuate from time to time. In particular, gold is one of the principal materials used in our assembly services and accounted for 7.8% of our total cost of sales in 2014. The average cost of gold per troy ounce for our operations has fluctuated significantly from an approximate average of $1,678 per troy ounce in 2012, $1,624 per troy ounce in 2013 and $1,251 per troy ounce in 2014. From time to time, we enter into derivative contracts to partially manage our exposure to fluctuating gold prices through gold forward contracts if the opportunity arises. There is no assurance that these hedging arrangements will provide adequate protection and it is possible that we may incur losses under these arrangements in the future as a result of fluctuations in gold prices. There can also be no assurance that the price of gold will continue to decrease. In the event that the price of gold increases, we may attempt to negotiate pricing increments with our customers but there is no assurance that we will be able to successfully offset such increases in gold prices whether partially or at all.

Employee compensation expenditures (including direct and indirect labor) for our assembly and test business have also increased due to wage inflation and the expansion of our workforce. Certain of our employees in Singapore, Indonesia and Malaysia are unionized, and our employee compensation costs may increase if we agree to wage increases in any future wage negotiations with the unions. The expenses that we incur for our electricity and utilities for our facilities are also significant and may increase if our energy conservation efforts do not fully offset any increase in our electricity and utilities costs. In addition, certain of our manufacturing facilities located in countries which historically had lower utilities costs may experience an increase in its utilities costs if the relevant local government ceases to subsidize energy costs or increase its energy tariffs.

We may attempt to pass on increased prices of materials and components, and increased costs in labor and energy, to our customers, but there can be no assurance that such efforts will be successful. If we are unable to pass on such increased prices and costs or successfully reduce or mitigate such increases, our business, financial condition and results of operations could be adversely affected.

We depend on third-party suppliers for the materials and components required for our assembly services and any inability of our suppliers to supply such materials and components could adversely affect our operations.

We depend on third-party suppliers located in Asia for the materials and components such as gold, copper, substrates, lead-frames, molding compound and epoxy that we require for our assembly services. There are a limited number of suppliers that possess the technical capability to supply certain materials and components in our industry. In 2014, our top five material and components suppliers, in aggregate, accounted for approximately 16.6% of our total material and components purchases. We have entered into purchase agreements with all our preferred suppliers and we generally purchase our materials on a short-term basis through the issuance of purchase orders. Although we have in place alternative suppliers for a majority of our materials and components, we cannot assure you that our primary and alternative suppliers will not become insolvent, experience financial difficulties or be adversely affected by natural disasters. Moreover, we may not be able to obtain materials and components from alternative suppliers at acceptable prices or in sufficient quantities or acceptable quality or terms. For example, we encountered some problems with securing a steady supply of lead-frames and substrates for our Thai plants due to the floods in 2011. Any such difficulties could have a material adverse effect on our business, financial condition and results of operations.

Our industry is highly capital intensive and we may not generate sufficient cash to meet our capital expenditure requirements and our capital expenditure may also not fulfill expected returns.

Semiconductor assembly and test is capital intensive and requires investment in expensive equipment. Furthermore, to remain competitive, we improve our facilities and process technologies from time to time and conduct ongoing research and development. Although we are actively exploring new techniques for updating and extending the usable life of our equipment in order to increase our throughput without incurring significant additional capital expenditure, our level of capital expenditure may prove greater in the future than historical capital expenditure levels. In 2012, 2013 and 2014, our cash outflows in respect of capital expenditure, or cash capital expenditure, was $99.6 million, $50.3 million and $121.8 million, respectively. If we were unable to generate sufficient cash from our operations or raise sufficient capital to meet our capital expenditure requirements, we may become less competitive and our business, financial condition and results of operations could be materially and adversely affected.

The equipment and test programs that we use to carry out our testing services are customized to accommodate the requirements of specific types of semiconductors. Testers, in particular, are also relatively costly and tester depreciation represents a significant percentage of our costs. In 2012, 2013 and 2014, we acquired 11 testers, 16 testers and 81 testers, respectively. We believe that the success and profitability of our testing operations depends to a large extent on the volumes of the products that we test, and our ability to perceive trends with respect to the tester capabilities that will be required for our target end-markets and by our customers in the future. We also work closely with our customers to align our tester investments with their product roadmaps and we seek to invest in tester models whose capabilities can be upgraded as our customers’ products become increasingly sophisticated. If we are unable to accurately perceive trends in tester capabilities or keep pace with improvements in our customers’ products, we may not be able to recover our investments in equipment and test programs, which may negatively affect our business, financial condition and results of operations.

We have high fixed costs, and if we are unable to increase our sales, pricing levels or the volume of products for which we provide assembly and test services, our profitability could be adversely affected.

As a result of the capital intensive nature of our business, our operations are characterized by high fixed costs. We incurred depreciation expenses of $162.9 million, $151.7 million and $149.9 million for 2012, 2013 and 2014, which represented 17.5%, 20.3% and 17.4%, respectively, of our sales for each of those periods. We expect to continue to incur substantial depreciation and other expenses in connection with our acquisition of assembly and test equipment and facilities. Our profitability depends in part not only on absolute pricing levels for our services but also on the volume and variety of products for which we provide assembly and test services. In periods of low demand, equipment utilization rates tend to be lower, causing reduced gross profit margins. Our overall equipment utilization rate in 2013 was generally lower compared to 2012, and our gross profit margin was 13.1% in 2013 compared to 14.5% in 2012. The decrease in our gross profit margin was primarily due to a decline in our test sales, and to a lesser extent, our assembly sales. The factors affecting our gross profit margin and equipment utilization rate in 2013 were primarily the weakness in demand in our memory business as Nanya, which was one of our key memory customers, changed its strategy and insourced more of its assembly and test requirements, loss in our share of wallet with respect to some customers in our analog assembly business, customers ceasing to use our assembly and test services for certain products that we no longer service in Singapore and closure of our facility at Chengdu.

Moreover, our customers do not commit to binding forecasts, which makes it difficult for us to schedule production at our facilities accurately and to utilize capacity optimally to achieve maximum efficiency. Insufficient equipment utilization could negatively impact our profitability. If we fail to successfully predict trends or if we purchase equipment based on a customer’s product roadmap and the customer terminates its relationship or reduces its business with us, we may not be able to fully utilize our equipment, which could decrease our sales and margins.

We may be unable to obtain assembly or test equipment or other materials and components when we require them or at reasonable costs, and any disruptions to our assembly and test processes may result in delays and increased costs.

The semiconductor assembly and test business requires investment in expensive equipment, including testers and wire bonders, manufactured by a limited number of suppliers principally located in the United States, Europe and Japan. The market for capital equipment used in semiconductor testing is characterized, from time to time, by intense demand, limited supply and long delivery cycles. Our equipment, materials and other suppliers typically require approximately four months to deliver the equipment that we require for our operations. Our operations and expansion plans are highly dependent upon our ability to obtain a significant amount of the required equipment from a limited number of suppliers at a reasonable cost. If we are unable to obtain adequate equipment in a timely manner and at a reasonable cost, we may be unable to fulfill our customers’ orders which could result in a loss of customers, curtailed operations and increased costs.

Our assembly and test processes are complex and involve a number of precise steps. Defective assembly and test can result from a number of factors, such as the level of contaminants in the manufacturing environment, human error, equipment malfunction, incorrect process condition setting, use of defective raw materials, and inadequate sample testing. If our equipment breaks down or needs to be repaired or replaced, it may cause significant disruption to our assembly and test operations, which could result in us being unable to fulfill our customer orders on time or at all. For example, in 2014, we experienced production delays in our Dongguan facility caused by a deionized water leak at the facility. Any problems in the future with equipment at our facilities may delay or impair our ability to fulfill our obligations, which could negatively affect our business, financial condition and results of operations.

We face potential liability for compensation claims, economic damage claims and the risk of negative publicity if our services fail to meet our customers’ specifications.

We rely on monitoring and other quality and reliability assurance protocols to ensure that the packages that we assemble or products we test are defect-free and meet customer standards and specifications. From time to time, defective assembly and testing can result from various factors such as, contaminants in the manufacturing environment, human error, equipment malfunction, incorrect process condition setting, use of defective raw materials and inadequate sample testing. In such instances, we incur additional costs to remedy these defects, including by making compensation to customers. We may re-assemble packages or re-test products that are returned to us based on our customers’ additional requirements in order to minimize fraud and the reoccurrence of defects. Our failure to effectively manage these defects and liability risks could cause us to incur additional repair or replacement costs and other economic losses, and our reputation and the market acceptance of our products and packages could be adversely affected.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain executive management and qualified board members.

As a public company, we will incur legal, accounting and other expenses that we did not previously incur. We will be subject to the reporting requirements of the Securities Exchange Act of 1934, the Sarbanes-Oxley Act, the Dodd-Frank Act, the New York Stock Exchange or Nasdaq Global Select Market listing requirements and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. The Exchange Act requires, among other things, that we file annual and current reports with respect to our business and operating results. The Sarbanes-Oxley Act requires, among other things, that we maintain effective disclosure controls and procedures and internal control over financial reporting. Furthermore, the need to establish the corporate infrastructure demanded of a public company may divert the management’s attention from implementing our growth strategy, which could prevent us from improving our business, financial condition and results of operations. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations will increase our legal and financial compliance costs and will make some activities more time-consuming and costly. For example, we expect these rules and regulations to make it more difficult and more expensive for us to obtain director and officer liability insurance, and consequently we may be required to incur substantial costs to maintain the same or similar coverage. These additional obligations could have a material adverse effect on our business, financial condition, results of operations and cash flow. Although we plan to hire additional employees to comply with these requirements, we may need to hire more employees than planned or engage outside consultants, which will further increase our costs and expenses.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us and our business may be adversely affected.

We also expect that being a public company and compliance with these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified members of our board of directors, particularly to serve on our audit committee and compensation committee, and qualified executive officers.

As a result of disclosure of information in this prospectus and in filings required of a public company, our business and financial condition will become more visible, which we believe may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business and operating results could be adversely affected, and, even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could cause an adverse effect on our business, financial condition and results of operations.

If we fail to maintain an effective system of internal controls, we may not be able to complete our analysis of our internal control over financial reporting in a timely manner, accurately report financial results or prevent fraud or other liabilities.

Upon the completion of this offering, we will become a public company in the United States that is subject to certain requirements under the Sarbanes-Oxley Act. Section 404 of the Sarbanes-Oxley Act will require that we include in our annual report on Form 20-F a report from our management assessing the effectiveness of our internal control over financial reporting, beginning as early as our annual report for the fiscal year ending December 31, 2016. In addition, an independent registered public accounting firm must attest to and report on our management’s assessment.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with generally accepted accounting principles. We are currently in the process of reviewing, documenting and testing our internal control over financial reporting, but we are not currently in compliance with, and we cannot be certain when we will be able to implement the requirements of Section 404. We may encounter problems or delays in implementing any changes necessary to make a favorable assessment of our internal control over financial reporting. Even if our management concludes that our internal controls over financial reporting are effective, our independent registered public accounting firm may still decline to attest to our management’s assessment or may issue a report that is qualified, if it is not satisfied with our controls or the level at which our controls are documented, designed, operated or reviewed, or if it interprets the relevant requirements differently from us.

Internal controls may not prevent or detect misstatements because of their inherent limitations, including the possibility of human error, the circumvention or overriding of controls, fraud or corruption. Therefore, even effective internal controls can provide only reasonable assurance with respect to the preparation and fair presentation of financial statements. In addition, projections of any evaluation of effectiveness of internal controls to future periods are subject to the risk that the internal controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As part of our ongoing process of enhancing our internal controls, our management has made recent enhancements to our internal audit function, including the appointment of a new internal audit head in March 2014. Subsequent to these enhancements, in 2014, our internal audit department, in connection with a review at one of our non-U.S. facilities, identified a transaction in 2013 in which a local third party company that we had retained might have provided an improper payment of less than the equivalent of an aggregate of $50,000 to local government officials. Following our further investigation, we did not ascertain whether any such improper payment was in fact made. We have taken several measures to enhance our governance procedures and controls at the facility, including for example by adopting more robust third party diligence procedures, discontinuing festive period gifts to local government officials and reducing cash-based transactions used in the ordinary course of our operations. At the same facility, we also discovered inadequate internal controls, financial processes and documentation that did not meet our standards, and delays in making certain tax filings and payments to tax authorities. To address these inadequacies and also to assist us in our operations and our financial reporting, significant and extensive improvements continue to be made, including to various information technology systems, such as the standardization of our SAP system. We also intend to strengthen our documentation and internal controls processes by implementing various documentation and third party contracting policies. Over time, we intend to implement a global shared services model for accounting functions to improve controls, including specifically the relocation of certain aspects of the accounting controls and financial reporting for this facility to another facility which has a more experienced finance team. There is no assurance that such measures taken to address these issues will be successful, or that we will not discover similar or other inadequacies at the same or other facilities, and any inability to rectify any such inadequacies may materially and adversely affect our ability to operate our business effectively and may damage our reputation and have an adverse impact on our business and prospects.

In 2014, we completed our acquisition of three semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia from Panasonic. We continue to integrate the acquired operations into our operations, including in relation to internal controls. Although we have extended our oversight and monitoring processes that support internal control over financial reporting to include the acquired operations, there is a risk that deficiencies may occur that could constitute significant deficiencies or in the aggregate a material weakness.

If we fail to remedy any deficiencies or maintain the adequacy of our internal controls, we could be subject to regulatory scrutiny, civil or criminal penalties or shareholder litigation. We may also need to incur additional costs and use additional management and other resources in an effort to comply with Section 404 and other requirements going forward. Any failure to maintain adequate internal controls and comply with the requirements of Section 404 could result in financial statements that do not accurately reflect our operating results or financial condition, subject us to regulatory scrutiny, impair our ability to raise capital, lower investor confidence and negatively affect the ADS price.

We may not be able to meet our guidance which could adversely impact the trading prices of the ADSs.

We intend to periodically provide guidance to investors with respect to certain financial information for future periods. As discussed above under “– Our business, results of operations and financial condition have fluctuated from quarter to quarter and may fluctuate significantly as a result of factors outside of our control,” our operating results and cash flows vary significantly and are difficult to accurately predict. Many factors, including global demand, industry inventory levels and customer forecasts which are generally non-binding, make it particularly difficult to predict future results. To the extent we fail to meet or exceed our own guidance for any reason, the trading prices of the ADSs may be adversely impacted. Moreover, even if we do meet or exceed that guidance, if investors do not react favorably, the trading prices of the ADSs may be adversely impacted.

Any further write-off of some or all of the goodwill and other intangibles that we recorded or if we are required to record a charge to earnings in the future due to impairment of our long-lived assets may adversely affect our future financial condition and results of operations.

In accordance with IFRS, goodwill is not amortized but is reviewed annually or periodically for impairment and other intangibles with finite lives that are subject to amortization over their useful lives are also reviewed for impairment whenever there is any indication that these intangibles may be impaired.

We accounted for the acquisitions of USG1, UHK and their respective subsidiaries using the purchase method of accounting. The purchase price for the acquisition was allocated to identifiable tangible and intangible assets and assumed liabilities based on estimated fair values at the date of consummation of the acquisition. The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the fair value of the net identifiable assets acquired is recorded as goodwill. We did not record any impairment loss on goodwill for the years ended December 31, 2012, 2013 and 2014. As of December 31, 2014, the carrying amount of goodwill in our consolidated financial statements in connection with our acquisitions of USG1, UTC, UTL and USC was approximately $643.4 million.

In addition, we may be required to record a charge to earnings in the future if we determine that our property, plant and equipment is impaired. As of December 31, 2014, the carrying amount of our property, plant and equipment was approximately $587.3 million. We recorded impairment charges of $0.9 million for 2012, $1.7 million for 2013 and $8.2 million for 2014. Any impairment of the value of goodwill, other intangibles or property, plant and equipment would result in a charge against earnings, which could materially adversely affect our future results of operations and financial position.

Significant fluctuations in exchange rates may adversely affect our financial condition and results of operations.

Our sales are generally denominated in U.S. dollars, and our operating expenses are generally incurred in U.S. dollars, Singapore dollars, Thai Baht, New Taiwan dollars, Chinese Renminbi, Japanese Yen and other currencies such as Indonesian Rupiah and Malaysian Ringgit. Our capital expenditures, which include investments in property, plant and equipment, are generally denominated in U.S. dollars and Japanese Yen. As a result, we could be adversely affected by significant fluctuations in foreign currency exchange rates. Although we also may from time to time enter into hedging agreements with banks for a proportion of our net currency requirements, a depreciation of the U.S. dollar against the Singapore dollar, the Japanese Yen and other currencies in which we incur expenses may increase our costs and, consequently, have a material adverse effect on our results of operations and financial condition. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Quantitative and Qualitative Disclosures about Market Risk – Foreign Exchange Risks.”

Loss of any key management or other employees could seriously harm us.

Our performance largely depends on our ability to retain key management, technical, customer support and sales personnel and to attract additional qualified personnel. During the past few years, we have recruited several new senior management personnel, including our Chief Executive Officer, Dr. William John Nelson, who joined us in October 2012, and our Chief Financial Officer, Mr. Douglas J. Devine, who joined us in January 2014, our Senior Vice President of Product Line and Marketing, Mr. Asif R. Chowdhury, who joined us in March 2014, our Senior Vice President of Worldwide Sales, Mr. Jeffrey R. Osmun, who joined us in January 2013 and our Senior Vice President of Operations, Dr. Frank R. Myers, who joined us in March 2013, to implement several strategic and operational initiatives. There is no assurance that such initiatives will be successful. In addition, we also consider our senior and mid-level managers and our technical personnel with specialized expertise in testing, equipment engineering, assembly development, assembly engineering and failure analysis to be important to our success. We plan to implement compensation policies, plans and programs for our executive officers and other employees prior to this offering. There is no assurance that we will be able to retain our key management and technical employees even if such compensation policies, plans and programs were in place. Any inability to retain our key management and technical employees or attract additional employees could disrupt our operations and could have a material adverse effect on our company.

We employ foreign workers at various facilities under work permits which are subject to the relevant government regulations. Consequently, our business could also be adversely affected if local regulations relating to the employment of foreign workers become significantly more restrictive or we are otherwise unable to attract or retain these workers at a reasonable cost.

Our intellectual property is important to our ability to succeed in our business but may be difficult to protect.

Our ability to compete successfully and achieve future growth in sales will depend, in part, on our ability to protect our proprietary technology. We seek to protect our intellectual property through the use of confidentiality and non-disclosure agreements and patent registrations.

As of December 31, 2014, we had a total of approximately 263 issued patents and 76 pending patent applications, and six U.S. provisional patent applications. Our existing patents are granted for prescribed periods of time and will expire in the future, and there is no assurance that we will be able to renew them. In addition, we cannot be certain that any of our applications for patents will be granted or, if granted, will not be challenged, invalidated or circumvented or will offer us adequate protection. Further, the laws of the jurisdictions in which we market our products have differing legal standards relating to the validity, enforceability and scope of protection of our intellectual property rights. Also, the steps we have taken to protect our proprietary rights may not be adequate.

Additionally, our competitors could develop patents or gain access to similar know-how and process technology, and any confidentiality and non-disclosure agreements upon which we rely to protect our proprietary information for our assembly and test services might not provide adequate protection. The occurrence of any of those events could reduce our profitability and affect our ability to succeed in our business.

We expect to have an ongoing need to obtain licenses for the proprietary technology of others, which subjects us to the payment of license fees and potential delays in the development and marketing of our products.

Our group companies have been licensed to use third-party patents in the operation of our business, of which less than 10.0% of our sales in 2014 were dependent on such third-party patents. We continue to develop and pursue patent protection for our own technologies but we may need to rely on such third-party license arrangements from time to time. To the extent these licenses are not perpetual and irrevocable, we believe that these licenses are renewable under normal commercial terms upon their expiration. However, we may be unable to utilize the technologies under these licenses if they are not extended or otherwise renewed or if any of these licenses are terminated by the licensor. Alternatively, if we are able to renew these license arrangements, they might not be renewed on the same terms. Any dispute with third-party licensors may also result in substantial payments by us or the licensors’ termination of relevant licenses. Any failure to extend or renew these license arrangements or termination of these license arrangements could cause us to incur substantial liabilities or to suspend the assembly and test services and processes that utilize these technologies, which may result in a loss of our existing customers. The fees associated with such licenses could adversely affect our financial condition and results of operations, and may also render our services less competitive. If for any reason we are unable to license necessary technology on acceptable terms, it may become necessary for us to develop alternative technology internally, which could be costly and delay the marketing and delivery of key products, or we may be unable to do so on a cost effective or timely basis or at all, and therefore could result in a loss of customers and have a material adverse effect on our business and results of operations.

Our research and development investments may not yield profitable and commercially viable test or assembly services and may not increase our sales.

We invest significant resources in research and development. For example, our research and development expenses (which includes employee compensation, depreciation of equipment and amortization of intangible assets) were $18.8 million, $12.3 million and $12.5 million for the years ended December 31, 2012, 2013 and 2014, which represented 10.8%, 5.9% and 5.3%, respectively, of total operating expenses. However, our research and development efforts may not yield commercially viable test or assembly services. The qualification process for new assembly and test services is conducted in various stages which may take several years to complete, and during each stage there is a substantial risk that we will have to abandon a potential assembly or test service which is no longer marketable and in which we have invested significant resources. Even in the event that we are able to qualify new assembly or test services, a significant amount of time would have elapsed between our investment in new test or assembly services and the receipt of any related sales. Our research and development investments may not yield profitable and commercially viable assembly or test services or increase our sales.

Failure of our customers to pay the amounts owed to us in a timely manner may adversely affect our financial condition and results of operations.

We generally provide payment terms ranging from 30 to 60 days. As a result, we generate significant trade receivables, net of allowance for impairment of trade receivables, from sales to our customers, representing 14.2%, 13.0% and 14.3% of sales as of December 31, 2012, 2013 and 2014, respectively. As of December 31, 2014, the largest amount owed by a single customer was 14.5% of our total trade receivables and our allowance for impairment of trade receivables was $0.1 million as of December 31, 2014. If any of our customers has insufficient liquidity, we could encounter significant delays or defaults in payments owed to us by such customers, and we may need to extend our payment terms or restructure the receivables owed to us, which could have a significant adverse effect on our financial condition. Any deterioration in the financial condition of our customers will increase the risk of uncollectible receivables.

We lease some of the land on which some of our facilities are situated. We may not be able to continue to renew our leases or renew such leases on terms as favorable as we have negotiated in the past or at all and our existing leases may be terminated.

Some of the land on which our facilities in Singapore, Thailand, Taiwan and China are leased from third parties and are due to expire in the near future, with the earliest lease for part of the land at our Taiwan facility expiring in August 2015. We could be subject to increased rental rates or new and unfavorable terms if we lease new premises or renew our lease at our current premises. For example, the land on which our assembly and test facility in Shanghai, China is located is held by us under a lease and such land is held by the owner subject to a mortgage that was entered into prior to our entering into the lease agreement. Under PRC law, if the mortgagee were to enforce its security interest in the property, the mortgagee could be entitled to take possession of the property without the obligation to assume the owner’s obligations under our lease. We have no agreement in place with the mortgagee allowing us to continue to lease the property in the event that it enforces its security interest in the property. If such mortgagee ultimately takes possession of the land, we could be required to renegotiate our lease for this property on terms less favorable than our current lease or relocate our operations in Shanghai. If we relocate our facilities to new premises, the costs associated with relocating our operations could be substantial. If we are unable to renew these leases or relocate to new facilities on commercially acceptable terms, we may suffer business disruption or our rental costs could increase, which in turn could have a material adverse effect on our business and results of operations.

Liabilities and obligations under environmental laws and regulations could require us to spend additional funds and could adversely affect our business, financial condition and results of operations.

We are subjected to a variety of environmental laws and regulations in the jurisdictions in which we conduct operations, including laws and regulations relating to the use, storage, discharge and disposal of hazardous materials and the chemical by-products of, and waste water discharges from, our assembly and test processes. Furthermore, our activities are also subject to regulatory requirements on the environmental impact of our production processes in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. For example, we are required to institute processes for the disposal of residuals, wastewater, gas and noise pollution. We may also be subject to liability under such laws and regulations for the investigation or clean-up of contamination caused by, or other damages associated with, the release of hazardous materials in connection with current or historical operations at our facilities or offsite locations. While we believe that we are currently in compliance with such laws and regulations, any failure to comply with such laws and regulations in the future could materially and adversely affect our ability to continue to provide our services and could subject us to liabilities that may have a material adverse effect on our business, financial condition and results of operations. While we believe that we do not face material liabilities associated with contamination conditions, should other yet unknown contamination conditions be identified in the future, we could face environmental liabilities that may have a material adverse effect on our business, financial condition and results of operations.

Any failure to maintain a clean room environment or any occurrence of fire, flood, earthquake or other calamities at any of our facilities or disruption to the global semiconductor supply chain could adversely affect us.

We conduct our assembly and test operations at our facilities in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia, some of which are subject to natural disasters such as earthquakes, tsunamis, typhoons, floods and other calamities. Our assembly and test operations take place in areas where air purity, temperature and humidity are controlled. If we are unable to control our assembly or test environment, our assembly or test equipment may become non-functional, test results may be adversely affected or the assembled and tested semiconductors may become defective. Further, significant damage to or other impediments to operations at any of these facilities, whether as a result of fire, inclement weather, the outbreak of infectious diseases (such as MERS, SARS or avian flu), civil strife, industrial strikes, breakdowns of equipment, difficulties or delays in obtaining materials and equipment, natural disasters, terrorist incidents, industrial accidents or other causes could temporarily disrupt or even shut down our operations, which would have a material adverse effect on our business, financial condition and results of operations. For example, our operations in Taiwan are vulnerable to typhoons and earthquakes, which could cause plant closures and transportation interruptions. In the event of such a disruption or shutdown, we may be unable to reallocate production to other facilities in a timely or cost-effective manner, or at all, and may not have sufficient capacity to service customer demands in our other facilities.

In addition, some of the processes that we utilize in our operations place us at risk of fire and other damage. For example, highly flammable gases are used in the preparation of wafers holding semiconductor devices for flip chip assembly. While we maintain insurance policies for various types of property, casualty and other risks, we do not carry insurance for some of the above referred risks and with regard to the insurance we do maintain, we cannot assure you that it would be sufficient to cover all of our potential losses. Further, any events that cause disruptions in the global semiconductor supply chain, for example, the earthquake in Japan in the first quarter of 2011 that affected the operations of some of our customers and suppliers, could adversely affect our business, financial condition and results of operations.

We believe we are in material compliance with all applicable tax laws in the various jurisdictions where we are subject to tax, but our tax liabilities, including any arising from restructuring transactions, could be uncertain, and we could suffer adverse tax and other financial consequences if tax authorities do not agree with our interpretation of the applicable tax laws.

Although we are domiciled in Singapore, we and our subsidiaries collectively operate in multiple tax jurisdictions and pay income taxes according to the tax laws of these jurisdictions. Various factors, some of which are beyond our control, determine our effective tax rate and/or the amount we are required to pay, including changes in or interpretations of tax laws in any given jurisdiction and changes in geographical allocation of income. We accrue income tax liabilities and tax contingencies based upon our best estimate of the taxes ultimately expected to be paid after considering our knowledge of all relevant facts and circumstances, existing tax laws, our experience with previous audits and settlements, the status of current tax examinations and how the tax authorities view certain issues. Such amounts are included in income taxes payable, other noncurrent liabilities or deferred income tax liabilities, as appropriate, and updated over time as more information becomes available.

We believe that we are filing tax returns and paying taxes in each jurisdiction where we are required to do so under the laws of such jurisdiction. However, we have in some cases failed to do so on a timely basis and there can be no assurances that we will not be subject to penalties as a result. Furthermore, it is possible that the relevant tax authorities in the jurisdictions where we do not file returns may assert that we are required to file tax returns and pay taxes in such jurisdictions. There can be no assurance that our subsidiaries will not be taxed in multiple jurisdictions in the future, and any such taxation in multiple jurisdictions could adversely affect our business, financial condition and results of operations.

In addition, we may from time to time be subject to enquiries from tax authorities of the relevant jurisdictions on various tax matters, including challenges to positions asserted on income and withholding tax returns for our business or on behalf of our employees. We cannot be certain that the tax authorities will agree with our interpretations or that the tax authorities will resolve any enquiries in our favor. To the extent the relevant tax authorities do not agree with our interpretation or the amount that we withhold, we may seek to enter into settlements with the tax authorities which may require significant payments and may adversely affect our results of operations or financial condition. We may also appeal against the tax authorities’ determinations to the appropriate governmental authorities, but we cannot be sure we will prevail. If we do not prevail, we may have to make significant payments or otherwise record charges (or reduce tax assets) that could adversely affect our results of operations, financial condition and cash flows. Similarly, any adverse or unfavorable determinations by tax authorities on pending enquiries could lead to increased taxation on us, that may adversely affect our business, financial condition and results of operations.

We have received preferential tax treatment in Singapore, Thailand and Taiwan. Such preferential tax treatment may not be available to us if the conditions attached to them are not complied with or are no longer applicable.

We enjoy certain tax holidays and other tax incentives in Singapore, Thailand and Taiwan, which are subject to certain conditions, such as achieving certain amounts of capital expenditure and headcount by certain dates. Our taxes in those jurisdictions could increase if we do not meet these conditions, or if tax rates applicable to us in those jurisdictions are otherwise increased. In Singapore, our subsidiaries, UHQ and UMS, have been granted a concessionary tax rate of 5% for qualifying activities for a four year period commencing from June 2, 2014. In Thailand, UTL has been granted certain tax exemptions up to 2018 for the assembly and testing of integrated circuits and components, including an exemption from payment of (i) import duty on machinery approved by the Board of Investment of Thailand, or BOI, (ii) income tax for certain operations for certain periods in an amount according to the conditions specified in the investment promotion certificates issued to UTL, and (iii) import duty on raw or essential materials used in the manufacturing of export products for a certain period. As a BOI promoted company, UTL must comply with certain conditions and restrictions provided for in the investment promotion certificates issued by the BOI.

In Taiwan, the Statute of Industrial Innovation allows UTC to enjoy tax credits on research and development. In particular, UTC may claim a credit of 15% of its research and development expenditures to offset up to 30% of its income tax in the relevant financial year. The tax credits cannot be carried forward and any unused tax credits will be forfeited. This tax incentive is effective from January 1, 2010 until December 31, 2019.

We regularly assess the likelihood of achieving the conditions attached to these preferential tax treatment and tax incentives. While we believe we have taken adequate steps to obtain reasonable assurance that these conditions will be satisfied, we cannot assure you that we would continue to be eligible for such preferential tax treatment in the future. If we do not satisfy all the conditions, we may be subject to a higher tax rate.

Regulations related to conflict minerals could adversely affect our business, financial condition and results of operations.

Rule 13p-1 under the Securities Exchange Act of 1934, as amended, or the CM Rule, requires every company that files periodic reports with the Securities and Exchange Commission, or the SEC, (including foreign private issuers such as UTAC Holdings) that manufactures, or contracts the manufacture of, a product, for which certain “conflict minerals” (including gold, tin, tantalum and tungsten) are necessary to the functionality or production of such product to disclose annually on a specialized disclosure report on Form SD whether it has any reason to believe that any of those conflict minerals used in products originated in the Democratic Republic of the Congo or an adjoining country (each referred to as a “Covered Country”) or are from recycled or scrap sources. Unless an issuer’s conflict minerals used in products manufactured during any calendar year came from recycled or scrap sources or did not originate in a Covered Country, the issuer is required to submit to the SEC by May 31 of the following calendar year a report that includes a description of the measures that it took to exercise due diligence on the source and chain of custody of its necessary conflict minerals. These measures are required to include, among other things, an independent private sector audit, or IPSA, of the report that is conducted in accordance with standards established by the Comptroller General of the United States. In April 2014, the United States Court of Appeals for the District of Columbia Circuit concluded, in litigation challenging the CM Rule and Form SD, that the CM Rule violates the First Amendment to the extent it requires issuers subject to the CM Rule to make certain disclosures addressing whether the conflict minerals necessary to their products were found to be “conflict free” (meaning they did not contain necessary conflict minerals that directly or indirectly finance or benefit armed groups in the Covered Countries). In light of this decision, pending any further action by the SEC or the courts, the staff of the SEC has stated that issuers subject to the CM Rule are not required to identify whether their products containing necessary conflict minerals are conflict free and that, unless the issuer voluntary decides to identify their products as conflict free, no IPSA is required as otherwise contemplated by the CM Rule.

We have conducted a preliminary analysis of our products and believe that certain conflict minerals are necessary to the functionality or production of one or more of our products. Based on the expected completion date of this offering, our first reporting period under the CM Rule will be the calendar year ended December 31, 2017 and any specialized report on Form SD (and related disclosures) that we may be required to file with respect to this reporting period would have to be filed with the SEC on or before May 31, 2018. Unless we are able to conclude that the necessary conflict minerals in our products manufactured from and after January 1, 2017 did not originate in a Covered Country or come from recycled or scrap sources, we will be required to conduct due diligence on the source and chain of custody of those necessary conflict minerals to determine whether our necessary conflict minerals are conflict free. As part of this process we may be required to retain a third party to conduct an IPSA on our due diligence effort. The costs required to comply with the CM Rule may be substantial. In addition, there may be a limited number of suppliers offering minerals that are conflict free and we cannot be sure that we will be able to obtain necessary conflict free minerals in sufficient quantities or at competitive prices. Any efforts to procure a source of conflict free minerals could also disrupt the supply chain for one or more of our products. If we are not able to confirm that our necessary conflict minerals are conflict free, we may suffer harm to our reputation with investors or customers for our products. Any one or more of these consequences of our efforts to comply with the CM Rule could adversely affect our business, financial condition or results of operations.

Risks Related to Countries Where We Operate

Disruptions in the international trading environment may seriously decrease our international sales.

A substantial portion of our sales is derived from sales to international customers, who are based in locations where we do not have any assembly and test facilities. The success and profitability of our international activities depend on certain factors beyond our control, such as general economic conditions, labor conditions, political stability, macro-economic regulating measures, tax laws, import duties, transportation difficulties, fluctuation of local currency and foreign exchange controls of the countries in which we sell our products, as well as the political and economic relationships among the jurisdictions where we manufacture and jurisdictions where our customers are headquartered. As a result, our services will continue to be vulnerable to disruptions in the international trading environment, including adverse changes in foreign government regulations, political unrest and international economic downturns.

Any disruptions in the international trading environment may affect the demand for our assembly and test services and could change the terms upon which we provide our services in international markets, which could impact our business, financial condition and results of operations.

We are subject to various laws and regulations in the jurisdictions in which we operate. Any non-compliance with the relevant laws and regulations, introduction of new foreign exchange policies or political instability in jurisdictions in which we operate, particularly in Singapore, Thailand, Taiwan, China, Indonesia, Malaysia and Hong Kong, could have an adverse effect on our financial condition and results of operations or make it more difficult for us to operate successfully.

A significant portion of our operations and business are carried out in Singapore, Thailand, Taiwan, China, Indonesia, Malaysia and Hong Kong. Substantially all of our property, plant and equipment are located outside of the United States. Moreover, many of our customers and the vendors in our supply chain are located outside of the United States as well. As a result, we are subject to laws, rules and regulations in all these jurisdictions. These laws, rules and regulations, and the interpretation thereof, are subject to change from time to time.

We believe that we are currently in material compliance with all applicable laws, rules and regulations in jurisdictions where we operate. Where we have identified instances of non-compliance, we have taken steps to ensure material compliance, with the relevant laws, rules and regulations. We believe that none of the instances of non-compliance that we have identified are material. For example, we have not obtained certain construction certificates for a few buildings at one of our manufacturing sites and we have had delays in making certain tax filings and payments to tax authorities. However, there is no assurance that we have identified all instances of non-compliance, or that we can rectify past non-compliance, with relevant laws, rules and regulations. Consequently, it is possible that the relevant authorities may assert that we failed to comply with the relevant laws, rules and regulations in respect of our past activities. In the event that we are found to have not been in compliance with any such laws, rules, regulations, restrictions or licensing requirements, the potential consequences of such non-compliance could have an adverse effect on our financial condition and results of operations.

We are also subject to certain risks inherent in doing business in these jurisdictions, including regulatory limitations imposed by the respective governments, military and terrorist risks, disruptions or delays in shipments caused by customs brokers or government agencies, unexpected changes in regulatory requirements, tariffs, customs, duties and other trade barriers, difficulties in staffing and managing foreign operations and potentially adverse tax consequences resulting from changes in tax laws.

We are exposed to the risks of doing business in China. These risks include economic and political uncertainties, an uncertain legal environment, changes in foreign exchange and foreign investment regulations, restrictions on convertibility of the Chinese Renminbi into foreign currency and changes in the value of the Chinese Renminbi, or potential violations of labor rules and standards in China. In addition, the Chinese legal system is a codified legal system and, unlike common law jurisdictions such as the United States or Singapore, decided cases do not form part of the legal structure and thus have no binding effect. As such, the administration of Chinese laws and regulations may be subject to a certain degree of discretion by the authorities. This has resulted in the outcome of dispute resolution processes not having the level of consistency or predictability as in other jurisdictions.

Our business is also subject to the volatile economic and political conditions in Thailand and in Indonesia. Although we have not yet been affected by the events of recent years, there is no assurance that future disturbances will not affect our ability to conduct business or affect the value of the Thai Baht and/or the Indonesian Rupiah in ways that may be unfavorable to us. In particular, Indonesia has many political parties, without any one party winning a clear majority to date. The 2014 elections in Indonesia were concluded without violence and Mr. Joko Widodo was sworn in as President of Indonesia on October 20, 2014. However, as a newly democratic country, Indonesia continues to face various socio-political issues and has, from time to time, experienced political instability and social and civil unrest. Additionally, in Thailand, since the Royal Thai Army declared martial law nationwide and on May 22, 2014, the National Council for Peace and Order dissolved the senate and assumed control of the government. It is difficult to accurately predict the effects of the recent political upheaval or to determine whether the new government will seek to change Thailand’s legal and regulatory environment.

We also have significant production facilities located in Taiwan and a substantial part of our sales are derived from operations in Taiwan. Relations between Taiwan and China and other factors affecting military, political or economic conditions in Taiwan could have a material adverse effect on our financial condition and results of operations.

In addition, new policies and regulations implemented by the Malaysian government, including legislations and regulations enacted by the Ministry of Domestic Trade, Co-operatives and Consumerism, state governments and municipal councils, particularly those relating to a minimum wage increase, may have an impact, adverse or otherwise, on our business, prospects, financial condition and results of operations.

There can be no assurance that economic, political or legal developments in any of these jurisdictions would not have a material adverse effect on our business, financial condition and results of operations.

Our ability to make further investments in our subsidiaries may be dependent on regulatory approvals.

Our subsidiaries may require future equity-related financing, and any capital contributions to certain of our subsidiaries, such as USC and UDG, may require the approval of the relevant authorities in the jurisdiction in which the subsidiary is incorporated. The approvals are required by the investment commissions of the particular jurisdiction and relate to equity investments by foreign entities in local corporations. We may not be able to obtain any such approval in a timely manner or at all.

Risks Relating to Investments in Singapore Companies

We are incorporated in Singapore and our shareholders may have more difficulty in protecting their interests than they would as shareholders of a corporation incorporated in the United States.

Our corporate affairs are governed by our memorandum and articles of association and by the laws governing companies incorporated in Singapore. The rights of our shareholders and the responsibilities of the members of our board of directors under Singapore law are different from those applicable to a corporation incorporated in the United States. Therefore, our public shareholders may have more difficulty in protecting their interest in connection with actions taken by us, our management, members of our board of directors or our controlling shareholder than they would as shareholders of a corporation incorporated in the United States. For example, controlling shareholders in corporations incorporated in Delaware are subject to fiduciary duties while controlling shareholders in Singapore companies are not subject to such duties.

In addition, only persons who are registered as shareholders in our register of members are recognized under Singapore law as shareholders of our company. Only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Investors in the ADSs who are not specifically registered as shareholders in our register of members (for example, where such shareholders hold shares indirectly through The Depository Trust Company) are required to become registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. Holders of book-entry interests in the ADSs may become registered shareholders by exchanging their book-entry interests in the ADSs for certificated shares and being registered in our register of members. Please see “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

It may be difficult for you to enforce any judgment obtained in the United States against us, our directors, senior management or our affiliates.

UTAC Holdings is a public company limited by shares and is incorporated under the laws of Singapore. A majority of our directors and senior management reside outside the United States. In addition, a majority of our assets and the assets of those persons are located outside the United States. As a result, it may be difficult to enforce in the United States any judgment obtained in the United States against us or any of these persons, including judgments based upon the civil liability provisions of the United States securities laws. In addition, in original actions brought in courts in jurisdictions located outside the United States, it may be difficult for investors to enforce liabilities based upon United States securities laws.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States. In addition, holders of book-entry interests in the ADSs will be required to be registered shareholders as reflected in our register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action. In making a determination as to enforceability of a judgment of a state in, or a federal court of the USA in the state of New York, the Singapore courts would have regard to, among others whether the judgment was final and conclusive, given by a court of competent jurisdiction, expressed to be for a fixed sum of money, whether it was procured by fraud, or in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers resident in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

We are subject to the laws of Singapore, which differ in certain material respects from the laws of the United States.

As a Singapore-incorporated public company, we are required to comply with the laws of Singapore, certain of which are capable of extra-territorial application, as well as our memorandum and articles of association. In particular, we are required to comply with certain provisions of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA, which prohibit certain forms of market conduct and information disclosures, and impose criminal and civil penalties on corporations, directors and officers in respect of any breach of such provisions.

The laws of Singapore and of the United States differ in certain significant respects. The rights of our shareholders and the obligations of our directors and officers under Singapore law are different from those applicable to a U.S.-incorporated company in material respects, and our shareholders may have more difficulty and less clarity in protecting their interests in connection with actions taken by our management, members of our board of directors or our controlling shareholders than would otherwise apply to a U.S.-incorporated company. See “Comparison of Shareholder Rights” for a discussion of certain differences between Singapore and Delaware corporation law.

In addition, the application of Singapore law, may in certain circumstances impose more restrictions on us, our shareholders, directors and officers than would otherwise be applicable to a U.S.-incorporated company. For example, the Singapore Companies Act requires directors to act with a reasonable degree of diligence and, in certain circumstances, imposes criminal liability for specified contraventions of particular statutory requirements or prohibitions. In addition, pursuant to the provisions of the Singapore Companies Act, shareholders holding 10% or more of our issued and outstanding voting rights may require the convening of an extraordinary general meeting of shareholders by our directors. If our directors fail to comply with such request within 21 days of the receipt thereof, the requisitioning shareholders holding more than 50% of the voting rights represented by the original requisitioning shareholders may proceed to convene such meeting, and we will be liable for the reasonable costs incurred by such requisitioning shareholders. We are also required by the Singapore Companies Act to deduct corresponding amounts from fees or other remuneration payable by us to such non-complying directors.

For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion.

Under Singapore law, we may only allot and issue new shares with the prior approval of our shareholders in a general meeting. We expect that prior to the completion of this offering, Global A&T Holdings, as our controlling shareholder, will provide our directors with a general authority to allot and issue any number of new shares (whether as ordinary shares or preference shares) until the earlier of (i) the conclusion of our 2016 annual general meeting of shareholders, (ii) the expiration of the period within which the next annual general meeting is required to be held or (iii) the subsequent revocation or modification of such general authority by our shareholders acting at an extraordinary general meeting duly convened for such purpose. Subject to the general requirements of the Singapore Companies Act and our memorandum and articles of association, the general authority given to our directors by Global A&T Holdings to allot and issue shares may be exercised by our directors to allot and issue shares on such terms and subject to such conditions as they deem fit to impose. Any additional issuances of new shares by our directors may adversely impact the market price of the ADSs.

If Global A&T Holdings sells a controlling interest in our company to a third party in a private transaction, you may not realize any change-of-control premium on the ADSs and we may become subject to the control of a presently unknown third party.

Following this offering, Global A&T Holdings will have the ability, should it choose to do so, to sell some or all of the ADSs that it owns in a privately negotiated transaction, which, if sufficient in size, could result in a change of control of our company. The Singapore Code on Takeovers and Mergers, or the Singapore Code on Takeovers, requires a general offer to be made to all shareholders of our company in certain specific circumstances; however, there can be no assurance that any divestment by Global A&T Holdings of its ADSs in us would trigger the requirement to make a concurrent general offer, or that the new controlling shareholder would not be able to obtain a waiver from compliance with the provisions of the Singapore Code on Takeovers from the applicable Singapore regulatory authorities, which may prevent you from realizing any change-of-control premium on your investment in the ADSs. Additionally, if Global A&T Holdings privately sells a significant equity interest in our company, we may become subject to the control of a presently unknown third party. Such third party may have actual or potential conflicts of interest with those of other shareholders. If Global A&T Holdings sells a controlling interest in us to a third party, our indebtedness may be subject to acceleration and our commercial agreements (or terms thereof) and relationships may be adversely impacted, any of which may materially and adversely affect our ability to run our business as described herein and may have a material adverse effect on our business, financial condition and results of operations.

Risks Relating to the Ownership of the ADSs

We are controlled by Global A&T Holdings, which is controlled by Affinity Equity Partners and TPG Capital, and their interests may conflict with the interests of other holders of our securities.

We are a wholly-owned and controlled subsidiary of Global A&T Holdings, which is controlled by Affinity Equity Partners and TPG Capital, and will continue to be controlled by these shareholders immediately following this offering. As a result, Affinity Equity Partners and TPG Capital, through their holdings in Global A&T Holdings, have significant influence over any action requiring the approval of our shareholders, including the election of our directors, the adoption of amendments to our memorandum and articles of association, the issuance of additional shares or other equity securities, the declaration and payment of dividends and the approval of mergers, reorganizations and disposals of a substantial part of our assets or business undertakings. Their interests may be different from or conflict with the interests of our other shareholders and their control may result in the delay or prevention of a change of management or control of our company, even if such a transaction may be beneficial to our other shareholders. In addition, any substantial sale or perceived substantial sale of the ADSs over a short period of time after the expiry of the applicable moratorium period (where applicable) by such principal shareholders could cause the ADS price to fall. See also “– Future sales of the ADSs, and the availability of a large number of the ADSs for sale, could depress the ADS price.”

Conflicts of interest may arise between certain of our principal shareholders, our directors and our company.

There can be no assurance that conflicts of interest will not arise between certain of our principal shareholders, certain of our directors and our company, and that such conflicts can be resolved. For example, six of our nine directors are officers or directors of either Affinity Equity Partners or TPG Capital, which controls our parent company, Global A&T Holdings. A person’s service as an officer or director of our company and another related entity could create potential or actual conflicts of interest when those individuals are faced with decisions that could have different implications for us and the other entity. For example, conflicts of interest may arise during decisions regarding our financial and dividend policy, compensation and benefit programs and determinations with respect to our tax returns, and over the allocation of our directors’ time and efforts between our company and another entity in general. These and other conflicts of interest may result in a material and adverse impact to our business, results of operations, financial condition and the prices of the ADSs.

We are unlikely to pay any dividends in the immediate future and we may not be able to do so in the future.

We are a holding company and our investments in our operating subsidiaries constitute all of our assets. We operate our business through these subsidiaries, which are located in various jurisdictions. Therefore, the availability of funds to pay dividends to our shareholders partly depends on dividends received from these subsidiaries. The ability of our subsidiaries to pay dividends or make other advances and transfers of funds will depend on any local law restrictions on declaration and payment of dividends (see “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Exchange Controls” for further details), their results of operations and financial performance which, in turn, will depend on the successful implementation of our strategy and on financial, competitive, regulatory, general economic conditions, demand and other factors specific to our industry, many of which are beyond our control, as well as the availability of funds. Moreover, the terms of various credit arrangements entered into by such subsidiaries contain significant restrictions on the ability of these subsidiaries to pay dividends (see also “Description of Certain of Certain Indebtedness”). Statutory and other legal restrictions of the respective jurisdictions of incorporation of such subsidiaries may also prevent such subsidiaries from paying dividends.

As a foreign private issuer, we are permitted to, and we will, follow certain home country corporate governance practices in lieu of certain New York Stock Exchange or Nasdaq Global Select Market requirements applicable to U.S. issuers. This may afford less protection to holders of the ADSs.

As a foreign private issuer whose shares are listed on the New York Stock Exchange or the Nasdaq Global Select Market, we are permitted to follow certain home country corporate governance practices in lieu of certain New York Stock Exchange or Nasdaq Global Select Market requirements. A foreign private issuer must disclose in its annual reports filed with the SEC, each New York Stock Exchange or Nasdaq Global Select Market requirement with which it does not comply followed by a description of its applicable home country practice. As a company incorporated in Singapore and listed on the Nasdaq Global Select Market, we expect to follow our home country practice with respect to the composition of our board of directors and we do not expect a majority of our directors to be independent. Unlike the requirements of the New York Stock Exchange or Nasdaq Global Select Market, the corporate governance practice and requirements in Singapore do not require us to have a majority of our board of directors to be independent. Such Singapore home country practices may afford less protection to holders of the ADSs.

We may lose our foreign private issuer status which would then require us to comply with the Exchange Act’s domestic reporting regime and cause us to incur significant legal, accounting and other expenses.

We are a foreign private issuer and therefore we are not required to comply with all of the periodic disclosure and current reporting requirements of the Exchange Act applicable to U.S. domestic issuers. In order to maintain our current status as a foreign private issuer, either (a) a majority of our shares must be either directly or indirectly owned of record by non-residents of the United States or (b) (i) a majority of our executive officers or directors may not be United States citizens or residents, (ii) more than 50 percent of our assets cannot be located in the United States and (iii) our business must be administered principally outside the United States. If we lose this status, we would be required to comply with the Exchange Act reporting and other requirements applicable to U.S. domestic issuers, which are more detailed and extensive than the requirements for foreign private issuers. We may also be required to make changes in our corporate governance practices in accordance with various SEC and New York Stock Exchange or Nasdaq Global Select Market rules. The regulatory and compliance costs to us under U.S. securities laws if we are required to comply with the reporting requirements applicable to a U.S. domestic issuer may be significantly higher than the cost we would incur as a foreign private issuer. As a result, we expect that a loss of foreign private issuer status would increase our legal and financial compliance costs and would make some activities highly time consuming and costly. We also expect that if we were required to comply with the rules and regulations applicable to U.S. domestic issuers, it would make it more difficult and expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These rules and regulations could also make it more difficult for us to attract and retain qualified members of our board of directors.

Because the offering price for the ADSs is substantially higher than our book value per ADS, you will incur immediate and substantial dilution.

Purchasers of the ADSs will experience immediate and substantial dilution in net tangible book value per share from the public offering price per ADS. After giving effect to the sale of the ADSs offered by this prospectus, and after deducting the underwriting discounts and commissions and the estimated offering expenses payable by us in this offering, our net tangible book value as of December 31, 2014 would have been $             million, or $             per ADS. This represents an immediate dilution in net tangible book value of $             per ADS to investors in this offering. For a calculation of the dilution purchasers in this offering will incur, see “Dilution.”

Future sales of the ADSs, and the availability of a large number of the ADSs for sale, could depress the ADS price.

The sale of a significant number of the ADSs, ordinary shares or other equity securities in the public market after this offering, or the perception that such sales may occur, could materially and adversely affect the market price of the ADSs. These factors could also materially impair our ability to raise capital through equity offerings in the future. Upon completion of this offering, we will have              ADSs, or              ordinary shares outstanding. The ADSs offered in this offering will be freely tradable without restriction under the Securities Act, and shares held by our existing shareholders may also be sold in the public market in the future subject to the restrictions in Rule 144 and Rule 701 under the Securities Act and the applicable lock-up agreements. Although our principal shareholders, who will hold in aggregate ADSs representing             % of our issued share capital after the completion of this offering, assuming that the over-allotment option is not exercised, will be subject to a lock-up, any substantial sale or perceived substantial sale of the ADSs over a short period of time after the expiry of the applicable moratorium period (where applicable) by such principal shareholders could cause the ADS price to fall. Similar sales of ADSs by holders after vesting of awards or holders of options who have exercised their options under any incentive plan that we intend to implement could also cause the ADS price to fall. No such awards will vest prior to 180 days following the completion of this offering. Except as otherwise described in “Underwriting,” there are no restrictions on the ability of our principal shareholders to sell their shares on the New York Stock Exchange or Nasdaq Global Select Market, or otherwise.

The ADS price may be volatile in the future.

The ADSs may trade at prices significantly below the offering price and the price of the ADSs after this offering may fluctuate widely, depending on many factors, including perceived prospects for our business and operations, and the semiconductor industry in general, differences between our actual financial and operating results and those expected by investors and analysts, changes in analysts’ recommendations or perceptions, changes in conditions affecting the semiconductor industry, the general economic conditions or stock market sentiments or other events and factors, changes in market valuations and share prices of publicly-listed companies with businesses similar to us, broad stock market price fluctuations, variations in our results of operations, changes in general economic conditions, changes in accounting principles or other developments affecting us, our customers or our competitors.

An active trading market for the ADSs and ordinary shares may not develop, and you may not be able to sell your ADSs at or above the initial public offering price.

Prior to the completion of this offering, there has been no public market for the ADSs or ordinary shares underlying the ADSs. An active trading market for the ADSs may never develop or be sustained following this offering. If an active trading market does not develop, you may have difficulty selling your ADSs at an attractive price, or at all. The price for the ADSs in this offering will be determined by negotiations among our principal shareholders, us and representatives of the underwriters, and it may not be indicative of prices that will prevail in the open market following this offering. Consequently, you may not be able to sell the ADSs at or above the initial public offering price or at any other price or at the time that you would like to sell. An inactive market may also impair our ability to raise capital by selling the ADSs, and it may impair our ability to attract and motivate our employees through equity incentive awards.

If securities or industry analysts do not publish research or publish unfavorable or inaccurate research about our business, the ADS price and trading volume could decline.

The trading market for the ADSs will depend, in part, on the research and reports that securities or industry analysts publish about us or our business. We may be unable to sustain coverage by well-regarded securities and industry analysts. If either none or only a limited number of securities or industry analysts maintain coverage of our company, or if these securities or industry analysts are not widely respected within the general investment community, the trading price for the ADSs would be negatively impacted. In the event that we obtain securities or industry analyst coverage, if one or more of the analysts who cover us downgrade the ADSs or publish inaccurate or unfavorable research about our business, the ADS price would likely decline. If one or more of these analysts cease coverage of our company or fail to publish reports on us regularly, demand for the ADSs could decrease, which might cause the ADS price and trading volume to decline.

The voting rights of holders of ADSs are limited by the terms of the deposit agreement, and you may not be able to exercise your right to vote your ordinary shares.

As a holder of ADSs, you will only be able to exercise the voting rights with respect to the underlying ordinary shares in accordance with the provisions of the deposit agreement. Under the deposit agreement, you must vote by giving voting instructions to the depositary. Upon receipt of your voting instructions, the depositary will endeavor to vote the underlying ordinary shares in accordance with these instructions. You will not be able to directly exercise your right to vote with respect to the underlying shares unless you withdraw the shares. Under our amended and restated memorandum and articles of association which is currently in effect, the minimum notice period required for convening a general meeting is 14 days. When a general meeting is convened, you may not receive sufficient advance notice to withdraw the shares underlying your ADSs to allow you to vote with respect to any specific matter. If we ask for your instructions, the depositary will notify you of the upcoming vote and will arrange to deliver our voting materials to you. We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your shares. In addition, the depositary and its merchants are not responsible for failing to carry out voting instructions or for their manner of carrying out your voting instructions. This means that you may not be able to exercise your right to vote and you may have no legal remedy if the shares underlying your ADSs are not voted as you requested.

The depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs if you do not give voting instructions, except in limited circumstances, which could adversely affect your interests.

Under the deposit agreement for the ADSs, if we timely ask for voting instructions but the depositary does not receive your instructions by the date it sets, the depositary will give us a discretionary proxy to vote our ordinary shares underlying your ADSs at shareholders’ meetings unless:

•	we have failed to timely provide the depositary with notice of meeting and related voting materials;

•	we have instructed the depositary that we do not wish a discretionary proxy to be given;

•	we have informed the depositary that there is substantial opposition as to a matter to be voted on at the meeting; or

•	a matter to be voted on at the meeting would have a material adverse impact on shareholders.

The effect of this discretionary proxy is that if you do not give voting instructions, you cannot prevent our ordinary shares underlying your ADSs from being voted, except under the circumstances described above. This may make it more difficult for shareholders to influence the management of our company. Holders of our ordinary shares are not subject to this discretionary proxy.

You may not be able to participate in rights offerings and may experience dilution of your holdings.

We may, from time to time, distribute rights to our shareholders, including rights to acquire securities. Under the deposit agreement, the depositary will not distribute rights to holders of ADSs unless the distribution and sale of rights and the securities to which these rights relate are either exempt from registration under the Securities Act with respect to all holders of ADSs, or are registered under the Securities Act. The depositary may, but is not required to, attempt to sell these undistributed rights to third parties, and may allow the rights to lapse. We may be unable to establish an exemption from registration under the Securities Act, and we are under no obligation to file a registration statement with respect to these rights or underlying securities or to endeavor to have a registration statement declared effective. Accordingly, holders of ADSs may be unable to participate in our rights offerings and may experience dilution of their holdings as a result.

You may be subject to limitations on transfer of your ADSs.

Your ADSs are transferable on the books of the depositary. However, the depositary may close its books at any time or from time to time when it deems expedient in connection with the performance of its duties. The depositary may close its books from time to time for a number of reasons, including in connection with corporate events such as a rights offering, during which time the depositary needs to maintain an exact number of ADS holders on its books for a specified period. The depositary may also close its books in emergencies, and on weekends and public holidays in the United States. The depositary may refuse to deliver, transfer or register the transfers of the ADSs generally when our share register or the books of the depositary are closed, or at any time if we or the depositary think that it is advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason in accordance with the terms of the deposit agreement. As a result, you may be unable to transfer your ADSs when you wish to.

We may be classified as a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. Holders of the ADSs or ordinary shares.

Based on our historic and expected operations, composition of our assets and market capitalization (which will fluctuate from time to time), we do not believe we were a passive foreign investment company, or PFIC, for the taxable year ended December 31, 2014 and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually. Therefore, it is possible we could be classified as a PFIC in the future due to changes in the composition of our assets or income, as well as changes in our market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (1) 75% of its gross income is classified as “passive income” or (2) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. If we are a PFIC for any taxable year during which a U.S. Holder (as defined in “Material Tax Considerations – United States Federal Income Taxation”) holds a share, certain adverse U.S. federal income tax consequences could apply to such U.S. Holder. See “Material Tax Considerations – United States Federal Income Taxation – Passive Foreign Investment Company.”

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that relate to our current expectations and views of future events. These forward-looking statements are contained principally in the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Industry Overview” and “Business.” These statements relate to events that involve known and unknown risks, uncertainties and other factors, including those listed under “Risk Factors,” which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions.

These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the risk factors set forth in “Risk Factors” and the following:

•	the cyclicality of the semiconductor industry;

•	our reliance on certain major customers;

•	Panasonic’s ability to fulfill its contractual obligations under the contract manufacture agreement and our ability to enforce our contractual obligations against Panasonic;

•	our history of substantial losses;

•	our ability to manage our geographical diverse facilities and expand our business;

•	our significant indebtedness affecting our operations, and our ability to repay or refinance our indebtedness as it falls due;

•	increased competition from other companies and our ability to maintain and increase our market share;

•	pending litigation by certain holders of our senior secured notes, litigation relating to our intellectual property and other potential legal liabilities;

•	our ability to successfully develop new technologies;

•	our ability to acquire equipment and supplies necessary to meet our business needs;

•	our ability to generate sufficient cash to meet our capital expenditure requirements;

•	our ability to hire and maintain qualified personnel;

•	fires, natural disasters, acts of terrorism and other developments outside our control;

•	the political stability of our local region; and

•	general local and global economic conditions.

The forward-looking statements made in this prospectus relate only to events or information as of the date on which the statements are made in this prospectus. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events. You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement, of which this prospectus is a part, completely and with the understanding that our actual future results or performance may be materially different from what we expect.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the Republic of Singapore, and certain of our officers and directors are or will be residents outside the United States. Moreover, all or a substantial portion of our assets are located outside the United States. Although we are incorporated outside the United States, we have agreed to accept service of process in the United States through our agent designated for that purpose. Nevertheless, since all or a substantial portion of the assets owned by us are located outside the United States, any judgment obtained in the United States against us may not be collectible within the United States.

There is no treaty between the United States and Singapore providing for the reciprocal recognition and enforcement of judgments in civil and commercial matters and a final judgment for the payment of money rendered by any federal or state court in the United States based on civil liability, whether or not predicated solely upon the federal securities laws, would, therefore, not be automatically enforceable in Singapore. It is not clear whether a Singapore court may impose civil liability on us or our directors and officers who reside in Singapore in a suit brought in the Singapore courts against us or such persons with respect to a violation solely of the federal securities laws of the United States. In making a determination as to enforceability of a judgment of a federal court of the United States, the Singapore courts would have regard to, among other things, whether such judgment was final and conclusive or given by a court of competent jurisdiction, expressed to be for a fixed sum of money, whether such judgment was procured by fraud, whether such judgment was obtained in breach of principles of natural justice, or whether the enforcement thereof would be contrary to public policy. Accordingly, there can be no assurance that the Singapore courts would enforce against us, our directors or our officers resident in Singapore judgments obtained in the United States which are predicated upon the civil liability provisions of the federal securities laws of the United States.

In addition, holders of book-entry interests in our shares, represented by ADSs, will be required to exchange such interests for certificated shares and to be registered as shareholders in our register of members in order to have standing to bring a shareholder suit and, if successful, to enforce a foreign judgment against us, our directors or our executive officers in the Singapore courts. A holder of book-entry interests in our shares, represented by ADSs, may become a registered shareholder of our company by exchanging its interest in our shares, represented by ADSs, for certificated shares and being registered in our register of members. The administrative process of becoming a registered shareholder could result in delays prejudicial to any legal proceeding or enforcement action.

USE OF PROCEEDS

We expect that we will receive net proceeds from this offering of approximately $             million, based on an assumed initial public offering price of $             per ADS, the mid-point of the estimated range of the initial public offering price shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. If the underwriters exercise their option to purchase additional ADSs in full, our net proceeds will be approximately $             million after deducting the underwriting discounts and commissions and estimated offering expenses. A $1.00 increase/(decrease) in the assumed initial public offering price of $             per ADS would increase/(decrease) the net proceeds to us from this offering by approximately $             million, or approximately $             million if the underwriters exercise their option to purchase additional ADSs in full, assuming the number of ADSs offered by us, as set forth on the cover page of this prospectus, remains the same, and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the net proceeds received by us from this offering mainly to retire certain of our indebtedness outstanding under our senior secured notes, as well as for general corporate purposes.

Pending use of the net proceeds as described above, we intend to invest the net proceeds of this offering in short-term, interest-bearing bank deposits or money market funds.

CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2014:

•	on an actual basis; and

•

on an as adjusted basis to give effect to (i) the issuance and sale of the ADSs by us in this offering at an assumed initial public offering price of $             per ADS, the mid-point of the estimated public offering price range shown on the cover page of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the underwriters’ option to purchase additional ADSs and (ii) the application of our net proceeds from the offering in the manner described in “Use of Proceeds.”

The as adjusted information below is illustrative only, and our capitalization following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs in this offering and other terms of this offering to be determined at pricing. You should read this table in conjunction with “Use of Proceeds,” “Selected Consolidated Financial Information,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	As of December 31, 2014(4)
	Actual	As Adjusted
	(in $ millions)
Total borrowings:
Senior secured notes(1)	1,098.7
Finance lease liabilities	6.3
Total borrowings	1,105.0
Equity:
Share capital	510.9
Capital reserves	187.1
Other reserves	(5.7)
Accumulated losses	(339.9)
Non-controlling interests	4.3
Total equity(2)	356.7

Total capitalization(3)	1,461.7

Notes:

(1)

This amount represented the indebtedness under our senior secured notes as of December 31, 2014, after deducting unamortized loan facility and related issuance costs of $28.6 million. The total indebtedness outstanding under the senior secured notes without deducting unamortized loan facility and related issuance costs was $1,127.3 million.

(2)

A $1.00 increase/(decrease) in the assumed initial public offering price of $             per ADS, the midpoint of the range set forth on the cover page of this prospectus, would increase/(decrease) each of share capital, total equity and total capitalization by $            .

(3)

In addition to the consolidated capitalization reflected in this table, as of December 31, 2014, we had $293.0 million of cash and cash equivalents on an actual basis and $             million of cash and cash equivalents on an as adjusted basis.

(4)

This table does not reflect the remaining consideration of $90.0 million that is payable in installments over five years to Panasonic for our acquisition of three semiconductor facilities in Singapore, Indonesia and Malaysia from Panasonic.

DIVIDENDS AND DIVIDEND POLICY

Since UTAC Holdings’ incorporation, no dividends have been declared or paid. We currently intend to retain our earnings, if any, to finance the development and growth of our business and operations as well as expand our business and do not currently anticipate paying dividends in the near future.

Any future determination relating to our dividend policy will be made at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions (including in the agreements governing our credit facilities or other debt instruments), capital requirements, business prospects and other factors our board of directors may deem relevant. We may, by ordinary resolution, declare dividends at a general meeting of shareholders, but we are restricted from paying dividends in excess of the amount recommended by our board of directors. Our board of directors may, without the approval of our shareholders, declare interim dividends but any final dividends we declare must be approved by an ordinary resolution of our shareholders at a general meeting. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of our profits available for distribution.

Because UTAC Holdings is a holding company, our ability to pay cash dividends may be limited by restrictions on our ability to obtain sufficient funds through dividends from subsidiaries. In particular, the agreements governing our credit facilities, debt instruments and finance leases contain restrictions on the ability of our subsidiaries to make cash dividends to us. See also “Risk Factors – Our credit facilities and debt instruments, including the indenture, senior revolving credit facility and guarantee facility contain covenants limiting our financial and operating flexibility” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Exchange Controls” for details.

If we pay any dividends, ADS holders will receive payment to the same extent as holders of our ordinary shares, subject to the terms of the deposit agreement, including the fees and expenses payable thereunder. See “Description of American Depositary Shares.” Cash dividends on our ordinary shares, if any, will be paid in U.S. dollars.

DILUTION

Investors in the offering will experience an immediate dilution in net tangible book value per ADS.

As of December 31, 2014, we had net asset value of $356.7 million, or $0.45 per ordinary share outstanding as of that date. Our net asset value is determined by subtracting total liabilities from our total assets.

As of December 31, 2014, we had negative net tangible book value of $344.0 million, which represented negative net tangible book value of $0.43 per ordinary share outstanding as of that date, or $             per ADS, assuming ADSs had been issued as of such date. Net tangible book value is determined by subtracting the amount of our total liabilities from the amount of our total tangible assets. As of December 31, 2014, our total liabilities exceeded total tangible assets, and this resulted in a net tangible liability.

Dilution is determined by subtracting net tangible book value per ADS from the initial public offering price per ADS, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

After (i) giving effect to the issuance and sale of ADSs in this offering at an assumed initial public offering price of $             per ADS, being the mid-point of the estimated public offering price range shown on the cover of this prospectus, and (ii) deducting the underwriting discounts and commissions and estimated offering expenses payable by us and assuming no exercise of the over-allotment option, our proforma net tangible book value as of December 31, 2014 would have been $             million, or $             per ADS. This represents an immediate dilution in net tangible book value of $             per ADS to new investors in this offering.

The following table illustrates such dilution:

	Per ordinary share			Per ADS
Assumed initial public offering price		N/A		$
Net tangible book value as of December 31, 2014		$(0.43	)(1)	$

Proforma net tangible book value after giving effect to the issuance and sale of ADSs in this offering at an assumed initial public offering price of $             per ADS, after deduction of underwriting discounts and commissions and estimated offering expenses payable by us (assuming the over-allotment option is not exercised)

	$			$
Amount of dilution in net tangible book value to new investors		N/A		$
Percentage dilution in net tangible book value to new investors		N/A			%

Note:

(1)	Our net tangible book value was negative as our total liabilities exceeded our total tangible assets.

A $1.00 change in the assumed public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our net tangible book value after giving effect to the offering by $             million, the net tangible book value per ordinary share and per ADS after giving effect to this offering by $             per ordinary share and $             per ADS, and the dilution in net tangible book value per ADS to new investors in this offering by $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses and assuming no exercise of the over-allotment option.

Assuming the underwriters’ over-allotment option is exercised in full, our net tangible book value as of December 31, 2014 (after giving effect to this offering) would have been $             million, or $             per outstanding ordinary share and $             per ADS. This represents an immediate increase in proforma net tangible book value of $             per ordinary share and $             per ADS to our existing investors and an immediate dilution in net tangible book value of $             per ADS to new investors in this offering.

Assuming the over-allotment option is exercised in full, a $1.00 change in the assumed public offering price of $             per ADS would, in the case of an increase, increase and, in the case of a decrease, decrease our net tangible book value after giving effect to the offering by $             million, the net tangible book value per

ordinary share and per ADS after giving effect to this offering by $             per ordinary share and $             per ADS, and the dilution in net tangible book value per ADS to new investors in this offering by $             per ADS, assuming no change to the number of ADSs offered by us as set forth on the cover page of this prospectus, after deducting underwriting discounts and commissions and estimated offering expenses.

The proforma information discussed above is illustrative only. Our net tangible book value following the completion of this offering is subject to adjustment based on the actual initial public offering price of the ADSs and other terms of this offering determined at pricing.

The table below summarizes as of June 30, 2014, after giving effect to the transactions described above, the number of ordinary shares purchased by existing investors, the ordinary shares purchased by new investors (in the form of ADSs) in this offering, the total consideration and the average price per share (i) paid to us by existing investors and (ii) to be paid by new investors purchasing the ADSs in this offering at an assumed initial public offering price of $             per ADS, being the midpoint of the estimated price range set forth on the cover of this prospectus, before deducting underwriting discounts and commissions and estimated offering expenses payable by us.

	Ordinary Shares Purchased			Total Consideration			Average Price per Share	Average Price per ADS equivalent
	Number	Percent		Amount	Percent
Existing shareholders			%	$		%	$	$
New investors			%	$		%	$	$

Total		100.0%		$	100.0%		$

A $1.00 increase/(decrease) in the assumed initial public offering price of $             per ADS (the midpoint of the price range set forth on the cover page of this prospectus) would increase/(decrease) the total consideration paid by new investors in this offering, total consideration paid by all shareholders and the average price per ADS by $             million, $             million and $            , respectively, assuming the number of ADSs offered by us, as set forth on the cover of this prospectus, remains the same, and before deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

Assuming that the underwriters’ over-allotment option is exercised in full, the new investors will own             % of our outstanding shares and will have provided             % of the total amount paid to fund our company.

SELECTED CONSOLIDATED FINANCIAL AND OTHER DATA

The following summary consolidated statement of comprehensive income data for the years ended December 31, 2010, 2011, 2012, 2013, and 2014, summary consolidated balance sheet data as of December 31, 2010, 2011, 2012, 2013, and 2014 and summary consolidated statement of cash flows data for the years ended December 31, 2010, 2011, 2012, 2013, and 2014 have been derived from our consolidated financial statements. Our consolidated financial statements as of and for the years ended December 31, 2010 and 2011 are unaudited and are not included in this prospectus. Our audited consolidated financial statements as of and for the years ended December 31, 2012, 2013 and 2014 are included elsewhere in this prospectus. The financial data set forth below should be read in conjunction with, and are qualified by reference to, “Selected Consolidated Financial and Other Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes thereto included elsewhere in this prospectus. Our consolidated financial statements are prepared and presented in accordance with International Financial Reporting Standards, or IFRS, as issued by the International Accounting Standards Board, or IASB.

Our consolidated financial statements as of and for the year ended December 31, 2014 include the results of UMS Holdings and its subsidiaries from June 2, 2014. Between January 1, 2012 and June 1, 2014, the results of operations of UMS Holdings and its subsidiaries were not consolidated in our consolidated financial statements as they were not our subsidiaries. As a result of the size of the business of UMS Holdings and its subsidiaries relative to that of our existing business at the time of our acquisition of UMS Holdings and its subsidiaries, our consolidated financial statements as of and for the year ended December 31, 2014 and subsequent periods are not fully comparable to our consolidated financial statements as of and for the years ended December 31, 2012 and 2013. Our results of operations have varied and may continue to vary significantly from year to year and are not necessarily indicative of the results of any future periods. As such, you should not use such comparisons as a basis for your investment or to predict our future performance.

Selected Consolidated Statement of Comprehensive Income Data

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in $ millions, except per share data)
Sales	944.5	981.4	930.1	748.4	860.3
Cost of sales	(757.0)	(798.5)	(795.2)	(650.7)	(702.1)

Gross profit	187.5	182.9	134.9	97.7	158.1
Other income	10.4	11.1	8.5	7.7	8.5
Other gains/(losses) – net	17.7	14.3	(1.3)	29.6	77.9
Expenses:
Selling, general and administrative	(61.8)	(68.0)	(63.9)	(57.7)	(83.9)
Research and development	(17.9)	(19.1)	(18.8)	(12.3)	(12.5)
Finance	(78.5)	(79.3)	(79.6)	(120.7)	(125.2)
Others	(2.5)	(18.8)	(12.2)	(16.4)	(13.5)
Share of (loss)/profit of associated company	(1.9)	(0.1)	0.7	(4.5)	—

Profit/(loss) before income tax	53.0	23.0	(31.7)	(76.5)	9.4
Income tax expense	(21.1)	(8.3)	(13.7)	(2.5)	(12.8)

Profit/(loss) after tax	31.9	14.7	(45.4)	(78.9)	(3.4)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
Fair value gains/(losses)	2.8	(6.6)	11.3	(1.5)	—
Reclassification	(0.7)	(10.0)	3.5	0.4	1.1
Currency translation differences arising from consolidation	*	*	*	*	*
Items that will not be reclassified subsequently to profit or loss:
Remeasurements on post-employment benefit obligation	—	—	(0.1)	(1.8)	(0.1)

Other comprehensive income/(loss), net of tax	2.2	(16.6)	14.7	(2.9)	1.0

Total comprehensive income/(loss)	34.1	(1.8)	(30.7)	(81.9)	(2.4)

Profit/(Loss) attributable to:
Equity holder of UTAC Holdings	30.4	12.7	(47.1)	(80.3)	(5.0)
Non-controlling interests	1.5	2.1	1.7	1.3	1.6

	31.9	14.7	(45.4)	(78.9)	(3.4)

Total comprehensive income/(loss) attributable to:
Equity holder of UTAC Holdings	32.6	(3.7)	(32.5)	(83.1)	(4.0)
Non-controlling interests	1.5	1.9	1.9	1.2	1.6

	34.1	(1.8)	(30.7)	(81.9)	(2.4)

Profit/(loss) per ordinary share:
Basic ($)	15,219,000 (1)	0.02	(0.06)	(0.10)	(0.01)
Diluted ($)	15,219,000 (1)	0.02	(0.06)	(0.10)	(0.01)
Proforma profit/(loss) per ordinary share(2):
Basic ($)
Diluted ($)
Supplemental information:
Gross profit margin(3)	19.9%	18.6%	14.5%	13.1%	18.4%
EBITDA(4)	277.3	274.9	227.5	212.3	301.1
Adjusted EBITDA(4)	271.8	277.4	239.7	206.8	252.4
Adjusted EBITDA margin(4) (5)	28.8%	28.3%	25.8%	27.6%	29.3%
Adjusted EBITDA less cash capital expenditure(4)	60.1	82.2	140.1	156.5	130.6

Notes:

(1)

As of December 31, 2010, UTAC Holdings had fully paid up share capital of two ordinary shares, amounting to a total of S$2.00. On July 22, 2011, UTAC Holdings increased its share capital to 800,000,000 ordinary shares through the issuance of an additional 799,999,998 ordinary shares pursuant to a capital reorganization and a re-classification of $510.9 million from the capital reserve to the share capital of UTAC Holdings.

(2)

Proforma profit/(loss) per ordinary share attributable to ordinary shareholders is calculated based on the weighted average number of shares outstanding during the period adjusted to give effect to shares subsequently issued or assumed to be issued had the issuance and sale of ADSs taken place at the beginning of the period presented.

(3)	Gross profit margin represents gross profit as a percentage of sales.

(4)	See “– Non-IFRS Measures” below.

(5)	Adjusted EBITDA margin represents adjusted EBITDA as a percentage of sales.

*	Amount insignificant.

Selected Consolidated Balance Sheet Data

	Year Ended December 31,
	2010		2011		2012	2013	2014
	(in $ millions)
Cash and bank deposits	288.1	(1)	269.4	(1)	201.2	217.9 (1)	301.2 (1)
Trade and other receivables	144.9		147.7		138.4	106.7	130.8
Property, plant and equipment	714.0		752.5		656.0	536.2	587.3
Goodwill	643.4		643.4		643.4	643.4	643.4
Intangible assets	114.2		97.5		81.6	65.3	57.3
Total assets	1,995.9		1,991.7		1,794.4	1,627.3	1,795.0

Trade and other payables	179.3		165.3		128.7	132.2	217.4
Borrowings(2)	1,275.7		1,275.6		1,164.0	1,093.9	1,105.0
Total liabilities	1,508.5		1,508.5		1,349.0	1,265.5	1,438.3

Share capital	*	(3)	510.9	(3)	510.9	510.9	510.9
Capital reserve	698.0	(3)	187.1	(3)	187.1	187.1	187.1
Other reserves	2.2		(14.2)		(3.6)	(6.7)	(5.7)
Accumulated losses	(220.5)		(207.8)		(254.9)	(334.9)	(339.9)
Non-controlling interests	7.8		7.3		5.9	5.4	4.3
Total equity	487.5		483.2		445.4	361.8	356.7

Selected Consolidated Statement of Cash Flows Data

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in $ millions)
Net cash provided by operating activities	220.4	252.0	219.7	184.1	224.4
Net cash used in investing activities	(241.2)	(175.3)	(93.1)	(33.6)	(32.6)
Net cash used in financing activities	(68.6)	(93.9)	(194.7)	(133.9)	(116.6)
Net (decrease)/increase in cash and cash equivalents	(89.4)	(17.1)	(68.1)	16.6	75.2
Cash and cash equivalents at beginning of financial year	375.8	286.4	269.3	201.2	217.8

Cash and cash equivalents at end of financial year(1)	286.4 (1)	269.3 (1)	201.2	217.8 (1)	293.0 (1)

Notes:

(1)	The differences in the figures between cash and bank deposits and the cash and cash equivalents at the end of financial year are due to cash subject to restrictions.

(2)

These amounts include (i) as of December 31, 2010, 2011 and 2012, finance leases and bank borrowings, and (ii) as of December 31, 2013 and 2014, finance leases and our indebtedness under the senior secured notes, after deducting unamortized loan facility and related issuance costs. As of December 31, 2014, the total indebtedness outstanding under the senior secured notes without deducting unamortized loan facility and related issuance costs was $1,127.3 million.

(3)

As of December 31, 2010, UTAC Holdings had fully paid-up share capital of two ordinary shares, amounting to a total of S$2.00. On July 22, 2011, UTAC Holdings increased its share capital to 800,000,000 ordinary shares through the issuance of an additional 799,999,998 ordinary shares pursuant to a capital reorganization and a re-classification of $510.9 million from the capital reserve to the share capital of UTAC Holdings.

*	Amount insignificant.

Non-IFRS Measures

EBITDA, adjusted EBITDA and adjusted EBITDA less cash capital expenditure may not be comparable to similarly titled measures reported by other companies due to potential inconsistencies in the method of calculation.

We have included EBITDA because we believe it is an indicative measure of our operating performance and is used by investors and analysts to evaluate companies in our industry. We define EBITDA as profit/(loss)

adjusted for (i) income tax expense/credit; (ii) finance expenses; and (iii) depreciation and amortization, which represent depreciation of property, plant and equipment and amortization of intangible assets.

We have included adjusted EBITDA because we believe it is a more indicative measure of our baseline performance as it excludes certain charges that our management considers to be outside of our core operating results. We define adjusted EBITDA as EBITDA adjusted for (i) impairment/ write-off of available-for-sale financial assets and property, plant and equipment; (ii) business acquisition-related costs; (iii) restructuring costs; (iv) the gain or loss on account of the liquidation of subsidiaries; (v) legal settlement fees; (vi) write off of previous expenses related to an initial public offering; (vii) share of loss of an associated company; (viii) non-cash fair value loss/gain on derivative instruments; (ix) transitional services; and (x) other one-time expenditure, and gain, such as bargain purchase on acquisition of subsidiaries and gain from sale of building. We have included adjusted EBITDA less cash capital expenditure as we believe that it is indicative of the cash flows that are provided from our operations after taking into account the cash used to purchase property, plant and equipment.

EBITDA, adjusted EBITDA and adjusted EBITDA less cash capital expenditure are not measures of financial performance or liquidity under IFRS or U.S. GAAP and should not be considered as alternatives to total profit, operating profit or any other performance measures derived in accordance with IFRS or U.S. GAAP or as an alternative to cash flow from operating activities as a measure of liquidity.

The following table reconciles our profit/(loss) after tax to EBITDA, adjusted EBITDA and adjusted EBITDA less cash capital expenditure, in each case, for the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013		2014
	(in $ millions)
Profit/(loss) after tax	31.9	14.7	(45.4)	(78.9)		(3.4)
Add/(deduct):
Income tax expense	21.1	8.3	13.7	2.5		12.8
Finance expenses	78.5	79.3	79.6	120.7		125.2
Depreciation of property, plant and equipment	128.9	155.5	162.9	151.7		149.9
Amortization of intangible assets	16.8	17.0	16.7	16.4		16.6

EBITDA	277.3	274.9	227.5	212.3		301.1

Add/(deduct):
Impairment loss and write-off of available-for-sale financial assets and property plant and equipment	1.8	13.2	2.7	1.9		8.6	(1)
Share option expenses	0.4	—	—	—		—
Business acquisition-related costs	0.2	—	—	—		4.5
Restructuring costs(2)	0.5	4.3	6.2	13.7		3.4
(Gain)/loss on write-off of net liabilities/assets on liquidation of subsidiaries	—	(0.7)	0.3	—		—
Legal settlement fees	—	—	2.3	—		—
Share of loss/(profit) of associated company	1.9	0.1	(0.7)	4.5		—
Fair value (gain)/loss on derivative financial instruments	(5.5)	0.9	(0.6)	—		—
Bargain purchase gain on acquisition of a subsidiary	(4.5)	(14.8)	—	—		(41.4	)(3)
Write-off of expenditure on initial public offering	—	—	2.2	—		—
Gain on extinguishment of borrowings, net of expenses	—	—	—	(21.1	)(4)	—
Write-back of unclaimed monies from the previous shareholder of a subsidiary	—	—	—	(4.8)		—
Redemption liabilities	—	—	—	0.3		—
Gain on sale of building in Singapore	—	—	—	—		(28.6	)(5)
Capital return from previously written off investment	—	—	—	—		(0.7	)(6)
Dividend income	(0.2)	(0.6)	—	—		(0.1)
Transitional services	—	—	—	—		5.7	(7)

Adjusted EBITDA	271.8	277.4	239.7	206.8		252.4

(Deduct):
Cash capital expenditures	(211.7)	(195.1)	(99.6)	(50.3)		(121.8)

Adjusted EBITDA less cash capital expenditures	60.1	82.2	140.1	156.5		130.6

Notes:

(1)	This amount represents the impairment and write-off of property, plant and equipment following our impairment exercise in the third quarter of 2014.

(2)	The restructuring costs comprised primarily of severance payments to our employees.

(3)

On June 2, 2014, we completed the acquisition from Panasonic of equity interests of 100.0% in USG2 and UMY, and an equity interest of 99.98% in UID, for a consideration of $96.5 million. As the fair value of the consideration was $83.6 million, which was less than the fair value of the identifiable net assets of the acquired subsidiaries of $125.1 million, in each case determined at the time of the acquisition, we recognized a gain on bargain purchase of $41.4 million. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Gain on bargain purchase from business combination” for further details.

(4)

We recognized a gain of $21.1 million due to the extinguishment of the second priority term loans in exchange for the issuance of $502.3 million in aggregate principal amount of 10.0% senior secured notes due 2019 on September 30, 2013.

(5)	We recognized a gain on the disposal of one of our Singapore facilities in 2014.

(6)	In 2014, we received a return of capital from a company that we had previously invested in 2000, which had previously been written off.

(7)

This amount represents the fees payable to Panasonic for certain transitional services that Panasonic provided to us in connection with our acquisition of the three facilities from Panasonic. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” for further details.

The following table sets forth a reconciliation of net cash provided by operating activities to adjusted EBITDA less cash capital expenditure for the periods indicated:

	Year Ended December 31,
	2010	2011	2012	2013	2014
	(in $ millions)
Net cash provided by operating activities	220.4	252.0	219.7	184.1	224.4
Add/(Deduct):
Changes in working capital	33.1	2.6	(7.0)	(11.5)	(5.6)
Tax paid	15.7	15.2	17.8	16.8	10.4
Government grant received	(0.1)	(1.0)	(0.5)	(0.4)	(0.1)
Interest income	1.0	1.3	1.5	1.0	1.1
Net gain on disposal of property, plant and equipment	0.7	1.5	1.5	2.6	9.2 (1)
Government grant income	0.2	1.0	0.6	0.3	0.2
Capital return from previously written off investment	—	—	—	—	(0.7)
Gain on write-off of payables	—	0.7	—	—	—
Intangible assets written off	—	(0.2)	—	(0.1)	—
Write-off of overpayment by customers	—	—	—	0.2	—
Business acquisition-related cost	0.2	—	—	—	4.5
Restructuring cost(2)	0.5	4.3	6.2	13.7	3.4
Transitional services(3)	—	—	—	—	5.7

Adjusted EBITDA	271.8	277.4	239.7	206.8	252.4

Less: cash capital expenditure	(211.7)	(195.1)	(99.6)	(50.3)	(121.8)

Adjusted EBITDA less cash capital expenditure	60.1	82.2	140.1	156.5	130.6

Notes:

(1)	Net gain on disposal of property, plant and equipment after deducting a gain on sale of building in Singapore of $28.6 million in 2014.

(2)	The restructuring costs comprised primarily of severance payments to our employees.

(3)

This amount represents the fees payable to Panasonic for certain transitional services that Panasonic provided to us in connection with our acquisition of the three facilities from Panasonic. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” for further details.

Quarterly Financial Information

The following table sets forth our unaudited results of operations for the eight fiscal quarters ended December 31, 2014. This information should be read in conjunction with our audited consolidated financial statements and the related notes included elsewhere in this prospectus. The unaudited results of operations have been derived from our financial statements not included in this prospectus. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	2013					2014
	March	June	September		December	March	June		September		December
	(in $ millions)
Sales	201.0	192.8	181.6		172.9	160.7	203.4		256.6		239.5
Cost of sales	(172.6)	(169.7)	(156.1)		(152.3)	(140.6)	(168.8)		(202.2)		(190.4)
Gross profit	28.4	23.2	25.5		20.7	20.0	34.6		54.4		49.1
Other income	1.9	1.0	1.5		3.3	1.9	1.4		1.7		3.5
Other gain/(loss) – net	0.6	1.5	19.9		7.7	(0.7)	41.6		32.8		4.2
Expenses:
Selling, general and administrative	(15.9)	(16.0)	(11.7)		(14.1)	(15.7)	(20.0)		(23.9)		(24.2)
Research and development	(2.9)	(3.3)	(3.0)		(3.1)	(2.8)	(3.1)		(3.4)		(3.2)
Finance	(29.6)	(30.0)	(30.1)		(30.9)	(30.0)	(30.7)		(30.7)		(33.8)
Others	(2.7)	(0.9)	(4.9)		(7.9)	(2.8)	(0.1)		(9.6)		(1.1)
Share of loss of associated company	(0.2)	(0.6)	(0.6)		(3.1)	—	—		—		—
(Loss)/profit before tax	(20.5)	(25.0)	(3.5)		(27.5)	(30.0)	23.7		21.2		(5.5)
Income tax (expense)/credit	(1.5)	(0.3)	(1.0)		0.4	(1.2)	(2.3)		(4.8)		(4.6)
(Loss)/profit after tax	(22.0)	(25.3)	(4.4)		(27.1)	(31.2)	21.4		16.4		(10.0)

Non-IFRS Quarterly Financial Data
(Loss)/profit after tax	(22.0)	(25.3)	(4.4)		(27.1)	(31.2)	21.4		16.4		(10.0)
Add/(deduct):
Income tax expense/(credit)	1.5	0.3	1.0		(0.4)	1.2	2.3		4.8		4.6
Finance expense	29.6	30.0	30.1		30.9	30.0	30.7		30.7		33.8
Depreciation of property, plant and equipment	39.6	38.3	37.2		36.5	34.4	35.2		40.5		39.8
Amortization of intangibles assets	4.2	4.1	4.1		4.1	4.1	4.0		4.0		4.5
EBITDA	52.9	47.4	68.0		44.0	38.5	93.6		96.4		72.7
Add/(deduct):
Impairment and write-off of property, plant and equipment	—	—	0.3		1.7	*	—		8.6	(1)	—
Business acquisition-related costs	—	—	—		—	4.0	0.3		0.1		—
Restructuring costs(2)	2.5	1.2	4.4		5.5	2.4	0.1		0.9		—
Share of loss of associated company	0.2	0.6	0.6		3.1	—	—		—		—
Bargain purchase gain on acquisition of a subsidiary	—	—	—		—	—	(41.4	)(3)	—		—
Gain on extinguishment of borrowings, net of expenses	—	—	(21.1	)(4)	—	—	—		—		—
Write-back of unclaimed monies from the previous shareholders of a subsidiary	—	—	—		(4.8)	—	—		—		—
Redemption liabilities	—	—	—		0.3	—	—		—		—
Gain on sale of building in Singapore	—	—	—		—	—	—		(28.6	)(5)	—
Capital return from previously written off investment	—	—	—		—	—	—		—		(0.7	)(6)
Dividend Income	—	—	—		—	—	(0.1)		—		—
Transitional services(7)	—	—	—		—	—	0.8		2.4		2.4
Adjusted EBITDA	55.6	49.2	52.2		49.8	44.9	53.3		79.8		74.4

Notes:

(1)	This amount represents the impairment and write-off of property, plant and equipment following our impairment exercise in the third quarter of 2014.

(2)	The restructuring costs comprised primarily of severance payments to our employees.

(3)

On June 2, 2014, we completed the acquisition from Panasonic of equity interests of 100.0% in USG2 and UMY, and an equity interest of 99.98% in UID, for a consideration of $96.5 million. As the fair value of the consideration was $83.6 million which was less than the fair value of the identifiable net assets of the acquired subsidiaries of $125.1 million, in each case determined at the time of the acquisition, we recognized a gain on bargain purchase of $41.4 million. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations – Critical Accounting Policies – Gain on bargain purchase from business combination” for further details.

(4)

We recognized a gain of $21.1 million due to the extinguishment of the second priority term loans in exchange for the issuance of $502.3 million in aggregate principal amount of 10.0% senior secured notes due 2019 on September 30, 2013.

(5)	We recognized a gain on the disposal of one of our Singapore facilities in 2014.

(6)	In 2014, we received a return of capital from a company that we had previously invested in 2000, which had previously been written off.

(7)

This amount represents the fees payable to Panasonic for certain transitional services that Panasonic provided to us in connection with our acquisition of the three facilities from Panasonic. See “History and Corporate Structure – Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements” for further details.

*	Amount insignificant.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion of our results of operations in conjunction with our historical consolidated financial statements as of and for the years ended December 31, 2012, 2013 and 2014, and the related notes thereto, and other financial information included elsewhere in this prospectus. Our results of operations have varied and may continue to vary significantly from year to year and are not necessarily indicative of the results of any future periods. Our consolidated financial statements as of and for the year ended December 31, 2014 include the results of UMS and its subsidiaries from June 2, 2014. Between January 1, 2012 and June 1, 2014, the results of operations of UMS and its subsidiaries were not consolidated in our consolidated financial statements as they were not our subsidiaries. As a result of the size of the business of UMS and its subsidiaries relative to that of our existing business at the time of our acquisition of UMS and its subsidiaries, our consolidated financial statements as of and for the year ended December 31, 2014 and subsequent periods are not fully comparable to our consolidated financial statements as of and for the years ended December 31, 2012 and 2013. As such, you should not use such comparisons as a basis for your investment or to predict our future performance.

This discussion contains forward-looking statements that reflect our current views with respect to future events and financial performance. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of factors such as those set forth under “Risk Factors,” “Special Note Regarding Forward-Looking Information” and elsewhere in this prospectus.

Overview

We are a leading independent provider of semiconductor assembly and test services for a broad range of integrated circuits with diversified uses, including in communications devices (such as smartphones, Bluetooth and WiFi), consumer devices, computing devices, automotive applications and industrial and medical applications. We provide assembly and test services primarily for three key semiconductor product categories, namely, analog, mixed-signal and logic, and memory.

On June 2, 2014, we completed the strategic acquisition from Panasonic of its semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia. This acquisition has equipped us with new automotive and industrial capabilities, and diversified the services we offer and the end-markets we serve.

Our customers are primarily fabless companies, integrated device manufacturers and wafer foundries. Our expertise in assembly and test services accumulated through years of engineering experience has allowed us to develop long-standing and well-established relationships with our customers, many of whom are leaders in their respective product categories. In 2014, our top ten customers by sales were Panasonic, Broadcom, Texas Instruments, Maxim Integrated, Taiwan Semiconductor Manufacturing Company, SanDisk, Microchip Technology, STMicroelectronics, FATC and Power Integrations.

We are headquartered in Singapore, with production facilities located in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. In China, our facilities are located in Dongguan and Shanghai.

In 2014, we had sales of $860.3 million, an increase of 15.0% compared to sales of $748.4 million in 2013. In 2014, 66.1% of our sales were from assembly services and 33.9% of our sales were from test services, and our analog, mixed-signal and logic, memory and other product categories accounted for 35.7%, 45.5%, 11.1% and 7.7% of our sales, respectively. Our adjusted EBITDA was $252.4 million in 2014, an increase of 22.1% compared to adjusted EBITDA of $206.8 million in 2013.

Factors Affecting Our Results of Operations

The following key trends are important to understanding our business:

Changes in Demand from Our Customers

Our results of operations are primarily affected by demand for our services by our customers, who are in turn affected by changes in their market share in the markets in which they compete and changing consumer demand. Our customers allocate the semiconductor assembly and test services they outsource among a number of providers, and as a result, the demand for our services by our customers is dependent on our price competitiveness, quality levels, timeliness of delivery and the scope of services we offer compared against our competitors and our customers’ own in-house assembly and test capabilities. In 2013, we experienced a decrease in demand primarily due to reduced orders from our analog customers and because Nanya, which was a key customer in our memory business, changed its strategy and insourced more of its assembly and test requirements.

We entered into a contract manufacture agreement with Panasonic on May 30, 2014, under which Panasonic has undertaken to purchase various annual committed amounts of services and products from us at agreed prices over the five-year term of the agreement. Despite contributing to our sales for only seven months of 2014, Panasonic was our largest customer in 2014 and is expected to continue to be our largest customer for at least the next few years. As a result, changes in order levels from Panasonic and fluctuations in consumer demand in the end-markets in which Panasonic primarily uses our products, particularly the automotive, industrial and medical end-markets, will impact our results of operations. Further, if Panasonic fails to meet its purchase commitment, the liquidated damages it must pay under the contract manufacture agreement are required to be made within 30 days of our provision of statements to Panasonic of the amounts due, and are typically expected to be made between September to November (for any failure to meet its interim commitment) and/or March to May (for any failure to meet its annual commitment) of each year, which can result in inconsistency and lumpiness in our cash flows and results of operations from period to period.

Our new customers usually require us to pass a lengthy and rigorous qualification process that can take more than nine months to complete with the consequence that we typically only realize any meaningful sales contributions from such customers approximately one to two years or longer from the time we commence the qualification process.

Global macroeconomic conditions also have a significant impact on our results of operations because they affect consumer spending and demand generally. Our diversified product categories of analog, mixed-signal and logic, and memory partially mitigate our exposure to industry volatility as these product categories typically experience slightly different cycles due to different growth drivers and business dynamics. In 2014, our analog, mixed-signal and logic, and memory and other product categories accounted for 35.7%, 45.5%, 11.1% and 7.7% of our sales, respectively.

Sales Mix Impacting Margins

We price our assembly and test services primarily based on prevailing market prices, our materials and components costs, labor and overhead costs, and depreciation. The unit price charged for assembly services is generally higher than that for test services because assembly services use significantly more materials. On the other hand, test services generally have higher gross profit margins than assembly services because test services require minimal materials and components costs.

The sales mix between our assembly and test services have not historically experienced sharp fluctuations and are primarily affected by customer demand. Sales from our assembly business as a percentage of our sales were 68.5%, 67.0% and 66.1% in 2012, 2013 and 2014, respectively. Sales from our test business as a percentage of our sales were 31.5%, 33.0% and 33.9% in 2012, 2013 and 2014, respectively.

A substantial portion of the sales of our assembly services are derived from the analog product category, and the majority of the sales of our test services are derived from the mixed-signal and logic product category. Our analog assembly services command higher gross profit margins than our assembly services for other product categories and our mixed-signal and logic test services command higher gross profit margins than our test services for other product categories. As a result, our gross profit margins could be expected to improve if analog assembly services and mixed-signal logic test services represent a larger proportion of our sales.

Semiconductor product prices tend to decline over the product life cycle, commanding a premium in the early stages and declining towards the end of the cycle. Therefore, prices for assembly and test services also decline in line with the semiconductor product prices over the product life cycle. In addition, our pricing for assembly and test services have historically declined in line with industry trends. However, as we do not focus on early stage products, our average selling prices tend to decline relatively gradually compared to prices for services provided across the entire semiconductor product life cycle.

We have generally offset such declines in average selling prices over the last several years through:

•	cost savings realized through our procurement strategy;

•	reduction in our overhead cost structure and increase in labor productivity;

•	reduction in our energy use; and

•	increasing the output from our existing equipment base.

In the second half of 2014, our gross profit margins improved compared with the first half of 2014 primarily as a result of the contributions from the products and services of the three semiconductor facilities we acquired from Panasonic on June 2, 2014, which had higher prices and gross profit margins compared to our other facilities and pursuant to our contract manufacture agreement with Panasonic. Our contract manufacture agreement also requires us to apply certain reductions to the purchase price in each year for the duration of the agreement, and to extend rebates of between 2% and 10% of the relevant eligible revenue generated that meets and/or exceeds the relevant annual or interim commitments by Panasonic, which may result a steeper decline in our average selling prices.

Fixed Costs

Our operations, in particular our test operations, are capital intensive and characterized by relatively high fixed costs. We typically increase our capital expenditure only when we believe there is demand from customers for particular services and we have the flexibility of increasing or decreasing the levels of our capital expenditure in anticipation of any improvement or deterioration in market conditions. However, such flexibility in anticipating our capital expenditure requirements is limited because our customers typically only provide us with non-binding rolling forecasts of their service requirements for periods of up to six months.

As a result of our continual requirement to acquire and invest in assembly and test equipment, we expect to continue to incur substantial depreciation expenses, a substantial majority of which are included in our cost of sales. We incurred depreciation expenses of $162.9 million, $151.7 million and $149.9 million for 2012, 2013 and 2014 which represented 20.5%, 23.3% and 21.4%, respectively, of our cost of sales for each of those periods.

Due to our high fixed costs, our profitability depends substantially on the pricing levels of our services and our equipment utilization rate, which is dependent on the volume and variety of products for which we provide assembly and test services and our total installed equipment base. An increase in the volume of products, which in turn increases our equipment utilization rate, will generally result in a decrease in the unit cost of assembly and test services because fixed costs, such as depreciation expense and operating costs, are allocated over a larger number of units.

Our ability to manage our gross profit margins will continue to depend in part on our ability to effectively maintain or increase our equipment utilization. We intend to continue to optimize our equipment utilization through:

•	improvements in productivity and efficiency in our processes, maintenance and upgrading activities to extend the useful life of our equipment;

•	purchasing new equipment and retiring old and obsolete, or less efficient, equipment; and

•	sourcing for new customers, maintain commitments from and/or obtaining increased commitments by customers for our services.

Materials and Components Costs

Substantially all of our materials and components costs are attributable to our assembly business because test operations use minimal materials and components. The principal materials used in our assembly business include gold, copper, molding compound and epoxy, and components include substrates and lead-frames. We intend to maintain a varied source of suppliers to obtain competitive prices for materials and components that we use and, where possible, we attempt to source from suppliers in close proximity to our manufacturing facilities with a view to reducing freight cost and the time required for delivery to our facilities.

We have developed copper wire bonding processes in line with the demand for copper wire bonders as a low cost, high performance manufacturing solution for fine-pitch and ultra-fine pitch bonding. As more of our customers transition from gold to copper, our exposure to the fluctuation in gold prices is expected to decrease. However, gold is still one of the principal materials used in our assembly services and accounted for 13.6%, 10.3% and 7.8% of our cost of sales for 2012, 2013 and 2014, respectively. The average cost of gold per troy ounce for our operations has fluctuated significantly from an approximate average of $1,678 per troy ounce in 2012 to $1,624 in 2013, and to $1,251 in 2014.

We may be able to offset a portion of the increased gold prices by passing through the price changes to our customers, but this will depend on the existing agreements with our customers or negotiations with our customers where we do not have any formal agreement. If gold prices decrease, our customers may also require that we reduce our prices. We may enter into certain gold forward contracts to hedge the gold price risk for part of our gold purchase volume if the opportunity arises, but expect to continue to be subject to significant fluctuations in the price of gold.

Employee Compensation

Employee compensation constitutes a significant part of the costs and expenses we incur for our assembly and test services. Employee compensation comprises of wages and salaries, employer’s contribution to employee contribution plans, post-employment pension benefits, long service award and termination benefits. This also includes the employment costs from our direct and indirect labor, and research and development personnel. We incurred employee compensation costs of $236.8 million, $198.5 million and $238.7 million for 2012, 2013 and 2014, respectively. As certain of our employees in Singapore, Indonesia and Malaysia are unionized, our employee compensation costs may increase if we agree to wage increases in any future wage negotiations with the unions. Our collective bargaining agreements with the employee unions in Indonesia and Malaysia are expected to expire on May 29, 2016 and October 31, 2016, respectively.

The increase in our employee compensation costs from 2013 to 2014 is mainly attributable to the increase in the number of employees that we hired in 2014 and wage increases for our existing employees. The decrease in our employee compensation costs from 2012 to 2013 is mainly attributable to the reduction in the number of employees on account of the decline in our business. For further details of our employee compensation costs, please refer to Note 8 to our audited consolidated financial statements included elsewhere in this prospectus.

Acquisitions

Other than organic growth, we have also grown our business and operations through acquisitions. Each acquisition may materially change our overall results of operations and financial profile, and may cause period to period comparisons of our financial statements not to be meaningful. For example, we acquired Panasonic’s Singapore, Indonesia and Malaysia semiconductor facilities on June 2, 2014 which equipped us with assembly and test capabilities for devices such as image sensors and power packages and added capabilities to our business in the automotive and industrial end-markets. Our acquisition of ASAT Limited (now known as UHK) in 2010 and NS Electronics Bangkok (now known as UTL) in 2006 strengthened our position and intellectual property portfolio in QFN packages. We may consider future acquisitions of, or investments in, complementary businesses or assets from time to time. Any of such acquisitions or investments could have a material effect on our business, financial condition and results of operations.

Long-Term Liabilities

One of our subsidiaries, Global A&T Electronics, had in February 2013 issued $625.0 million in aggregate principal amount of senior secured notes, and in September 2013 issued $502.3 million in aggregate principal amount of senior secured notes. On June 2, 2014, we completed the acquisition of Panasonic’s Singapore, Indonesia and Malaysia semiconductor facilities for a consideration of $96.5 million, of which $6.5 million was paid to Panasonic in 2014. The remaining consideration of $90.0 million is payable by installments over five years. The guarantee facility that we obtained in connection with this acquisition requires UMS and its subsidiaries to, among other things, maintain a consolidated minimum cash balance of at least $12.0 million as of the end of each financial quarter (subject to certain exceptions). See “– Total Borrowings – Long Term Borrowings” and “Description of Certain Indebtedness” for further details. Our finance expenses were $79.6 million, $120.7 million and $125.2 million in 2012, 2013 and 2014, representing 59.0%, 123.5% and 79.2%, respectively, of our gross profit in each of those periods. See also “– Liquidity and Capital Resources” for the impact of our borrowings on our net cash position.

Foreign Currency Fluctuations

Our sales are generally denominated in U.S. dollars. We are exposed to currency risk which arises primarily due to our operating expenses being generally denominated in other currencies such as Singapore dollars, Thai Baht, Chinese Renminbi, New Taiwan dollars and Japanese Yen. Because our receivables are denominated in U.S. dollars, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability.

Critical Accounting Policies

The preparation of consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates. Critical accounting policies reflect significant judgments and uncertainties and may result in materially different results under different assumptions and conditions.

Estimates and underlying assumptions are reviewed on an ongoing basis and are based on historical experience and other factors, including expectations of future events that we believe are reasonable under the current circumstances. Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

We believe that the application of the following accounting policies, which are important to our consolidated financial position and results of operations, requires significant judgments and estimates on the part of management. For a summary of all of our accounting policies, including the accounting policies discussed below, see Notes 2 and 3 to our audited consolidated financial statements included elsewhere in this prospectus.

Revenue recognition

Sales are presented, net of value-added tax, rebates and discounts, and after eliminating sales within our group, and are recognized when the amount of revenue and related cost can be reliably measured, and it is probable that the collectability of the related receivables can be reasonably assured during the financial year in which the services are rendered.

We principally provide assembly and test services of semiconductor chips (also known as integrated circuits). We provide full turnkey solutions, including wafer probing, wafer processing, assembly, testing and the direct shipment of semiconductors to users designated by our customers. In addition, we also provide test development services.

Sales are recognized when each stage of services has been completed. Each stage is performed as a whole and may not be separated or proportioned. Sales rebates and discounts are estimated based on management’s experience, and assessment of relevant factors, and is recorded as a deduction to revenue.

Goodwill

For the purpose of impairment testing of goodwill, goodwill is allocated to each of our cash-generating-units, being assembly and test services, which are expected to benefit from synergies arising from the business combination. The recoverable amounts from our cash-generating units are determined based on forecasted value-in-use calculations for five years. These calculations require the use of estimates.

If our estimated gross profit margin is lowered by 1.0% in each of the forecasted years with all other variables held constant, the recoverable amounts from our assembly services would be reduced by approximately $83.2 million, $53.6 million and $48.2 million for the years ended December 31, 2012, 2013 and 2014, respectively, and our test services would be reduced by $47.5 million, $26.2 million and $32.4 million for the years ended December 31, 2012, 2013 and 2014, respectively. The carrying amount of goodwill as of December 31, 2012, 2013 and 2014 would not be impaired.

If our estimated pre-tax discount rate applied to the discounted cash flows for our assembly and test services were raised by 1% holding all else constant, the recoverable amounts from our assembly services would be reduced by approximately $114.1 million, $86.8 million and $96.3 million for the years ended December 31, 2012, 2013 and 2014, respectively, and the recoverable amounts from our test services would be reduced by approximately $118.6 million, $95.7 million and $163.5 million for the years ended December 31, 2012, 2013 and 2014, respectively. The carrying amount of goodwill as of December 31, 2012, 2013 and 2014 would not be impaired.

Gain on bargain purchase from business combination

On June 2, 2014, we completed the acquisition of 100% equity interests in USG2 and UMY, and 99.98% equity interest in UID for a consideration of $96.5 million. As the fair value of the consideration was $83.6 million which was less than the fair value of the identifiable net assets of the acquired subsidiaries of $125.1 million, in each case determined at the time of the acquisition, we recognized a gain on bargain purchase of $41.4 million.

External consultants were engaged to assist in the fair value determination of the identifiable intangible assets and other significant assets or liabilities of the acquired subsidiaries. We made certain assumptions and applied our judgment in estimating the fair value of the acquired assets and liabilities, including the highest and best use of assets, of the subsidiaries. The external consultants used quoted market prices and other accepted valuation techniques, including the discounted cash flows and market multiple analysis to estimate the fair market value of the assets and liabilities of the acquired subsidiaries, and had used the depreciated replacement costs technique for valuing tangible assets. These estimates include assumptions on inputs within the discounted cash flow calculations related to forecasted revenues, cash flows, asset useful lives, industry economic factors and business strategies.

Prior to the recognition of a gain on a bargain purchase, we assess whether all the acquired assets and assumed liabilities have been identified. Thereafter, we review the procedures used to measure the amounts that IFRS requires to be recognized based on the excess of (i) the consideration transferred (ii) the fair value of the net identifiable assets acquired. As we are required to pay the remaining consideration of $90.0 million for the acquisition of the three subsidiaries from Panasonic over a period of five years, we recognize imputed interest on the installment payments payable to Panasonic each year, as part of our finance expenses.

Impairment of property, plant and equipment

Property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

Impairment charges of $0.9 million, $1.7 million and $8.2 million were recognized on certain plant and machinery for the financial years ended December 31, 2012, 2013 and 2014, respectively. The impairment charges recognized for these assets were due to events and circumstances that indicate that the carrying amount would exceed the recoverable amounts. The recoverable amounts of such plant and machinery were determined based on their fair value less the costs of selling such assets. Fair value was determined by reference to quotations from third party vendors for those plant and machinery that were identified for sale.

Uncertain tax positions

We are subject to various taxes in numerous jurisdictions in which we operate. These include taxes on income, property, goods and services, and other taxes. In determining the tax liabilities, we are required to estimate their tax payable position based on deductibility of certain expenses and exemptions of certain taxable income due to tax incentives granted in respective tax jurisdictions. We submit tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. We regularly re-assess the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes. We have open income tax assessments as of December 31, 2014. As we believe that the income tax positions are sustainable, we have not recognized any additional tax liability on these uncertain tax positions.

Key Components of Our Statement of Comprehensive Income

Our statement of comprehensive income comprises the following line items:

Sales

We generate sales from our semiconductor assembly and test operations. We generally recognize sales when we complete the assembly and test services provided to our customers.

The table below shows, for the periods indicated, the amount and percentage of our sales attributable to each of our assembly services and test services:

Services	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of sales	Amount	Percentage of sales	Amount	Percentage of sales
	(in $ millions, except percentages)
Assembly	636.7	68.5%	501.5	67.0%	568.3	66.1%
Test	293.4	31.5%	246.9	33.0%	292.0	33.9%

Total	930.1	100.0%	748.4	100.0%	860.3	100.0%

The following tables set forth our composition of sales by categories of semiconductor as a percentage of sales, which has been prepared based on our management’s determination of the dominant product categories that are served by our customers:

Product category	Year Ended December 31,
	2012		2013		2014
	Amount	Percentage of sales	Amount	Percentage of sales	Amount	Percentage of sales
	(in $ millions, except percentages)
Analog	337.4	36.3%	283.7	37.9%	306.8	35.7%
Mixed-signal and logic	420.6	45.2%	349.6	46.7%	391.8	45.5%
Memory	172.1	18.5%	115.1	15.4%	95.3	11.1%
Others(1)	—	—	—	—	66.4	7.7%

Total	930.1	100.0%	748.4	100.0%	860.3	100.0%

Note:

(1)	Others include optical and other discrete devices.

	Year Ended December 31, 2014
Product category and services	Amount	Percentage of sales
	(in $ millions, except percentages)
Assembly:
Analog	271.8	47.8%
Mixed-signal and logic	209.0	36.8%
Memory	43.0	7.6%
Others	44.5	7.8%

Total	568.3	100.0%

Test:
Analog	35.0	12.0%
Mixed-signal and logic	182.8	62.6%
Memory	52.3	17.9%
Others	21.9	7.5%

Total	292.0	100.0%

End-markets
Communications	341.5	39.7%
Computing	162.6	18.9%
Consumer	135.1	15.7%
Automotive	77.4	9.0%
Industrial, medical and others	143.7	16.7%

Total	860.3	100.0%

Except for the memory product category, sales in all our product categories increased in 2014 compared to 2013 as a result of the seven months’ sales contribution from the three semiconductor facilities that we acquired from Panasonic on June 2, 2014. Our analog and mixed-signal and logic sales increased in 2014 from 2013 as we gained market share and business with our customers particularly in the second half of 2014. Sales from our memory product category declined to $95.3 million in 2014 from $115.1 million in 2013 due to the continued reduced demand from Nanya, which was a key customer in our memory business and in 2013 changed its strategy and insourced more of its assembly and test requirements. In connection with the continued reduced demand, we sold some memory equipment in 2014. The “others” product category primarily comprises optical devices and other discrete semiconductor devices which are attributable to the business of the three semiconductor assembly and test facilities we acquired from Panasonic on June 2, 2014.

Sales in all our product categories declined in 2013 compared to 2012 as a result of weakness in demand in our memory business as Nanya, which is one of our key memory customers, changed its strategy and insourced more of its assembly and test requirements, loss in our share of wallet with respect to some customers in our analog assembly business, customers ceasing to use our assembly and test services for certain products that we no longer service in Singapore and closure of our facility at Chengdu (which was focused on assembly services).

We have a diversified customer base on the basis of geographical distribution. We account for geographical distribution of our sales based on the countries in which our customers are headquartered, which we classify into four regions: United States, Japan, Asia (excluding Japan) and Europe. The table below sets forth the geographic distribution of our sales:

	Year Ended December 31,
	2012		2013		2014
Geography	Amount	Percentage of sales	Amount	Percentage of sales	Amount	Percentage of sales
	(in $ millions, except percentages)
United States	546.5	58.8%	475.9	63.6%	484.6	56.3%
Japan	30.4	3.3%	25.8	3.4%	151.2	17.6%
Asia (excluding Japan)	254.6	27.4%	171.8	23.0%	148.9	17.3%
Europe	92.2	9.9%	71.3	9.5%	72.8	8.5%
Others	6.5	0.7%	3.6	0.5%	2.7	0.3%

Total	930.1	100.0%	748.4	100.0%	860.3	100.0%

Sales from our customers headquartered in Asia (excluding Japan) decreased in 2014 compared to 2013, due to the weakness in demand in our memory business and the discontinuation of our operations at Chengdu (which was focused on assembly services). Sales from our customers headquartered in Japan increased in 2014, as the three semiconductor assembly and test facilities we acquired from Panasonic on June 2, 2014 continue to provide services to Panasonic which is headquartered in Japan.

Sales in all of our geographies generally decreased in 2013 compared to 2012 due to weakness in demand in our memory business, loss in our share of wallet with respect to some customers in our analog assembly business, customers ceasing to use our assembly and test services for certain products that we no longer service in Singapore, weakness in demand from certain of our cell phone component suppliers in China and closure of our facility at Chengdu. In particular, we had lower sales from our customers headquartered in Asia (excluding Japan) in 2013 compared to 2012, primarily due to a decrease in sales from our memory product category as Nanya, which is one of our key memory customers, changed its strategy and insourced more of its assembly and test requirements.

Cost of Sales

Our cost of sales consists principally of the following:

•	direct materials and direct labor, which vary in line with the level of our sales;

•

indirect labor, indirect materials (being ancillary materials and other supplies used in the assembly and test process), utilities, equipment maintenance, operating supplies and tooling, which vary in part with the level of our sales; and

•

depreciation and general expenses incurred in maintaining our facilities, which are generally fixed and do not vary in line with our sales. Our depreciation expenses vary in line with the level of our capital expenditure, sales of equipment that has not been fully depreciated and the remaining useful life of the equipment. In 2014, our depreciation expense remained similar to the levels for 2013 as a result of the seven months’ depreciation expense attributable to the three semiconductor facilities that we acquired from Panasonic on June 2, 2014, being partially offset by our sale of certain equipment and other equipment having been fully depreciated in the same year.

In most cases, the cost of the silicon die for our assembly services, typically the most costly component of the assembly services, is not reflected in our cost of sales because it is supplied by our customers on a consignment basis.

Our cost of sales for our assembly services is generally higher than that for our test services due to more materials being required for our assembly operations, while the depreciation expenses for our test services is generally higher than that for our assembly services due to higher capital expenditure on test equipment for our test operations. Our analog and mixed-signal and logic assembly operations generally have higher materials costs compared to our memory assembly operations.

In 2013 and 2014, we were also able to reduce our cost of sales as a result of our cost reduction initiatives which began in 2012. These cost reduction initiatives resulted in:

•	the adoption of annual cost reduction targets;

•	a decision to phase out low margin products from our Singapore facility to our Dongguan facility in 2012;

•	the closure of our facility in Chengdu (which was focused on assembly services) in 2012 due to under-utilization of the facility; and

•	the sale of one of our Singapore facilities in 2014 as we consolidated our Singapore operations into one facility.

These cost reduction initiatives enabled us to partially offset some of the decrease in our gross profit and gross profit margin in 2013 compared to 2012.

Other Income

Other income primarily consists of sales of scrap, service tooling (which relates to the design and building of lead-frames), interest income and rental income.

Other (Losses)/Gains – Net

Other (losses)/gains – net primarily consists of:

•

certain non-recurring items such as (i) gain on bargain purchase from our acquisition of the three semiconductor assembly and test facilities from Panasonic (which is explained above under “ – Critical Accounting Policies – Gain on bargain purchase from business combination,”) (ii) gain on extinguishment of our previous second priority term loans upon the issuance of our $502.3 million in aggregate principal amount of senior secured notes in September 2013, and (iii) write back of unclaimed monies from the previous shareholder of USG1; and

•

net gain on disposal of property, plant and equipment, which are not part of our sales, and currency translation losses or gains – net, which are a result of (i) the translation of foreign exchange gains and losses arising from our transactions in foreign currencies, and (ii) gains or losses from translations of our non-U.S. dollar denominated monetary assets and liabilities as at the end of the year.

Expenses

Our expenses include selling, general and administrative expenses, research and development expenses, finance expenses and other expenses. The table below shows the amount and percentage of each expense component to our sales, and our expenses, for the years ended December 31, 2012, 2013 and 2014:

	Year Ended December 31,
	2012			2013			2014
Expenses	Amount	Percentage of sales	Percentage of expenses	Amount	Percentage of sales	Percentage of expenses	Amount	Percentage of sales	Percentage of expenses
	(in $ millions, except percentages)
Selling, general and administrative	63.9	6.9%	36.6%	57.7	7.7%	27.9%	83.9	9.8%	35.7%
Research and development	18.8	2.0%	10.8%	12.3	1.6%	5.9%	12.5	1.5%	5.3%
Finance	79.6	8.6%	45.6%	120.7	16.1%	58.3%	125.2	14.6%	53.2%
Others	12.2	1.3%	7.0%	16.4	2.2%	7.9%	13.5	1.6%	5.7%

Total	174.5	18.8%	100.0%	207.0	27.7%	100.0%	235.1	27.5%	100.0%

Selling, general and administrative expenses primarily include salary, remuneration and other personnel related expenses for sales and marketing staff, administrative staff and directors, overheads such as freight and shipping, recruitment and training expenses, and depreciation expense.

Our research and development expenses are primarily associated with the development of advanced packages and assembly techniques to meet the individual needs of our customers and the development of high speed test capability, software and processes to enhance test accuracy and efficiency and to shorten test time of semiconductors. Our research and development expenses also include the compensation costs of our research and development personnel, depreciation of equipment and amortization of intangible assets, such as software. Our other intangible assets, including patents and licenses, customer relationships and favorable leasehold interest, are also amortized.

Finance expenses consist mainly of interest expense on borrowings related to the indebtedness under the indenture, previous senior term loan facilities and previous second priority term loans (that we obtained in connection with our acquisition of USG1), finance leases and imputed interest on the consideration payable to Panasonic in installments in connection with the acquisition of the three semiconductor assembly and test facilities from Panasonic.

Other expenses consist primarily of impairment loss of property, plant and equipment, and professional, legal and consultancy fees in relation to acquisitions and restructuring activities.

Share of Loss of Associated Company

Share of loss of associated company constitutes profits and losses from our 19.9% interest in Nepes Pte. Ltd. We have disposed of our interest in Nepes Pte. Ltd. in May 2014.

Income Tax Expense

Our income tax expense reflects the income tax expenses at the statutory rate in various applicable jurisdictions after taking into consideration, among others, any non-deductible expenses, tax incentives, and utilization of previously unrecognized investment allowances in each applicable jurisdiction. For further details of our policies on income taxes, refer to Note 2.21 to our consolidated financial statements included elsewhere in this prospectus.

Non-controlling Interests

Non-controlling interests are the part of the net results of operations and net assets of our subsidiaries, not attributable to interests owned directly or indirectly by our company.

Results of Operations

	Year Ended December 31,
	2012		2013		2014
	(in $ millions, except percentages)
	Amount	Percentage of Sales	Amount	Percentage of Sales	Amount	Percentage of Sales
Sales	930.1	100.0%	748.4	100.0%	860.3	100.0%
Cost of sales	(795.2)	(85.5%)	(650.7)	(86.9%)	(702.1)	(81.6%)
Gross profit	134.9	14.5%	97.7	13.1%	158.1	18.4%
Other income	8.5	0.9%	7.7	1.0%	8.5	1.0%
Other (losses)/gains – net	(1.3)	(0.1)%	29.6	4.0%	77.9	9.1%
Expenses:
Selling, general and administrative	(63.9)	(6.9%)	(57.7)	(7.7%)	(83.9)	(9.8%)
Research and development	(18.8)	(2.0%)	(12.3)	(1.6%)	(12.5)	(1.5%)
Finance	(79.6)	(8.6%)	(120.7)	(16.1%)	(125.2)	(14.6%)
Others	(12.2)	(1.3%)	(16.4)	(2.2%)	(13.5)	(1.6%)
Share of profit/(loss) of associated company	0.7	0.1%	(4.5)	(0.6%)	—	—
(Loss)/profit before tax	(31.7)	(3.4%)	(76.5)	(10.2%)	9.4	1.1%
Income tax expense	(13.7)	(1.5%)	(2.5)	(0.3%)	(12.8)	(1.5%)
Loss after tax	(45.4)	(4.9%)	(78.9)	(10.5%)	(3.4)	(0.4%)
Non-controlling interests	1.7	0.2%	1.3	0.2%	1.6	0.2%
Loss after non-controlling interest	(47.1)	(5.1%)	(80.3)	(10.7%)	(5.0)	(0.6%)

Year Ended December 31, 2014 Compared to Year Ended December 31, 2013

Sales.    Sales increased 15.0% to $860.3 million in 2014 from $748.4 million in 2013. This was primarily due to (i) seven months of sales contribution from the three semiconductor facilities that we acquired from Panasonic on June 2, 2014, and (ii) an increase in sales from our analog product category.

Our assembly services sales increased 13.3% to $568.3 million in 2014 from $501.5 million in 2013, and our test services sales increased 18.3% to $292.0 million in 2014 from $246.9 million in 2013 in each case primarily due to seven months of sales contribution from the three semiconductor facilities that we acquired from Panasonic on June 2, 2014.

Excluding the seven months’ sales contribution from the three semiconductor facilities that we acquired from Panasonic on June 2, 2014:

•

our sales decreased 1.9% to $734.1 million in 2014 from $748.4 million in 2013. This decrease in sales primarily resulted from the decrease in sales from our memory product category as Nanya, which was one of our key memory customers, changed its strategy and insourced more of its assembly and test requirements, which was partially mitigated by the increase in sales for our analog product category. SanDisk and FATC have become two key customers of our memory business.

•

our sales increased 9.6% to $388.7 million in the second half of 2014 compared to $354.6 million in the second half of 2013 primarily due to increased orders from our existing customers and experienced a recovery in demand for our services driven by analog products and wafer level chip scale packages.

Cost of sales.    Cost of sales increased 7.9% to $702.1 million in 2014 from $650.7 million in 2013. The increase in cost of sales was principally due to (i) increase in sales from our assembly services and to a lesser extent, sales from our test services, and (ii) cost of sales attributable to the semiconductor facilities that we acquired from Panasonic.

Cost of sales for our assembly services increased 7.9% to $480.2 million in 2014 from $445.1 million in 2013, and cost of sales for our test services increased 8.0% to $221.9 million in 2014 from $205.5 million in 2013. These increases were primarily due to the three semiconductor facilities that we acquired from Panasonic on June 2, 2014.

Our cost of sales as a percentage of sales decreased to 81.6% in 2014 compared to 86.9% in 2013 primarily due to:

•

the cost of sales attributable to the three semiconductor facilities that we acquired from Panasonic as a proportion of sales from such facilities, being proportionally lower compared to the cost of sales as a proportion of sales from our other facilities;

•	lower material costs as a result of test services representing a higher proportion of our sales in 2014, compared to 2013; and

•	our cost reduction initiatives described under “– Key Components of Our Statement of Comprehensive Income – Cost of Sales.”

Excluding the seven months’ cost of sales contribution from the three semiconductor facilities that we acquired from Panasonic on June 2, 2014 (i) our cost of sales decreased 5.9% to $612.2 million in 2014 from $650.7 million in 2013, and (ii) our cost of sales as a percentage of sales decreased to 83.4% in 2014 compared to 86.9% in 2013.

Gross profit.    Gross profit increased 61.8% to $158.1 million in 2014 from $97.7 million in 2013.

Gross profit as a percentage of sales, or gross profit margin, was 18.4% in 2014 compared to 13.1% in 2013 primarily due to:

•	the gross profit margin of 28.7% attributable to the three semiconductor facilities we acquired from Panasonic (which was higher than our consolidated gross profit margin); and

•

the improved gross profit margin of 16.6% attributable to Global A&T Electronics and its subsidiaries primarily due to cost savings realized from our cost reduction initiatives and lower depreciation expense.

Excluding the results of operations attributable to the three semiconductor facilities that we acquired from Panasonic on June 2, 2014, our gross profit and gross profit margin increased to $121.9 million and 16.6%, respectively, in 2014 from $97.7 million and 13.1% in 2013.

We achieved increasing gross profit margins over the four fiscal quarters of 2014. Gross profit margin was 20.5% in the last quarter of 2014 compared to 12.0% in the last quarter of 2013 as a result of the increase in our sales and improvement in the utilization of our equipment, cost savings realized from our cost reduction initiatives, lower depreciation expense and the higher gross profit margin attributable to the three semiconductor facilities that we acquired from Panasonic. For the same reasons, our adjusted EBITDA increased to $74.4 million in the last quarter of 2014 from $49.8 million in the last quarter of 2013.

Gross profit for our assembly services increased 56.5% to $88.1 million in 2014 from $56.3 million in 2013, and gross profit margin for our assembly services was 15.5% in 2014 compared to 11.2% in 2013. This increase was primarily due to (i) the gross profit of $25.4 million and gross profit margin of 30.1% (which was higher than our consolidated gross profit margin) for assembly services attributable to the three semiconductor facilities we acquired from Panasonic on June 2, 2014, and (ii) lower material costs.

Gross profit for our test services increased 69.3% to $70.1 million in 2014 from $41.4 million in 2013, and our gross profit margin for our test services was 24.0% in 2014 compared to 16.8% in 2013. This increase was primarily due to (i) the gross profit of $10.8 million and gross profit margin of 25.9% (which was higher than our consolidated gross profit margin) for test services attributable to the three semiconductor facilities we acquired from Panasonic on June 2, 2014, (ii) lower depreciation expenses from Global A&T Electronics and its subsidiaries compared to 2013, resulting from fully depreciated assets and impairment of excess assets, and (iii) consolidation of our Singapore operations into one facility.

Other income.    Other income in 2014 increased 10.4% to $8.5 million compared to $7.7 million in 2013. This increase was primarily attributable to a 24.2% increase in sales of scrap to $4.1 million in 2014 from sales of scrap of $3.3 million in 2013.

Other (losses)/gains – net.    Other (losses)/gains-net in 2014 increased to $77.9 million compared to $29.6 million in 2013 primarily due to:

•

a one-time gain of $41.4 million as the total consideration payable for the three semiconductor facilities we acquired from Panasonic was less than the fair value of the net assets of such facilities; and

•

an increase in the net gain on disposal of property, plant and equipment to $37.8 million in connection with the sale of one of our facilities in Singapore and sales of under-utilized memory equipment in 2014 from $2.6 million in 2013 in connection with the closure and sale of our facility in Chengdu (which was focused on assembly services).

Other (losses)/gains-net in 2013 included $21.1 million in connection with a gain due to the extinguishment of our previous second priority term loans in exchange for the issuance of $502.3 million in aggregate principal amount of senior secured notes on September 30, 2013.

Selling, general and administrative expenses.    Selling, general and administrative expenses increased 45.4% to $83.9 million in 2014 from $57.7 million in 2013 principally due to our acquisition of three semiconductor facilities from Panasonic on June 2, 2014, higher legal expenses, higher indirect labor cost due to variable staff compensation and new hires in our sales and marketing departments. For these reasons, selling, general and administrative expenses as a percentage of sales increased to 9.8% in 2014 compared to 7.7% in 2013.

Research and development expenses.    Research and development expenses increased 1.6% to $12.5 million in 2014 from $12.3 million in 2013.

Finance expenses.    Finance expenses increased 3.7% to $125.2 million from $120.7 million in 2013 primarily due to the fees payable under the guarantee facility we obtained in connection with the acquisition of the semiconductor facilities that we acquired from Panasonic and the imputed interest of $2.5 million on the installment payments payable to Panasonic in connection with the acquisition.

Other expenses.    Other expenses decreased 17.7% to $13.5 million in 2014 from $16.4 million in 2013 primarily due to lower severance expenses incurred in 2014 in connection with the reduction of headcount at UTC as part of our cost reduction initiative, which was partially offset by an impairment of $8.2 million for obsolete equipment in 2014.

Profit before tax.    Our profit before tax was $9.4 million in 2014 compared to loss before tax of $76.5 million in 2013.

Income tax expense.    Our income tax expense was $12.8 million in 2014 compared to $2.5 million in 2013 primarily due to increased profits at UTL and the capital gains tax on the equipment sales by UTC in 2014.

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

Sales.    Sales decreased 19.5% to $748.4 million in 2013 from $930.1 million in 2012. This was primarily due to (i) reduced demand for our assembly and test services from Nanya, which was a key customer in our memory product category that changed its strategy and insourced more of its assembly and test requirements, (ii) loss of our share of analog assembly business outsourced by our customers in our analog assembly business in the second half of 2013, which has since recovered in 2014, (iii) customers ceasing to use our assembly and test services following our decision to cease providing services for low margin assembly products from our Singapore facility, (iv) weakness in demand from certain of our cell phone component customers in China and (v) the closure of our facility at Chengdu (which was focused on assembly services) due to under-utilization.

These factors resulted in:

•	our assembly services sales decreasing 21.2% to $501.5 million in 2013 from $636.7 million in 2012;

•	our test services sales decreasing 15.8% to $246.9 million in 2013 from $293.4 million in 2012; and

•	decreasing sales from our assembly and test services through 2013, from $201.0 million in the first quarter of 2013 to $172.9 million in the last quarter of 2013.

Cost of sales.    Cost of sales decreased 18.2% to $650.7 million in 2013 from $795.2 million in 2012. The decrease in cost of sales was primarily due to lower materials costs on account of lower assembly sales and cost savings achieved as a result of our cost reduction initiatives in 2012 described under “– Key Components of Our Statement of Comprehensive Income – Cost of Sales.” Our cost of sales as a percentage of sales increased to 86.9% in 2013 compared to 85.5% in 2012 due to a relatively larger decline in sales compared to the decline in our cost of sales. Our depreciation expenses decreased in 2013 compared to 2012 as a result of decreasing capital expenditure.

Cost of sales for our assembly services decreased 19.0% to $445.1 million in 2013 from $549.6 million in 2012, and cost of sales for our test services decreased 16.4% to $205.5 million in 2013 from $245.7 million in 2012. These decreases were primarily due to lower sales in 2013.

Gross profit.    Gross profit decreased 27.6% to $97.7 million in 2013 from $134.9 million in 2012. Gross profit margin was 13.1% in 2013 compared to 14.5% in 2012. The decrease in our gross profit margin was primarily due to a decline in test sales and to a lesser extent, a decline in assembly sales. The decrease in our gross profit margin would have been greater if not for our cost reduction initiatives described under “– Key Components of Our Statement of Comprehensive Income – Cost of Sales.”

Gross profit for our assembly services decreased 35.4% to $56.3 million in 2013 from $87.2 million in 2012, and gross profit for our test services decreased 13.2% to $41.4 million in 2013 from $47.7 million in 2012. These decreases were primarily due to lower sales in 2013. For the same reasons, gross profit margin for our assembly services was 11.2% in 2013 compared to 13.7% in 2012. Our gross profit margin for our test services was 16.8% in 2013 compared to 16.3% in 2012 primarily due to the cost reduction initiatives referred to above which had a greater effect on our test services compared to our assembly services.

Other income.    Other income in 2013 decreased 9.4% to $7.7 million compared to $8.5 million in 2012 primarily due to the decrease in rental income, sales of scrap and interest income in 2013 compared to 2012, which was offset by an increase in other miscellaneous income in 2013 compared to 2012.

Other (losses)/gains – net.    Other gains-net in 2013 was $29.6 million compared to other losses-net of $1.3 million in 2012, and consisted primarily of:

•

a gain of $21.1 million due to the extinguishment of the second priority term loans in exchange for the issuance of $502.3 million in aggregate principal amount of senior secured notes on September 30, 2013;

•	the write back of unclaimed monies (being the acquisition consideration payable by Global A&T Electronics in its acquisition of USG1) by the previous shareholders of USG1 of $4.8 million; and

•	a net gain on the disposal of property, plant and equipment of $2.6 million in connection with the closure and sale of our facility at Chengdu.

Selling, general and administrative expenses.    Selling, general and administrative expenses decreased 9.7% to $57.7 million in 2013 from $63.9 million in 2012 principally due to lower sales and the reduction in the number of our employees as part of our restructuring of our support operations. Selling, general and administrative expenses as a percentage of sales increased to 7.7% in 2013 compared to 6.9% in 2012 due to lower sales.

Research and development expenses.    Research and development expenses decreased 34.6% to $12.3 million in 2013 from $18.8 million in 2012 primarily due to the cost reduction initiatives referred to above.

Finance expenses.    Finance expenses were $120.7 million in 2013 compared to $79.6 million in 2012. Our finance expenses increased in 2013 compared to 2012 due to the senior secured notes, which have higher interest expenses than the debt which was refinanced and/or extinguished.

Other expenses.    Other expenses were $16.4 million in 2013 compared to $12.2 million in 2012. This increase was primarily due to the cost reduction initiatives referred to above.

Share of loss of associated company.    In 2013, our share of loss of associated company was $4.5 million, compared to our share of profit of associated company of $0.7 million in 2012, as Nepes Pte. Ltd. was loss-making in 2013.

Loss before tax.    Our loss before tax was $76.5 million in 2013 compared to loss before tax of $31.7 million in 2012.

Income tax expense.    Our consolidated income tax expense was $2.5 million in 2013 compared to income tax expense of $13.7 million in 2012 primarily as a result of lower taxable profits.

Unaudited Quarterly Financial Information

The table below presents selected unaudited historical results of operations for the eight fiscal quarters ended December 31, 2014. This information should be read in conjunction with our audited financial statements and related notes included elsewhere in this prospectus. The unaudited results of operations have been derived from our financial statements not included in this prospectus. Our results of operations have varied and may continue to vary significantly from quarter to quarter and are not necessarily indicative of the results of any future periods.

	2013				2014
	Mar	Jun	Sep	Dec	Mar	Jun	Sep	Dec
	(in $ millions, except percentages)
Sales	201.0	192.8	181.6	172.9	160.7	203.4	256.6	239.5
Gross profit	28.4	23.2	25.5	20.7	20.0	34.6	54.4	49.1
Gross profit margin	14.1%	12.0%	14.0%	12.0%	12.4%	17.0%	21.2%	20.5%
(Loss)/profit before tax	(20.5)	(25.0)	(3.5)	(27.5)	(30.0)	23.7	21.2	(5.5)
Adjusted EBITDA	55.6	49.2	52.2	49.8	44.9	53.3	79.8	74.4
Adjusted EBITDA margin	27.7%	25.5%	28.7%	28.8%	27.9%	26.2%	31.1%	31.1%

Sales by product category
Analog	74.4	70.6	70.9	67.9	66.3	75.3	87.0	78.2
Mixed-signal and logic	91.3	89.1	84.9	84.2	74.4	92.1	115.1	110.3
Memory	35.2	33.1	25.9	20.9	20.0	25.9	25.4	23.9
Others	—	—	—	—	—	10.1	29.2	27.1
Total	201.0	192.8	181.6	172.9	160.7	203.4	256.6	239.5

Sales by product category (in percentages)
Analog	37.0%	36.6%	39.0%	39.3%	41.3%	37.0%	33.9%	32.7%
Mixed-signal and logic	45.4%	46.2%	46.7%	48.7%	46.3%	45.3%	44.8%	46.0%
Memory	17.5%	17.2%	14.3%	12.1%	12.4%	12.7%	9.9%	10.0%
Others	—	—	—	—	—	5.0%	11.4%	11.3%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Sales by service type
Assembly	138.2	128.4	121.0	113.9	106.4	135.2	171.1	155.6
Test	62.8	64.4	60.7	59.1	54.3	68.2	85.6	83.9
Total	201.0	192.8	181.6	172.9	160.7	203.4	256.6	239.5

Sales by service (in percentages)
Assembly	68.8%	66.6%	66.6%	65.8%	66.2%	66.5%	66.7%	65.0%
Test	31.2%	33.4%	33.4%	34.2%	33.8%	33.5%	33.3%	35.0%
Total	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%	100.0%

Liquidity and Capital Resources

Our operations are capital intensive. We have funded our operations and growth primarily through a mixture of short and long-term loans and cash flows from operations. As of December 31, 2014, our primary sources of liquidity included cash and cash equivalents (excluding restricted cash) of $293.0 million and our undrawn credit facilities under our senior revolving credit facility of $125.0 million, other undrawn facilities of $11.4 million and unutilized bank guarantee facilities of $1.9 million. As of the date of this prospectus, our senior revolving credit facility remains undrawn.

We believe that after taking into account the expected cash to be generated from operations, existing credit facilities and cash on hand, we have sufficient liquidity for our present and anticipated working capital needs, our debt service obligations, and other cash requirements, for at least the next 12 months. Our ability to continue to fund these items may be affected by general economic, competitive, and other factors, many of which are outside of our control. If our future cash flows from operations and other capital resources are insufficient to fund our liquidity needs, we may be forced to reduce or delay our capital expenditures, sell assets, obtain additional debt or equity capital, or refinance all or a portion of our debt.

The following table sets forth our consolidated cash flows with respect to operating activities, investing activities and financing activities for the periods indicated.

	Year Ended December 31,
	2012	2013	2014
	(in $ millions)
Net cash provided by operating activities	219.7	184.1	224.4
Net cash used in investing activities	(93.1)	(33.6)	(32.6)
Net cash used in financing activities	(194.7)	(133.9)	(116.6)
Net (decrease)/increase in cash and cash equivalents	(68.1)	16.6	75.2
Cash and cash equivalents at beginning of financial year	269.3	201.2	217.8

Cash and cash equivalents at end of financial year	201.2	217.8 (1)	293.0 (1)

Note:

(1)	The differences in the figures between cash and bank deposits and the cash and cash equivalents at the end of financial year are due to cash subject to restrictions.

Cash Flows from Operating Activities

We generated $224.4 million in net cash from our operating activities for the year ended December 31, 2014, an increase from $184.1 million for the year ended December 31, 2013. Our cash flows generated from operating activities are calculated by adjusting our loss after tax of $3.4 million by (i) non-cash and other items, such as $149.9 million of depreciation of property, plant and equipment, $125.2 million in finance expense, $41.4 million of gain on bargain purchase from our acquisition of the three semiconductor assembly and test facilities from Panasonic, $37.8 million of gain on disposal of property, plant and equipment, $16.6 million of amortization of intangible assets, $12.8 million in income tax expense and $8.2 million of impairment of property, plant and equipment, and (ii) changes in working capital described below.

Working capital sources of cash in 2014 primarily included an increase in cash of $29.6 million resulting from an increase in trade and other payables and a $2.7 million increase in cash resulting from a decrease in deposits which was offset by an increase in prepayments (such deposits and prepayments described under “other assets” in our consolidated financial statements included elsewhere in this prospectus), which was partially offset by a $21.8 million decrease in cash due to an increase in trade and other receivables and a $6.8 million decrease in cash resulting from an increase in inventories. These increases and decreases in cash flows were primarily due to the working capital sources and uses of cash attributable to the three semiconductor facilities that we acquired from Panasonic in 2014, which was also the primary cause of our increased trade and other payables and trade and other receivables. In 2014, we made cash payments of $10.4 million in respect of income tax expenses.

We generated $184.1 million in net cash from our operating activities for the year ended December 31, 2013, a decrease from $219.7 million for the year ended December 31, 2012. Our cash flows generated by operating activities for the year ended December 31, 2013 is calculated by adjusting our loss after tax of $78.9 million by (i) non-cash and other items such as $151.7 million of depreciation of property, plant and equipment, $120.7 million in finance expense, $21.1 million of gain on extinguishment of our previous second priority term loans upon the issuance of our $502.3 million in aggregate principal amount of senior secured notes in September 2013, $16.4 million of amortization of intangible assets and $2.5 million in income tax expense, and (ii) changes in working capital described below.

Working capital sources of cash in 2013 primarily included a $31.6 million increase in cash resulting from a decrease in trade and other receivables and a $10.0 million increase in cash resulting from a decrease in inventories, which was partially offset by the working capital use of cash of $27.1 million resulting from an decrease in trade and other payables. In 2013, we made cash payments of $16.8 million in respect of income tax expenses. Our trade and other receivables and inventories decreased in 2013 compared to 2012 due to lower sales. Our trade and other payables increased in 2013 compared to 2012 due to the higher accrued interest payable on our senior secured notes which were issued to refinance the previous senior term loan obtained in connection with our acquisition of USG1. This increase was partially offset by decreases in trade payables to non-related parties and accruals for operating expenses due to lower sales.

We generated $219.7 million in net cash from our operating activities for the year ended December 31, 2012. Our cash flows generated by operating activities for the year ended December 31, 2012 is calculated by adjusting our loss after tax of $45.4 million by (i) non-cash and other items such as $162.9 million of depreciation of property, plant and equipment, $79.6 million in finance expense, $16.7 million of amortization of intangible assets and $13.7 million in income tax expense, and (ii) changes in working capital described below.

Working capital sources of cash in 2012 primarily included a $13.6 million increase in cash resulting from a decrease in inventories and a $10.1 million increase in cash resulting from a decrease in trade and other receivables, which were partially offset by the working capital use of cash resulting from a $11.6 million decrease in trade and other payables and a $6.9 million decrease in cash resulting from an increase in prepayments and deposits (such prepayments and deposits are described under “other assets” in our consolidated financial statements included elsewhere in this prospectus). Our trade and other receivables, trade and other payables and inventories decreased in 2012 compared to 2011 due to lower sales. In 2012, we made cash payments of $17.8 million in respect of income tax expenses.

Cash Flows from Investing Activities

The primary uses of cash in, and the cash provided by, our investing activities for the years ended December 31, 2012, 2013 and 2014 primarily related to our purchases and disposals of property, plant and equipment in connection with our operations.

Net cash used in investing activities was $32.6 million during the year ended December 31, 2014. Cash flows from investing activities consisted primarily of $121.8 million used for the purchases of property, plant and equipment for our mixed-signal and logic assembly and test operations and $8.1 million placed in short-term deposits as restricted cash pursuant to the terms of our guarantee facility, which was partially offset by proceeds of $72.0 million from the disposal of certain of our property, plant and equipment and one of our facilities in Singapore as part of our cost reduction initiatives, and $24.1 million of net cash inflows from the three semiconductor facilities we acquired from Panasonic.

Net cash used in investing activities was $33.6 million during the year ended December 31, 2013. Cash flows from investing activities consisted primarily of $50.3 million used for the purchases of property, plant and equipment for our expansion in our wafer level chip scale package and our mixed-signal and logic testing operations, and $2.2 million to redeem the equity interest in our Chengdu subsidiary, which was partially offset by proceeds of $18.1 million from the disposal of certain equipment and the facilities and property of our Chengdu subsidiary.

Net cash used in investing activities was $93.1 million during the year ended December 31, 2012. Cash flows from investing activities consisted primarily of $99.6 million used for the purchases of property, plant and equipment for our analog assembly, memory testing and our mixed-signal and logic assembly and testing operations, which was partially offset by proceeds of $5.1 million from the disposal of certain equipment.

Cash Flows from Financing Activities

The primary uses of cash in, and the cash provided by, our financing activities for the years ended December 31, 2012, 2013 and 2014 primarily relate to proceeds from the issuance of our senior secured notes and payment of financing fees related to such notes repayment of, and interest payments on, our borrowings.

Net cash used in financing activities was $116.6 million during the year ended December 31, 2014. Cash flows from financing activities principally consist of $110.4 million in interest payments.

Net cash used in financing activities was $133.9 million during the year ended December 31, 2013. Cash flows from financing activities principally included $607.5 million from proceeds of the issuance of our senior secured notes in February 2013 which was used to repay the previous senior term loan obtained in connection with our acquisition of USG1, $32.0 million in payment of financing fees in connection with the issuance of our senior secured notes, and $70.6 million in interest payment on our senior secured notes.

Net cash used in financing activities was $194.7 million during the year ended December 31, 2012. Cash flows from financing activities principally included $117.2 million in repayment of borrowings on our previous senior term loan and $73.7 million in interest payment.

Capital Expenditures

Capital expenditures represent purchases of property, plant and equipment, including, among other things, testers and wire bonders in any given period, excluding those we acquired through a business combination.

The expansion of our capacity through our capital expenditures from 2012 to 2014 allowed us to obtain new equipment and/or upgrade our existing equipment.

In 2014 and 2013, our cash capital expenditure was $121.8 million and $50.3 million, respectively, and related mainly to our mixed-signal and logic assembly and test equipment (including wafer level chip scale package assembly equipment). In 2014, assembly, test and other equipment accounted for 24.5%, 65.5% and 10.0% of our total capital expenditure. The following tables sets out the allocation of our capital expenditure in 2014 by types of equipment purchased.

	Year Ended December 31, 2014
	Amount	Percentage
	(in $ millions, except percentages)
Types of equipment
Mixed-signal and logic(1)	103.3	84.8%
Analog	6.5	5.3%
Memory	0.5	0.4%
Infrastructure(2)	11.5	9.5%

Total	121.8	100.0%

Notes:

(1)

Our mixed-signal equipment capital expenditure consists primarily of $53.3 million for mixed-signal and logic testers, $37.6 million for wafer level chip scale equipment and $12.1 million for flip-chip equipment.

(2)	Costs related to (i) the consolidation of our Singapore operations and (ii) our information technology systems.

We increased our capital expenditure in 2014 from 2013 as we expected to achieve an increase in sales (and after taking into account the lead time required for our suppliers to deliver equipment to us), and we reduced our capital expenditure in 2013 compared to 2012 as we rationalized our capital expenditure as a result of our lower sales in that year.

In 2012, our cash capital expenditure was $99.6 million and related mainly to expansion in our analog assembly capacity, memory product testing capacity and our mixed-signal and logic assembly and testing capacity.

As of December 31, 2014, we have committed to acquire approximately $57.0 million of assembly and test equipment, of which approximately $39.2 million of equipment has been delivered. Subject to market conditions and our financial performance for 2015, we currently expect our cash capital expenditure for 2015 to be in line with our capital expenditures in 2014 and will be focused on broadening our capabilities at our facilities, such as mixed-signal and logic testing in Taiwan and our analog capacity in Thailand. We plan our capital expenditure based on expected sales and seek to invest only when we believe there are opportunities to generate certain expected returns on investment.

We expect to fund our budgeted capital expenditure through existing cash and cash generated from operations. We periodically review our budgeted capital expenditure during the year. We may adjust our capital expenditures based on market conditions, the progress of our expansion plans and cash flow from operations.

Turnover Days/Credit Policy

The following table shows the turnover days for inventory, debtors and creditors for the years ended December 31, 2012, 2013 and 2014.

	Year Ended December 31,
	2012	2013	2014
Inventory turnover days(1)	63	68	69
Trade receivable turnover days(2)	53	56	47
Trade payable turnover days(3)	79	76	63

Notes:

(1)

Inventory turnover days are calculated using the following formula: average of the beginning and ending inventory balance of the financial year multiplied by 365 days divided by costs of inventories, which consists of direct materials, indirect materials and work-in-progress changes recognized as expense.

(2)	Trade receivable turnover days are calculated using the following formula: average of the beginning and ending trade receivable balance of the financial year multiplied by 365 days divided by sales.

(3)

Trade payable turnover days are calculated using the following formula: average of the beginning and ending trade payable and related accruals balance of the financial year multiplied by 365 days divided by total purchases arising from the acquisition of property, plant and equipment, incurrence of cost of sales, selling, general and administrative expenses and research and development expenses, excluding labor cost, depreciation and amortization expenses, movement in inventory and employee compensation expenses.

We continue to work on minimizing our inventory levels without compromising our commitments to our customers by managing orders on a back-to-back basis and using an enterprise resource planning software across our group to help us improve our visibility of inventory levels and inventory needs for production. In most cases, silicon die which are supplied to us by our customers on a consignment basis are not considered as part of our inventory.

In 2012, 2013 and 2014, our inventory turnover days were relatively stable at 63 days, 68 days and 69 days respectively.

Generally, credit limits and terms are pre-approved and set for all customers. We generally grant credit terms of 30 to 60 days. Any credit terms above 60 days must be approved by our Chief Financial Officer. In deciding the credit limits for customers, the relevant sales team first performs a credit assessment on the customer and sets the relevant limits based on the sales projection and financial health of the customer. All outstanding debtor balances are reviewed and followed through for collection on a weekly basis.

Our trade receivable turnover days were 47 days in 2014 compared to 56 days in 2013 because of improved collections from customers. Our trade receivable turnover days remained relatively constant at 56 days and 53 days in 2013 and 2012, respectively.

In 2014, our trade payable days were 63 days which decreased from 2013 and 2012 because of shortened payment cycles to our suppliers. In 2012 and 2013, our trade payable days remained relatively constant at 79 days and 76 days, respectively.

Total Borrowings

As of December 31, 2014, the total amount outstanding under our long-term and short-term borrowings (including finance leases) was $1,105.0 million (after deducting unamortized loan facility and related issuance costs).

Long-Term Borrowings

The following table sets out certain details relating to our long-term borrowings (without including finance leases):

Facility	Borrower/ Issuer	Amount outstanding as of December 31, 2014		Total committed amount	Interest rate	Maturity
	($ in millions)
Senior secured notes	Global A&T Electronics	1,127.3	(1)	1,127.3	10.0%	February 2019
Senior revolving credit facility	Global A&T Electronics	—		125.0	LIBOR + applicable margin(2)	February 7, 2018 or earlier(2)

Notes:

(1)

This amount represented the total indebtedness outstanding under our senior secured notes as of December 31, 2014, without deducting unamortized loan facility and related issuance costs of $28.6 million.

(2)	See “Description of Certain Indebtedness – Senior Revolving Credit Facility” for details of the applicable margin and maturity date.

See “Description of Certain Indebtedness” for further details of these facilities.

Short-Term Borrowings

Our short-term borrowings comprise primarily of conventional revolving credit facilities and trade financing facilities.

UTL currently has a revolving credit facility of up to 175.0 million Thai Baht with The Siam Commercial Bank Public Company Limited, or SCBPCL, which may be utilized for working capital purposes. As of December 31, 2014, this facility has not been utilized.

UTL also currently has bank guarantee facilities for an aggregate of up to 110.1 million Thai Baht with Krung Thai Bank Public Company Limited, which may be utilized for working capital purposes. As of December 31, 2014, guarantees of an aggregate amount of 46.6 million Thai Baht have been issued under this facility.

UTC has a letter of credit facility of an amount of $7.0 million with Ta Chong Bank, which has an undrawn balance of $6.0 million as of December 31, 2014.

UMY currently has a bank guarantee facility of up to Ringgit 1.2 million with Maybank Banking Berhad, which has been fully utilized as of December 31, 2014.

Contractual Obligations

The following table summarizes our contractual obligations, namely, our long-term debt obligations, the deferred consideration payable for our acquisition of the three semiconductor facilities we acquired from Panasonic and fees payable to Panasonic for certain transitional services provided in connection with such acquisition, finance lease obligations (generally two to five years plant and machinery leases with options to purchase at the end of the lease term), operating lease obligations (including lease payments for land and buildings, and plant and machinery) and purchase obligations, as of December 31, 2014.

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(in $ millions)
Long-term debt obligations(1)	1,641.2	161.8	229.8	1,249.6	—
Deferred consideration and transitional services payments	108.0	12.0	48.0	48.0	—
Finance lease obligations	6.3	3.9	2.5	—	—
Operating lease obligations	33.1	7.6	13.0	7.7	4.7
Purchase obligations(2)	125.1	125.1	—	—	—

Total	1,913.8	310.4	293.3	1,305.3	4.7

Notes:

(1)

These amounts include the principal and interest payable under our senior secured notes. As of December 31, 2014, we had $1,127.3 million outstanding under our senior secured notes. As of December 31, 2014, our senior revolving credit facility remains undrawn.

(2)

These amounts represents obligations under agreements (other those with Panasonic, and agreements relating to finance and operating leases) to purchase goods or services that are enforceable and legally binding on us, including outstanding payables for goods and services as of December 31, 2014.

Finance Leases

We have leased certain plant and equipment under finance leases. As of December 31, 2014, our total finance lease obligations were $6.3 million. Lease terms generally range from one to five years with options to purchase at the end of the lease term. Lease terms generally do not contain restrictions concerning dividends, additional debts or further leasing and do not provide for contingent rents. The liabilities under the leases are secured on the plant and equipment, which are the subject of the finance lease contracts.

Seasonality

We tend to experience higher sales in the third quarter when compared against our sales in the other quarters in each year, due to an increase in orders in the third quarter, in anticipation of higher consumer demand during the holiday season.

We will also experience lower sales if Panasonic is unable to meet its purchase commitments under the contract manufacture agreement. Pursuant to the agreement, Panasonic’s payment of liquidated damages as a result of a failure to meet its purchase commitments is required to be made within 30 days of our provision of statements to Panasonic of the amounts due, and are typically expected to be made between September to November (for any failure to meet its interim commitment) and/or March to May (for any failure to meet its annual commitment) of each year, which can result in lumpiness in our cash flows.

Off-balance Sheet Arrangements

We do not currently have any off-balance sheet arrangements.

Contingent liabilities

We are subject to claims and litigation that arise in the normal course of business. We accrue liability associated with these claims and litigations when they are probable and reasonably estimated.

A complaint was filed in the Supreme Court of the State of New York, New York County, by certain purported holders of Global A&T Electronics’ senior secured notes, alleging certain claims in relation to the issuance of the $502.3 million in aggregate principal amount of senior secured notes on September 30, 2013. The plaintiffs allege that the September 30, 2013 exchange transaction caused an event of default under the indenture and seek monetary damages and other relief, including an injunction “unwinding” the September 30, 2013 transaction and/or “subordinating the liens” securing the senior secured notes issued on September 30, 2013 to the liens on those senior secured notes issued on February 7, 2013. We are of the view that we have substantial defenses to these claims and intend to vigorously defend the plaintiffs’ lawsuit. On May 30, 2014, we filed a motion to dismiss the plaintiffs’ complaint. The motion to dismiss was heard by the court on January 13, 2015, but has not yet been decided. The case is ongoing.

A complaint was filed by Tessera against UTC in the United States District Court of the Northern District of California. The suit relates to a contractual dispute about whether UTC’s patent license agreement with Tessera obligates it to continue paying royalties to Tessera. Tessera’s complaint seeks a judicial determination and declaration that UTC remains contractually obligated to pay royalties to Tessera, an account of unpaid royalties and an award of damages in an amount to be determined at trial, plus interest on damages, costs, disbursements and attorneys’ fees. UTC filed a motion to dismiss Tessera’s claim, and in an order dated March 31, 2014, the court granted UTC’s motion and denied Tessera’s motion, thereby adopting UTC’s proposed interpretation of the license agreement. As a result, in order to be entitled to royalties under the patent license agreement, Tessera would need to show that one or more of its patents cover UTC’s products. Tessera filed a motion requesting leave to amend its complaint to add a claim concerning UTC’s testing services, which was scheduled to be heard on May 21, 2015. On May 26, 2015, the court issued an order denying Tessera’s motion for leave to amend its complaint to add a claim concerning UTC’s testing services. In addition, on May 26, 2015, the court issued an order scheduling the trial of the suit (if a trial is needed) to begin on February 23, 2016. Under the current case management order, the parties will engage in expert discovery until July 17, 2015, followed by the filing of summary judgment motions that will be heard on September 24, 2015. We will continue to vigorously defend our interests in this suit. The case is ongoing.

On April 4, 2014, Amkor filed a complaint against Global A&T Electronics and certain of its subsidiaries in the Superior Court of Arizona. The suit relates to patent licenses between Amkor and certain of Global A&T Electronics’ subsidiaries. We filed a motion to dismiss Amkor’s complaint on August 12, 2014 and on January 5, 2015, the court dismissed seven out of the nine claims made by Amkor in the complaint. On February 13, 2015, Amkor filed an amended complaint in which it reasserted the two claims that were not dismissed and one of the claims that were dismissed. Amkor’s amended complaint also confirmed that it was not seeking to reassert the dismissed claims, but had reserved the right to appeal the dismissal of those claims. The nature of the remaining three claims made by Amkor relate to the payment of royalties by one of our subsidiaries, a claim that certain alleged events triggered a right for Amkor to seek the purchase of certain patents belonging to ASAT Limited (now known as UHK) and a breach of an implied covenant of good faith and fair dealing. On March 24, 2015, we filed a motion to dismiss the claims against UHK (formerly ASAT Limited) and an answer to the other claims. We will continue to vigorously defend our interests in this suit. The case is ongoing.

See “Business – Legal Proceedings” for additional details of these proceedings.

Derivative Financial Instruments

We are exposed to fluctuations in currency exchange rates, interest rates and commodity prices. We regularly monitor and evaluate our exposure to such fluctuations.

From time to time, we employ derivative instruments such as forward foreign currency swaps, foreign currency forward contracts, options and interest rate swaps to mitigate the financial risks associated with certain anticipated cash flows, assets and liabilities.

Based on our overall currency rate exposure, we may hedge against Singapore dollars, Thai Baht and Chinese Renminbi by entering into currency forward contracts. We have adopted hedge accounting for any currency forward contracts that we enter into. The fair value changes on the effective portion of the currency forwards designated as cash flow hedges are recognized in other comprehensive income and presented in the hedging reserve. The amount recognized in other comprehensive income is transferred to profit or loss when the hedged forecast transactions are recognized. The fair value changes on the ineffective portion are recognized immediately in profit or loss. When a forecasted transaction is no longer expected to occur, the gains and losses that were previously recognized in the hedging reserve are reclassified to profit or loss immediately. We also manage our currency exposure typically by holding short-term assets, primarily cash and other receivables, in Singapore dollars, New Taiwan dollars, Thai Baht, Japanese Yen and Chinese Renminbi. In 2012, 2013 and 2014, we entered into foreign currency forward contracts to protect us from fluctuations in exchange rates. The duration of these instruments are generally less than 18 months. In 2013, our foreign currency forward contracts qualify as cash flow hedges against highly probable forecasted transactions on foreign currency and the effective portion of these hedges are recognized in other comprehensive income. Changes in fair value of these foreign currency forward contracts are recognized in profit or loss. See “– Quantitative and Qualitative Disclosures about Market Risk — Foreign Exchange Risks” for further details on our exposure to currency risks.

From time to time, we employ other off-balance sheet derivative instruments such as foreign currency option contracts in addition to interest rate swaps and foreign currency forward contracts to manage our interest rate and foreign exchange exposure. These instruments would be used solely to reduce or eliminate the financial risks associated with our assets and liabilities and not for trading or speculation purposes. Our objective is to qualify for hedge accounting so as to effectively manage risk associated with fluctuations in interest rates and the value of the foreign currency, thereby making financial results more stable and predictable.

We may enter into gold forward contracts to hedge the gold price risk for part of our gold purchase volume. See “– Quantitative and Qualitative Disclosures about Market Risk – Commodity Price” for further details on our exposure to commodity prices.

The commencement of any hedging activities must be approved by our audit committee, and the specific structure, contracting pricing, tenor and notional amount of any hedging arrangement must be approved by our Chief Financial Officer.

Taxes

Singapore

We have been granted exemptions under the major exporter scheme, which is designed to improve cash flow of major exporters who have significant imports. Goods and services tax will be suspended at the point of importation. Commencing April 1, 2009, the Inland Revenue Authority of Singapore has integrated the import relief feature available under the major exporter scheme into the Approved Contract Manufacturer and Trader, or ACMT scheme. This enhanced ACMT scheme is valid for three years beginning April 1, 2009, and is subject to renewal. We have applied to the Inland Revenue Authority of Singapore for renewal of the ACMT scheme and in the interim, the ACMT scheme continues to apply to us.

Our subsidiaries, UHQ and UMS, have been awarded the Development and Expansion Incentive under the International Headquarters Award Scheme by the Singapore Economic Development Board. Under this scheme, these subsidiaries enjoy a concessionary tax rate of 5% on the taxable income derived from qualifying activities for a four year period commencing from June 2, 2014. Subject to meeting certain conditions as prescribed by Singapore Economic Development Board, this scheme may be extended for an additional six years.

Thailand

The general corporate income tax rate applicable to companies in Thailand was reduced from 30.0% to 23.0% for the accounting periods beginning on or after January 1, 2012, and to 20.0% for the accounting periods beginning on or after January 1, 2013 for two years.

Our subsidiary in Thailand, UTL, has been granted certain tax exemptions for the assembly and test of semiconductors and components, including (i) exemption from the payment of import duty on machinery approved by the Board of Investment of Thailand, or BOI; (ii) exemptions from the payment of income tax for certain manufacturing operations for a certain period in an amount according to the conditions specified in the investment promotion certificates issued to UTL; and (iii) exemptions from the payment of import duty on raw or essential materials used in the manufacturing of export products for a certain period. As a BOI promoted company, UTL must comply with certain rules and conditions stated in the investment promotion certificates issued by the BOI, including specified deadlines for the commencement of operations for the tax incentive project and restrictions on relocation of the tax incentive project. For the years ended December 31, 2012, 2013 and 2014, 35.1%, 39.7% and 37.0%, respectively, of UTL’s taxable income was eligible for such tax exemptions and UTL’s taxable income that was ineligible for such tax exemptions was subject to the general corporate income tax rate of 23.0% in 2012, and 20.0% in 2013 and 2014.

Taiwan

The general corporate tax rate applicable to us in Taiwan is 17.0%, effective from January 1, 2010. However, our Taiwan subsidiary, UTC, as a profit-seeking enterprise incorporated in Hsinchu Science Park, Taiwan, is entitled to certain tax benefits pursuant to the Act for the Establishment and Administration of Science Parks and qualifies as an entity conferred with certain tax incentives under Article 6 of the Statutes of Upgrading Industries. The tax incentives include tax credits of up to 35.0% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50.0% of the excess amount may be credited against tax payable) and from 5.0% to 20.0% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the fiscal year in which they arise. In the years ended December 31, 2012, 2013 and 2014, the assessment of tax credits has resulted in certain tax savings for UTC.

Since the Income Basic Tax Act was amended in 2012, most of the tax incentives UTC enjoys have been reduced to the extent of the alternative minimum income tax, which is 12.0% of the amount otherwise exempted from business income tax. In determining the income tax payable by a profit-seeking enterprise under Taiwan law, the regular income tax, that is, the traditional income tax payable under the Income Tax Act (after subtraction of investment tax credits), is compared to the Basic Tax calculated under the new law. The Basic Tax is calculated by deducting NT$0.5 million from the Basic Income (which is taxable income plus tax-exempt income), and multiplying the difference by a tax rate of 12.0%, which is adjustable to 15.0% depending on economic conditions.

The Statutes of Upgrading Industries was replaced by the Statute for Industrial Innovation which allows UTC to enjoy tax credits on research and development only. The Statute for Industrial Innovation revised research and development tax incentives which allows UTC to claim a credit for 15.0% of its research and development expenditures to offset up to 30.0% of its income tax in the current year. The tax credits cannot be carried forward and any unused tax credits will be forfeited. This tax incentive applies for a period of 10 years, and is retroactively effective from January 1, 2010 until December 31, 2019.

For the years ended December 31, 2012, 2013 and 2014, UTC was subject to an additional 10.0% tax on undistributable earnings. Under the Basic Income Tax Act, we may defer the benefit from applicable investment tax credits for UTC.

China

China’s Enterprise Income Tax Law, or the EIT Law, and the Implementation Rules to the PRC EIT Law, or the Implementation Rules, which both became effective on January 1, 2008, imposes a unified income tax rate of 25.0% on all domestic enterprises, including foreign-invested enterprises unless they qualify for certain exceptions, and terminates most of the tax exemptions, reductions and preferential treatments available under previous tax laws and regulations. Under the EIT Law, enterprises that were established before March 16, 2007 and already enjoyed preferential tax treatments will continue to enjoy them (i) in the case of preferential tax rates, for a period of five years from January 1, 2008; during the five-year period, the tax rate will gradually increase from 15% to 25%, or (ii) in the case of preferential tax exemption or reduction for a specified term, until the expiration of such term.

Under the PRC tax laws effective prior to January 1, 2008, dividends paid to foreign investors by foreign-invested enterprises were exempt from PRC withholding tax. Pursuant to the EIT Law and the Implementation Rules, dividends generated after January 1, 2008 and payable by a foreign-invested enterprise in China to its foreign enterprise investors are subject to a 10% withholding tax, unless any such foreign investor’s jurisdiction of incorporation has a tax treaty with China that provides for a different withholding arrangement.

Quantitative and Qualitative Disclosures about Market Risk

Market risk is the risk of loss related to adverse changes in market prices, including interest rates and foreign exchange rates, of financial instruments. We are exposed to various financial market risks in our ordinary course business transactions, primarily from interest rate movements on non-current variable rate borrowings and exchange rate movements.

Foreign Exchange Risks

The majority of our costs are denominated in U.S. dollars. However, we are exposed to currency risk which arises primarily due to our localized operating costs and certain trade payables which are denominated in foreign currencies such as Singapore dollars, New Taiwan dollars, Thai Baht, Japanese Yen and Chinese Renminbi. Because our receivables are denominated in U.S. dollars, changes in the exchange rates of these currencies or any other applicable currencies to the U.S. dollar will affect our cost of goods sold and operating margins and could result in exchange losses. We cannot fully predict the impact of future exchange rate fluctuations on our profitability. See “– Derivative Financial Instruments” for details of our hedging policies.

Based on our overall currency rate exposures as of December 31, 2014, including the derivative financial instruments intended to hedge nonfunctional currency-denominated cash flows, a near-term 2% appreciation or depreciation of the U.S. dollar against any of the Singapore dollar, New Taiwan dollar, Thai Baht, Japanese Yen and Chinese Renminbi would not be expected to have a material effect on our financial position, results of operations and cash flows over the next financial year.

Cash Flow and Fair Value Interest Rate Risk

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. As we have not drawn on our senior revolving credit facility and do not intend to do so in the near future, and we do not have significant interest-bearing assets, our income is substantially independent of changes in market interest rates.

Commodity Price

We purchase certain materials in the normal course of business, which are affected by commodity prices. Therefore, we are exposed to some price volatility related to various market conditions outside our control. However, we manage such volatility by utilizing certain techniques including setting in advance the price for products to be delivered in the future. Except for gold forward contracts, we do not generally make use of financial instruments to hedge commodity prices, partly because of the contract pricing utilized. See also “– Derivative Financial Instruments” for details of our hedging policies.

If our average cost of gold had been 4% or 11% stronger/(weaker) for the years ended December 31, 2012 and 2013, with all other variables being held constant, other comprehensive income would have increased/(decreased) by approximately $1.3 million and $67,000, respectively. We did not have any gold forward contracts as of December 31, 2014.

Limitations

Fair value estimates are made at a specific point in time and are based on relevant market information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and therefore cannot be determined with precision. Changes in assumptions could significantly affect the estimates.

Exchange Controls

Singapore

As of the date of this prospectus, Singapore does not have exchange control restrictions on the payment of dividends by a Singapore company.

Thailand

In Thailand, companies must comply with exchange control legislation relating to the repayment of loans or advances granted by foreign companies including repatriation of funds resulting from the enforcement of guarantees, pledges and mortgages. Transfers of funds in the form of cash dividends, loans or advances and debt payments resulting from enforcement of guarantees, pledges and mortgages by companies in Thailand are also subject to exchange control legislation and any cash dividends paid by a company must comply with income tax withholding rules stipulated by the Thai Revenue Code.

Thai foreign exchange controls are administered by the Bank of Thailand, or the BOT, on behalf of the Ministry of Finance, pursuant to the Exchange Control Act B.E. 2485 (1942), as amended. The BOT has granted commercial banks and certain other entities the authority to conduct foreign exchange transactions as its authorized agents. In 1998, the BOT restricted certain foreign-exchange-related transactions by domestic financial institutions with non-residents of Thailand to prevent speculation in the domestic currency market and maintain stability. These measures, among other things: (i) limit the value of foreign exchange transactions underlying trade or investment activities in Thailand to the actual value of the underlying trade or investment activity or 600 million Thai Baht or 10 million Thai Baht for various transactions without underlying trade or investment activities; and (ii) regulate direct loans granted to non-residents. Exceptions to these exchange controls may be granted from time to time at the BOT’s discretion.

The inward remittance of money into Thailand for investment in securities does not require registration with the Thai exchange control authorities. The BOT issued the Notification of the Competent Officer on Rules and Practices Regarding Currency Exchange No. 15, as most recently amended in June 2013, or Notification 15, modifies the criteria for depositing foreign currency into foreign currency accounts. Notification 15 requires that any person (with certain exclusions) bringing foreign currency into Thailand to (i) sell the foreign currency to an authorized agent or (ii) deposit the foreign currency into a foreign currency account opened with a commercial bank in Thailand, within one year if the amount sold or deposited is at least of $50,000 or its equivalent.

The outward remittance from Thailand of dividends or sale proceeds (including a capital gains) from the transfer of shares after payment of the applicable Thai taxes, if any, may be made without restriction if the amount is less than $50,000 or the equivalent amount in relevant currency per remittance. Because the BOT has a policy not to allow any person to bring the Baht currency out of Thailand, dividends paid to a non-resident must be converted into foreign currency prior to outward remittance. If the amount is equal to or more than $50,000 or its equivalent in the relevant currency, a specified form must be submitted to an authorized agent of the BOT, together with documents or evidence related to the particular transaction (such as evidence of the disposal of shares).

The export of share certificates or other securities certificates from Thailand does not require prior approval by the BOT. The exporter may either dispatch the certificates by mail or carry them when travelling abroad.

On February 29, 2008, the BOT issued the Notification of the Competent Officer on Rules and Practices Regarding Currency Exchange No. 17, or Notification 17, which established the criteria for withdrawing and depositing Baht into (i) non-resident Baht accounts for securities (such as for investing in equity instruments, debt instruments and mutual fund units), or NRBSs, and (ii) non-resident Baht accounts for other purposes, including an investment in at least 10.0% or more of the total share capital of companies in Thailand.

Notification 17 provides that an NRBS may only be opened as a current or savings account and no interest may be paid on these accounts unless the account owner is a central bank of a foreign country, unless prior BOT approval is obtained, on a case-by-case basis. Deposits in an NRBS must be from one of the permitted sources as follows:

(a)	conversion of a foreign currency remitted into Thailand or withdrawal from a non-resident’s foreign currency account;

(b)	transfer from another NRBS;

(c)

repatriation of investments in securities or other financial instruments, returns of sale proceeds or dividends, and payments relating to such investments, including payments under derivative contracts traded on Thailand Futures Exchange or the Agricultural Futures Exchange of Thailand; or

(d)	Baht loans from a domestic bank which has a foreign exchange license, or Resident Bank.

Withdrawals from an NRBS must be made for the following purposes:

(a)	investments in securities or other type of financial instrument and payments related to such investments;

(b)	transfers to another NRBS;

(c)	payments related to a derivatives transaction;

(d)	repayment of a loan to a Resident Bank; or

(e)	purchase of foreign currency from a Resident Bank.

Due to the above restrictions, once Baht funds are deposited into an NRBS, the non-resident accountholder may not change the purpose of the deposit by transferring the Baht funds into a different type of account, unless BOT approval is obtained, on a case-by-case basis.

Further to Notification 17, the BOT also issued the Rules and Practices on the Measures to Prevent Thai Baht Speculation in February 2008 to establish rules and practices for domestic financial institutions undertaking transactions involving Baht with non-residents. Among the measures, a non-resident wishing to open an NRBS may only open a current or savings account, and the financial institution must monitor the outstanding balances of all NRBSs daily to ensure that the outstanding balances in such accounts do not exceed 300 million Thai Baht per non-resident. The balances of all NRBSs opened by a single non-resident with the financial institution in Thailand are combined for purposes of this accounting, unless an exception is granted by the BOT on a case-by-case basis.

Taiwan

In relation to Taiwan, a foreign investor making investment in a non-public company (such as UTC) is required to seek approval from the Investment Commission, Ministry of Economic Affairs of Taiwan for settlement in foreign exchange of the dividends or profits it receives from such company. Also, in the event that the said company reduces its capital for the purpose of returning capital to investors, approval from the Investment Commission is also required. In addition, a company is prohibited from paying dividends or bonuses unless all taxes have been paid, and its losses accumulated from previous years have been made up for and a legal reserve of 10.0% of its earnings has been set aside. If there are no profits earned, a company may not pay dividends or bonuses, except where its accumulated legal reserve exceeds 25.0% of its paid-in capital and, where it incurs no loss, the company may only pay dividends or bonuses out of the amount in excess of 25.0% of its paid-in capital. After having paid all taxes, when distributing its profits, a company must first set aside 10.0% of its profits as a legal reserve, unless such legal reserve amounts to the total authorized capital.

The Foreign Exchange Control Act of Taiwan and regulations issued thereunder provide that all foreign exchange transactions must be executed by banks designated by the Financial Supervisory Commission of the R.O.C. (Taiwan) and by the Central Bank of the Republic of China (Taiwan). Current regulations encourage trade-related foreign exchange transactions by permitting exporters of foreign merchandise to retain and freely use foreign exchange earned from exports. All foreign currency needed for the import of merchandise and services may be purchased freely from designated foreign exchange banks.

Apart from trade-related foreign exchange transactions, Taiwan companies may, without foreign exchange approval, remit to and from Taiwan foreign currency of up to $50 million (or its equivalent) in each calendar year. The above limit applies to remittance involving a conversion of New Taiwan dollars to a foreign currency and vice versa.

China

In China, payments under certain current account items, including profit distributions, interest payments and expenditures from trade-related transactions, may be made without the prior approval of the State Administration of Foreign Exchange by complying with certain procedural requirements. However, for most capital account items, approval from appropriate government authorities is required where RMB is to be converted into foreign currency and remitted out of China to pay capital expenses, such as the repayment of bank loans denominated in foreign currency.

The distribution of dividends by wholly foreign-owned enterprises is regulated under the Company Law, the Wholly Foreign-Owned Enterprise Law and the Wholly Foreign-Owned Enterprise Law Implementation Regulations. Under these laws and regulations, wholly foreign-owned enterprises may only make dividend payments out of accumulated profits, if any, as determined using Chinese accounting standards and regulations. In addition, a wholly foreign-owned enterprise in China is required to leave at least 10% of its after-tax profits in its general reserves unless total cumulative reserves exceed 50% of registered capital. The board of directors of a wholly foreign-owned enterprise has the discretion to allocate a portion of after tax profits to an employee welfare and bonus fund. These reserve funds, however, may not be distributed as cash dividends.

Indonesia

On June 28, 2011, the Indonesian House of Representatives, or the Indonesian Parliament, passed Law No. 7 of 2011, or the Currency Law, concerning the use of Rupiah. The Currency Law requires the use of and prohibits the rejection of the Rupiah in certain transactions. The Currency Law has been further implemented by Bank Indonesia Regulation No. 17/3/PBI/2015 on the Mandatory Use of the Rupiah in Indonesia, or Regulation 17/2015, which came into effect as of March 31, 2015 and Circular Letter No. 17/11/DKSP dated June 1, 2015, or SEBI No. 17/2015.

Any party conducting cash or non-cash transactions within the territory of Indonesia is required to use the Rupiah in its settlements. There are a number of exceptions to this rule, including for certain transactions related to the state budget, income and grants from and to foreign countries, international trade transactions, foreign currency savings in a bank, and international financing transactions, foreign exchange activities undertaken by banks, transactions that relate to foreign currency denominated government bonds, as well as transactions pertaining to investment and export financing institution laws.

Both Regulation 17/2015 and SEBI No. 17/2015 reaffirmed the obligation that goods and services in Indonesia must only be price-tagged in Rupiah. Dual quotation (in Rupiah and a certain foreign currency) on the price of goods and services is not allowed. The said restriction will also be applicable for pricing of goods and services through electronic media.

The transitional provision of Regulation 17/2015 stipulates that agreements that require settlement in a foreign currency that were entered into prior to July 1, 2015 shall continue to be valid until its expiry or completion. However, the extension of and/or amendment to the said agreement must then be made in accordance with the requirements of Regulation 17/2015. This transitional provision will only be applicable to non-cash transactions.

Non-compliance with the mandatory use of the Rupiah in cash transactions is a misdemeanor punishable by up to one year of confinement or a fine of up to Rupiah 200 million. For non-cash transaction, any violation of the mandatory use of the Rupiah will trigger administrative sanctions in the form of written warnings and fines in the amount of 1% (one percent) of the value of the transaction but with a maximum fine of Rupiah 1 billion.

In September 2014, Bank Indonesia introduced Bank Indonesia Regulation No.16/16/PBI/2014 on Foreign Exchange Transaction against Rupiah between Indonesian banks and Indonesian companies. Under the regulation, exchange conversions that are greater than $100,000 per month must be based on an “underlying transaction” and documentation related to the transaction must be submitted to the selling bank. The regulation defines “underlying transaction” as an activity that is used as the basis to purchase or sell foreign currencies against Rupiah, including payment of dividends and other distributions declared and payable by an Indonesian company to its shareholders that are not residents of Indonesia. The maximum amount of these foreign exchange conversions is the value of the underlying transaction itself. For purchases of foreign currency not exceeding $100,000, companies need only submit a declaration that its aggregate foreign currency purchases do not exceed $100,000 per month.

Indonesian Company Law requires a company to allocate a certain portion of its total net profits as a reserve fund, the total amount of which must be equal to at least 20% of the issued capital and paid-up capital before distribution of its net profits as dividend.

Malaysia

Section 214(2) of the Financial Services Act 2013, or FSA, prohibits any person from undertaking or engaging in certain foreign exchange transactions enumerated in Schedule 14 of the FSA, except with prior written approval of the Central Bank of Malaysia, or BNM. BNM has issued seven foreign exchange administration notices, or the FEA Notices, in relation to Section 214(2). The FEA Notices became effective on June 30, 2013 and grant blanket approval for certain transactions, including those discussed below, that would otherwise require prior written approval of BNM under Section 214(2) and Schedule 14.

A resident company in Malaysia, together with other resident entities within the company’s group, is allowed to borrow in Ringgit up to RM1 million in aggregate from any non-resident other than a non-resident financial institution for use of the borrowing proceeds in Malaysia. If the borrowing is to finance activities in the real sector in Malaysia, then the resident company may borrow in Ringgit any amount from a non-resident entity within its group of entities, or from a non-resident direct shareholder owning at least 10% of the resident company. Activities in the real sector include (i) the production or consumption of goods or services, other than activities in the financial services sector, the purchase of securities or Islamic security, or the purchase of financial or Islamic financial instruments, or (ii) the construction or purchase of residential or commercial property (excluding land-only purchases). In all other cases, BNM approval of proposed borrowing in Ringgit is required.

A resident company in Malaysia may borrow any amount of foreign currency (i) from a licensed onshore bank, (ii) from the company’s resident or non-resident entities within its group of entities or its resident or non-resident direct shareholder holding at least 10% in the resident company, (iii) through the issuance of foreign currency debt securities to another resident, or (iv) up to RM100 million equivalent in aggregate from other non-residents, which will be based on the aggregate borrowing of the resident company, its parent and its subsidiaries. In all other cases, BNM approval of the proposed borrowing in foreign currency is required.

A resident company in Malaysia that does not have any Ringgit denominated borrowing may undertake investments outside of Malaysia. A resident company in Malaysia that has Ringgit denominated borrowing may undertake investments outside of Malaysia subject to the following: it may invest any amount of foreign currency funds abroad sourced from (i) a non-resident (other than from foreign currency borrowing), (ii) foreign currency borrowing from a licensed onshore bank for direct investment abroad, or (iii) the listing of shares through an initial public offering on the Main Market of Bursa Malaysia. Finally, such companies may invest any amount using foreign currency borrowing proceeds obtained from a licensed onshore bank for direct investment abroad. In all other cases, BNM approval of investments by a resident company is required.

Any non-compliance with any requirement, restriction or condition imposed in the granting of the approval by BNM in relation to any transaction set out under these notices is an offence under subsection 214(9) of the FSA and subsection 225(9) of the IFSA 2013.

Section 365 of the Companies Act 1965 provides that dividend payments may only be made out of the profits of a company. The payment of dividends in foreign currencies is allowed except for certain derivative transactions and prior written approval of BNM is not required.

Hong Kong

As of the date of this prospectus, Hong Kong does not have exchange control restrictions on the payment of dividends by a Hong Kong company. Under Hong Kong law, no dividends can be paid to shareholders except out of profits.

Recent Accounting Pronouncements under IFRS

Please refer to Note 39 to our consolidated financial statements included elsewhere in this prospectus for more information.

INDUSTRY OVERVIEW

The information and data contained in this prospectus relating to the semiconductor industry has been provided in a report dated March 31, 2015, by IBS, a third party research firm, relied upon as an expert. See “Experts.” IBS has advised us that this information is drawn from its database and other sources and that some information in IBS’s database is derived from estimates or subjective judgments, so the information in the databases of other semiconductor industry data collection agencies may differ from the information in IBS’s database. The historical and projected information in this prospectus relating to the semiconductor industry that is not attributed to a specific source is derived from IBS’s internal analyses, estimates and subjective judgments.

Semiconductor Industry Overview

Semiconductor integrated circuits form the core building blocks of electronic systems such as computers, wireless and wireline communications, automobile electronics, consumer electronics, medical electronics and industrial equipment. Integrated circuits perform a variety of functions such as managing power for electric devices, converting radio signals into electronic signals as well as storing and processing data.

The total size of the worldwide semiconductor integrated circuits market in 2014 was $269 billion and it is expected to grow at a 6.5% compounded annual growth rate, or CAGR, to reach $392 billion by 2020.

Figure 1. Worldwide Semiconductor Integrated Circuits Market (in $ billions)

Source: IBS, March 2015

The key drivers underpinning this forecast growth for semiconductor integrated circuits are increasing demand for devices that deploy semiconductor integrated circuits like smartphones, automotive electronics, ultra high definition, or HD, televisions, and emerging Internet of Things, or IoT, applications as well as increasing integrated circuits content per device.

Figure 2. Worldwide Semiconductor Integrated Circuits Market by End Application (in $ billions)

Source: IBS, March 2015

Total market revenue from sales of communication integrated circuits markets accounted for 34.8% of the total integrated circuits market in 2014 and is expected to grow at a 8.5% CAGR from 2014 through 2020 whereas the total integrated circuits market is expected to grow at a 6.5% CAGR during this period. Within the communications integrated circuits market segment, the wireless integrated circuits market accounted for 27.1% of the total market in 2014 and is expected to grow at 8.4% CAGR from 2014 through 2020. Among the major drivers for growth in wireless communications are smartphones and tablets which are expected to grow at 9.1% and 5.3% CAGRs from 2014 through 2020 in terms of number of units, respectively.

Figure 3. Smartphones and Tablet Shipment (millions of units)

Source: IBS, March 2015

The total market revenue from sales of consumer integrated circuits market accounted for 19.6% of the total integrated circuits market in 2014 and is expected to grow at 4.1% CAGR from 2014 through 2020, primarily driven by growth in ultra-high definition televisions and set-top boxes.

Computing integrated circuits include computing systems (such as integrated circuits used in data centers, personal computers and tablet computers) and computing peripherals (such as hard disk drives, solid state drives, monitors, and printers). Total market revenue from sales of computing integrated circuits accounted for 34.4% of the total integrated circuits market in 2014 and is expected to grow at 5.1% CAGR from 2014 through 2020. While computers continue to be one of the largest applications of semiconductor consumption, convergence devices such as smartphones and tablets are expected to be the key growth drivers of the semiconductor market. Over the last few years, convergence of the “3Cs” (computing, consumer and communication) has been the key secular trend, evidenced by the market created by tablets and smartphones. These converged devices not only provide the usual computing and communication power of PCs and handsets, but also provide customers access to content. As such, the key semiconductor integrated circuits components within smartphones and tablet computers, including mixed-signal, memory, and analog are expected to continue to see strong growth.

The total market revenue from sales of automotive integrated circuits market accounted for 7.4% of the total integrated circuits market in 2014 and is expected to grow at 9.1% CAGR from 2014 through 2020, driven by an increase in the number of vehicles combined with an increase in electronic content per vehicle. The key beneficiaries of the growth of the automotive electronics market include microcontrollers, analog products, and power discrete semiconductors. This growth also leads to increased use of micro electromechanical sensors, or MEMS, in automotive applications. The overall MEMS device market is expected to grow at a 9.6% CAGR from 2014 through 2020 to increase from $12.3 billion in 2014 to $21.3 billion in 2020.

As growth in traditional semiconductor markets have matured, the next revolution in computing is expected to be driven by IoT as internet connectivity and data analytics are integrated into the wider base of industrial and consumer products. The IoT device market revenue grew from $50.0 billion in 2012 to $78.6 billion in 2014, and is expected to grow at a 18.7% CAGR from 2014 through 2020, to reach $220.1 billion. The IoT device market by application segment for the consumer, automotive, medical, home, logistics and others end-markets are expected to grow at a compounded annual growth rate of 19.8%, 14.0%, 20.3%, 19.0%, 15.4% and 21.0% in terms of device revenue from 2014 through 2020, respectively. The total market revenue in the IoT integrated circuits market is expected to grow at 19.3% CAGR from 2014 through 2020 driven by high growth in wearable devices, medical, logistics, smart home, and smart automobile applications. Total market revenue in the IoT semiconductor hardware, which primarily comprises of analog, processor, connectivity and memory, and software markets are expected to grow at 14.1% and 29.3% CAGRs, respectively, from 2014 through 2020. The IoT market is highly fragmented and will be important for outsourced semiconductor assembly and test, or OSAT, companies because of the high volume of and the need for precision packaging technology.

Figure 4. Market Value of IoT Integrated Circuits Sold by Product Categories (in $ billions)

Source: IBS, March 2015

In terms of the value of consumption by geographic segments, the growth is largely attributed to China, where semiconductor integrated circuits consumption is expected to grow at a 9.0% CAGR from 2014 through 2020. Japan’s overall contribution to semiconductor integrated circuits consumption value is expected to decline from 11.9% to 8.0% from 2014 through 2020 mainly because Japanese companies have become less cost competitive and are also focusing fewer resources on developing new products. The recent trend of Japanese semiconductor companies outsourcing more of their assembly and test operations is expected to continue in order to allow such companies to focus resources on designing and marketing new products that can compete effectively in global markets and is expected to help the recovery of the Japanese semiconductor industry.

Figure 5. Worldwide Semiconductor Integrated Circuits Consumption by Geographic Region (in $ billions)

Source: IBS, March 2015

Semiconductor Value chain

The production of semiconductor integrated circuits is a complex process that requires sophisticated engineering and manufacturing expertise. The process can be broadly divided into three primary stages: integrated circuits design, wafer fabrication and assembly and test.

Figure 6. Semiconductor Value Chain

Design of integrated circuit chips

Design houses develop semiconductor products by laying out multiple layers of circuit components and interconnections on silicon chips. Designers integrate complex electronic functions into either a single monolithic chip or they combine multiple chips within a single package body called multichip modules. Integrated circuits design is primarily undertaken by fabless companies and integrated device manufacturers, or IDMs. While fabless companies focus only on designing and outsource the integrated circuits wafer fabrication, IDMs have their own wafer fabrication facilities but also outsource wafer fabrication to the foundry vendors. Both fabless companies and IDMs have increasingly outsourced the assembly and test of integrated circuits to OSAT companies. The outsourcing allows the fabless integrated circuits companies and IDMs to focus on their core competencies that provide competitive edge and differentiation.

Wafer Fabrication

The wafer fabrication process begins with the generation of multiple masks that define the circuit patterns for the transistors and interconnect layers that will be formed on the raw silicon wafer. The transistors and other circuit elements are formed by repeating a series of process steps where photosensitive material is deposited onto the wafer; the material is exposed to light through the mask in a photolithography process; and finally the unwanted material is removed through an etching process, leaving only the desired circuit pattern on the wafer. There are also ion implant steps that determine the electrical characteristics of the devices. The wafer fabrication steps can also include wafer probe, wafer bumping and input/output trace redistribution as an optional capability, but these steps can also be done by the OSAT companies.

Some of the leading foundries that undertake wafer fabrication include TSMC, Globalfoundries, UMC and SMIC, among others. Samsung, which is also an IDM, is also active in the foundry business, with Apple as its leading customer in the past. Intel also has limited activities in the wafer foundry business.

The trend in the semiconductor industry is toward increased outsourcing of wafer fabrication.

Assembly and Testing

Assembly:    The assembly process involves packaging the semiconductor chip to protect it from moisture and contamination and to provide the wired connections so that the semiconductor chip can be installed into electronic systems and enable the dissipation of heat. In the assembly process, the wafers, which are mainly 200mm and 300mm in diameter, are cut into individual dies which are then attached to a carrier with an epoxy adhesive. Typically leads on the substrate are then connected by extremely fine wires to the input/output terminals on the die through the use of automated equipment known as “wire bonders”. Another approach is to add bumps to the die and attach the bumps to a substrate. Finally, each die is encapsulated in a molding compound, thus forming the package, which is rugged and can be installed into a smartphone or other electronics equipment.

Testing:    Testing is a process to ensure that the functionality of semiconductor integrated circuits conforms to specific product and performance specifications. Testing services are performed twice during a typical assembly process: before and after packaging. In the pre-packaging test phase, a process called “wafer probing” is conducted and refers to a procedure whereby a processed wafer is tested to determine if the integrated circuits fabricated on it are functioning according to customer specifications. After the integrated circuits have been assembled in the package, a final test is performed to ensure that the finished product is functioning correctly.

Both probe and final test involve developing testing programs that operate on sophisticated and high cost testing equipment. The customized testing programs electrically test a number of attributes of the semiconductors, including functionality, speed, power consumption and electrical characteristics. Testing know-how and experience accumulated over years of servicing customers forms a major barrier to new entrants and drives customer loyalty.

Assembly and final testing is either done in-house by the semiconductor integrated circuit companies or is outsourced to OSAT companies that have developed high levels of assembly and test expertise over many years. Some of the leading OSAT companies include Advanced Semiconductor Engineering Inc., Amkor Technology Inc., Siliconware Precision Industries Co., Jiangsu Changjiang Electronics Technology Co Ltd, PowerTech, Inc. and UTAC.

The OSAT industry is well established and is taking over an increasing percentage of assembly and test due to the high level of automation and the high skill base that has been developed over many years.

Types of Integrated Circuits

Semiconductor integrated circuits can be categorized primarily into mixed-signal and logic, memory and analog. The historical and projected market size of the worldwide semiconductor integrated circuits market by product types of integrated circuits is shown in the following figure:

Figure 7. Worldwide Semiconductor Integrated Circuits Market by Product Types of Integrated Circuits (in $ billions)

Source: IBS, March 2015

Mixed-signal and logic, memory, and analog products represented 54.1%, 29.8% and 16.1%, respectively, of the total market revenue of the worldwide semiconductor integrated circuits market in 2014. Brief descriptions of the key types of integrated circuits are set out below.

Analog

Analog products are used in nearly all electronic devices. The output signal level of an analog integrated circuit is dependent on the extent of the power supply to the circuit and as such, analog integrated circuits can connect to and manipulate varying electrical signals. Analog integrated circuits are commonly used as audio-frequency and radio-frequency amplifiers.

Examples of analog semiconductors include power management integrated circuits (such as power converters, regulators, battery chargers, among others), amplifiers, data signal conversion (from analog-to-digital and vice versa) products and some analog-centric mixed-signal products which include specialty analog functionality, with small digital blocks. Battery-powered portable electronic devices, such as tablets and smartphones, have high analog content to manage power and battery life and to process high-frequency signals that interface with the external environment. Most electronic products require the use of analog semiconductors, resulting in hundreds of thousands of different analog product types. As such, analog products have been a large and stable segment of the semiconductor market for many decades with a relatively steady growth profile. Total market revenue from sales of analog integrated circuits increased at a CAGR of 4.8% from 2012 to 2014 and is expected to increase at a CAGR of 6.4% from 2014 through 2020.

Mixed-signal & logic

Mixed-signal integrated circuits are semiconductors that contain both digital and analog circuits on the same chip. Mixed-signal integrated circuits are often used to convert analog signals to digital signals so that digital devices can process them. For example, mixed-signal integrated circuits are essential components for frequency modulation tuners in digital products such as media companies, which have digital amplifiers. Due to their complexity, advanced technology is usually used to manufacture and design such chips in order to minimize power consumption and reduce costs. Mixed-signal products can provide lower-cost solutions than discrete analog and digital products for many high-volume applications. Mixed-signal products represent a high-growth segment of the semiconductor market. Total market revenue from sales of mixed-signal integrated circuits increased at a CAGR of 4.5% from 2012 to 2014 and is expected to increase at a CAGR of 8.1% from 2014 through 2020.

Logic integrated circuits operate at only a few defined levels or states, rather than over a continuous range of signal amplitudes. Logic includes digital portion of micro processing unit (used in personal computers, tablet computers, and servers), microcontroller unit (used in automotive and many other applications), special purpose logic (used in handsets and graphics), field-programmable gate array and application-specific integrated circuit (used in communications). Total market revenue from sales of logic integrated circuits decreased from $53.2 billion in 2012 to $47.3 billion in 2014 but is expected to increase at a CAGR of 3.5% from 2014 through 2020.

Memory

Dynamic random-access memory, or DRAM and NAND Flash, a type of non-volatile storage technology that does not require power to retain data, together comprise the majority of the memory semiconductor market. DRAM stores information as long as power is provided. Historically, computers represented one of the largest demand drivers for DRAM. Today, mobile DRAM is increasing in prominence as mobile operating systems have become more advanced and require more memory to process data intensive applications. NAND Flash facilitates the storage of permanent data (that is, memory is retained even without power). One of the key segments for NAND Flash is solid state drives which is a higher growth market as they are used in products such as smartphones, tablets and ultra-thin notebook computers. Hard disk drives, or HDDs, typically used in PCs are growing at a slower pace.

Total market revenue from sales of memory integrated circuits increased at a CAGR of 18.4% from 2012 to 2014 and is expected to increase at a CAGR of 6.1% from 2014 through 2020. The key reason for the sharp growth in 2012 to 2014 was the high growth of the DRAM market, which was primarily due to the increase in the price of DRAM products after consolidation in the industry.

Assembly and Test Market

The semiconductor assembly and test industry is made up of IDMs and specialized contract manufacturers (that is, OSAT vendors) that perform assembly and test services for the various segments in the semiconductor industry. The assembly and test market revenue is expected to grow from $50.1 billion in 2014 to $70.7 billion in 2020. Outsourced assembly and test as a percentage of overall assembly and test revenue is expected to grow from 55.2% to 61.3% in the same period.

OSAT Industry

The worldwide OSAT market companies’ revenue has grown from $24.3 billion in 2012 to $27.7 billion in 2014, and is expected to grow at a 7.8% CAGR from 2014 through 2020 to reach $43.4 billion in 2020, compared to 6.5% for the semiconductor integrated circuits production industry. This growth is in part driven by the increase in outsourcing by semiconductor vendors. For example, OSAT companies’ revenues as a percentage of overall assembly and test demand are expected to increase from 55.2% in 2014 to 61.3% by 2020. The other factor driving the increased percentage of OSAT companies’ revenues is the higher growth of fabless semiconductor vendors compared to the legacy IDM vendors.

The emergence and growth of the OSAT sector is driven by the need to support multiple assembly types which is inefficient for a single company to support, while OSAT companies’ can support multiple customers. Technology advancement shortens product life cycles, increases time-to-market pressures and requires semiconductor companies to focus on core competencies, which, in most cases, is related to product design. In addition, assembly and test companies benefit from economies of scale as they provide specialized services to a larger base of customers across a variety of end product segments. Assembly and test facilities require capital investment and constant technological advancement to keep pace with changes in integrated circuit product features.

Historically, however, IDMs were generally vertically integrated, with major tasks such as designing, manufacturing, assembly and test all performed in their own facilities. Over the years, the manufacturing, assembly and test stages of the value chain have increasingly been outsourced as OSATs establish a strong skill base and achieve more efficient utilization of equipment and capacity. As semiconductor companies outsource assembly and test, it becomes difficult and costly to bring that capability back in-house.

The availability of independent wafer manufacturing, assembly and test providers has allowed new fabless design companies to emerge that can focus on product design and, in many cases, dominate segments of the semiconductor integrated circuits market. The establishment of design companies, such as Qualcomm, Broadcom, MediaTek, and others that have achieved high revenue growth, is a key driver for the growth of the market for independent foundry, assembly, and test services. Having access to a broad base of support services has enabled the semiconductor industry to better manage capital expenditures, research and development costs, and engineering resource requirements, and this approach is becoming more prevalent as the cost of participation in the semiconductor industry increases and technology becomes more complex.

Assembly outsourcing revenues as a percentage of overall assembly demand is expected to increase from 54.8% in 2014 to 60.8% by 2020 translating into a CAGR of 7.9%. The key reasons for the increase in outsourcing are the requirements of semiconductor vendors to increase resources focused on product design, and for semiconductor companies to generate revenues from products. With the availability of assembly support from highly skilled OSAT companies’, product costs and time-to-market for new products can be reduced.

Figure 8. Worldwide Integrated Circuits Assembly Market (in $ billions)

Source: IBS, March 2015

Test outsourcing revenues as a percentage of overall test demand is expected to increase at a CAGR of 7.2% from 56.8% in 2014 to 63.6% by 2020. Test outsourcing is expected to gain momentum as OSATs continue to build their expertise in testing high precision and complex analog and mixed-signal products. There are financial benefits for semiconductor companies to outsource testing, provided that the OSAT companies’ used have strong expertise in test. Historically, analog and mixed-signal products were tested internally, but there is a trend towards outsourcing as OSAT companies’ have developed high levels of testing skills and eliminated capex requirements for test equipment.

Figure 9. Worldwide Integrated Circuits Test Market (in $ billions)

Source: IBS, March 2015

Product Drivers of the OSAT Industry

In 2014, mixed-signal and logic, memory, analog and other segments accounted for 58.7%, 18.4%, 8.1%, and 14.9%, respectively, of the OSAT market by revenue. The projected growth of the OSAT market by product category is shown in the following figure.

Figure 10. OSAT Market by Product Category (in $ billions)

Source: IBS, March 2015

Note:

(1)	Others include power semiconductors, multichip modules (which include multiple IP blocks), MEMS, Optical semiconductors, among others

Assembly and test for the mixed-signal and logic product categories has one of the highest expected CAGRs of any product category from 2014 through 2020 due to the expected strong demand for high-end smartphone devices. Analog is also expected to register high growth due to increased demand in power management applications. In analog segment, UTAC is one of the world’s leading outsourced semiconductor test and assembly providers, accounting for a global market share by revenue of 13.7% in 2014. Memory is also expected to record healthy growth (although slightly lower than overall growth in OSAT industry) due to increased outsourcing by IDMs and the growth of multichip packages, which include memory functions and controllers. There is also increased participation by smartphone vendors, including Apple, in outsourcing memory module manufacturing.

Within the analog segment, the more advanced and relatively smaller form factor packages such as quad-flat no-lead, or QFN, are widely used in smartphones and other high-growth applications, and this pattern is expected to continue. The combination of mixed-signal and logic products makes the mixed-signal and logic product categories the largest category in terms of volume and accounted for 71.1% of the total market of assembly and test services for QFN packages in 2014, however then, analog QFN packages is expected to be the highest growth product category and is expected to grow at 15.9% CAGR from 2014 through 2020 due to increased outsourcing by semiconductor vendors. OSAT support almost 85% of the total QFN volume in 2014 and is expected to increase further to 87% by 2020. In 2014, UTAC ranked fifth and shipped approximately 8.6% of global QFN package volume.

Figure 11. QFN Packages by Product Supported by OSAT (Units in billions)

Source: IBS, March 2015

Outsourcing Trend

Outsourcing has increasingly become a trend in the semiconductor industry. The growth of outsourced assembly and test will outpace the growth of the semiconductor industry as a whole. IBS forecasts that the outsourcing ratio for assembly and test will increase from 55.2% in 2014 to 61.3% by 2020 translating into a CAGR of 7.8%, higher than the growth in sales of the overall semiconductor integrated circuits industry CAGR of 6.5% in the same period. IBS believes that the outsourcing of semiconductor manufacturing services, in particular of assembly and test services, will increase for a number of reasons, including:

•

Growth of fabless integrated circuits vendors.    Fabless semiconductor companies are expected to grow at a faster rate than IDMs, increasing from 29.2% of the integrated circuits market in 2014 to 39.4% in 2020, because many fabless semiconductor companies have been able to utilize their new design capabilities for new products more effectively compared to most IDMs. Instead of developing new products that can optimize market participation, IDMs often need to take into consideration the capabilities of their own wafer fabrication as well as assembly and test facilities when designing products. This sometimes prevents IDMs from developing and marketing products which would be most well-received by the market. On the other hand, fabless companies are able to focus on the high-growth segments of the market and have been able to leverage foundry vendors and OSAT companies to strengthen their market position.

Figure 12. Fabless Integrated Circuits as a % of the Integrated Circuits Market (in $ billions)

Source: IBS, March 2015

•

Asset-light strategies of IDMs.    The manufacturing facilities for semiconductors can require significant management attention due to the need to maintain a high capacity utilization rate for facilities that required large capital investments. By utilizing the capabilities of the foundry vendors as well as OSAT companies, IDMs are able to focus their financial resources on developing differentiation products and marketing these products to a large customer base. Furthermore, semiconductor integrated circuits are becoming more complex and more integrated because of the ongoing trend of device convergence, which translates to more semiconductor content in smaller form factors. IDMs are increasingly showing a preference for focusing their resources on designing more complex products that are also more power-efficient integrated circuits that can also have small form factors. There is the counter factor that manufacturing facilities that do not operate at high levels of capacity utilization are very high cost. Foundry outsourcing is expected to continue to grow and accounted for 54.4% of the total wafer supply in 2014 and will increase to 60.6% in 2020 as IDM companies eliminate their wafer fabs. For example, Japanese semiconductor companies are increasingly shifting to fabless or fab-lite models which results in increased demand for foundry and OSAT companies’ support. The Japanese outsourced semiconductor assembly and test market was $4.8 billion in 2014 and is projected to grow to $6.3 billion in 2020, implying a compound annual growth rate of 4.7% over this period.

Figure 13. Split of Wafer Sales Between Foundry and IDM (in $ billions)

Source: IBS, March 2015

•

Increasing difficulty for IDMs to maintain assembly and test business in-house:    The level of skill and technology required for assembly and test has increased significantly in the last decade, and many of the IDM companies have had difficulties tracking these trends. A steeper technology and process knowhow curve, coupled with proliferation in number of packages (the industry presently has more than 2,000 unique packages) has resulted in IDM companies finding it hard to achieve economies of scale from their internal assembly and test, which can reduce the cost competitiveness of IDM companies. In addition, OSAT companies are generally located in low-cost geographic areas and have developed high levels of skill in having efficient equipment utilization while providing low cost and high-quality services. It is, consequently, more efficient for the IDM companies to outsource assembly and test to specialized OSAT companies that are also able to spread their costs over a large number of customers than to have their own dedicated facilities, which will be low volume in many cases.

OSAT companies have demonstrated the effectiveness of their approaches over a number of years, and IBS believes the trend of increasing outsourcing is gaining momentum.

•

Foundry vendors unlikely to encroach into OSAT space:    The differences in financial metrics between the foundry business and assembly and test business are key differentiators or factors that are likely to inhibit foundry vendors from participating in many of the high volume assembly and test activities. For example, the gross profit margin of foundry companies such as TSMC is approximately 50% whereas typical gross profit margin of assembly and test companies tends to be between 15% and 20%. Furthermore, the skill sets and technology requirements within the wafer foundry business are radically different from those within the mainstream assembly and test business, which makes it difficult to be effective in managing both types of businesses.

•

Time-to-market pressure of customers:    OSAT companies’ ability to reduce production lead-times through package technology expertise and access to a wide range of package types allow IDM and fabless companies to bring new products to the market within short time windows. This trend leads IDM and fabless companies to rely more on turnkey (that is both assembly and test) services. OSAT companies can further simplify the logistics associated with supporting customers in fast-moving markets such as smartphones. This leads to higher preference for OSAT companies that can offer turnkey solutions to their customers.

Other Key Industry characteristics

•

High entry barriers for new entrants:    Not only is the required initial capital expenditure very large for new entrants in the assembly and test business, but it is also difficult for IDM companies to bring back assembly and test capabilities in-house once they outsource their assembly and test capabilities.

The loss of human capital and manufacturing know-how and the need to make large capital expenditure investments would likely result in IDM companies that bring assembly and test back in-house non-cost competitive. IDM companies would also need to commit management resources to areas that would not provide good financial returns. New entrants would need to establish customer relationships as well as make large up-front investments that would result in their not being cost competitive. The major OSAT companies are, consequently, well-positioned to take over an increasing portion of the value chain within semiconductor manufacturing. Test services are characterized by a high degree of engineering complexity and customization and hence require extensive collaboration between the OSAT companies and its customers. In many instances, this involves customers granting early and continued access to their proprietary test technology that is needed to develop optimal and tailored test solutions for the customers. In addition, test services have stringent customer qualification processes which require significant resource commitments to complete. The result is that the barriers to entry in test are high.

•

Increasing preference for turnkey solution providers by IDM and fabless customers:    Customers prefer turnkey OSAT companies for a variety of reasons: Turnkey solution providers typically offer shorter turnaround times compared to individual assembly and test companies, are able to diagnose problems faster, and are able to handle a wide range of complexity in both assembly and test (for some products, such as analog, test may be more complex than assembly services, while for other products, such as mixed-signal products, assembly services may be more complex). A single point of interface for assembly and test can simplify and make the supply chains more efficient.

•

Growth in automotive market:    Semiconductor content per vehicle is increasingly driven by a combination of factors including government regulation of safety and emissions, standardization of higher-end options across a greater number of vehicle classes, and consumer demand for greater fuel efficiency and new comfort and multimedia applications. A wide range of semiconductor products is consumed in automotive applications, with increasing importance on analog and mixed-signal functionality. It is expected that the electronics content of automobiles will continue to increase over time, with greater use of MEMS and image sensors.

•

Growth in IoT:    The IoT ecosystem is a high-growth emerging segment for semiconductor and OSAT vendors. The IoT market will be an important growth driver for OSAT companies because of the high volumes involved and the need for precision assembly and small form factor technology. Many high-growth segments of the IoT market are expected to have significant analog and radio frequency content. The analog unit shipments as a percentage of total integrated circuits volume have increased due to the increasing number of external interfaces that need to be supported. The analog integrated circuits volume accounted for 53.0% of total integrated circuits volume in 2014 and is expected to grow further to 58.5% of total integrated circuits volume by 2020.

Figure 14. Integrated Circuits Unit Volume Trends

Source: IBS, March 2015

Asia Pacific / China Have The Highest Growth

The OSAT market by geographic segment is shown in the following figure:

Figure 15. OSAT Market Growth by Geographic Region (CAGRs 2014A-2020E)

Source: IBS, March 2015

Note:

(1)	Excluding Japan and China

China has the highest growth, followed by Asia Pacific (excluding Japan and China) and North America. China is evolving from being the manufacturing base for low technology products to being the manufacturing base for highly complex smartphones, tablet computers and other products that can be sold into the global markets.

Asia Pacific (excluding Japan) and China are the dominant supply base for assembly and test. Asia Pacific (excluding Japan) and China accounted for 26.8% of the OSAT market demand in 2014, and is expected to increase to 32.9% by 2020. In particular, the Chinese market is expected to experience the highest growth, with a 17.1% CAGR from 2014 through 2020, and is increasingly adopting higher levels of automation. Because of the high growth of semiconductor consumption in Asia, there is also a need to establish the full semiconductor supply chain in Asia, where over 85% of pure-play foundry capacity is also currently located. The dominant supply base for assembly and test services is in Asia Pacific, of which China is expected to show the strongest growth in the segment from a relatively low revenue base. The advanced technology and highly efficient OSAT companies continue to be from Taiwan, Singapore, and South Korea.

OSAT Industry Landscape

The worldwide OSAT market is dominated by the top 10 companies, which represent approximately 60% of the overall OSAT market in terms of revenue in 2014. The market share of top 10 companies is expected to increase further due to the need to have access to technological leadership. Technological leadership and assembly and test proficiency are key differentiators in this market. There is a concentration of the vendor base in Asia Pacific, with the full supply chain for electronics and semiconductors strengthening in China, Taiwan, South Korea, and Singapore. The top 10 OSAT companies by revenue in 2014 are set forth in the following table:

Figure 16. Top 10 OSAT Companies by Revenue (2014, $ in millions)

Ranking	Companies	OSAT revenue	% market share	Assembly	% of OSAT revenue	Test	% of OSAT revenue
1	ASE	4,656	16.8%	3,837	82.4%	818	17.6%
2	Amkor	3,129	11.3%	2,676	85.5%	454	14.5%
3	SPIL	2,627	9.5%	2,312	88.0%	315	12.0%
4	STATS ChipPAC(1)	1,586	5.7%	1,231	77.6%	355	22.4%
5	Powertech	1,266	4.6%	950	75.0%	317	25.0%
6	Jiangsu Changjiang(1)(2)	904	3.3%	660	73.0%	244	27.0%
7	UTAC	861	3.1%	567	65.9%	294	34.1%
8	ChipMOS	696	2.5%	484	69.5%	212	30.5%
9	Chipbond(3)	559	2.0%	447	80.0%	112	20.0%
10	King Yuan	515	1.9%	31	6.0%	483	93.8%

Source: IBS, March 2015

Notes:

(1)

Jiangsu Changjiang announced the acquisition of Stats ChipPAC (except its Taiwan operations) in December 2014 which is not completed yet. Giving effect to that acquisition, UTAC would be ranked 6th based on revenue in 2014.

(2)	Estimates for OSAT revenues and revenue split by assembly and test in 2014.

(3)	Estimates for revenue split by assembly and test in 2014.

HISTORY AND CORPORATE STRUCTURE

History

UTAC Holdings was incorporated in Singapore on November 9, 2010 as Cerisier Limited and subsequently changed its name to UTAC Holdings Ltd. on June 14, 2011.

We started operations in 1997 as United Test Center Singapore Pte. Ltd. in Singapore, and in 1999, we acquired the memory semiconductor test assets and operations and the associated employees of Fujitsu Microelectronics Asia Pte. Ltd., a Singapore subsidiary of a leading Japanese integrated device manufacturer. We began offering memory test services in late 1998 and shortly thereafter extended our services to include turnkey assembly and test of DRAM.

In May 2000, we changed our name to “United Test and Assembly Center Ltd,” and converted to a public limited company.

In 2003, we established our operations in Shanghai, China through the incorporation of our subsidiary, USC.

In February 2004, USG1 completed its initial public offering in Singapore.

In March 2005, USG1 acquired UltraTera Corporation (now known as UTC), a company in Taiwan. UTC’s test business, being mostly focused on memory devices, increased our customer reach in Asia, particularly customers in Taiwan.

In June 2006, USG1 acquired NS Electronics Bangkok (now known as UTL), a company in Thailand, for $168.7 million, which added a strong analog assembly business and diversified our service offerings.

In October 2007, we were privatized when Global A&T Electronics, an entity controlled by our principal shareholders, Affinity Equity Partners and TPG Capital, acquired all of the issued shares of USG1 and its subsidiaries.

In February 2010, we acquired ASAT Limited (now known as UHK), and its subsidiary, ASAT Semiconductor (Dongguan) Limited (now known as UDG), with its semiconductor assembly and test operations in Dongguan, China, from ASAT Holdings Limited for a cash consideration of $44.3 million. This acquisition together with our earlier acquisition of NS Electronics Bangkok strengthened our position and intellectual property portfolio in QFN packages.

In 2013, we sold one of our facilities and certain equipment in Singapore and discontinued our operations in Chengdu, as part of our cost reduction exercise.

On June 2, 2014, we acquired the semiconductor assembly and test facilities owned by Panasonic in Singapore, Indonesia and Malaysia, which added capabilities to our business in the automotive and industrial end-markets. This acquisition is further described below. Following the completion of the acquisition of the semiconductor assembly and test facilities owned by Panasonic, we set up a sales office in Japan to penetrate and increase our presence in the Japanese market.

Corporate Structure

We are headquartered in Singapore, with production facilities located in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. Our production facilities:

•	in Singapore, are operated by United Test and Assembly Center Ltd and UTAC Manufacturing Services Singapore Pte Ltd;

•	in Thailand, are operated by UTAC Thai Limited;

•	in Taiwan, are operated by UTAC (Taiwan) Corporation;

•	in China, are operated by UTAC Dongguan Ltd and UTAC (Shanghai) Co., Ltd.;

•	in Indonesia, are operated by PT UTAC Manufacturing Services Indonesia; and

•	in Malaysia, are operated by UTAC Manufacturing Services Malaysia Sdn Bhd.

As of the date of this prospectus, UTAC Holdings is fully owned by Global A&T Holdings, and the chart below summarizes the corporate legal structure of UTAC Holdings:

Notes:

(1)	Facility that we acquired from Panasonic on June 2, 2014.

(2)	Significant subsidiary, as such term is defined under Rule 1-02 of Regulation S-X of the Securities Act.

Acquisition of Semiconductor Assembly and Test Businesses from Panasonic and Related Contract Manufacture Agreement and Other Agreements

In February 2014, our subsidiary, UTAC Manufacturing Services Limited, entered into a share purchase agreement with Panasonic to acquire Panasonic’s semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia. The key products manufactured by these new facilities we acquired from Panasonic are ceramic leadless chip carrier and ceramic land grid array image sensor packages, transistor outline packages, laser detector hologram units, small outline transistors and integrated circuit cards, which are mainly used in the automotive, industrial and medical end-markets.

The total consideration payable is $96.5 million. We paid $6.5 million as the first installment payment under the share purchase agreement, and $2.0 million as the initial transitional services under the transitional services agreements at the closing of the transaction on June 2, 2014. The remaining installment payments of $90.0 million under the share purchase agreement and transitional services of $18.0 million are payable over the next five years, with the final installment payments due in March 2019.

In this transaction, we acquired the subsidiaries through which Panasonic conducted its Indonesian and Malaysian semiconductor assembly and test businesses, as well as a new Singapore subsidiary incorporated by Panasonic for the acquisition. Prior to completion, Panasonic undertook a restructuring exercise and transferred its Singapore semiconductor assembly and test business, including the manufacturing facility and other assets used in this business, to this new Singapore subsidiary sold to us in the acquisition.

In connection with this acquisition, we entered into a contract manufacture agreement with Panasonic pursuant to which we have agreed to provide assembly and test services to Panasonic. Unless earlier terminated in accordance with its terms, the contract manufacture agreement expires on June 30, 2019. Please refer to “Business – Major Customers – Contract Manufacture Agreement with Panasonic” for further details.

The share purchase agreement provides for a set off mechanism such that amounts owing to us under the other acquisition-related agreements may be used to offset our payment obligations under the share purchase agreement. As a result, if Panasonic fails to make payment of liquidated damages where required, we would be able to reduce the installment payments due under the share purchase agreement with the amounts owing from Panasonic. See “Risk Factors – We have not received the full amount of revenues expected to be generated by the contract manufacture agreement with Panasonic in the first year of operations of our Singapore, Indonesia and Malaysia semiconductor assembly and test businesses since our acquisition of these businesses from Panasonic, and Panasonic may not be able to fulfill their subsequent commitments stipulated under the contract manufacture agreement; and we may choose not or be unable to enforce our contractual rights against Panasonic” for details of the risks relating to the contract manufacture agreement.

In addition, Panasonic has agreed to provide us with certain transitional services over a five year period following this acquisition including the provision of various training and technical advice to our employees and to facilitate our operation of each of the newly acquired facilities as part of a system license and support agreement which we entered into with Panasonic. Under the system license and support agreement, Panasonic has also agreed to grant us a non-transferable and non-exclusive right to sub-license to certain of our subsidiaries, and a perpetual, non-exclusive, non-royalty bearing, non-sub-licensable, non-transferable and irrevocable right and license, to use the prevailing licensed systems used by Panasonic’s semiconductor assembly and test business in Singapore, Indonesia and Malaysia.

In addition, we have entered into a technical support and intellectual property right master license agreement with Panasonic whereby we have been granted a royalty free perpetual right and license to sub-license and use the portfolio of intellectual property used by Panasonic’s semiconductor assembly and test business in Singapore, Indonesia and Malaysia. See “Business – Intellectual Property” for further details.

Panasonic’s rights and obligations under the contract manufacture agreement and other agreements relating to the transitional services have been assigned and transferred in full to Panasonic Semiconductor Solutions, Inc. following a restructuring of the Panasonic group’s semiconductor business in 2014.

BUSINESS

Overview

We are a leading independent provider of assembly and test services for a broad range of semiconductor chips (also known as integrated circuits) with diversified end-uses, including in communications devices (such as smartphones, Bluetooth and WiFi), consumer devices, computing devices, automotive applications and industrial and medical applications. We believe our diversity across end-markets positions us well to benefit from the growing proliferation of connectivity between devices, also known as the Internet of Things.

We offer our customers a full range of semiconductor assembly and test services in the following key product categories: analog, mixed-signal and logic, and memory. We also integrate our service offerings to provide full turnkey solutions, including wafer probing, wafer processing, assembly, testing and the direct shipment of semiconductors to users designated by our customers. In addition, we also provide test development services.

Our customers are primarily fabless companies, integrated device manufacturers and wafer foundries. Our expertise in assembly and test services accumulated through years of engineering experience has allowed us to develop long-standing and well-established relationships with our customers, many of whom are leaders in their respective product categories. In 2014, our top ten customers by sales were Panasonic, Broadcom, Texas Instruments, Maxim Integrated, Taiwan Semiconductor Manufacturing Company, SanDisk, Microchip Technology, STMicroelectronics, Formosa Advanced Technologies Co., Ltd, or FATC, and Power Integrations.

We are headquartered in Singapore, with production facilities located in Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. In China, our facilities are located in Dongguan and Shanghai. As of December 31, 2014, our office and manufacturing space at our facilities covered an area of approximately 275,770 square meters, and we operated 3,024 wire bonders and 1,673 testers. In addition to our assembly and test facilities, we have a global sales network focused on five regions: United States, Japan, Taiwan and China, rest of Asia and Europe, with sales offices and employees located in each of these regions.

Customers that we classify as operating in the communications end-markets accounted for approximately 39.7%, computing end-markets accounted for approximately 18.9%, consumer end-markets accounted for approximately 15.7%, automotive end-markets accounted for approximately 9.0% and industrial, medical and other end-markets accounted for approximately 16.7% of our sales in 2014, respectively. Based on our management’s determination of the dominant product categories that are served by our customers, in 2014, the analog, mixed-signal and logic, memory and other product categories accounted for 47.8%, 36.8%, 7.6% and 7.8% of our assembly sales, and 12.0%, 62.6%, 17.9% and 7.5%, respectively, of our test sales.

Our Chief Executive Officer, Dr. William John Nelson, joined us in October 2012. Following his arrival and the recruitment of many of the current members of our senior management team including Mr. Douglas J. Devine, our Chief Financial Officer, Mr. Asif R. Chowdhury, our Senior Vice President of Product Line and Marketing, Mr. Jeffrey R. Osmun, our Senior Vice President of Worldwide Sales and Dr. Frank R. Myers, our Senior Vice President of Operations, we renewed our focus on operational and fiscal discipline, customers and growth in our business. Under our new management, we streamlined our operations through the centralization of our business management, sales, marketing, procurement, research and development and quality functions. In addition, we successfully completed the acquisition from Panasonic of its semiconductor assembly and test facilities in Singapore, Indonesia and Malaysia. This acquisition equipped us with new automotive and industrial capabilities, and diversified the services we offer and the end-markets we serve.

In 2014, we had sales of $860.3 million, an increase of 15.0% compared to sales of $748.4 million in 2013. In 2014, 66.1% of our sales were from assembly services and 33.9% of our sales were from test services. In 2014, our analog, mixed-signal and logic, and memory and other product categories accounted for 35.7%, 45.5% and 11.1% and 7.7% of our sales, respectively. Our adjusted EBITDA was $252.4 million in 2014, an increase of 22.1% compared to adjusted EBITDA of $206.8 million in 2013.

Our adjusted EBITDA margin for 2014 was 29.3% compared to our adjusted EBITDA margin for 2013 of 27.6%.

Our Strengths

We believe that the following competitive strengths differentiate us in the outsourced semiconductor assembly and test industry and contribute to our success in growing our sales, customer base, market share and profitability:

Advanced test capabilities enable full turnkey solutions

We are a leading provider of advanced semiconductor test capabilities. We focus on test services as they drive higher profitability than assembly services and assist us in securing customers for full turnkey services (where we provide both assembly and test services). In 2014, we derived 33.9% of our sales from test services, which represents a higher proportion of our sales than that of our key competitors, indicating our strength in test. As of December 31, 2014, we had an installed base of more than 1,600 testers, which we believe is one of the largest in the industry and supports a wide range of integrated circuits. In particular, we are a leader in mixed-signal and logic test, from which we derive the majority of our test sales.

Test services are characterized by a high degree of engineering complexity and customization. Test services, especially test program and development, require extensive collaboration with customers. In many instances, customers grant us early and continued access to their proprietary testing technology that is needed to develop optimal and tailored test solutions for them. As a result, test services have stringent customer qualification processes which require significant resource commitments to complete. Deep process knowhow and experience is therefore important in order to maintain high utilization of testing platforms, and critical to preserve profitability. We believe that these factors result in high barriers to entry for new entrants to the test segment.

Our significant process knowhow accumulated over 17 years of engineering experience in the provision of test services has enabled us to secure and retain many of our key customers and we believe this knowhow positions us well to further grow our market share in the outsourced test services segment as well as to continue to grow our turnkey services.

Leadership in analog and mixed-signal semiconductors

We believe we are a leader in service and technology with respect to assembly and test services in analog, and mixed-signal and logic products, and this leadership differentiates us from our competitors and provides us with a platform for continued growth. The analog and mixed-signal and logic product categories accounted for 35.7% and 45.5%, respectively, of our sales in 2014. Our competitive strengths within each of these product categories include the following:

Analog.    We are one of the world’s leading outsourced semiconductor assembly and test providers in the analog product category, accounting for a global market share by revenue of 13.7% in 2014, according to IBS. In 2014, we provided test and assembly services to seven out of the world’s top ten analog semiconductor companies (ranking in terms of 2014 revenue according to the Gartner Report entitled “Market Share: Semiconductor Devices and Applications, Worldwide, 2014 Published: March 2015”). Our expertise is deep and broad. In particular, our Thailand plant, which focuses on the analog product category, has one of the largest outsourced semiconductor assembly and test operations in the country and was established over 40 years ago, and is able to profitably service high mix and low volume requirements of our analog customers.

In particular, we have strong expertise in applications utilizing quad flat no-lead, or QFN, packages, a type of packaging used more frequently for analog integrated circuits. QFN packages comprise more than a quarter of our total sales. According to IBS, we accounted for approximately 8.6% of the global QFN package by volume in 2014.

According to IBS, the outsourced integrated circuit analog market is expected to grow at a compound annual growth rate of 7.9% in terms of revenue from 2014 through to 2020. We believe that this growth is expected to be primarily driven by proliferation of the Internet of Things or connected devices, which includes a wide variety of consumer devices, automotive applications, medical devices, smartphones and others. Additionally, QFN packages are particularly well suited for smartphones and tablets given their thinner form factors. According to

IBS, these analog QFN packages are expected to grow at a significantly higher growth rate in terms of volume (compared to growth in the outsourced analog integrated circuit market) of 15.9% from 2014 to 2020. Our broad portfolio of analog packaging technologies and extensive manufacturing know how positions us well to capitalize on anticipated growth in analog integrated circuits.

Mixed-Signal and Logic.    We provide services to some of the leading companies in the mixed-signal and logic product category such as Broadcom, Taiwan Semiconductor Manufacturing Company and STMicroelectronics We leverage on our deep expertise in analog integrated circuits, which typically require greater engineering and technical expertise compared to standard digital integrated circuits, to service our key mixed-signal customers. We also offer assembly and test solutions for a wide range of logic integrated circuits.

In particular, we believe we are a leader in the provision of assembly and test solutions for mixed-signal integrated circuits with unique power management requirements and lead-frame based QFN packages with integrated flip chip die. With our global market share of 5.3% in 2014 based on revenue according to IBS, mixed-signal and logic testing is one of our core strengths.

Well-positioned capabilities and products across multiple attractive end-markets

We derived approximately 39.7% of our sales in 2014 from the fast-growing communications end-market and 9.0% from the stable and steady-growth automotive end-market. According to IBS, these end-markets contributed approximately 42.2% of global semiconductor consumption in 2014 and are expected to have a compound annual growth rate of 8.5% and 9.1% from 2014 through 2020, respectively.

We provide services for semiconductors for a well-diversified range of end-markets including communications, consumer, computing, automotive, and industrial and medical. Customers that we classify as operating in the communications end-markets accounted for approximately 39.7%, computing end-markets accounted for approximately 18.9%, consumer end-markets accounted for approximately 15.7%, automotive end-markets accounted for approximately 9.0% and industrial, medical and other end-markets accounted for approximately 16.7% of our sales in 2014, respectively. According to IBS, the total market revenue from sales in the communications, consumer, computing, automotive, industrial, medical and other end-markets accounted for 34.8%, 19.6%, 34.4%, 7.4% and 3.9% of the total integrated circuits market in 2014. We are well positioned to capture the overall growth in the automotive end-market and the proliferation of Internet of Things, which are expected to grow at compound annual growth rates of 9.1% and 19.3% in terms of revenue from 2014 through 2020, respectively, according to IBS.

We believe the breadth of products and services we offer in these end-markets is a key driver of our strong market position in the overall outsourced semiconductor assembly and test industry.

Long-standing and well-established partnerships with leading industry players

We believe that our strength in assembly and test capabilities, has enabled us to develop long-standing and symbiotic relationships with the majority of our customers, many of whom are leaders in their respective product categories in the semiconductor market. Our key customers include Broadcom, Maxim Integrated, Microchip Technology, Panasonic, Power Integrations, SanDisk, STMicroelectronics, Taiwan Semiconductor Manufacturing Company and Texas Instruments. In 2014, based on feedback received from customers, a majority of our top ten customers by sales rank us among their top two suppliers in terms of quality of services.

The average age of our relationships with our top ten customers by sales, with the exception of Panasonic, is currently ten years. We believe the depth of our relationships allows us to grow market share with our existing customers, which in turn results in customer loyalty and retention.

Streamlined cost structure and investment discipline for capital expenditure

We have a broad and geographically diversified operational footprint, with a total manufacturing and office space of 275,770 square feet, strategically located across Singapore, Thailand, Taiwan, China, Indonesia and Malaysia. This enables us to provide our products and services at a competitive cost to our customers. In addition, we continuously seek operational efficiencies in our cost structure and are focused on increasing the volume of products we service to improve our utilization rates with a view to maintaining our margins even in periods of declining revenues. We have a highly disciplined and conservative capital expenditure policy. We plan our capital expenditure based on expected sales and seek to invest only when we believe there are opportunities to generate certain expected returns on investment. We believe these factors position us well to achieve strong financial performance.

Proven track record in strategic acquisitions and integration

We have in the past successfully executed and integrated several strategic acquisitions. Each acquisition has brought us unique strengths, capabilities, intellectual property portfolios and expanded our customer base.

We acquired Panasonic’s Singapore, Indonesia and Malaysia semiconductor assembly and test facilities on June 2, 2014. This acquisition brought us assembly and test capabilities in new products such as image sensors and power packages required in security-related products, and also provided us with the ability to serve customers that produce semiconductors for the Japanese automotive and industrial markets. This acquisition has equipped us with the experience in interfacing with Japanese customers. It also provided us with a platform to secure new customers in Japan, which we believe is a significant market where semiconductor manufacturers are increasingly outsourcing more of their assembly and test operations. The acquired facilities complemented our other production facilities, granted us access to over 600 patents to our intellectual property portfolio and enlarged our manufacturing base with a significant amount of open floor space available for expansion and backfill. We are in the process of integrating these facilities with our current operations and envisage additional potential synergies that can be realized over time.

Our earlier acquisitions of ASAT Limited in 2010 and NS Electronics Bangkok in 2006 strengthened our position and intellectual property portfolio in QFN packages, and we believe we now possess one of the strongest QFN intellectual property portfolios in the industry. We believe our proven track record in identifying, acquiring and integrating attractive targets will serve us well when we consider opportunities for further inorganic growth in our industry which continues to witness consolidation.

Experienced management team

We have an experienced senior management team. In particular, we have significantly strengthened our senior management team with the recent recruitment of certain key managers, as detailed below, in addition to a number of other senior professionals, each of whom have over 20 years of experience in the semiconductor industry gained at companies such as ON Semiconductor, Nvidia, Intel, Amkor and STATS ChipPAC. Since our recent senior management hires, whom we briefly describe below, we have streamlined our operations through the coordination and centralization of our marketing, sales, research and development and procurement activities, and we have also implemented consistent quality standards across all our manufacturing plants. Our recent operational and financial performance demonstrates the capabilities of our current management. In particular, in the last 12 months, we have attracted several high quality new customers including Analog Devices, Atmel, Cypress, Fairchild Semiconductor and NXP Semiconductors, which positions us well for our future growth.

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Dr. William John Nelson, our Group President and Chief Executive Officer, joined us in October 2012 with over 30 years of industry experience. Dr. Nelson was previously the chief operating officer of ON Semiconductor.

•	Mr. Douglas J. Devine, our Chief Financial Officer, joined us in January 2014 with over 20 years of industry experience. Mr. Devine was previously with Nvidia and Intel.

•	Mr. Asif R. Chowdhury, our Senior Vice President of Product Line and Marketing, joined us in March 2014, with over 20 years of industry experience. Mr. Chowdhury was previously with Amkor.

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Mr. Jeffrey R. Osmun, our Senior Vice President of Worldwide Sales, joined us in January 2013, with over 25 years of industry experience. Mr. Osmun was previously the executive vice president of worldwide sales and marketing for STATS ChipPAC.

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Dr. Frank R. Myers, our Senior Vice President of Operations, joined us in March 2013, with over 25 years of experience in the semiconductor and bioscience industries. Dr. Myers was previously with ON Semiconductor.

See “Management – Directors and Executive Officers” for further details of our senior management team.

Our Strategy

Continue to strengthen relationships and further grow our share of business with existing customers

Our new management team has been highly focused on and has been successful in strengthening our existing relationships and increasing our share of wallet with our key customers. In 2014, based on feedback received from customers, a majority of our top ten customers by sales rank us among their top two suppliers in terms of quality of services.

We intend to maintain and further improve our strategic relationships with these key customers by continuing to offer high-quality customer services on competitive terms with a strong focus on increasing the volume of products we service which will lead to an improvement in the utilization of our existing facilities. We believe we are well positioned to leverage on our core areas of expertise in analog and advanced assembly and test, as well as turnkey solutions to benefit from incremental business opportunities and grow our business with our key existing customers. Our decision to invest into these new areas of growth particularly in mixed-signal and logic testing and our analog capability will be underpinned by our continued disciplined approach towards investment returns and shareholder value.

Seek new customer relationships within high growth end-markets

We intend to leverage on our expertise and long track record in assembly, test and turnkey solutions to complement our growth with existing customers by developing new, mutually dependent strategic relationships with global semiconductor players that are currently not our customers.

In particular, in the last 12 months, we have attracted several high quality new customers including Analog Devices, Atmel, Cypress, Fairchild Semiconductor and NXP Semiconductors, which positions us well for our future growth. We believe that our success was a result of our streamlining of operations, which has fostered a more customer-focused culture and consistent pricing strategy. We are confident that leveraging these attributes can be instrumental in assisting us to win additional customers.

We intend to target global semiconductor players that focus on the fast-growing Internet of Things market, which includes wearable devices, security, automotive and mobile communications products. We believe we are a leader in the analog space and in particular in the fast growing QFN packaging segment and that this leadership positions us well to capitalize on the demand for new analog integrated circuits across end-markets, which is expected to be driven by the growth in the Internet of Things.

We also intend to continue to invest in wafer level chip scale packages that are used in portable electronic devices such as smartphones, tablets, wearable health or fitness trackers, and other Internet connectivity devices. According to IBS, the Internet of Things device market for the consumer, automotive, medical, home and logistics end-markets are expected to grow at a compounded annual growth rate of 19.8%, 20.3% 14.0%, 19.0% and 15.4% in terms of device revenue from 2014 through 2020, respectively.

Another area of focus for us is micro-electronic machine, or MEMS, devices. According to IBS, the overall MEMS device market is expected to grow at a 9.6% compound annual growth rate from 2014 through 2020 to increase from $12.3 billion in 2014 to $21.3 billion in 2020. Only a small proportion of our sales is currently derived from MEMS devices, but we intend to leverage our strength in QFN packages and leadership in test to increase our market share in MEMS devices, with both our existing and new customers.

Capitalize on opportunities to grow through selective acquisitions

We believe that market conditions favor consolidation in the outsourced semiconductor assembly and test industry as well as an increase in outsourcing. We believe our proven track record in identifying, acquiring and integrating attractive targets will serve us well as we intend to continue to pursue selective acquisition opportunities. Among the factors we consider when screening possible acquisition targets or alliances are access to customers, technology and/or capacity at a lower cost than we are able to achieve on our own.

In addition, we continue to implement our strategy in relation to our acquisition of three facilities from Panasonic on June 2, 2014. We have leveraged our relationship with Panasonic to open a new sales office in Japan to further penetrate into a wider Japanese customer base, as we expect Japanese semiconductor manufacturers to increase their spending on outsourced assembly and test services in the near future. According to IBS, the Japanese outsourced semiconductor assembly and test market was $4.8 billion in 2014 and is projected to grow to $6.3 billion in 2020, implying a compound annual growth rate of 4.7% over this period.

We intend to cross-sell our range of existing products to our new customers (such as Panasonic) and to potential customers that serve end-markets to which we have gained access recently, cross-selling the service capabilities acquired through our recent acquisition of facilities from Panasonic to our existing customers, a majority of whom are using similar packaging technologies that are currently provided by other outsourced semiconductor assembly and test service providers.

Maintain discipline on capital expenditure and prudent cost management

We intend to continue to exercise capital discipline and make prudent investments in new equipment. We have centralized our capital expenditure program and asset management process across all our plants with a view to ensuring that our capital and assets are efficiently deployed and utilized. Our policy is that incremental capital expenditure must meet stringent pre-specified financial criteria such as expected payback period and profitability thresholds before being approved. We intend to continue to focus on test services and further build on our leadership position.

In addition, we are committed to enhancing our margins and profitability and have strategically re-aligned our operations to this effect. We plan to continue our cost reduction programs to drive increased cost savings and maintain our cost discipline. At the same time, we also focus on increasing the volume of products we service to increase utilization of our existing facilities, which will likely have a direct impact on profitability. We have also introduced certain programs and measures to standardize and improve equipment performance, corporate infrastructure and shared services.

Following this offering, our capital structure will also be improved as we intend to reduce our outstanding indebtedness with the net proceeds of this offering.

Our Products Categories and Services

We provide assembly and test services for a variety of integrated circuits. Integrated circuits form the core building blocks of electronic systems such as consumer electronics, wireless and wireline communications, computers, automotive electronics, industrial equipment and medical electronics. Integrated circuits perform a variety of functions such as managing power for electric devices, converting radio signals into electronic signals as well as storing and processing data.

The production of integrated circuits is a complex process that requires sophisticated engineering and manufacturing expertise. The process can be broadly divided into three primary stages: integrated circuit design, wafer fabrication, and assembly and test. Assembly and test involves wafer probe, assembly and final test which are either done in-house by the semiconductor companies or are outsourced to assembly and test service providers that have developed high levels of assembly and test expertise over the years. According to IBS, the outsourced semiconductor assembly and test market revenue has grown from $24.3 billion in 2012 to $27.7 billion in 2014, and is expected to grow at a compound annual growth rate of 7.8% from 2014 through 2020, compared to 5.5% for the semiconductor integrated circuit industry, to reach $43.4 billion.

We are one of the leading outsourced assembly and test service providers. We provide two services: assembly and test. Our customers outsource their assembly and test processes to us to improve their time-to-market, streamline their operations and reduce costs. We also integrate our service offerings to provide full turnkey solutions including wafer probe, wafer processing, assembly, testing and the direct shipment of semiconductors to users designated by our customers. The table below shows, for the periods indicated, the amount and percentage of our sales attributable to our assembly and test services:

	Year Ended December 31,
	2012		2013		2014
Services	Amount	Percentage of sales	Amount	Percentage of sales	Amount	Percentage of sales
	(in $ millions, except percentages)
Assembly	636.7	68.5%	501.5	67.0%	568.3	66.1%
Test	293.4	31.5%	246.9	33.0%	292.0	33.9%

Total	930.1	100.0%	748.4	100.0%	860.3	100.0%

Our Product Categories

We provide assembly and test services for three key product categories, namely, analog, mixed-signal and logic, and memory.

Analog.    Analog products are used in nearly all electronic devices. The output signal level of an analog integrated circuit is dependent on the extent of the power supply to the circuit and as such, analog integrated circuits can connect to and manipulate varying electrical signals. Analog integrated circuits are commonly used as audio-frequency and radio-frequency amplifiers.

Mixed-signal and Logic.    Mixed-signal integrated circuits are chips that contain both digital and analog circuits on the same chip. Mixed-signal integrated circuits are often used to convert analog signals to digital signals so that digital devices can process them. For example, mixed-signal integrated circuits are essential components for frequency modulation tuners in digital products such as media players, which have digital amplifiers.

Logic integrated circuits operate at only a few defined levels or states, rather than over a continuous range of signal amplitudes. These devices are used in computers, computer networks, modems, and frequency counters.

Memory.    Memory integrated circuits are used to store data and are used in most products that need to store information. We are focused equally on NAND flash and dynamic random access memory, or DRAM, markets. NAND flash is primarily used in memory cards, USB flash drives, and solid-state drives for general storage and transfer of data. NAND has advantage to retain data without power, allowing electrical data to be added, erased or reprogrammed. DRAM is the most common form of random access memory found in personal computers and workstations because of its high density, low cost and fast response. Low power DRAM is used in mobile applications like smartphones and tablets.

The following table sets forth our sales by product categories by amount and as a percentage of sales, which has been prepared based on our management’s determination of the dominant product categories that are served by our customers:

	Year Ended December 31,
	2012		2013		2014
Product category	Amount	Percentage of sales	Amount	Percentage of sales	Amount	Percentage of sales
	(in $ millions, except percentages)
Analog	337.4	36.3%	283.7	37.9%	306.8	35.7%
Mixed-signal and logic	420.6	45.2%	349.6	46.7%	391.8	45.5%
Memory	172.1	18.5%	115.1	15.4%	95.3	11.1%
Others(1)	—	—	—	—	66.4	7.7%

Total	930.1	100.0%	748.4	100.0%	860.3	100.0%

Note:

(1)	Others include optical and other discrete devices.

Our Assembly Services

We offer customers assembly services for many of the semiconductors that we test. We currently provide assembly services for more than 1,000 types of integrated circuit packages. Our assembly services include design, modeling (thermal, mechanical and electrical), prototyping, material selection and procurement, reliability testing, volume production of specific packages and logistics services.

Our three main package categories are lead-frame packages, laminate packages and wafer level packages, which accounted for 66.0%, 23.0% and 9.0%, respectively, while the remaining package categories accounted for 2.0% of our sales derived from our assembly services in 2014.

The following diagram illustrates these three main package categories:

Lead-frame packages.    A lead-frame is a small sheet of metal, generally made of copper on which a pattern of electrical connections (or “leads”) has been cut. The leads are generally placed around the perimeter of the lead-frame and are used to connect the package to the system board.

Lead-frame packages are more cost effective than laminate-based packages, such as ball grid arrays. Due to their cost effectiveness, reliability and versatility, lead-frame packages continue to be deployed in almost every electronics application, including desktop and notebook PCs, communications equipment, consumer electronics devices, automobile electronics and household appliances. We are focused on QFN packages and advanced QFN packages such as grid array quad-flat no-lead, or GQFN. These packages are increasingly being used for analog chips in smartphones and tablets given their smaller package footprint. According to IBS, the outsourced semiconductor assembly and test industry supports almost 85% of the total QFN volume in 2014, and is expected to increase to 87% by 2020.

In addition to QFN packages and advanced QFN packages, we also provide assembly services for lead-frame land grid array, or LLGA, and legacy lead-frame packages. A brief description of these packages is set out below.

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QFN packages have non-protruding metal leads along all four sides of their lead-frame and a small outline and thin profile. We also offer side lead pleated QFNs (or wettable flank QFNs) which have inspectable solder joint solutions which meets the automotive industry standards.

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GQFN packages are advanced QFN packages that enables a greater number of leads or interconnect traces underneath the package. GQFN’s ability in routing enables the use of a shorter wirelength thus improving electrical performance.

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LLGA packages have plated non-protruding terminals along all four sides of their lead-frame, allowing for a reduced package footprint. LLGAs have an exposed plated pad that allows for better heat dissipation, and good electrical performance with low to medium power devices.

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Legacy lead-frame packages include small outline integrated circuits, or SOICs, thin small outline packages, or TSOPs, QFPs, small outline packages, or SOPs and small outline transistors, or SOTs. These packages are considered to be relatively mature compared to other in lead-frame package technology.

Laminate packages.    Laminate packages are made with a printed circuit laminate substrate rather than a lead-frame. The substrate comprises multiple layers of epoxy resin, woven glass fibers and metal conductors. Key benefits of laminate packages over lead-frame packages is the ability to accommodate a higher number of leads or pin count on smaller package sizes. System in packages, or SiPs, are most commonly used in laminate packages, but are also used in lead-frame packages.

Our laminate packages include plastic ball grid array, or PBGA, flip chip BGA, or fcBGA, stacked die chip scale package, or CSP, fine pitch ball grid array, or FBGA, SiPs and window chip scale package, or wCSP™. A brief description of these packages is set out below.

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PBGA packages serve the higher pin count applications within the laminate based array package family. In a PBGA package, the integrated circuit is connected to the circuitry in the substrate by a series of fine gold or copper wires that are bonded to the top of the substrate near the edge.

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fcBGA packages use flip chip technology to connect an integrated circuit to a substrate package carrier. fcBGA packages enables thermal and electrical performance improvements and enables a higher density of interconnections, which in turn allows for higher pin counts or smaller package footprint.

•	CSPs are laminate based packages which uses arrays of small diameter solder balls to both increase lead density and decrease the overall package thickness.

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FBGA packages are part of laminate substrate-based CSPs, but typically larger than a BGA, but smaller than a CSP. Such packages also use an array of smaller diameter solder balls to both increase lead density and decrease in package thickness.

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SiP combines one or more semiconductor die together with passive circuit components including resistors, capacitors or inductors in a single package format or a module subsystem. SiP package formats can include other types of packages including QFN, GQFN, FBGA, memory card, USB thumb drives and custom design packages. The assembly process technologies required include die attach, wirebond, flip chip attach, die stacking and surface mount.

•	wCSP, or window CSP, is a laminate based package using a one or two layer substrate structure to support specific requirements of memory integrated circuits.

Wafer level packages.    We also offer wafer level packages, where all of the assembly processing is in full semiconductor wafer form as follows. Wafer level chip scale packages, or WLCSP, are packages that are essentially the same size as the IC or semiconductor device. We possess advanced capabilities in wafer thinning, protective coating, saw and laser dicing, which are required for WLCSP assembly. A WLCSP can be directly attached to the circuit board and provides the shortest electrical path from the die pad to the circuit board which enhances electrical performance.

Others.    We also offer many other types of assembly packages including the following:

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Ceramic leadless chip carrier, or CLCC and ceramic land grid array, or CLGA image sensor packages, which are robust ceramic packages which makes them suitable for both indoor and outdoor applications, such as digital camera, security camera, medical devices.

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Integrated circuit-card, or IC-Card, packages consist of a radio frequency chip connected to an integrated antenna in a film based material. These packages are used in radio frequency related applications for driving license cards, identity tags, security tags or smart cards.

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Laser detector hologram unit, or LDHU, packages are plastic packages that encapsulate a laser diode and photo detector with glass or hologram optical lens. The structure of a LDHU allows a low profile optical pick-up unit which in turn allows CD or DVD players to have a thin profile.

Other assembly services.    As part of our service support, we also provide wafer backgrinding services whereby we use specialized equipment to thin individual wafers to a specified thickness, enabling their die to be stacked in stacked-die CSPs and SiPs or incorporated into especially low profile packages. In addition, we provide marking services, whereby we use lasers to inscribe information such as customers’ names and logos and product part or serial numbers on each assembled device, as well as other specialized packing services and value-added logistics support, such as warehousing and drop shipment, or delivery of semiconductor devices to our customers’ designated users. Our package development group interacts with customers early in the design process to recommend the best package options for their products.

End-Markets

Each of our package types are used in several of our end-markets and have varied applications and uses as set forth in the following table:

End-market	Applications / Electronic systems	Key package types
Communications	Cellular base station Cellular handsets Routers Smartphones Switching systems Wired infrastructure (such as local access network, or LAN, and switches) Wireless LAN	QFN, GQFN, PBGA, fcBGA, SiP, WLCSP, MEMS

Consumer	Audio including MP3 Digital cameras Gaming systems including handhelds and boxes High definition television Set top boxes Wearables (such as smart watches and fitness devices)	QFN, GQFN, FBGA, fcCSP, SiP, WLCSP, CLCC, CLGA, IC-Card

Computing

Disk drives (rigid, optical and solid state)

External monitors

Graphics cards

Memory modules

Personal computers including desktops and laptops

Printers and photocopiers

Flash memory cards

USB Flash drives

Servers

Smart cards

Tablets

QFN, GQFN, FBGA, fcBGA, CSP, FBGA, SiP, WLCSP, WCSP

End-market	Applications / Electronic systems	Key package types
Automotive	Advanced driver assistance Body and chassis Infotainment systems Instrumentation Lighting Powertrain Safety	QFN, GQFN, SOIC, QFP, PBGA, BGA, SiP, CLCC, CLGA

Industrial and medical	Automation Energy management LED lighting Measurement Medical and healthcare Transportation	QFN, GQFN, PBGA, FBGA, SiP

Our Test Services

Semiconductor testing ensures that the performance and functionality of the integrated circuit conforms to the product specifications. Testing integrated circuits requires significant technical expertise and knowledge of the specific applications and functions of the integrated circuit. This requires test service providers to select the appropriate testing equipment and to design a suitable test process.

We offer two principal types of test services: wafer probe and final test.

Wafer probe.    Wafer probe is sometimes also described as wafer sort or front-end test. Wafer probe refers to the test procedure carried out immediately prior to assembly. In this process, wafers are tested to determine whether the integrated circuits that have been fabricated on it are functioning according to specifications. Integrated circuits that fail to meet specifications are marked for disposal and yield data is compiled to aid our customers in future design and optimization of production processes. The compilation of the yield and performance data of the integrated circuit in the course of testing is an integral part of the testing process because not all tests on the integrated circuits are repeated at final test.

Final test.    After the assembly process, final test is performed on the assembled integrated circuit to ensure that it meets the customer’s requirements. Final test analyzes certain attributes of each integrated circuit against a range of key parameters predetermined by our customers to assess the functionality of the integrated circuit and conformity to specifications. The requirement to be efficient and cost effective in final test solutions is important as integrated circuits continue to increase in complexity and require increasingly complex testing. In order to improve our efficiency and cost effectiveness in final test, we work closely with our customers to optimize the test programs to reduce test times and where possible using existing test equipment with key upgrades rather than investing in new equipment.

In the course of carrying out our wafer probe and final test services, we also offer the following value-added services to our customers:

Test program development services.    Our engineers work closely with our customers’ product test and design teams to understand their product functionalities and requirements, and develop test programs for them. Our ability to provide innovative and effective test solutions is important as it improves our customers’ product quality, time-to-market and costs.

Test program conversion services.    Our customers utilize this service to migrate their products between test platforms in order to reduce their capital investments in non-strategic or aging test equipment. Our service enables our customers to utilize higher-capacity or less expensive test platforms than the platforms they were previously using, thereby increasing throughput, accelerating time-to-market and reducing total test costs.

Product/test optimization.    We utilize our data collection programs to continuously assess the test results of our customers and recommend test solutions that can achieve more effective test coverage, lower redundancy, shorten test times, reduce costs, and streamline process flows. This forms part of our value added service to our customers.

Drop shipment services.    We offer drop shipment services for shipment of semiconductors directly to users designated by our customers which eliminates the additional step of inspection by the customer before shipment to the user. We believe that our ability to successfully execute our full range of services, including drop shipment services, is an important factor in maintaining existing customers as well as attracting new customers.

Product Line and Marketing

As part of our recent efforts to streamline our operations, we have established a centralized product line and marketing department comprising three functions, namely, marketing, corporate pricing and product line unit management.

Our marketing team’s key function is to provide insights into our key customers’ respective strategies, strategic guidance based on market intelligence and competitive analysis.

Our corporate pricing team is responsible for establishing and providing pricing guidance to our sales team in order to ensure that growth is aligned with our overall strategy, thereby enhancing our competitiveness and improving our response times to customers’ requests for quotes.

Our product line unit management team is responsible for all product and service lines. This team is responsible for growing revenue by working closely with sales, identifying growth opportunities and, cost reduction opportunities and providing guidance on capital expenditure.

Sales

Many of our customers whom we classify as operating in faster growing end-markets such as the communications, consumer, computing, automotive and industrial and medical end-markets are leading or emerging companies in their respective end-markets. We continue to focus our marketing efforts on these high growth end-markets.

Our sales efforts are focused on five regions, namely, the United States, Japan, Taiwan and China, rest of Asia and Europe. We support our customers through a network of sales offices and employees in these regions. Our sales offices and employees are typically located close to our customers to enhance our responsiveness.

Our sales teams regularly visit our customers and prospective customers to enhance customer awareness and familiarity with our assembly and test services. We emphasize our competitive edge in our advanced assembly technology, test solutions and our ability to offer turnkey solutions for a broad range of semiconductors.

We have dedicated teams of sales managers, account managers and technical program management staff to service our customers. Each of these teams focuses on specific customer accounts and geographic regions. Their main objective is to provide value-added solutions to our customers by helping them resolve their assembly and test needs in a timely fashion to improve the customers’ competitive position in their respective product lines. Our sales teams also work closely with our customers to develop and manage new product introduction programs for their assembly and test needs and manage new product qualifications and increase in production.

Major Customers

We provide assembly and test services to a growing number of customers worldwide consisting primarily of fabless companies, integrated device manufacturers and wafer foundries. In 2014, we derived approximately 56.0% of our sales from integrated device manufacturers, 36.0% of our sales from fabless companies, 7.0% of our sales from wafer foundries, and 1.0% from other customers.

In 2014, our top customers by revenue were Panasonic, Broadcom, Murata, STMicroelectronics, Taiwan Semiconductor Manufacturing Company, Airoha Technology and their respective subsidiaries and affiliates in respect of our mixed-signal and logic business, Linear Tech, Maxim, Microchip Technology, ON Semiconductor,

Power Integrations, STMicroelectronics, and Texas Instruments and their respective subsidiaries and affiliates in respect of our analog business, Nanya, SanDisk and their subsidiaries and affiliates in respect of our memory business. In some cases, we initially provided services to these manufacturers for a particular semiconductor segment and subsequently expanded our relationships with them to provide services to them in other semiconductor segments. In 2015, Broadcom and one of our other customers, Avago, announced that Avago will acquire Broadcom and the acquisition is expected to be completed in 2016.

In the last 12 months, we successfully added several established companies as our customers, including Analog Devices, Atmel, Cypress, Fairchild Semiconductor and NXP Semiconductors. In 2014, our largest customers were Panasonic and Broadcom, each of which accounted for more than 10% of our sales. In 2013, our largest customer was Broadcom, which accounted for more than 10% of our sales. In 2012, our largest customers were Broadcom, FATC and Texas Instruments, each of which accounted for more than 10% of our sales. The table below shows for the periods indicated, the aggregate percentage of sales attributable to our top three, five and ten customers:

	Year Ended December 31,
	2012	2013	2014
Top three customers by sales as percentage of sales	35.1%	31.7%	38.2%
Top five customers by sales as percentage of sales	48.3%	43.4%	49.7%
Top ten customers by sales as percentage of sales	66.1%	62.7%	68.2%

Our customers are geographically diverse. We account for geographical distribution of our sales based on the countries in which our customers are headquartered. The variations in geographical distribution of sales can be primarily explained by the regions where clusters of semiconductor companies (including our customers) are situated. The table below sets forth the geographic distribution of our sales:

	Year Ended December 31,
	2012		2013		2014
Geography	Amount	Percentage of sales	Amount	Percentage of sales	Amount	Percentage of sales
	(in $ millions, except percentages)
United States	546.5	58.8%	475.9	63.6%	484.6	56.3%
Japan	30.4	3.3%	25.8	3.4%	151.2	17.6%
Asia (excluding Japan)	254.6	27.4%	171.8	23.0%	148.9	17.3%
Europe	92.2	9.9%	71.3	9.5%	72.8	8.5%
Others	6.5	0.7%	3.6	0.5%	2.7	0.3%

Total	930.1	100.0%	748.4	100.0%	860.3	100.0%

Qualification by Customers

Assembly and test service customers generally require that our facilities undergo a stringent qualification process prior to volume production or commencement of test services during which the customer evaluates our operations and production processes. The qualification process can take up to nine months or more. For test qualification, after we have been qualified by a customer and before the customer delivers wafers to us for testing in volume, a process known as “correlation” is undertaken. During the correlation process, the customer provides us with test criteria, information regarding process flow and sample semiconductors to be tested and either provides us with the test program or requests that we develop a new test conversion program. In some cases, the customer also provides us with a data log of results of any testing of the semiconductor that the customer may have conducted previously. The correlation process typically takes up to two weeks but can take longer depending on the requirements of the customer. Due to this time-consuming qualification process, we believe that semiconductor manufacturers are generally reluctant to switch semiconductor assembly and test companies once such companies have been qualified. However, due to the lengthy qualification process, we typically only realize any meaningful sales contributions from new customers approximately one to two years or longer from the time we commence the qualification process.

Customers typically qualify only a few assembly and test service providers to meet their outsourcing needs. We have long-standing business relationships with most of our customers. With the exception of Panasonic, we have provided services to our top five customers and ten customers by sales for an average period of approximately 9 years and 10 years, respectively. We continue to expand our customer base and have been successfully qualified by new customers.

Contract Manufacture Agreement with Panasonic

In connection with our acquisition of the three semiconductor facilities from Panasonic, we entered into a contract manufacture agreement with Panasonic on May 30, 2014, pursuant to which we have agreed to provide assembly and test services to Panasonic. Unless earlier terminated in accordance with its terms, the contract manufacture agreement expires on June 30, 2019.

Panasonic has undertaken in the contract manufacture agreement to purchase over the term of the agreement, services and products from us aggregating not less than $1,045.0 million in amounts invoiced and calculated in accordance with the terms of the agreement (such amounts referred to as “eligible revenue” under the agreement). This aggregate purchase commitment has been agreed to be fulfilled by various annual committed purchase amounts, and the parties have also agreed on certain interim purchase commitments which would be used to monitor Panasonic’s purchase obligations under the contract.

We have provided product warranties and product liability coverage under the contract manufacture agreement.

In the event that Panasonic is unable to fulfill either at least 80% of its interim commitment or its entire annual commitment, it must pay us liquidated damages in an amount equal to 50% of the difference between the relevant commitment and the relevant eligible revenue generated for the duration of the relevant commitment (such amounts referred to as “liquidated damages”). The payment of liquidated damages, if any, are required to be made within 30 days of our provision of statements to Panasonic of the amounts due, and are typically expected to be made between September to November (for any failure to meet its interim commitment) and/or March to May (for any failure to meet its annual commitment) of each year.

On the other hand, if Panasonic purchases services and products under the agreement that meets or exceeds its annual or interim commitments, it will be contractually entitled to receive rebates of between 2% and 10% of the relevant eligible revenue generated that meets and/or exceeds the relevant annual or interim commitments. We have also agreed to apply a year-on-year reduction on the purchase price of each of our products sold under this agreement. In addition, to the extent we may achieve any reduction in the per unit manufacturing cost of a product specified in the agreement which exceeds the specified the year-on-year reductions in purchase price, we have agreed to share such additional cost reduction equally with Panasonic.

The purchase price reduction in each year for the duration of the agreement, the requirement to extend rebates of between 2% and 10% of the relevant eligible revenue that meets and/or exceeds the relevant annual or interim commitments by Panasonic and sharing with Panasonic of any cost reduction we achieve, could cause our average selling prices to decline.

For the first commitment period under the contract manufacture agreement which commenced on June 2, 2014 and ended on March 31, 2015, Panasonic generated $175.0 million of eligible revenue under the agreement, which represented a shortfall of $11.0 million from the annual commitment for this first period. As a result, Panasonic paid us liquidated damages of $4.6 million of which $4.5 million was received prior to March 31, 2015. Panasonic may continue to fail to meet its annual commitment for the second annual period under the contract ending March 31, 2016. We are in discussions with Panasonic to explore ways to address the fulfillment of its commitments under the contract manufacture agreement and are also actively seeking new customers for our newly acquired facilities in Singapore, Indonesia and Malaysia.

Other Customers

As is customary in the industry, and with the exception of Panasonic, we do not have long-term contracts with our customers and as a result, do not maintain an order book. While we have arrangements with certain customers pursuant to which we agree on the general terms and conditions upon which we are to provide services (for example, the frequency of the non-binding forecasts provided by our customers and the extent of capacity that we should commit based on such forecasts) typically for a term of up to two years, our customers are generally not obliged to purchase any minimum amount of our products or use any minimum level of our test or assembly services. Our customers typically issue purchase orders, which set out the agreed pricing and quantity for a particular quarter, to confirm their order for our services. We generally grant credit terms of 30 to 60 days to our customers.

As a result of our dedication to quality customer service, we have received recognition for our services from many of our customers over the last four years.

• Texas Instruments	Supplier Excellence Award (SEA) 2014

• Fairchild Semiconductor	Supplier of the Quarter Award in the fourth quarter of 2014

• Cypress Semiconductor	Achieving ‘A’ Rating (90%) in Cypress Supplier Total Achievement Rating System (STARS) 2014

• Airoha	Supplier Excellence Award 2014

• SanDisk	Supplier Excellence Award 2013

• SiTel	Production Award 2011

• Atheros	Appreciation of Continuous Support & Partnership Award 2011

• Sequans	Excellent Supplier Award 2011

• SuperTex	Top Supplier Award 2011

• Power Integrations	Top Supplier Award 2011

• Linear Technology	Best Service Award 2011

• International Rectifier	Top Supplier Award 2011

Suppliers

Materials and Components Suppliers

As our test operations generally do not require materials or components, substantially all of our material and component costs are incurred by our assembly operations. The principal materials used in our assembly business include gold and copper, and the components used in our assembly business include substrates, lead-frames, molding compound and epoxy. While we have non-binding negotiated agreements with certain customers, we generally do not enter into long-term supply commitments and purchase our materials on a short-term basis through the issuance of purchase orders at prevailing market prices. The prices of lead-frames, laminate substrates, gold wire, molding compound and epoxy may fluctuate. In particular, the average cost of gold per troy ounce for our operations has fluctuated significantly from an approximate average of $1,678 per troy ounce in 2012 to $1,624 in 2013, and to $1,251 in 2014. We have continued to implement measures to reduce our dependence on gold wires. In particular, we have developed copper wire bonding processes in line with the demand for copper wire bonders as a low cost, high performance manufacturing solution for fine-pitch and ultra-fine pitch bonding. Materials and components costs accounted for 32.9%, 28.6% and 29.4% of our cost of sales for 2012, 2013 and 2014, respectively. We expect materials and components costs to become an increasingly significant component of our cost structure as we continue to grow our assembly business.

We generally purchase materials and components based on regular weekly and monthly forecasts provided to us by our customers, and generally manage our inventory of materials and components through a combination of maintaining a 30-day inventory and on a “just-in-time” basis. Certain of our customers may also request that we maintain a buffer of materials and components to cater to any urgent increase in orders. Our customers are generally responsible for most or all of the costs of unique materials that we purchase but do not use, in particular lead-frames and substrates that we have ordered based on their forecasts.

We work closely with our primary materials and components suppliers to ensure the timely availability of supplies of materials and components, and we are not dependent on any one supplier for a substantial portion of our materials and components requirements. The materials and components we procure are generally available and we are able to meet our production requirements from multiple sources through qualifications of new materials suppliers and placement of written purchase orders. We also work closely with our suppliers to continually reduce our materials and components costs per unit. These efforts include combining the materials and components requirements of our group and procuring such materials and components through centrally negotiated agreements to gain economies of scale in procurement and better volume discounts, qualifying parts from a lower cost manufacturing location such as China, Malaysia and Thailand, sourcing for alternate lower cost materials and components, and using engineering efforts to reduce materials and components costs.

Although we entered into supply agreements with our key suppliers with a view to minimizing the impact of any shortage in supply by one or more of our suppliers, we do not have binding commitments and we acquire our materials and components on a purchase order basis. Our major suppliers are located in China, Indonesia, Japan, Malaysia, South Korea, Taiwan and Thailand. We intend to maintain a varied source of suppliers to obtain competitive prices for materials and components that we use, and where possible, we attempt to source from suppliers in close proximity to our manufacturing facilities with a view to reducing freight cost and the time required for the delivery to our facilities. We also have a business continuity plan in place to minimize any disruption to our supply chain. The payment terms for our materials and components suppliers typically are between 60 days and 90 days.

In each of the years ended December 31, 2012, 2013 and 2014, the following suppliers each contributed to more than 5.0% of our total materials and components purchases.

Supplier	Type of materials/ Component	Percentage
Year Ended December 31, 2012:
– Tanaka Kikinzoku International K.K.	Bonding wire	14.9%
– Kinsus Technology	Substrate	5.4%
Year Ended December 31, 2013:
– Tanaka Kikinzoku International K.K.	Bonding wire	14.0%
Year Ended December 31, 2014:
– Tanaka Kikinzoku International K.K.	Bonding wire	8.3%

Equipment Suppliers

Our operations and expansion plans depend on us being able to obtain an adequate supply of assembly and test equipment on a timely basis. From time to time, we may occasionally have minimum loading arrangements with our customers for the testers that we procure at the customers’ request, and such arrangements could result in the decrease of our equipment utilization rates. We work closely with our major equipment suppliers to ensure that our equipment meets our performance specifications and is delivered on time.

With the exception of a few key suppliers that provide reserved equipment delivery slots and with which we have favorable pricing terms, we have no long term binding supply agreements with any of our equipment suppliers. A reserved equipment delivery slot is one which allows us to obtain an accelerated delivery of the equipment over and above the delivery schedule previously committed by the supplier. We typically acquire assembly and test equipment by issuing purchase orders under negotiated agreements with a term of three years, and which contain six month notice of termination provisions. Increased levels of demand for the type of equipment required in our business may cause an increase in the price and lengthen delivery cycles. Typically, price discounts are offered for volume purchases. We seek to leverage our large volume of orders for testers, probers, handlers, wire bonders and other equipment with our equipment suppliers to secure favorable terms for our equipment purchases, including pricing and accelerated delivery times. The payment terms for our equipment suppliers typically are between 30 days and 180 days.

Competition

The global outsourced semiconductor assembly and test industry is dominated by a few large corporations and there are also many small niche players. We face substantial competition from companies with substantial manufacturing, financial and other resources that operate facilities primarily in Asia such as Amkor Technology Inc., Advanced Semiconductor Engineering Inc., Jiangsu Changdian Technology Company Limited, Powertech, Inc., Siliconware Precision Industries Co., Ltd. and STATS ChipPAC Ltd.

We believe the primary elements of competition in the independent outsourced semiconductor assembly and test industry include technical and engineering competence, quality of service, production yields, cycle time, time-to-market, pricing, scope of assembly and test services and simplifying customers’ supply chain logistics.

In addition, we also face competition from the internal assembly and test resources of many of our integrated device manufacturer customers. Integrated device manufacturers that use our services continuously evaluate our performance against their own in-house assembly and test capabilities, and may choose to scale back their outsourcing requirements from time to time.

Intellectual Property

Our operational success depends in part on our ability to acquire, develop and protect intellectual property, which principally relates to proprietary package design and processes. We seek to identify strategic intellectual property for our operations and focus on acquiring or developing such intellectual property that can enhance our capability. In particular, our acquisition of ASAT Limited (now known as UHK) in 2010 and NS Electronics Bangkok (now known as UTL) in 2006 strengthened our position and intellectual property portfolio in QFN packages, and our acquisition of UltraTera Corporation (now known as UTC) equipped us with a portfolio of patents in the memory product category.

As of December 31, 2014, we had 263 patents registered in our names, mainly in the United States, but also in China, Japan, Singapore, South Korea and Taiwan. As of December 31, 2014, we also had pending applications for 76 patents in China, Europe, Japan, Malaysia, Singapore, South Korea, Taiwan, Thailand and the United States. Where the patents are granted, we may seek to cross-license or share our intellectual property portfolio at a future time if it is advantageous for us to do so.

We have registered the trademarks UTACTM, the UTAC logoTM and wCSPTM in Singapore. Additionally, as of December 31, 2014, we have registrations in a number of countries globally.

In the event where we determine that specific processes that we wish to use are protected by existing patents of other companies, we may enter into licensing arrangements. In addition, we execute confidentiality and non-disclosure agreements with our customers and limit access to, and distribution of, our proprietary information. We place high importance on both the technological skills and innovation of our personnel as well as our ability to develop and protect proprietary technologies.

We have also entered into a technical support and intellectual property right master license agreement with Panasonic under which we were granted a perpetual right and license to sub-license and use the portfolio of intellectual property used by Panasonic’s semiconductor assembly and test business (relating to, among other things, image sensor packages and IC-Card) in Singapore, Indonesia and Malaysia, which may not be terminated by Panasonic except for cause. Under this agreement, Panasonic is also contractually obliged to provide certain technical support services for a period of two years commencing June 2, 2014 which includes the provision of all information necessary for or which relate to the use, sale, distribution, manufacturing, assembly, development, testing and/or prototyping of products and any other advice relating to design methods, techniques and software.

Research and Development

Our research and development teams work closely with our customers to ensure that our assembly and test services meet their evolving needs and expectations.

Our test research and development team is located in Singapore and is focused on developing high speed and complex testing capabilities, software and processes to enhance testing accuracy and efficiency. We continuously seek to expand and update our knowledge of testers and test handling technologies through collaboration with our equipment suppliers and customers. From our test experience and understanding of the requirements of advanced semiconductor devices, we endeavor to develop test techniques that enable semiconductors to be tested more efficiently and cost effectively for our customers.

Our research and development strength is in the area of advanced leadless package such as our QFN and GQFN packages. We have developed a side lead plated QFN (or wettable flank QFN) solution which is an important component in the automotive industry. Our design, simulation and engineering teams actively participate in the early stages of the integrated circuit and package design process with our customers to determine and fulfill the requirements of their end-products. In particular, our simulation teams support our customers for their computer-based thermal, electrical and mechanical simulation for stand-alone semiconductor packages. Our simulation teams also simulate and predict the reliability and performance of semiconductor packages that are mounted on mother boards. In addition, we work closely with our equipment and material suppliers to develop advanced processing capabilities and materials for use in our assembly processes and also to assist in the assessment of the feasibility of manufacturing certain package designs contemplated by our customers.

Since 2005, we have developed processes for the assembly of several semiconductor package families such as WLCSP, wCSPTM, dual row and multi row QFN such as GQFN and side lead plated QFN (or wettable flank QFN), stacked-die CSP, LLGA, SiP, various BGA packages including tape BGAs, fcBGAs packages that use solder and copper pillar bumps, and flip chip CSP. In 2014, following the acquisition of the three facilities from Panasonic, our research and development capabilities have extended to CLCC and IC-Card packages.

We also pursue research and development opportunities with other members of the semiconductor industry. We have collaborated with certain of our fabless, integrated device manufacturers and wafer foundry customers to develop package solutions and will continue such partnerships in the future. We are also working with IMEC International on a 3D system integration project, which explores the impact of 3D technologies on advanced system design and the cost of ownership. We are also involved in developing 3D stacking process of 3D packages, which is an integrated circuit manufactured by stacking wafers or dies vertically so that they function as a single device to achieve performance improvements at reduced power. We have also initiated research and development activities with the Institute of Microelectronics, which is a research institute in Singapore, on next generation assembly technology, including 2.5D Through-Silicon–Interposers, which is a technology developed to optimize electrical, thermal and reliability requirements for mobile applications, such as tablets and smart phones.

Other than the organic growth in our capabilities referred to above, the integration of our acquisitions of NS Electronics Bangkok, ASAT Limited, and ASAT Semiconductor (Dongguan) Limited, also brought us additional research and development capability in QFN technology.

We expect to continue to invest resources in research and development to maintain our competitiveness in advanced assembly technology and test development capabilities. Our research and development expenditure for the years ended December 31, 2012, 2013 and 2014, were $18.8 million, $12.3 million and $12.5 million, which represented 2.0%, 1.6% and 1.5%, respectively, of our sales in those periods.

Assembly and Test Facilities

We operate assembly and test facilities in seven different locations in Asia: Singapore, Bangkok in Thailand, Hsinchu in Taiwan, Dongguan and Shanghai in China, Karawang in Indonesia and Malacca in Malaysia. Our facilities provide varying types or levels of services with respect to different end-product focus, customers, technologies and geographic locations. Our facilities have a diversified geographic footprint which could mitigate our customers’ risk of disruption at affected facilities due to regional events because such customers could use similar services that are provided by our other unaffected facilities. The following table provides information regarding our facilities as of December 31, 2014:

Location	Area(1) (square meters)	Equipment(2)	Use of facility	Land
Serangoon, Singapore	37,000	267 Testers 12 Wire bonders

Assembly packages include fcBGA, WLCSP as well as drop shipment services

Test services, including radio-frequency, mixed-signal and logic test, mixed-signal and logic test development, and wafer probe.

				Leasehold property which expires in 2024 with a renewal option for another 30 years

Ang Mo Kio, Singapore(3)	30,565	390 Testers 239 Wire bonders	Assembly and test turnkey services for BGA, SOP, QFN, LDHU and image sensors packages	Leasehold properties which expire in 2019, 2039 and 2040

Bangkok, Thailand	52,740	463 Testers 1,151 Wire bonders	Assembly services including QFN lead-frame packages and surface mount device lead-frame packages (including SOIC, plastic dual in-line packages) and power product packages	Three facilities, of which two are owned by us on a freehold basis and the lease on the third facility expires in October 2016

			Test services including analog, mixed-signal and logic and power product testing

			Test development in analog and memory, and research and development in mixed-signal and logic test as well as drop shipment services

Hsinchu, Taiwan	44,619	237 Testers 94 Wire bonders	Test services include memory and mixed-signal and logic, wafer probe, turnkey assembly and test services for DRAM and dual in-line memory module, test development (memory), final test and development	Held under three leases, two of which expire in August 2015, and the third lease expiring in 2024.

			Assembly packages including window BGA and WLCSP as well as drop shipment services

Location	Area(1) (square meters)	Equipment(2)	Use of facility	Land
Dongguan, China	66,483	57 Testers 886 Wire bonders	Assembly and test services for laminate packages including PBGA, lead-frame packages including QFN and QFP, micro-SD cards as well as SiP and fcBGA packages for the following product categories: mixed-signal and logic, memory storage, analog, logic and radio-frequency integrated circuits as well as drop shipment services	Held under two leases which expire in August 2018 and July 2020

Shanghai, China	17,770	56 Testers 388 Wire bonders	Assembly of laminate packages including PBGA and QFN lead-frame packages.	Held under two leases which expire in 2019 and 2020

			Test services include radio frequency, mixed-signal and logic, power amplifier products as well as drop shipment services

Karawang, Indonesia(3)	18,588	81 Testers 155 Wire bonders	Assembly and test turnkey services for heatsink SOP, QFP, memory tags, power devices, integrated circuit cards, smart cards and laser diodes packages	Held under land rights certificate from the Indonesian government, which expires in 2025

Malacca, Malaysia(3)	8,006	122 Testers 99 Wire bonders	Assembly and test turnkey services for discrete devices including SOT, small outline diode and power devices consisting of transistor outlines	Leasehold property with a leasehold tenure which expires in 2097

Notes:

(1)	Area only includes office and manufacturing space.

(2)	As of December 31, 2014, 407 of our testers were on consignment from our customers.

(3)	Facilities that were acquired from Panasonic.

Except for our facilities in Thailand and China, all of our other facilities described above are pledged to our noteholders and the lenders under the facilities extended to us. See “Description of Certain Indebtedness” for further details.

Utilization

The following table sets forth the average utilization rates of our assembly and test equipment for the years ended December 31, 2012, 2013 and 2014. Equipment utilization rates are calculated based on total units tested or assembled expressed as a percentage of the total operating capacity of our equipment adjusted for setup and maintenance time and product changeover time. Our equipment utilization rates do not take into account equipment which we have written off on the basis that such equipment has not be used for a period of six months, and has no forecasted use for the subsequent six month period.

	Average utilization each year
Services	2012	2013	2014
Assembly	80.5%	70.4%	73.2%
Test (Analog)	81.3%	63.6%	40.9%
Test (Mixed-signal and logic)	50.1%	52.7%	60.9%
Test (Memory)	56.9%	45.7%	62.4%
Test (Others)	—	—	61.3%

Our analog test equipment utilization rate decreased in 2014 from 2013 because of the lower analog test equipment utilization rates attributable to the three semiconductor facilities we acquired from Panasonic on June 2, 2014. The utilization rates for the equipment that have not been fully depreciated are generally higher than equipment that has been fully depreciated. Excluding equipment that has been fully depreciated, our utilization rates for our analog test, mixed-signal and logic test, memory test, and other test equipment was 74.0%, 78.9%, 74.6% and 61.3%, respectively.

Assembly Equipment

The primary equipment used in our assembly operations includes wire bonders, molding systems and trim-form equipment. As of December 31, 2014, we owned and operated 3,024 wire bonders and 271 molding systems. All of our wire bonders and molding systems allow for interchangeability between lead-frame and array packages. In addition to wire bonders and automated molding machines, we maintain a variety of other types of assembly equipment, such as wafer grinders, mounts and saws, die bonders, laser markers, solder plating equipment, ball mounting equipment, package forming and singulation machines and scanners.

Test Equipment

Test equipment is a key component of the test process and is generally capital intensive. Testing equipment technology evolves rapidly, and therefore we need to continuously invest in leading technology and equipment. Most of our systems include mixed-signal and logic test platforms that have the flexibility to test both analog and digital functions, testers capable of testing radio frequency semiconductors and high speed testers for testing memory semiconductors.

As of December 31, 2014, we operated 1,673 testers, of which 424 were analog testers, 1,003 were mixed-signal and logic testers and 246 were memory testers. From time to time, we may purchase equipment suitable for use by a specific customer. We may also alternatively arrange with customers to lease their testing equipment to test their products. As of December 31, 2014, 407 of our testers were on consignment from our customers under which we are only required to bear the maintenance costs, but not any rental fee on the basis that our customers receive a reduction in the prices we charge. Our testers which are on consignment may be recalled by our customers at any time.

In addition to testers, we maintain a variety of other types of test-related equipment, such as automated handlers and probers, scanners, reformers and personal computer workstations for use in testing software development.

Employees

As of December 31, 2014, we had 11,905 full-time employees worldwide, of whom approximately 66.4% were operations personnel, 15.8% were engineering personnel, 17.8% were general, administrative, executive management, sales and marketing personnel. In 2014, we employed 526 temporary and short-term employees and employees on a fixed term contract.

As of December 31, 2013 and 2012, we had 10,072 full-time employees and 12,165 full-time employees, respectively.

We believe that we enjoy a strong relationship with our employees. To protect our intellectual property and business interests, we maintain confidentiality and non-competition agreements with all of our key employees through our letters of appointment with them.

The tables below show the breakdown of our full-time employees by geographic location as of December 31, 2014.

As of December 31,
2014
Singapore	2,353
Thailand	4,914
Taiwan	930
China (Dongguan)	1,851
China (Shanghai)	350
Indonesia	834
Malaysia	622
Others	51

Total	11,905

There was a decrease in the number of employees generally across our facilities in 2013 from 2012. This decrease was due to the reduction in headcount on account of the decline in our business. There was a decrease in the number of employees in Taiwan and Shanghai in 2014 from 2013, as we reduced headcount in line with the decrease in business at these facilities. There was increase in the number of employees in Singapore and Malaysia in 2014. This increase was partially due to the acquisition of the three semiconductor facilities from Panasonic.

Certain of our employees in Singapore, Indonesia and Malaysia are unionized and we are party to collective bargaining agreements with such unions. We maintain a productive working relationship with these unions and have not experienced any material labor strikes or work stoppages. Our collective bargaining agreements with the employee unions in Indonesia and Malaysia are expected to expire on May 29, 2016 and October 31, 2016, respectively.

We have an annual training plan for our employees, which encompass areas such as management development, quality improvement programs, technical programs for engineers and information technology applications training. We also periodically send selected employees to participate in workshops and courses to learn and develop additional skills.

Insurance

We are covered by industrial all risks and property insurance policies on buildings, machinery, equipment and our customers’ inventories to mitigate the losses which could result from damage to our production facilities. We maintain business interruption insurance for certain of our major facilities. In addition, we also maintain cargo policies to insure against damage to the materials or equipment while they are being delivered to us. We believe that our insurance coverage is adequate and in line with industry practice and is commercially reasonable and appropriate for a provider of semiconductor assembly and test services operating in each relevant market.

Quality and Reliability Assurance

We are committed to maintaining high levels of quality and reliability assurance with respect to services that we provide to customers, as well as to providing products that meet the specifications of our customers. Our goal is to exceed customer expectations through business excellence, creativity and continuous improvement.

Our team of experienced personnel comprising engineers and technicians monitor our assembly and test process indices to ensure they meet industry and customer specific quality standards. Our engineering staff are continuously working towards enhancing product quality and process improvement. Our in-house laboratories are equipped with reliability testing, failure analysis and advanced analytical tools for our research and development process. Our trained personnel inspect purchased materials to detect abnormalities. If a consistent trend in poor quality is detected, our management re-evaluates the vendor providing such materials. In addition, a rating system is imposed on key suppliers and vendors in respect of the quality of products delivered, delivery schedule and cost competitiveness.

We conduct our assembly and test operations in controlled environments where we continuously monitor the air purity, temperature and humidity. To ensure stability and integrity of our operations, we maintain clean rooms at our facilities that meet U.S. Federal 209E and ISO 6, 7, 8 (ISO 14644-1) class 1000, 10000 and 100000 standards that prescribes methods for verifying and monitoring air cleanliness in clean room environments. We have been certified to quality standards such as ISO 9001:2008, ISO 14001:2004 and OHSAS 18001:2007. Our facilities at USG1, USG2, UTL, UTC, UDG and UMY have been ISO TS16949 certified. The ISO certifications are internationally-recognized industry accreditation for companies with sound documentation control, good quality management systems and adherence to good manufacturing practices which provide for continual improvement with emphasis on prevention of defects and reduction of variation and waste in the supply chain. Assembly and test customers often look to these certifications as a threshold indication of a company’s quality assurance standards. As such, we believe that these certifications provide an independent verification of the quality assurance system in our facilities’ production processes.

Corporate Social Responsibility

We adopted our corporate social responsibility policy in March 2014 and initiated a group-wide “Corporate Social Responsibility Policy and Commitment Statement” directive. As part of our efforts towards environmental protection, we apply environmentally friendly process applications in our use of resources to reduce waste generation. We also practice energy conservation to reduce consumption of electricity, water and chemicals. We emphasize the reduction of carbon footprint, minimization of waste generation and the recycle and reuse of waste, where possible.

In particular, we have established a committee to comply with the guidelines promulgated by the Electronic Industry Citizenship Coalition and periodically monitor and audit our operations to promote sustainability of those guidelines and compliance with our environmental protection efforts.

We regularly monitor and conduct audits of our sustainability performance to ensure compliance and identify opportunities to improve. Our sustainability systems, processes and practices have been certified to meet ISO14001 and OHSAS18001 industrial standards.

Legal Proceedings

From time to time, we are subject to claims that arise in the normal course of business. These claims may include allegations of infringement of intellectual property rights of third parties, and claims relating to environmental liability, labor and products.

Complaint filed by certain noteholders

A complaint was filed in the Supreme Court of the State of New York, New York County, by certain purported holders of Global A&T Electronics’ senior secured notes, alleging certain claims in relation to the issuance of the $502.3 million in aggregate principal amount of senior secured notes on September 30, 2013. The claims asserted include alleged breaches of Global A&T Electronics’ intercreditor agreement and the indenture, fraudulent inducement and fraud. The plaintiffs allege that the September 30, 2013 exchange transaction caused an event of default under the indenture and seek monetary damages and other relief, including an injunction “unwinding” the September 30, 2013 transaction and/or “subordinating the liens” securing the senior secured notes issued on September 30, 2013 to the liens on those senior secured notes issued on February 7, 2013.

We are of the view that we have substantial defenses to these claims and intend to vigorously defend the plaintiffs’ lawsuit. On May 30, 2014, we filed a motion to dismiss the plaintiffs’ complaint. The motion to dismiss was heard by the court on January 13, 2015, but has not yet been decided. The case is ongoing. For further details, see “Risk Factors – Pending litigation by certain holders of senior secured notes issued by our wholly-owned subsidiary, Global A&T Electronics, and guaranteed by certain of our subsidiaries, may expose us to significant liabilities, result in negative publicity and have a material adverse effect on our reputation, business, financial condition, results of operations and prices of our securities.” Any adverse ruling from this litigation could have a material and adverse effect on our business, financial condition and results of operations.

Litigation with Tessera

On September 30, 2010, Tessera filed a complaint against UTC in the United States District Court of the Northern District of California. The suit relates to a contractual dispute about whether UTC’s patent license agreement with Tessera obligates it to continue paying royalties to Tessera. Tessera’s complaint seeks a judicial determination and declaration that UTC remains contractually obligated to pay royalties to Tessera, an account of unpaid royalties and an award of damages in an amount to be determined at trial, plus interest on damages, costs, disbursements and attorneys’ fees. UTC filed a motion to dismiss the complaint on March 16, 2011. On March 28, 2012, the court granted UTC’s motion to dismiss with leave for Tessera to file an amended complaint by April 19, 2012. Tessera filed an amended complaint on April 19, 2012, and UTC filed its answer on May 17, 2012. UTC, in its answer to the amended complaint, denies Tessera’s claims and asserts counterclaims for declaratory relief relating to the appropriate interpretation of the patent license agreement. After completing discovery, the parties filed competing motions for partial summary judgment concerning the proper interpretation of the license agreement. In an order dated March 31, 2014, the court granted UTC’s motion and denied Tessera’s motion, thereby adopting UTC’s proposed interpretation of the license agreement. As a result, in order to be entitled to royalties under the patent license agreement, Tessera would need to show that one or more of its patents cover UTC’s products. On July 8, 2014, Tessera identified patents that it contends cover UTC’s packages, and the parties are presently in the process of discovery concerning Tessera’s patent claims. On January 30, 2015, the magistrate judge issued a ruling denying Tessera’s request for discovery concerning the testing services that UTC provides for packages made by other companies, finding that Tessera’s complaint does not include a claim with respect to such testing services. Tessera has filed with the court an objection to this ruling, and Tessera also has filed a motion requesting leave to amend its complaint to add a claim concerning UTC’s testing services. On May 26, 2015, the court issued an order denying Tessera’s motion for leave to amend its complaint to add a claim concerning UTC’s testing services. In addition, on May 26, 2015 the court issued an order scheduling the trial of the suit (if a trial is needed) to begin on February 23, 2016. Under the current case management order, the parties will engage in expert discovery until July 17, 2015, followed by the filing of summary judgment motions that will be heard on September 24, 2015. The case is ongoing. We will continue to vigorously defend our interests in this suit. Any adverse ruling from this litigation could have a material and adverse effect on our business, financial condition and results of operations.

Suit filed by Amkor Technology

On April 4, 2014, Amkor filed a complaint against Global A&T Electronics and certain of its subsidiaries in the Superior Court of Arizona. The suit relates to patent licenses between Amkor and certain of Global A&T Electronics’ subsidiaries. We filed a motion to dismiss Amkor’s complaint on August 12, 2014 and on January 5, 2015, the court dismissed seven out of the nine claims made by Amkor in the complaint. On February 13, 2015, Amkor filed an amended complaint in which it reasserted the two claims that were not dismissed and one of the claims that were dismissed. Amkor’s amended complaint also confirmed that it was not seeking to reassert the dismissed claims, but had reserved the right to appeal the dismissal of those claims. The nature of the remaining three claims made by Amkor relate to the payment of royalties by one of our subsidiaries, a claim that certain alleged events triggered a right for Amkor to seek the purchase of certain patents belonging to ASAT Limited (now known as UHK) and a breach of an implied covenant of good faith and fair dealing. On March 24, 2015, we filed a motion to dismiss the claims against UHK (formerly ASAT Limited) and an answer to the other claims. The court will hear oral arguments on our motion to dismiss on September 18, 2015. We will continue to vigorously defend our interests in this suit. The case is ongoing. Any adverse ruling from this litigation could have a material and adverse effect on our business, financial condition and results of operations.

Except as disclosed above, we are not engaged in any litigation, claims or arbitration either as plaintiff or defendant, which has a material adverse effect on our financial position, profitability and business. Any future litigation that we are involved in and any adverse ruling from such litigation could have a material and adverse effect on our business, financial condition and results of operations.

REGULATION

Singapore

Factory Registration

Any person who desires to occupy or use any premises as a factory in Singapore is required, pursuant to the Workplace Safety and Health (Registration of Factories) Regulations 2008, or the 2008 WSH Factories Regulations, to either notify the Commissioner for Workplace Safety and Health, or the WSH Commissioner, of the intention to occupy or use those premises as a factory or apply to the WSH Commissioner to register the premises as a factory.

Registration is required for factories with higher risk activities. Any certificates of registration issued in respect of such classes of factories as set out in Part I of the First Schedule of the 2008 WSH Factories Regulations shall be valid for a period of five years or for such other period as the WSH Commissioner may determine in a particular case, unless earlier revoked in accordance with the 2008 WSH Factories Regulations. Such certificates may, on payment of the appropriate fee stipulated in the 2008 WSH Factories Regulations, be renewed for five years or such other period as the WSH Commissioner may determine in a particular case. Any certificates of registration issued in respect of such classes of factories as set out in Part II of the First Schedule of the 2008 WSH Factories Regulations shall remain in force from the date of its issue until such time as it is revoked in accordance with the 2008 WSH Factories Regulations.

If any registered factory becomes unfit for occupation or use as a factory by reason of any change in the type of the work for which the factory is registered or any structural change to the premises of the registered factory or any change in the layout of the premises or any fact or circumstance not present when the factory was registered, the WSH Commissioner may, by notice in writing, direct the occupier of the registered factory to comply with such requirements as may be specified.

The WSH Commissioner may in accordance with the 2008 WSH Factories Regulations suspend the certificate of registration of the factory for such period as he thinks fit or revoke the certificate of registration of the factory. Such circumstances include where the occupier of the registered factory fails to comply with any notice issued by the WSH Commissioner as described in the paragraph above or where the WSH Commissioner is satisfied that there has been a contravention of any condition of the certificate of registration.

Workplace and Health Safety Measures

Under the Workplace Safety and Health Act, Chapter 354A of Singapore, or the WSH Act, every employer has the duty to take, so far as is reasonably practicable, such measures as are necessary to ensure the safety and health of his employees at work and of persons (not being his employees) who may be affected by any undertaking carried on by him in the workplace. These measures include providing and maintaining for such persons a work environment which is safe, without risk to health, and adequate as regards facilities and arrangements for their welfare at work, ensuring that adequate safety measures are taken in respect of any machinery, equipment, plant, article or process used by such persons, ensuring that such persons are not exposed to hazards arising out of the arrangement, disposal, manipulation, organization, processing, storage, transport, working or use of things in their workplace or near their workplace and under the control of the employer, developing and implementing procedures for dealing with emergencies that may arise while such persons are at work and ensuring that such persons at work have adequate instruction, information, training and supervision as is necessary for them to perform their work. Under the WSH Act, every occupier of any workplace, including a factory, has the duty to take, so far as is reasonably practicable, such measures to ensure that the workplace, all means of access to or egress from the workplace and any machinery, equipment, plant, article or substance kept on the workplace, are safe and without risks to health to every person within those premises, whether or not the person is at work or is an employee of the occupier.

More specific duties imposed by the Ministry of Manpower in Singapore, on employers and occupiers of workplaces, including a factory, are laid out in the Workplace Safety and Health (General Provisions)

Regulations. Some of these duties include, in the case of occupiers of factories, keeping, storing, using, handling or disposing of all hazardous substances in a factory in such a manner as not to pose a risk to the health and safety of any person at work in the factory.

If the WSH Commissioner is satisfied that any workplace is in such condition, or is so located, or any part of the machinery, equipment, plant or article in the workplace is so used, that any work or process carried in the workplace cannot be carried on with due regard to the safety, health and welfare of persons at work, or any person has contravened any duty imposed by the WSH Act, or any person has done any act, or has refrained from doing any act which in the opinion of the WSH Commissioner poses or is likely to pose a risk to the safety, health and welfare of persons at work, the WSH Commissioner may serve a remedial order or stop-work order. A remedial order shall direct the person served with the order to take such measures to remedy any danger so to as enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work, to comply with any duty imposed under the WSH Act, or to do or refrain from doing any act which in the opinion of the WSH Commissioner poses or is likely to pose a risk to the safety, health and welfare of persons at work, in each case, to the satisfaction of the WSH Commissioner. A stop-work order shall direct the person served with the order to immediately cease to carry on any work or process either indefinitely or until such measures as are required by the WSH Commissioner have been taken, to the satisfaction of the WSH Commissioner, to remedy any danger so as to enable the work or process in the workplace to be carried on with due regard to the safety, health and welfare of the persons at work. Where the WSH Commissioner becomes aware of any accident, dangerous occurrence or occupational disease in a workplace, the Commissioner may also direct an inspector to investigate the circumstances of the disease, dangerous occurrence or occupational disease.

Thailand

The Investment Promotion Act B.E. 2520 (1977)

UTL has received investment promotion privileges from the BOI for its manufacture and assembly of integrated circuit, wafer grinding and wafer testing. Its promotional privileges have included immigration permissions, alien work permits, a right to own land for promoted investment activities (generally forbidden to foreigners in Thailand), reductions and exemptions from certain duties on imported machinery and a corporate income tax exemption. As a promoted company, UTL must comply with the terms and conditions set out in its promotion certificates issued by BOI. If UTL violates such terms and conditions, the BOI may revoke UTL’s certificates, in whole or in part, thereby revoking UTL’s privileges related to, among other things, import and export duties and the corporate income tax. As a result, UTL would have to make compensation to the Customs Department or the Revenue Department, as applicable, for the revoked duty or tax exemptions.

The Factory Act B.E. 2535 (1992) and the Industrial Estate Authority of Thailand Act B.E. 2522 (1979)

The Factory Act B.E. 2535 (1992), or Factory Act, is the primary legislation governing factories in Thailand. The Ministry of Industry is empowered to regulate all aspects of factory operations to prevent, stop, or alleviate danger, damage, or disturbances to the public or property in the factory or nearby premises including standards and procedures for safety at work and the control or release of waste, pollution, and anything else arising from factory operations that might affect the environment. The Ministry of Industry is also authorized to issue regulations regarding disposal of solid waste, night soil and garbage, wastewater discharges and emissions from factories, and set requirements for waste treatment facilities and noise abatement. Any person violating or failing to comply with the Factory Act, the rules or notifications issued by the Ministry of Industry concerning pollution is subject to a fine not exceeding 200,000 Thai Baht. However, the penalties for violating other requirements under the Factory Act include fines from 5,000 Thai Baht to 200,000 Thai Baht or imprisonment from six months to two years or both for each violation.

The Factory Act classifies factories into three groups according to the severity of the impact that the factory operations have on the public or the environment. One of UTL’s factories is located in Bangkok and is categorized as a Type 3 Factory for which licenses from the Department of Industrial Works, or DIW, are required.

Two other factories of UTL are situated in an industrial estate, and are exempt from the DIW licenses requirement, but are required to comply with the rules and the procedures established by the Industrial Estate Authority of Thailand, a state enterprise established under the Industrial Estate Authority of Thailand Act B.E. 2522 (1979).

Building Construction Permit

Pursuant to the Building Control Act B.E. 2522 (1979), as amended, or the Building Control Act, either a Building Construction Permit or a Building Construction Notice issued by the local authorities is required for the construction, modification, demolition or relocation of a building, including factories, and ancillary facilities such as small buildings, fencing, pipelines, and water and electrical systems. Building Construction Permits are valid for a prescribed period and may be renewed by application.

Upon completion of construction, the holder of a Building Construction Permit or Building Construction Notice of certain types of buildings must request inspection from the local authority, upon which successful inspection a certificate approving the use of the building will be issued.

Any person constructing a building without a Building Construction Permit or Building Construction Notice or using a building without an approval after inspection is subject to a fine not exceeding 60,000 Thai Baht or imprisonment not exceeding 3 months or both for each violation, as well as a fine not exceeding 10,000 Thai Baht per day during the period that the violation is unresolved. Where the building is used for commercial or industrial activities, such penalties will be twice as high.

The Public Health Act B.E. 2535 (1992)

The Public Health Act B.E. 2535 (1992), or Public Health Act, empowers relevant local governments to oversee the operations of businesses that may be detrimental to health. Categories of businesses that may harmful to public health are required to get licenses prior to beginning operations as prescribed in the local notification of the local government. Any person violating or failing to comply with the Public Health Act or the rules issued by the Ministry of Public Health is subject to a fine from 500 Thai Baht to 10,000 Thai Baht or imprisonment from one month to six months or both, depending on the violation.

The Hazardous Substances Act B.E. 2535 (1992)

The Hazardous Substances Act B.E. 2535 (1992), or the Hazardous Substances Act, regulates the import, export, production, storage, transport, possession, sale, and use of dangerous substances including those that are explosive, inflammable, oxidized and peroxided, poisonous, infectious, radioactive, mutant, corrosive and irritable as well as chemicals that pose a threat to human and animal life, property, or environment. The Hazardous Substances Control Bureau regulates matters related to hazardous substances.

The Minister of Industry of Thailand is also empowered to issue ministerial regulations specifying criteria and procedures for applications for permission and for renewal of permits to import, export, manufacture and sale of toxic substances and publish notifications in the Government Gazette according to recommendations of the Hazardous Substances Committee, an inter-ministerial committee established under the Hazardous Substances Act, concerning the designation of the names, types or use of hazardous substances, period of application and responsible agencies. The permits granted under the Hazardous Substances Act are valid for up to three years from the date of issuance.

Any person violating or failing to comply with the Hazardous Substances Act and the Ministry of Industry’s rules is subject to a fine from 10,000 Thai Baht to 1,000,000 Thai Baht or an imprisonment from one month to 10 years or both, depending on the violation. However, offenses under the Hazardous Substances Act punishable by imprisonment for a term of not exceeding one year or with a fine only may be settled by the Hazardous Substances Committee. If an offender settles a fine by payment within 30 days from the date the offender is notified of the amount of the fine, the case is deemed to be settled under the Thai Criminal Procedure Code. Apart from the fine and imprisonment, permits may be revoked or temporarily suspended. If a permit is revoked, a request for a new permit cannot be made for five years from the revocation date.

The Hazardous Substances Act also provides a private right of action against a possessor of a hazardous substance that causes damage to another person.

Taiwan

Semiconductor assembly and test plants in Taiwan are mainly subject to the Factory Management Act, or the FMA, and the Science-Based Industrial Park Administration is the relevant governing authority in respect of the FMA.

Pursuant to the FMA, a factory shall file for factory registration, and any amendment thereto, with its governing authority. In consideration of sound factory management and public interest protection, the governing authority may, by giving notice, require a factory to provide certain relevant information during the registration process. If necessary, the governing authority may also dispatch staff to the factory to conduct an inspection, which the factory may not avoid, hinder or reject. Further, if a factory’s manufacture, process or use of hazardous materials exceeds the controlled threshold, it shall purchase a public accident liability insurance that meets the minimum coverage requirements prescribed under the FMA and relevant regulations.

If a factory fails to comply with the FMA, its factory registration may be revoked or cancelled, or the factory may be imposed with an administrative fine, ordered to cease its operation, or ordered to cut off its electricity and power supply.

China

Regulations on Processing Trade

UDG and USC are mainly engaged in the processing trade relating to semiconductors and integrated circuits. The laws and regulations that govern processing trade include the Provisional Regulation on Administration of Approval and Examination of Processing Trade, the Notice on Relevant Issues to Encourage the Administration of Processing, the Customs Law of China, and the China Customs Supervision and Administration of Processing Trade Goods.

The Ministry of Commerce of China and local authorities are responsible for the approval and supervision on processing trade enterprises. Enterprises that are not established in bonded areas must obtain the Approval of Processing Trade Enterprises Operating Conditions and Production Capacity and the Approval Certificate for Processing Trade before engaging in the processing trade business. However, processing trade enterprises established in bonded areas are not required to obtain such certificates.

Indonesia

Foreign Investment

Under the Indonesian Investment Law No. 25 of 2007, foreign investment in Indonesia must be in the form of a limited liability company established under Indonesian law and domiciled within Indonesia. This type of company is known as a foreign investment company, Penanaman Modal Asing Company or PMA Company, and all matter relates to the investment licenses of the PMA Company shall be handled by the Investment Coordinating Board, Badan Koordinasi Penanaman Modal or the BKPM, except for certain sectors that are subject to separate regulatory regimes, such as banking, financial, oil and gas, and capital markets.

Our operations in Indonesia do not fall under any separate regulatory regimes and as such, our investment licenses are issued by the BKPM. As a PMA Company, we also subject to the investment guidelines of the BKPM as stipulated in Regulation of Head of BKPM No. 5 of 2013 on Investment Application Provision and Procedures, as amended by Regulation of Head of BKPM No. 12 of 2013, or Regulation No. 5/2013. Regulation No. 5/2013 prescribes a set of licensing and guidelines for implementing foreign and domestic investment in Indonesia, one of which is the mandatory rule on the divestment obligation of a PMA Company.

The divestment obligation is set out in Government Regulation No. 20 of 1994 on Share Ownership in the Company Established in the Framework of Foreign Investment, or GR No. 20/1994. Neither GR No. 20/1994 or

Regulation No. 5/2013 specifies the minimum amount of shares required to be divested. In practice, the divestment of 1%, or one share would be sufficient, in satisfying the divestment requirement under the Indonesian Investment Law. However, the BKPM considers the divestment obligation on a case-to-case basis, and the BKPM may change its view and/or policy which may require a larger divestment of shares to satisfy the divestment obligation.

Under Regulation No. 5/2013, any existing obligation applicable to a PMA Company to divest equity to an Indonesian individual or entity as stated in its Foreign Investment approval issued by the BKPM, prior to the enactment of Regulation No. 5/2013 will remain valid. We have divested a portion of our shares in UID in accordance with Regulation No. 5/2013.

Bonded Zones Regulation

UID is located in a Bonded Zone area, which is an area designated by the Government of Indonesia to support export-oriented businesses and promote export-led growth. A Bonded Zone is a building, place, or area with specific boundaries that is used to stockpile certain both imported goods and goods from other areas outside the Indonesian customs territory that are used in manufacturing processes. The goods produced in bonded zones are mainly for export and are not subject to customs duty or excise and import taxes.

According to Regulation of Directorate General of Customs and Excise No. 57/BC/2011, dated December 28, 2011, regarding Bonded Zones, as amended by the Regulation of Directorate General of Customs and Excise No. 35/BC/2013, dated December 24, 2013, an entrepreneur/company that operates in a bonded zone (Bonded Zone Entrepreneur) must obtain license as a Bonded Zone Operator and Bonded Zone Entrepreneur.

Occupational Safety and Health

Under the Occupational Safety Law No. 1 of 1970, or Occupational Safety Law, and its implementing regulation, a company which (i) employs 100 people or more, or (ii) employs less than 100 people but uses materials, processes and installations that have substantial risk of impending explosion, fire, poisoning and radioactive irradiation, is required to implement an occupational safety and health management system.

The management system is to be established through the adoption of an occupational safety and health policy, which includes a framework and work program for general and/or operational activities. The policy is formalized through a consultative process between the management and employees. Once established, the policy has to be communicated to employees, customers, contractors and suppliers.

Under the Occupational Safety Law, a company is also required to establish a committee, consisting of both management and employees. The committee is responsible for monitoring and implementing the application of occupational safety and health policy. The chairperson of the committee has to be a senior executive in the company, and the secretary of the committee has to be an occupational safety and health expert that is certified by the Indonesian Ministry of Manpower. The composition of management of the committee has to be documented and communicated to employees.

The occupational safety and health management system is to be assessed internally by the occupational health and safety committee, which must submit a report of its assessment to the Indonesian local manpower office every three months. The assessment can also be conducted by an external audit institution appointed by the Indonesian Minister of Manpower. If the audit is performed by an external audit institution, the audit findings must be submitted to the Indonesian Minister of Manpower.

Malaysia

Industrial Coordination Act 1975

Pursuant to the Industrial Coordination Act 1975, or ICA, companies carrying on manufacturing activities are required to hold a manufacturing license issued by the Malaysian Investment Development Authority, or MIDA, an agency under the Ministry of International Trade and Industry, or MITI, unless its shareholders’ fund is less than RM2,500,000 or its full-time employees are less 75 total.

Any person who fails to hold a valid manufacturing license is guilty of an offense and is liable on conviction to a fine not exceeding RM2,000 or to a term of imprisonment not exceeding six months and to a further fine not exceeding RM1,000 for every day during which non-compliance continues.

An application for a manufacturing license may be made to MIDA for one or more products manufactured in one or more places of manufacturing activity but a separate license is required for each location where a company carries out manufacturing activities. MIDA may impose terms and conditions on the licenses it issues at its discretion.

Local Government Act 1976

Section 102 of the Malaysian Local Government Act 1976, or LGA 1976, require any person who uses any place or premises within a respective local authority’s jurisdiction for any trade, business or industry to obtain a license from the respective local authority. For the breach of any by-law, rule or regulation, a local authority may prescribe a fine not exceeding RM2,000 or a term of imprisonment not exceeding one year or both and in the case of a continuing offense a sum not exceeding RM200 for each day during which such offense continues after conviction.

Free Zones Act 1990

Section 11(1) of the Free Zones Act 1990, or FZA 1990, provides that goods of any description which would be used directly for the manufacture of other goods, or goods manufactured in any part of the principal customs area which are meant for export may be brought into a free industrial zone. Pursuant to Regulation 7(2) of the Free Zones Regulations, no person shall erect any building or other structure; or hold any tenancy or lease of any movable or immovable property, in a free zone for the purposes of carrying out any commercial or manufacturing activity and related operations in the zone, except with the permission of the relevant free zone authority. Failure to comply with Regulation 7(2) of the Free Zones Regulations may result in a fine not exceeding RM1,000 or to imprisonment for a term not exceeding 6 months or to both.

Factory Machinery Regulations

The Department of Occupational Health and Safety is responsible for ensuring the safety, health and welfare of workers and other forms of hazard arising from certain activities, including the manufacturing sector and regulates among others, the construction, use and maintenance of machinery in factories prescribed under the Factories and Machinery Act 1967, or FMA 1967 and the regulations thereunder and safe working conditions in confined spaces as prescribed under the Occupational Safety and Health Act 1994. Section 19(1) of the Factories and Machinery Act 1967, or FMA 1967, requires machinery operators to obtain a certificate of fitness in order to operate such machinery. In addition, written approval of the Department of Occupational Safety and Health is required for the installation and use of machinery and equipment under section 36(1) of FMA 1967. Anyone who contravenes Section 19(1) of the FMA 1967 shall be guilty of an offence under the FMA 1967 and shall upon conviction be liable to a fine not exceeding RM150,000 or to imprisonment for a term not exceeding 3 years or to both.

Electricity Supply Act 1990

Section 21(2) of the Electricity Supply Act 1990, or ESA 1990, provides that no person shall possess or operate an electrical installation unless the installation is registered on a valid certificate of registration. Section 21(2) is applicable to any plant or equipment designed for the supply and/or use of electricity. Failure to obtain a valid certificate of registration may result in a fine not exceeding RM25,000 and a further fine not exceeding RM1,000 for every day of non-compliance after conviction.

Poisons Act 1952

A wholesaler’s poison license is required under section 26(2) of the Poisons Act 1952, or PA 1952, to import, store and sell by wholesale certain chemicals. The license is issued to any person fit and proper person to hold such license, or issued to a responsible officer of a company. Further, a permit is also required to purchase, store and use of sodium hydroxide subject to the provisions of the Poisons Ordinance, 1952 and the Poisons (Sodium Hydroxide) Regulations, 1962.

Environmental Matters

Semiconductor testing is not typically expected to generate significant pollutants. The semiconductor assembly process generates gaseous chemical wastes, principally at the molding stage. Liquid waste is produced when silicon wafers are ground thinner and diced into chips with the aid of diamond saws and cooled with running water. In addition, excess material on leads and moldings are removed from assembled semiconductors in the trimming processes. We have installed various types of liquid and gaseous chemical waste-treatment equipment at our semiconductor assembly and bumping facilities. We have obtained the necessary business licenses for our day-to-day operations. We believe that we have adopted adequate and effective environmental protection measures that are consistent with semiconductor industry practices in Thailand, Singapore, Taiwan, China, Indonesia and Malaysia.

Singapore

Our operations in Singapore are subject to regulatory requirements and potential liabilities arising under Singapore laws and regulations governing, among other things, air emissions, wastewater discharge, waste storage, treatment and disposal, and remediation of releases of hazardous materials. Such laws and regulations include the Environmental Protection and Management Act, the Environmental Public Health Act, the Sewerage and Drainage Act 2001, the Prevention of Pollution of the Sea Act and their respective applicable subsidiary legislation, and are generally administered by Singapore’s Ministry of the Environment and Water Resources, National Environment Agency and/or Public Utilities Board.

In the event of non-compliance with the Environmental Protection and Management Act, the Environmental Public Health Act, the Sewerage and Drainage Act 2001 and the Prevention of Pollution of the Sea Act, the relevant authorities may, among other things, impose fines, issue stop orders, order remedial works or revoke the relevant licenses or permits. In addition, there are various enforcement measures provided in these Acts such as (i) the power to arrest persons who have committed an offense, (ii) the power to enter any premises for the purpose of making any survey, inspection, investigation and/or executing any authorized work, and (iii) the power to search and seize any hazardous substance or toxic substance.

If we are found to have contravened any of the applicable Singapore environmental laws and regulations, we would be subject to sanctions and/or orders, including fines, a revocation or suspension of any applicable license or permit held by us, or an order to stop work either indefinitely or until such time as the steps which may be specified in the order have been taken. In addition, we may be required to remove and clean up any toxic or hazardous substance, trade effluent, oil, chemical, sewage, or polluting matters that we have discharged or caused or permitted to be discharged. We may also be required to take steps to reduce the quantity or toxicity of our toxic industrial waste if it is found to be excessive or unduly toxic.

Thailand

The Enhancement and Conservation of National Environmental Quality Act B.E. 2535 (1992), or the Environmental Quality Act, was enacted to regulate environmental matters, including water, air and noise pollution and the conversion of natural resources. The National Environment Board, or the NEB, and the Pollution Control Board, or the PCB, was established to administer the Environmental Quality Act, to develop environmental policy, coordinate issues relating to environment and quality standards, set emissions standards and propose environmental legislation.

For the purpose of environmental quality enhancement and conservation, the NEB has the power to prescribe by notifications published in the Government Gazette the environmental quality standards regarding public inland water sources, groundwater quality standards, atmospheric ambient air standards, ambient standards for noise and vibration and environmental quality standards for other matters. The PCB assists the NEB by developing strategic plans to improve pollution control and environmental preservation. The PCB also coordinates pollution control issues between the public and private sectors and prescribes standards of pollution control for the pollution and hazardous waste emissions and control.

According to the Environmental Quality Act, if a factory fails to comply with the environmental quality standards prescribed by law and leakage or contamination from the factory results in death or bodily harm or injures the health of any person or causes damage in any manner to the property of any private person or of the State, the owner or possessor of the source of pollution is liable to compensate for the damages inflicted on others, regardless whether the leakage or contamination results from a willful or negligent act of the owner or possessor. Any person violating or failing to comply with this Act and the Ministry’s rules is subject to fines ranging from 5,000 Thai Baht to 500,000 Thai Baht, in addition to the value of any natural resources that are damaged or destroyed, as well as imprisonment from one month to five years or both, depending on the violation. The PCB may also revoke operating permits or issue suspensions in its discretion.

Taiwan

UTC’s semiconductor assembly and test operations in Taiwan are subject to regulation and periodic monitoring by the Taiwanese Environmental Protection Administration and local environmental protection authorities, including the Science-Based Industrial Park Administration. In Taiwan, the county and city environmental bureaus in each county or city where UTC conducts its operations are responsible for the enforcement of the Taiwanese environmental laws applicable to UTC’s operations in such county or city.

UTC’s semiconductor assembly and test operations in Taiwan are subject to various environmental protection laws and regulations, including the Air Pollution Control Act, the Water Pollution Control Act, the Soil and Groundwater Pollution Remediation Act, the Noise Control Act, the Waste Disposal Act, the Toxic Chemical Substance Control Act, the Environmental Impact Assessment Act, the Sewerage Act, and the implementing rules and standards promulgated thereunder.

These environmental laws prescribe that, during the course of plant construction, production and other operating activities, businesses are required to, among other things, install environmental protection measures, establish and maintain effective pollution prevention systems, obtain relevant licenses and make regular reports on the installment and operation of stationary sources of pollution (that is, a structure, facility, equipment or installation, located at a certain property, that emits air pollutants), apply to competent authorities for discharging certain pollutants, and comply with rules and procedures designed for the proper handling and disposal of pollutants and waste. In the event of a discharge, spill or release of pollutants from a site occupied by a business, such business is responsible for taking all necessary remedial and clean-up measures to eliminate the pollutants.

If a business fails to comply with these environmental laws, it may, depending on the specific circumstance of such offense, be subject to a warning or rectification order, administrative fine, revocation or suspension of its license or permit, an order to cease operation, permanent shutdown, civil damage claims or criminal liability.

China

Various approvals and certificates are required from various government authorities for the conduct of our business and operations in China, including foreign investment, tax, foreign exchange and customs registration certificates. The relevant China environmental protection laws and regulations include the Environmental Protection Law of China, Water Pollution Prevention Law of China, Air Pollution Prevention Law of China, Solid Waste Pollution Prevention Law of China, Noise Pollution Prevention Law of China and other local regulations. These laws and regulations prescribe standards for disposal of residuals, wastewater, gas and noise pollution. In addition, the environmental protection departments of local governments have authority to conduct environmental supervision and management and to make on-site inspections on work units within their jurisdictions.

Pursuant to the Environmental Prevention Law, the Water Pollution Prevention Law, the Air Pollution Prevention Law and the Noise Pollution Prevention Law, if a construction project in China discharges sewage, gases or noise, (i) an environmental impact assessment in respect of the project has to be conducted by a qualified professional institution to ensure that the project complies with the regulatory requirements in respect of the discharge of sewage, gases and noise, and (ii) an audit by the local environmental prevention authority is to be carried out and an approval from such authority must be obtained, failing which the project shall not be permitted to commence.

The Fire Prevention Law and the applicable fire prevention regulations prescribe that prior to the commencement of any large-scale or special construction projects carried out in a densely populated place, an opinion relating to fire safety design must be obtained from the fire prevention authority. Following the completion of the project, an audit by the fire prevention authority is to be carried out and approval from the authority is to be obtained. Any project other than projects in densely populated places or special construction projects are subject to audit by the fire prevention authority, after which, filings with the authority must be made. In the event that such projects are disqualified by the fire prevention authority on subsequent audits, such projects shall not be permitted to be put into use.

Indonesia

Our operations in Indonesia are subject to the various Indonesian environmental protection laws and regulations such as, Regulation of the State Minister of Environmental Affairs No. 16 of 2012 on Guidelines for the Composition of Environmental Documents, or Regulation No. 16/2012, and Government Regulation No. 101 of 2014 regarding Management of Toxic and Hazardous Waste Substances, or Regulation No. 101/2014.

Regulation No. 16/2012 prescribes that any business that is not required to obtain a general environmental license, has to prepare a set of documents setting out the business’ environmental management and environment monitoring efforts. These documents are to be submitted to the Indonesian local government.

Regulation No. 101/2014 regulates hazardous and toxic waste management. This regulation requires businesses that utilize hazardous and toxic material waste to obtain a license for hazardous and toxic material storage. This regulation also requires companies to have processes for, among other things, identifying, reducing, storing, collecting, transporting and processing hazardous and toxic waste. Companies must also report its waste storage activities at least once every three months to the Indonesian local government.

Malaysia

Our operations in Malaysia are subject to the various Malaysian environmental protection laws and regulations. The Environmental Quality Act 1974, or the EQA, prescribe standards for the prohibition and control of pollution, control of scheduled wastes, payments to the environmental fund, and issuance of licenses in respect of installation of equipment in industrial plants. In addition, local environmental departments have the authority to issue environmental approvals to companies, such as in relation to their installation of waste water treatment plants and internal piping systems.

A company is required to obtain a license if it, amongst others:-

•	emits or discharges any environmentally hazardous substances, pollutants or wastes into the atmosphere;

•	emits or causes or permits to be emitted any noise that is greater in volume, intensity or quality than established thresholds;

•	pollutes or causes or permits to be polluted any soil or surface of any land;

•	emits, discharges or deposits any environmentally hazardous substances, pollutants or wastes into any inland waters; or

•	discharges environmentally hazardous substances, pollutants or wastes into Malaysian waters,

in contravention of the acceptable conditions under the EQA.

The penalty for discharging environmentally hazardous substances, pollutants or waste in Malaysian waters in quantities that exceed acceptable conditions is a fine of up to RM500,000 or up to 5 years imprisonment or both.

In addition, to control the emission of environmentally hazardous substances, pollutants or waste, the Director General of Environmental Quality has the power to require (i) installation, operation, or repair of control equipment; (ii) erection or increasing of chimney heights; (iii) measuring or sampling of pollutants; (iv) the commissioning of studies on environmental risk; and (v) install, maintain and operate monitoring program amongst other measures.

MANAGEMENT

Directors and Executive Officers

The following table sets forth information regarding our directors and executive officers as of the date of this prospectus. We expect to appoint an additional independent director upon completion of this offering.

Name	Age	Position/Title
Directors:
Kok Yew Tang	62	Non-Executive Chairman
Chuen Fah Alain Ahkong	67	Independent Director
Kok Hoe Wong	52	Independent Director
Dominic John Picone	36	Director
Scott Yue Chen	37	Director
Steven Joseph Schneider	55	Director
Tong Poh Tay	53	Director
Weng Sun Mok	47	Director
William John Nelson	61	Director, Group President and Chief Executive Officer

Executive Officers(1):
Douglas J. Devine	45	Chief Financial Officer
Asif R. Chowdhury	49	Senior Vice President of Product Line and Marketing
Jeffrey R. Osmun	51	Senior Vice President of Worldwide Sales
Frank R. Myers	52	Senior Vice President of Operations
Ken Shibata	60	Senior Vice President, UTAC Manufacturing Services Pte. Ltd.

Note:

(1)	Other than directors who are also executive officers.

Unless otherwise indicated, the business address of each director and executive officer is 22 Ang Mo Kio Industrial Park 2, Singapore 569506.

A description of the business experience and present position of each director and executive officer is provided below:

Directors

Kok Yew Tang. Mr. Tang is the founding chairman and managing partner of Affinity Equity Partners following its spin-off from UBS Capital in 2004. Prior to that, he was the chairman of UBS Capital (Asia Pacific) Limited since 1999. Before he joined UBS Capital, he was the chief executive for Investment Banking, East Asia at Union Bank of Switzerland in 1995. Following the merger of Union Bank of Switzerland and Swiss Bank Corporation to form UBS, Mr. Tang became chief executive, Hong Kong, of UBS Group and Asia Regional Head of Investment Banking for UBS Investment Bank. Mr. Tang also served in a number of senior roles over 20 years in Banque Indosuez Group and Chase Manhattan Bank in Hong Kong and Malaysia. Mr. Tang holds a Bachelor of Economics (Accounting) Degree with First Class Honors from the University of Malaya. Mr. Tang has been appointed to our board of directors, through Global A&T Holdings, as an appointee of Affinity Equity Partners.

Chuen Fah Alain Ahkong.    Mr. Ahkong is currently a director and tax consultant at Pioneer Management Services Pte Ltd, a boutique consulting firm that provides corporate advisory, international and local tax advisory as well as compliance services, corporate secretarial, management accounting and support services. Prior to helping to found Pioneer Management Services in 1990, Mr. Ahkong spent 17 years with Arthur Young. He joined the corporate tax department of Arthur Young in London in 1973 and was transferred as a manager to the Singapore office of Arthur Young in 1979. Mr. Ahkong was subsequently promoted to director of taxes in 1984 and to managing director in 1989. Mr. Ahkong started his career at the Yoo Foo Group in 1967 as a consultant. Mr. Ahkong is an associate member of the Chartered Institute of Taxation in the United Kingdom.

Kok Hoe Wong.    Mr. Wong is currently the chief operating officer of Centurion Global Ltd, a company with interests in fund management, private equity investments, property development and investments. He is also currently chairman of the board of directors of Centurion Corporation Limited, a public listed company in Singapore. From 1999 to 2005, Mr. Wong co-headed the corporate and capital markets practice of Rajah & Tann LLP, a Singapore law firm. He subsequently became the executive committee partner of Rajah & Tann LLP in 2005 and its consultant in 2008. Mr. Wong graduated with a Bachelor of Laws with honors from the National University of Singapore.

Dominic John Picone.    Mr. Picone is a principal and the head of financial services of Asia (excluding India) at TPG Capital and is currently based in Singapore. Since joining the firm in 2005, he has been based in Asia with responsibility for investments in the Asia Pacific region. Mr. Picone holds a Bachelor of Commerce in Finance with honors and a Bachelor of Laws from the University of Melbourne. Mr. Picone has been appointed to our board of directors, through Global A&T Holdings, as an appointee of TPG Capital.

Scott Yue Chen.    Mr. Chen is a partner and managing director of TPG Capital. Mr. Chen is head of TPG’s Beijing office and co-leads investment opportunities for TPG Capital in Greater China. Mr. Chen’s investment focus spans across all industries but he specializes in technology, media and telecom, consumer, retail and healthcare industries. Since joining TPG Capital in 2001, Mr. Chen has been based in TPG Capital’s Singapore, Hong Kong and Beijing offices and has evaluated and executed private equity transactions across multiple industries spanning across most Asia Pacific countries. In addition to UTAC, Mr. Chen is serving and has served as director on the boards of TPG’s portfolio companies including co-chairman of Untied Family Healthcare, a leading private premium healthcare service platform in China, Li Ning, a leading Chinese sports apparel company, and Taishin Bank, a leading Taiwanese bank. Mr. Chen graduated from the University of Colorado with a Bachelor of Science in Business. Mr. Chen has been appointed to our board of directors, through Global A&T Holdings, as an appointee of TPG Capital.

Steven Joseph Schneider.    Mr. Schneider is a partner and managing director of TPG Capital. He is responsible for the operations group within Asia. Mr. Schneider has over 30 years’ experience in various industrial and capital businesses in Asia and the United States. Prior to joining TPG Capital in 2005, Mr. Schneider was the chief executive officer and a company officer of General Electric Asia Pacific where he previously spent 20 years of which 14 years were in Asia (including Japan, Singapore, Hong Kong and Shanghai). He currently serves as a non-executive director (chairman) of HCP Holdings Inc. (China) and non-executive director of Alinta Energy Limited (Australia). He previously held non-executive director positions at Hanaro Telecom (S. Korea), Parkway Hospitals (Singapore), Healthscope Limited (Australia), Myer Department Stores (Australia) and Unitrust Finance & Leasing Corporation (China). He is a graduate of Grove City College with a B.A. Degree in Business Administration. Mr. Schneider has been appointed to our board of directors, through Global A&T Holdings, as an appointee of TPG Capital.

Tong Poh Tay.    Mr. Tay joined Affinity Equity Partners in 2011 as managing director and head of Portfolio Management Group. Prior to that, he was managing director and head of Investment Banking of United Overseas Bank Limited, or UOB, in Singapore for five years. Before UOB, Mr. Tay was with J.P. Morgan Securities (Asia Pacific) Limited (including predecessors, Chase Manhattan Bank and Chase Manhattan Asia Limited) in Singapore and Hong Kong for 17 years, where he was managing director and head of Loan Syndications, Asia Pacific. Mr. Tay holds a Bachelor of Science (Electrical Engineering) from the University of Southern California Viterbi School of Engineering and a Master of Business Administration (Finance) from the University of Chicago Booth School of Business. Mr. Tay has been appointed to our board of directors, through Global A&T Holdings, as an appointee of Affinity Equity Partners.

Weng Sun Mok.    Mr. Mok is a senior adviser at Affinity Equity Partners and is based in Singapore. From 2004 to 2014, he was a partner and head of Southeast Asia at Affinity responsible for managing the firm’s private equity investment activities in the region. Prior to that, he was an executive director at UBS Capital which he joined in 1997, having previously worked with CF East Asia, a boutique financial advisory practice. Prior to joining CF East Asia, Mr. Mok spent six years in business development and finance roles with Eastman Holdings Private Limited, an engineering group in Southeast Asia with interests in marine-related construction services and factory automation. Mr. Mok holds a Bachelor of Science in Industrial and Management Engineering and a Master of Business Administration from Rensselaer Polytechnic Institute. Mr. Mok has been appointed to our board of directors, through Global A&T Holdings, as an appointee of Affinity Equity Partners.

William John Nelson.    Dr. Nelson is our Group President and Chief Executive Officer. Dr. Nelson has more than 30 years of experience in the semiconductor industry. Prior to joining us, Dr. Nelson was the chief operating officer and executive vice president of ON Semiconductor. During his tenure at ON Semiconductor, Dr. Nelson oversaw its worldwide manufacturing, quality, supply chain and information technology operations. Dr. Nelson earned a Bachelor of Science in Physics with second class honors and a PhD in Physics from the University of Ulster, Northern Ireland.

Executive Officers

Douglas J. Devine.    Mr. Devine, our Chief Financial Officer is responsible for our group’s corporate finance and information technology functions. Mr. Devine has more than 20 years of experience as a financial executive and manager in the semiconductor industry and related fields, including various financial management positions at Intel from 1997 to 2009. From 2009 to 2011, Mr. Devine was vice president of finance for Nvidia Corporation. From 2011 to 2013, Mr. Devine was the chief financial officer of two Silicon Valley venture capital start-up companies, Stion Corporation, a thin film solar technology company, and, Soraa, a next generation LED company. Mr. Devine holds a Bachelor of Science in Engineering and a Master of Business Administration in Finance from the University of Michigan, and has a certified public accountant license.

Asif R. Chowdhury.    Mr. Chowdhury, our Senior Vice President is responsible for our group’s product line and marketing function. Mr. Chowdhury has more than 20 years of experience in managing business units, business development, process engineering, design, research and development, and strategic sourcing in the semiconductor industry and related fields. Prior to joining us in March 2014, Mr. Chowdhury was working with Analog Devices Inc. and based in Wilmington, Massachusetts where he was in charge of its MEMS package development and assembly engineering, and strategic sourcing for assembly and test. Mr. Chowdhury holds a Bachelor of Science in Mechanical Engineering from the University of Texas at Arlington and a Master of Science in Mechanical Engineering from Southern Methodist University. He also has a Master of Business Administration and Master of Science in Finance from Northeastern University.

Jeffrey R. Osmun.    Mr. Osmun, our Senior Vice President is responsible for our group’s worldwide sales. Mr. Osmun has more than 25 years of international experience working with sales, marketing, operations and technology organizations predominately in the semiconductor industry in a business-to-business consultative sales environment. Prior to joining us, Mr. Osmun was a senior vice president of sales and marketing for Generated Materials Recovery, an environmental and sustainability services company, from 2010 to 2012. From 2006 to 2009, he held executive leadership positions at White Electronic Designs Corp (now a division of Microsemi Corporation) and ASAT Ltd. From 1999 to 2006, Mr. Osmun was the executive vice president of worldwide sales and marketing for STATS and subsequently STATS ChipPAC Ltd., and from 1985 to 1999, he held various executive leadership positions at Kyocera America. Mr. Osmun holds a Bachelor of Science in Mechanical Engineering from Lehigh University.

Frank R. Myers.    Dr. Myers, our Senior Vice President is responsible for our group’s operations and has over 25 years of experience in the semiconductor and bioscience industries. Dr. Myers began his career at Motorola Semiconductor and went on to serve key management roles in Amersham Biosciences, GE Healthcare, and ON Semiconductor. Dr. Myers’ experience include technology development and transfer, factory construction and start-up, quality systems, program management, and manufacturing operations management. Prior to joining us, he was a senior director of program management at ON Semiconductor and was responsible for driving the top revenue growth, technology development, cost reduction, and post mergers and acquisition integration programs. Dr. Myers graduated from Arizona State University with B.S.E., M.S., and Ph.D. Degrees in Chemical Engineering.

Ken Shibata.    Mr Shibata, our Senior Vice President is responsible for the sales and operations of the semiconductor assembly and test business in Singapore, Indonesia and Malaysia which we had acquired from Panasonic in 2014. He has more than 30 years of experience in the semiconductor industry. Prior to joining us,

Mr. Shibata was the vice president of sales in Amkor Technology Japan and had worked in Amkor since 2001. Mr. Shibata has a Bachelor of Science in Organic Chemistry from the National Institute of Technology, Hakodate College in Japan.

Composition of our Board of Directors

Upon the completion of this offering, our board will consist of 10 directors. The authorized number of directors may be changed from time to time by resolution of our board of directors. Our articles provide that our directors may appoint any person to be a director or as an additional director or to fill a vacancy, however such person shall hold office only until the next annual general meeting, where such person shall be eligible for re-election. Our articles of association permit a director to appoint an alternate director to act in place of such director should the director be unable to perform his or her duties as director for a period of time. Under Singapore law, the alternate director is not merely an agent of the director but is also held accountable to the company for his or her actions as director during the period for which he or she acts as alternate director. Singapore law requires that at least one of our directors be resident in Singapore. Our articles provide that a director shall not be required to hold any shares of UTAC Holdings to qualify as a director.

Term of Office for Directors

Each director will hold office until his or her retirement, resignation, removal or vacation, as the case may be. At each annual general meeting of our company, one-third of the directors (or if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office, and shall be eligible for re-election (the directors so to retire being those longest in office).

Duties of Directors

Under Singapore law, our directors have fiduciary duties to UTAC Holdings, including duties to act honestly and in UTAC Holdings’ interest. Our directors also have a duty to use reasonable diligence in the discharge of their duties. UTAC Holdings has the right to seek damages if a duty owed by our directors is breached.

Family Relationships

There are no family relationships between any of our executive officers and directors.

Committees of the Board of Directors

We have established four committees under our board of directors: an audit committee, a compensation committee, a nominating committee and an executive committee. We intend to adopt revised charters for each of the four committees prior to the completion of this offering. Each committee’s members and functions are described below.

Audit Committee

At the time of completion of this offering, our audit committee will consist of Messrs. Ahkong, Wong and             , and will be chaired by             . Messrs. Ahkong, Wong and              satisfy the independence requirements of the New York Stock Exchange or Rule 4350 of the Nasdaq Stock Market, Marketplace Rules. Messrs. Ahkong, Wong and              also satisfy the independence requirements of Rule 10A-3 under the Exchange Act. Our board of directors also has determined that Mr. Ahkong qualifies as an audit committee financial expert within the meaning of the SEC rules. Our audit committee oversees our accounting and financial reporting processes and the audits of the financial statements of our company.

Our audit committee is responsible for, among other things:

•	selecting our independent auditors and pre-approving all auditing and non-auditing services permitted to be performed by our independent auditors;

•	regularly reviewing the independence of our independent auditors;

•	reviewing, with our independent auditors, the audit plan;

•	reviewing, with our independent auditors, their audit report;

•	reviewing the assistance given by our offices to our independent auditors;

•	reviewing and approving all related party transactions on an ongoing basis;

•	reviewing and discussing the financial statements with management and our independent auditors;

•	annually reviewing and reassessing the adequacy of our audit committee charter;

•	considering the adequacy of our internal accounting controls;

•	reviewing the scope and results of the internal audit procedures;

•

establishing procedures for the receipt, retention and treatment of complaints received from our employees regarding accounting, internal accounting controls or auditing matters and the confidential, anonymous submission by our employees of concerns regarding questionable accounting or auditing matters;

•	such other matters that are specifically delegated to our audit committee by our board of directors from time to time;

•	meeting separately and periodically with management and our internal and independent auditors; and

•	reporting regularly to our full board of directors.

Compensation Committee

At the time of completion of this offering, our compensation committee will consist of Messrs. Wong, Ahkong and              and will be chaired by              and              satisfy the independence requirements of the New York Stock Exchange or Rule 4350 of the Nasdaq Global Select Market, Marketplace Rules.

Our compensation committee is responsible for, among other things:

•	reviewing our compensation plans, policies and programs;

•	reviewing and approving the compensation package for our executive officers;

•

reviewing and approving corporate goals and objectives relevant to the compensation of our chief executive officer, evaluating the performance of our chief executive officer in light of those goals and objectives, and setting the compensation level of our chief executive officer based on this evaluation;

•	reviewing and approving our executive officers’ employment agreements with us;

•	determining performance targets for our executive officers with respect to our incentive compensation plan and equity-based compensation plans;

•	administering our equity-based compensation plans in accordance with the terms thereof;

•	carrying out such other matters that are specifically delegated to the compensation committee by our board of directors from time to time; and

•

reviewing periodically and making recommendations to the board regarding any long-term incentive compensation or equity plans, programs or similar arrangements, annual bonuses, employee pension and welfare benefit plans.

Nominating Committee

At the time of completion of this offering, our nominating committee will consist of Messrs. Ahkong, Wong and              and is chaired by             . Messrs. Wong, Ahkong and              satisfy the independence requirements of the New York Stock Exchange or Rule 4350 of the Nasdaq Global Select Market, Marketplace Rules.

Our nominating committee will be responsible for, among other matters:

•	assisting our board of directors by identifying individuals qualified to become members of our board;

•	recommending to our board the director nominees for the next annual general meeting of shareholders or in connection with filling vacancies on our board; and

•	leading our board in its annual review of the board’s performance.

Executive Committee

Our executive committee consists of Messrs. Schneider, Mok, Tay, Chen and Dr. Nelson. Our executive committee will be responsible for, among other matters:

•	reviewing the performance and operations of our group;

•	overseeing and reviewing the investment policies, strategies, and programs of our group;

•	reviewing the investments by our group;

•

assisting management in fulfilling their responsibilities regarding the identification and disclosure of material information about us and the accuracy, completeness and timeliness of our financial reports; and

•	performing any other responsibilities delegated to the executive committee by our board of directors from time to time.

Code of Business Conduct and Ethics

We are committed to conducting our business in compliance with all applicable laws and to implementing robust corporate governance procedures and policies. Since his arrival in October 2012, our Chief Executive Officer has made it a priority to instill a compliance culture and focus throughout our company and to drive the implementation of our governance policies and processes. His increased focus in the area has led us to adopt more stringent governance policies and procedures and to implement additional employee training, all designed to ensure we and our directors, officers, employees and representatives conduct our business in an ethical and lawful manner. In particular, we have recently adopted a more extensive and robust Code of Conduct and additional policies, which set out the principles of conduct to be followed by all of our directors, officers and employees. Our Code of Conduct and corporate governance policies cover a number of important areas including compliance with anti-bribery and anti-corruption laws, anti-money laundering laws, import and export regulations, antitrust laws, environmental and health and safety laws and insider trading laws. Our Code and associated policy for complaints regarding accounting, internal accounting controls and auditing matters also contain provisions under which employees can confidentially report violations of company policy or applicable law. Waivers of the Code require the approval of our board of directors for executive officers or directors, and will be considered by our legal, internal audit and human resources departments for other employees. A complete copy of our Code is provided on our website at www.utacgroup.com.

Indemnification Agreements

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief.

Employment Agreements with Executive Officers

We, or certain of our subsidiaries, have entered into employment agreements with each of Messrs. Nelson, Devine, Chowdhury, Osmun, Myers and Shibata, which set forth the terms and conditions of each executive’s employment, including base salary, target annual bonus opportunity, and benefit plan participation.

Under the existing employment agreements, upon a termination without “cause” (as defined in the employment agreements), each executive is generally entitled to receive continued base salary for the longer of (i) six months or (ii) one month for each year of employment with us or an affiliate and continued medical benefits for up to six months. Such severance payments and benefits are subject to the executive’s delivery of a general release of claims, as well as his continued compliance with the restrictive covenants set forth in his agreement, including non-competition and non-solicitation covenants applicable during the term and for six or 12 months thereafter, as well as certain perpetual confidentiality covenants.

The agreements are generally terminable by us with or without cause or by the executive with 30 or 90 days’ notice. The agreements with Messrs. Nelson and Osmun are subject to automatic one-year renewals, unless either party gives written notice of termination 30 or 90 days prior to the end of the applicable term. We may require the executive not to work during any unexpired portion of an applicable notice period prior to termination, during which time he will be entitled to receive his base salary.

Special Bonus Awards for Executive Officers

Our executive officers are eligible to receive cash bonuses pursuant to a Special Bonus Plan maintained by our shareholder, Global A&T Holdings, in order to reinforce and encourage their continued leadership. The payment of these special bonuses are contingent upon the consummation of one or more transactions resulting in a sale or other disposition by Global A&T Holdings of its entire interest in UTAC Holdings. The amount of the special bonuses are determined on the value realized by our controlling shareholder based on net cash proceeds actually received by Global A&T Holdings for the sale or other disposition of its entire interest in our company after certain deductions. Assuming Global A&T Holdings is able to realize sale proceeds based on the assumed initial public offering price of $             per ADS, for its entire interest in our company, our executive officers will receive an aggregate cash bonus of $            . Specific bonus amounts vary as between our executive officers. To the extent sale proceeds to our controlling shareholder are higher or lower than the proceeds specified above, the total cash bonuses payable to our executive officers will be incrementally higher or lower than the aggregate cash bonus stated above, in line with the terms of the Special Bonus Plan. The cash bonuses are payable solely by our shareholder and are not an expense of our company.

Compensation of Directors and Executive Officers

The primary objective of our senior management’s compensation program is to attract, motivate, reward and retain the managerial talent needed to achieve our business objectives. In addition, the compensation program is intended to compensate all employees at competitive market rates, while recognizing extraordinary accomplishments. Compensation arrangements for our senior management have been designed to align a portion of their compensation with the achievement of our business objectives and growth strategy. Bonus payments for our senior management are determined with respect to a given year based on quantitative and qualitative goals set for our company as a whole, as well as on an individual basis. Once the results of the year are known, bonus payments are determined at the discretion of our board and, with respect to senior management reporting to the Chief Executive Officer, in light of recommendations made by the Chief Executive Officer.

The aggregate compensation paid to our executive officers who were employed by our company, consisting of Messrs. Nelson, Devine, Chowdhury, Osmun, Myers and Shibata, for the year ended December 31, 2014 was approximately $4.6 million. This amount consists of: (i) short-term employee benefits including salary and other in-kind benefits of approximately $2.4 million, and (ii) bonuses of $2.2 million. As of the date of this prospectus, no equity awards or share options have been granted to our directors and executive officers. We have not set aside or accrued any amount to provide pension, retirement or other similar benefits to our executive officers and directors.

In 2014, the aggregate amount of directors fees paid to Messrs. Ahkong and Wong was $0.2 million.

Our articles of association provide that the ordinary remuneration of our directors (a) shall from time to time be determined by an ordinary resolution of UTAC Holdings, (b) shall not be increased except pursuant to an ordinary resolution passed at a general meeting where notice of the proposed increase shall have been given in the notice convening the general meeting, and (c) shall (unless such resolution otherwise provides) be divisible among the directors as they may agree, or failing agreement, equally, except that any director who shall hold office for part only of the period in respect of which such remuneration is payable shall be entitled only to rank in such division for a proportion of remuneration related to the period during which he has held office.

Our articles of association also provide that any director who holds any executive office, or who serves on any committee of the directors, or who otherwise performs services which in the opinion of the directors are outside the scope of the ordinary duties of a director, may be paid such extra remuneration by way of salary, commission or otherwise as the directors may determine. The remuneration in the case of a director other than an executive director shall be payable by a fixed sum and shall not at any time be by commission on or percentage of the profits or turnover, and no director (whether an executive director or otherwise) shall be remunerated by a commission on or a percentage of turnover.

Our articles of association also provide that we may repay to any director all such reasonable expenses as he may incur in attending and returning from meetings of the directors or of any committee of the directors or general meetings or otherwise in or about the business of UTAC Holdings. The directors also have power to pay and agree to pay pensions or other retirement, superannuation, death or disability benefits to (or to any person in respect of) any director for the time being holding any executive office and for the purpose of providing any such pensions or other benefits to contribute to any scheme or fund or to pay premiums.

Other Compensation

We plan to implement compensation policies, plans and programs for our executive officers and other employees prior to this offering.

PRINCIPAL SHAREHOLDERS

The following table sets forth information with respect to the beneficial ownership of our ordinary shares as of the date of this prospectus, held by each person known to us to own beneficially more than 5.0% of our ordinary shares. Each of our shareholders is entitled to one vote on all matters that require a vote of shareholders, and none of our shareholders has any contractual or other special voting rights. We are not aware of any arrangement that may, at a subsequent date, result in a change of control of our company.

As used in this table, beneficial ownership means the sole or shared power to vote or direct the voting or to dispose of or direct the sale of any security. A person is deemed to be the beneficial owner of securities that can be acquired within 60 days upon the exercise of any option, warrant or right. Ordinary shares subject to options, warrants or rights that are currently exercisable or exercisable within 60 days are deemed outstanding for computing the ownership percentage of the person holding the options, warrants or rights, but are not deemed outstanding for computing the ownership percentage of any other person.

The percentage of ordinary shares beneficially owned after this offering further includes ordinary shares represented by ADSs to be issued in this offering assuming that the underwriters do not exercise their over-allotment option. The underwriters may choose to exercise the over-allotment option in full, in part or not at all.

	Shares Beneficially Owned Prior to Offering		Shares Beneficially Owned After Offering(1)
	Number	Percent	Number	Percent
All our directors and executive officers as a group	—	—	—	—
Principal Shareholder:
Global A&T Holdings(2)	800,000,000	100%

Notes:

(1)	Assumes the underwriters do not exercise the over-allotment option.

(2)	As of the date of this prospectus, Global A&T Holdings is the sole shareholder of UTAC Holdings.

Newbridge Asia Unicorn, L.P. a Cayman Islands limited partnership, or Newbridge Asia Unicorn, and TPG Asia Unicorn, L.P., a Cayman Islands limited partnership, or TPG Asia Unicorn, are the other two direct shareholders of Global A&T Holdings, with an interest of 20.44% and 27.27%, respectively. The general partner of TPG Asia Unicorn is TPG Asia GenPar V, L.P., a Cayman Islands limited partnership, whose general partner is TPG Asia GenPar V Advisors, Inc., a Cayman Islands exempted company, whose sole member is TPG Holdings I, L.P., a Delaware limited partnership, or TPG Holdings I. The general partner of Newbridge Asia Unicorn is Newbridge Asia GenPar IV, L.P., a Cayman Islands limited partnership, whose general partner is Newbridge Asia GenPar IV Advisors, Inc., a Cayman Islands exempted company, whose sole member is TPG Holdings I. The general partner of TPG Holdings I is TPG Holdings I-A, LLC, a Delaware limited liability company, whose sole member is TPG Group Holdings (SBS), L.P., a Delaware limited partnership, whose general partner is TPG Group Holdings (SBS) Advisors, Inc., a Delaware corporation, or Group Advisors. Messrs. David Bonderman and James G. Coulter are officers and sole shareholders of Group Advisors and may therefore be deemed to be the beneficial owners of the securities held by Newbridge Asia Unicorn and TPG Asia Unicorn. Messrs. Bonderman and Coulter disclaim beneficial ownership of the securities held by Newbridge Asia Unicorn and TPG Asia Unicorn except to the extent of their pecuniary interest therein.

Jade Electronics Holdings, has a direct interest in 47.71% of the voting shares in Global A&T Holdings. Jade Electronics Holdings is an investment holding company directly owned by Affinity Asia Pacific Fund III L.P., Affinity Asia Pacific Fund III (No. 2) L.P., and Keystone Investment III L.P., which are together referred to as the Affinity III Funds. All voting and investment decisions in respect of the securities and other interests held by the Affinity III Funds (including the shares of Jade Electronics Holdings) are made by their general partner, Affinity Fund III General Partner Limited, a company wholly-owned by Capstar Holdings. Messrs. Kok Yew Tang, Young Taeg Park, Chul Joo Lee and Brett Stephen Sutton are shareholders of Capstar Holdings and also members of its investment committee, and may be deemed to be the beneficial owners of the shares held by Global A&T Holdings. Each member of the investment committee disclaims beneficial ownership of these shares.

Certain members of our senior management (which do not include our directors and executive officers) and certain of our ex-employees own ordinary shares of Global A&T Holdings which collectively amount to less than 5.0% of Global A&T Holdings’ issued ordinary share capital. In addition, certain of these senior management (which do not include our directors and executive officers) own options which have vested and are exercisable, and upon exercise will amount to less than 1.0% of Global A&T Holdings’ issued ordinary share capital.

None of our directors and executive officers beneficially own our ordinary shares.

Significant Changes in Percentage of Ownership

There have been no significant changes in the percentage of ownership in our company in the last three years.

RELATED PARTY TRANSACTIONS

Increase in ownership in Semiconductor Manufacturing International (AT) Corporation

USG1 held a 33.7% equity interest in Semiconductor Manufacturing International (AT) Corporation, or AT2, until March 2011. In March 2011, we increased our ownership interest in AT2 from 33.7% to 90.0% pursuant to a corporate restructuring and in October 2013, we increased our ownership interest in AT2 to 100.0%.

Transaction with ASint

UTC holds a 13.2% equity interest in Asint Technology Corporation, or ASint. Silicon Integrated Systems Corp has a 19.9% equity interest and Asustek Computer Inc has a 16.6% equity interest in ASint. ASint is a professional memory supplier. In 2012, 2013 and 2014, UTC provided $0.5 million, $0.5 million and approximately $5,400, respectively, of assembly services to ASint.

Transaction with Costa Esmeralda Investments Limited

Costa Esmeralda Investments Limited, or Costa Esmeralda, is a company wholly-owned by Affinity Fund III. On August 14, 2009, Costa Esmeralda purchased a commitment of $83.1 million with respect to Global A&T Electronics’ second priority fixed rate loan and $97.3 million with respect to Global A&T Electronics’ second priority floating rate loan (each amount comprising 35.0% of the commitment of all lenders under each respective loan facility) from an unrelated lender on an arm’s length basis.

On September 30, 2013, Global A&T Electronics issued $502.3 million in aggregate principal amount of senior secured notes to extinguish all of Global A&T Electronics’ then-existing second priority term loans. As one of the lenders under Global A&T Electronics’ then-existing second priority term loans, Costa Esmeralda was issued $175.8 million in aggregate principal amount of senior secured notes to extinguish Costa Esmeralda’s holdings of the then-existing second priority term loans. As of December 31, 2014, Costa Esmeralda held $175.8 million in aggregate principal amount of senior secured notes.

Reimbursement of Expenses

From time to time in the past three financial years, the directors of Global A&T Holdings and/or Global A&T Electronics incurred disbursements and expenses in the course of performing their duties and responsibilities as directors of these entities and acting for the benefit of our group, such as attending meetings of directors, committees of the directors or general meetings or otherwise in or about the business of our group. These expenses and disbursements were reimbursed by certain associates of Affinity Fund III GP and TPG Group Holdings SBS Advisors, Inc., who in turn were reimbursed by a member of our group. The amounts reimbursed to the said certain associates of Affinity Fund III GP was $0.01 million in the year ended December 31, 2012, $0.03 million in the year ended December 31, 2013 and $4,803 for the year ended December 31, 2014, and there were no reimbursements to TPG Group Holdings SBS Advisors, Inc. and its associates for the years ended December 31, 2012, 2013 and 2014.

All these sums were reimbursed by members of our group, and as no fees were charged, such reimbursements were not on an arm’s length basis.

Employment Agreements

See “Management – Employment Agreements.”

DESCRIPTION OF CERTAIN INDEBTEDNESS

Set forth below is a description of our existing long-term credit facilities and other debt instruments.

Senior Secured Notes

On February 7, 2013, Global A&T Electronics issued $625 million in aggregate principal amount of 10.0% senior secured notes due 2019 pursuant to an indenture dated February 7, 2013 entered into among Global A&T Electronics, certain subsidiaries of Global A&T Electronics and Citicorp International Limited, as trustee and security agent. On September 30, 2013, Global A&T Electronics issued $502.3 million in aggregate principal amount of additional senior secured notes in exchange for the cancellation of Global A&T Electronics’ previous second priority term loans. The maturity date of the senior secured notes is February 1, 2019 and bear interest at the rate of 10% per annum, payable semi-annually every February 1 and August 1.

Global A&T Electronics’ obligations under the senior secured notes are guaranteed by certain of our subsidiaries and are secured by substantially all of the assets of Global A&T Electronics and its subsidiaries.

The senior revolving credit facility agreement dated January 31, 2013 entered into among Global A&T Electronics, JPMorgan Chase Bank, N.A., as administrative agent, syndication agent and documentation agent, Citicorp International Limited, as security agent, Bank of America, N.A., Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank N.A. acting through its Singapore Branch and UBS AG Hong Kong Branch, as joint mandated lead arrangers and joint bookrunners is secured on a first priority basis by the collateral but has a prior right of payment relative to the senior secured notes in the event of enforcement of the above guarantees or against the collateral referred to above or in any bankruptcy, insolvency or similar event. While the senior secured notes and the senior revolving credit facility have equal lien ranking with regards to the collateral, in terms of right of payment the senior secured notes are effectively subordinated to the indebtedness under the senior revolving credit facility to the extent of the value of the collateral or any recoveries under the guarantees.

Global A&T Electronics has agreed to use commercially reasonable efforts to appoint a Taiwanese collateral agent to hold a lien over substantially all of the assets of UTC and a lien over the shares in UTC promptly after the issuance of the senior secured notes. Global A&T Electronics is still in the process of identifying a suitable Taiwanese collateral agent.

At any time and from time to time prior to February 1, 2016, Global A&T Electronics may redeem up to a maximum of 35% of the original aggregate principal amount of the senior secured notes with the net cash proceeds of certain equity offerings at a redemption price equal to 110% of the principal amount of the senior secured notes plus accrued and unpaid interest, if any, to the redemption date; provided that at least 65% of the original aggregate principal amount of the senior secured notes remains outstanding. Global A&T Electronics also has the option to redeem the senior secured notes on or after February 1, 2016, in whole or in part, at a redemption price of 105% (during the twelve-month period beginning on February 1, 2016), 102.5% (during the twelve-month period beginning on February 1, 2017) or 100% (after February 1, 2018) of the principal amount of the notes, plus accrued and unpaid interest, if any, to the redemption date. Subject to certain exceptions, Global A&T Electronics may redeem all, but not some, of the senior secured notes at their principal amount, plus accrued and unpaid interest, upon a change in tax law increasing the rate of withholding taxes on amounts payable under the senior secured notes.

Global A&T Electronics must make an offer to repurchase all the senior secured notes outstanding at a purchase price equal to 101% of their principal amount, plus accrued and unpaid interest, no later than 60 days after a “change of control” (as defined in the indenture), and the proceeds of certain asset sales that are not used to repay senior indebtedness, acquire certain replacement costs or other permitted purposes within 365 days of the asset sale.

The indenture also requires that up to $300 million of the net proceeds of an initial public offering of Global A&T Electronics, a direct or indirect holding company of Global A&T Electronics or any of its subsidiary, shall be used to repay or refinance our senior indebtedness. Failure to comply with this covenant will result in an event of default.

The indenture contains covenants that, among other things, limit the ability of Global A&T Electronics and certain of its subsidiaries (subject to certain exceptions) to:

•	incur additional indebtedness if the consolidated interest expense coverage ratio (as defined in the indenture) is less than 2.0 to 1;

•	make certain investments or other specific restricted payments;

•	declare dividends or purchase or redeem capital stock;

•	enter into agreements that restrict our subsidiaries’ ability to pay dividends and transfer assets or make inter-company loans;

•	issue or sell capital stock;

•	issue guarantees;

•	enter into transactions with equity holders or affiliates;

•	create liens;

•	enter into sale and leaseback transactions;

•	sell assets;

•	engage in different business activities; or

•	effect a consolidation or merger,

subject in each case to certain limitations, exceptions and qualifications.

Senior Revolving Credit Facility

On January 31, 2013, Global A&T Electronics, as borrower, entered into the senior revolving credit facility agreement with JPMorgan Chase Bank, N.A., acting through its Singapore Branch, as administrative agent, syndication agent and documentation agent, Citicorp International Limited, as security agent, Bank of America, N.A., Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A., acting through its Singapore Branch and UBS AG, Hong Kong Branch, as joint mandated lead arrangers and joint bookrunners, and the lenders that are party to that agreement from time to time.

Under the senior revolving credit facility, Global A&T Electronics is granted an amount of $125 million of revolving credit, which may be used for, among other things, working capital and other general corporate purposes of Global A&T Electronics and its subsidiaries. The senior revolving credit facility will mature on the earlier of (i) the fifth anniversary of the closing date of February 7, 2013 and (ii) 181 days prior to the final maturity date of the second lien indebtedness (as defined in the senior revolving credit facility agreement), or if such second lien indebtedness has been repaid or refinanced in full under a permitted refinancing (as defined in the senior revolving credit facility agreement), 181 days prior to the maturity of the indebtedness arising in respect of such permitted refinancing.

The senior revolving credit facility carries an interest rate of LIBOR plus a margin of 4.25% per annum for the first six months following the execution of the senior revolving credit facility agreement, and thereafter, at such margins depending on the net leverage ratio (as defined in the senior revolving credit facility agreement) of our group as follows:

Greater than 2.75 to 1.00	–	4.25% per annum
Greater than 2.50 to 1.00 and up to 2.75 to 1.00	–	4.00% per annum
Greater than 2.25 to 1.00 and up to 2.50 to 1.00	–	3.75% per annum
Less than and up to 2.25 to 1.00	–	3.25% per annum

A portion of the senior revolving credit facility, of an amount of up to $5.0 million, may be utilized for the issuance of letters of credit.

The senior revolving credit facility is guaranteed by certain subsidiaries of Global A&T Electronics and secured on a first priority basis by the collateral but has a prior right of payment relative to the senior secured notes (which are also secured on a first priority basis) in the event of a foreclosure of the collateral or in any bankruptcy, insolvency or similar event.

The senior revolving credit facility includes a number of covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	create liens on assets;

•	make investments, loans or advances;

•	incur additional indebtedness;

•	engage in mergers or consolidations;

•	sell assets or enter into sale and leaseback transactions;

•	pay dividends and distributions, repurchase our share capital or make other restricted payments;

•	change our lines of business;

•	enter into transactions with affiliates; and

•	repay subordinated indebtedness or amend agreements governing our subordinated indebtedness.

The senior revolving credit facility also contains certain customary affirmative covenants and events of default for a facility of this nature, subject to agreed exceptions, limitations and qualifications. In addition, the senior revolving credit facility also requires that up to $300 million of the net proceeds of an initial public offering of Global A&T Electronics or a direct or indirect holding company of Global A&T Electronics, among others, shall be used to repay or refinance our senior indebtedness. Failure to comply with this covenant will result in an event of default. The senior revolving credit facility also provides that if certain events occur prior to such an initial public offering, all commitments under the senior revolving credit facility shall be immediately cancelled, all outstanding loans thereunder shall be immediately prepaid, and all available amounts under outstanding letters of credit thereunder shall be immediately cash collateralized. Such events include (i) the existing shareholders of Global A&T Electronics and their affiliates ceasing to directly or indirectly beneficially own or have the right to vote more than 50% of the shares of Global A&T Electronics, and (ii) the majority of the seats on Global A&T Electronics’ board of directors ceasing to be occupied by (among others) the directors of Global A&T Electronics holding office on February 7, 2013 and their nominees.

Commencing from the quarter ending March 31, 2013, the senior revolving credit facility also requires us to maintain a debt service coverage ratio (as defined in the senior revolving credit facility agreement) of at least 1.20 to 1.00 as of the end of each financial quarter in which the aggregate amount of outstanding revolving credit loans and letters of credit under the senior revolving credit facility exceeds 13.3% of the total commitments under the senior revolving credit facility.

First Priority Intercreditor Agreement

On February 7, 2013, Citicorp International Limited, as trustee under the indenture and as common collateral agent, entered into the first priority intercreditor agreement dated February 7, 2013, with Global A&T Electronics, the Subsidiary Guarantors, and JPMorgan Chase Bank N.A., as the administrative agent under the senior revolving credit facility.

The first priority intercreditor agreement provides, among others, (i) that the security interests of the senior secured notes and the indebtedness under the senior revolving credit facility will rank equal in priority, (ii) the obligations under the senior revolving credit facility will have priority in right of payment over the senior secured notes upon an occurrence of an event of default under the senior revolving credit facility which is continuing, and (iii) that in an enforcement of the above guarantees or against the collateral, or in insolvency or liquidation proceeding of Global A&T Electronics or its subsidiaries, the proceeds (including distributions of cash, securities or other property on account of the value of the collateral in a bankruptcy, insolvency, reorganization or similar proceeds) received by such common collateral agent will be applied to the payment in full of all obligations under the senior revolving credit facility before any such proceeds are applied to the payment under the senior secured notes or any other senior secured obligations.

In addition, the first priority intercreditor agreement provides for a procedure that will require each of the administrative agent under the senior revolving credit facility and trustee under the indenture to consult and co-ordinate prior to taking any enforcement action in relation to the collateral, stipulated time periods and events governing the rights of each of the trustee under the indenture and the administrative agent under the senior revolving credit facility in relation to any enforcement in relation to the collateral, and includes certain provisions that may benefit the lenders to the senior revolving credit facility in a bankruptcy proceeding involving us, including provisions acknowledging that the priority of payments in the first priority intercreditor agreement constitute a “subordination agreement” enforceable under Section 510(a) of the U.S. Bankruptcy Code.

Intercreditor Agreement

On February 7, 2013, Citicorp International Limited, as the incoming first priority representative on behalf of the lenders under the senior revolving credit facility and the noteholders of the senior secured notes, entered into an amendment in respect of the intercreditor agreement dated October 30, 2007 with Global A&T Electronics, certain subsidiaries of Global A&T Electronics and JPMorgan Chase Bank N.A., as first priority representative on behalf of the first priority secured parties and as second priority representative on behalf of the second priority secured parties. On September 30, 2013, Citicorp International Limited as first priority representative on behalf of the first priority secured parties, entered into an amendment in respect of the intercreditor agreement with Global A&T Electronics, certain subsidiaries of Global A&T Electronics and JPMorgan Chase Bank N.A. as second priority representative on behalf of the second priority secured parties.

Guarantee Facility

On June 2, 2014, UMS HK entered into a guarantee facility agreement with, among others, certain direct and indirect holding companies of UMS HK as original guarantors, and Sumitomo Mitsui Banking Corporation, or SMBC, as mandated lead arranger, lender, agent, security agent and issuing bank.

On June 5, 2014, SMBC issued a guarantee under the guarantee facility in favor of Panasonic for an aggregate amount of up to $108 million to guarantee the installments payable by UMS HK for its acquisition of USG2, UID and UMY, who were then subsidiaries of Panasonic. The guarantee facility will mature on March 15, 2019. The amount of the guarantee reduces each year as the installments payable by UMS HK to Panasonic decrease.

A commission of 2% per annum is payable on the outstanding amount of the bank guarantee from the issue date of the guarantee to the termination date of the guarantee facility.

UMS HK’s obligations under the guarantee facility are guaranteed by UMS Holdings, UMS, USG2, UID and UTAC Japan Co., Ltd and secured by certain assets (including bank accounts, shares of subsidiaries, machinery and property) of UMS Holdings and its subsidiaries.

The guarantee facility contains certain undertakings and events of default subject to agreed exceptions, limitations and qualifications, which, among other things:

•

requires up to $20 million of the net proceeds of an initial public offering of UTAC Holdings, among others, shall be used to fund an interest service reserve account, if such account is not already funded to a required level at a certain fixed time prior to the initial public offering;

•

provides that if certain events occur prior to such an initial public offering, all commitments and the bank guarantee under the guarantee facility shall be immediately cancelled and all outstanding amounts thereunder will be immediately due and payable. Such events include: (i) the current shareholders of Global A&T Electronics ceasing (a) to directly or indirectly own at least 50.1% of the shares of UTAC

Holdings, or (b) to have the power to direct the operating and financial policies of UTAC Holdings, and (ii) UMS HK ceasing (a) to directly own all of the shares of USG2 and UMY, and at least 99.98% of all of the shares of UID, or (b) to have the power to direct the operating and financial policies of USG2, UMY and UID;

•

requires that all (i) proceeds of claims against Panasonic or certain of its affiliates in relation to the acquisition of USG2, UID and UMY by UMS HK, (ii) proceeds of claims against certain professional advisors who delivered reports in connection with such acquisition, (iii) proceeds of certain asset disposals made by UMS or any of its direct or indirect subsidiaries, (iv) proceeds of insurance claims made by UMS or any of its direct or indirect subsidiaries and (v) excess cashflow (calculated based on the adjusted EBITDA of UMS and its direct and indirect subsidiaries, and limited to an aggregate of $18.0 million), in each case subject to certain agreed exceptions, deductions and adjustments, be deposited into a cash cover account which has been charged to secure our obligations under the guarantee facility;

•

requires UMS and its subsidiaries to maintain a minimum cash balance of at least $12,000,000 as of the end of each financial quarter, and limits our capital expenditure, as well as acquisitions of assets by USG2, UMY and UID from GATE and its subsidiaries;

•

prohibits UMS Holdings and its subsidiaries from entering into any transactions with or making any payment to Global A&T Electronics or its subsidiaries (subject to certain exceptions, such as certain disposals and acquisitions of assets made on arm’s length terms, and payments of up to an aggregate of $4.0 million per annum for management services pursuant to a management services agreement entered into by UMS and USG1);

•

prohibits UMS Holdings and its subsidiaries from making any dividend payment or distribution other than, among other things (i) dividends paid to UMS HK, USG2, UMY and the shareholders of UID, and (ii) payments of dividends by UMS, UMS Holdings or UMS HK to their respective current shareholders subject to the satisfaction of various conditions (provided that there is no default under the guarantee facility, certain minimum cash balance requirements are met, and the dividend amounts do not exceed 80.0% of specified adjusted excess cashflow amounts from the current and previous financial years);

•

requires that all amounts received by UMS Holdings or any of its subsidiaries under the contract manufacture agreement between UMS and Panasonic be credited to specified accounts which have been charged to secure our obligations under the guarantee facility, and sets out a mechanism by which amounts from various accounts are to be swept or transferred into an interest service reserve account such that that interest service reserve account contains, at certain specified times, an amount equal to the next installment payment due from UMS HK to Panasonic for UMS HK’s acquisition of USG2, UID and UMY;

•

requires that all transactions entered into by UMS Holdings or any of its direct or indirect subsidiaries be on arm’s length terms and for full market value, except under the guarantee facility documents and certain permitted intra-group loans and other exceptions; and

•

prohibits UMS Holdings and its subsidiaries from entering into derivative transactions, except for, among other things, certain foreign exchange contracts entered into in the ordinary course of business.

The guarantee facility also contains a number of negative covenants that, among other things, restrict, subject to certain exceptions, our ability to:

•	create liens on assets;

•	make loans or advances, or provide guarantees;

•	incur indebtedness;

•	engage in mergers, consolidations or corporate reconstructions;

•	sell or dispose of assets;

•	change the general nature of our business; and

•	acquire companies, shares or businesses, or enter into or invest in joint ventures.

Subordination Agreement

On June 4, 2014, in connection with the guarantee facility, UMS HK, UTAC Holdings, UMS Holdings and UMS entered into a subordination agreement with SMBC as agent. Under this subordination agreement, the parties (except SMBC) have agreed to subordinate all debts and liabilities they may owe to one another to the claims of the lenders and other finance parties under the guarantee facility. Among other things, this means that such debts and liabilities may not be paid or demanded at any time prior to SMBC being satisfied that all indebtedness under the guarantee facility has been fully paid or discharged and all commitments thereunder have expired or been cancelled.

On August 6, 2014, UTAC Japan, USG2 and UID entered into accession deeds to the subordination agreement, under which they agreed to become bound by the terms of the subordination agreement as junior finance parties, similar to the original parties to the subordination agreement.

DESCRIPTION OF SHARE CAPITAL

In connection with this offering, we will amend our memorandum and articles of association. Copies of the forms of our memorandum and articles of association are filed as exhibits to the registration statement of which this prospectus forms a part. Material provisions of our memorandum and articles of association and relevant provisions of Singapore law are summarized below. The following summary is qualified in its entirety by the provisions of our memorandum and articles of association.

General

As of December 31, 2014, our outstanding share capital consists of 800,000,000 ordinary shares of no par value.

For the purposes of this section, references to “shareholders” mean those shareholders whose names and number of shares are entered in our register of members. Only persons who are registered in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in the ADSs representing our shares will be required to be registered shareholders as reflected in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. A holder of book-entry securities may become a registered shareholder by exchanging its interest in our shares for certificated shares and being registered in our register of members. Our shareholders may freely hold and vote their ordinary shares regardless of whether they are residents or non-residents of Singapore.

The Companies (Amendment) Act 2014 was adopted in October 2014 and provides for certain amendments to the Singapore Companies Act. The amendments are implemented in two phases, the first phase having been effected on July 1, 2015, and the second phase expected to come into effect in the first quarter of 2016.

Memorandum of Association

As provided in our memorandum of association, we have the full capacity to carry on or undertake any business or activity and to do any act or enter into any transaction that does not contravene the Singapore Companies Act, any other written law or our memorandum and articles of association.

Ordinary Shares

We currently have only one class of issued shares, which have identical rights in all respects and rank equally with one another. Our ordinary shares have no par value and there is no authorized share capital under Singapore law. There is a provision in our articles of association to enable us to issue shares with preferential, deferred or other special rights or conditions as our directors may determine, subject to the provisions of the Singapore Companies Act, our articles of association and any limitations prescribed by any stock exchange upon which our shares may be listed. All shares presently issued are fully paid and existing shareholders are not subject to any calls on shares. Although Singapore law does not recognize the concept of “non-assessability” with respect to newly-issued shares, we note that any purchaser of our shares who has fully paid up all amounts due with respect to such shares will not be subject under Singapore law to any personal liability to contribute to the assets or liabilities of our company in such purchaser’s capacity solely as a holder of such shares. We believe that this interpretation is substantively consistent with the concept of “non-assessability” under most, if not all, U.S. state corporations laws. All shares are in registered form. We cannot, except in the circumstances permitted by the Singapore Companies Act, grant any financial assistance for the acquisition or proposed acquisition of our own shares. Except as described in “– Anti-Takeover Effects under the Singapore Code on Takeovers,” there are no limitations in our memorandum and articles of association or Singapore law on the rights of shareholders not resident in Singapore to hold or vote our ordinary shares.

Voting Rights

Voting at any meeting of shareholders is by show of hands unless a poll has been demanded prior to or on the declaration of the result of the show of hands by: (i) the chairman of the meeting, (ii) at least two shareholders present in person or by proxy and entitled to vote thereat, (iii) any shareholder present in person or by proxy and representing not less than 10% of the total voting rights of all members having the right to vote at the meeting or (iv) any shareholder present in person or by proxy and representing not less than 10% of the total number of paid-up shares (excluding treasury shares). It is expected that the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to lower the threshold of the total voting rights for the eligibility for shareholders to demand a poll from the currently provided 10% to 5%. On a poll every shareholder who is present in person or by proxy has one vote for every share held by such shareholder. Proxies need not be shareholders. Only those shareholders who are registered in our register of members will be entitled to vote at any meeting of shareholders.

No member shall, unless the directors otherwise determine, be entitled in respect of shares held by him to vote at a general meeting either personally or by proxy or to exercise any other right conferred by membership in relation to meetings of the company if any call or other sum presently payable by him to the company in respect of such shares remains unpaid.

Dividends

Subject to any preferential rights of holders of any outstanding preference shares, holders of our ordinary shares will be entitled to receive dividends and other distributions in cash, stock or property as may be declared by our company from time to time. Our board of directors may, without the approval of our shareholders, declare interim dividends but any final dividends we declare must be approved by an ordinary resolution of our shareholders at a general meeting, and we are restricted from paying dividends in excess of the amount recommended by our board of directors. Because UTAC Holdings is a holding company, our ability to pay dividends on our ordinary shares is limited by restrictions on the ability of our subsidiaries to pay dividends or make distributions to us, including restrictions under the terms of the agreements governing our indebtedness. In addition, pursuant to Singapore law and our articles of association, no dividends may be paid except out of profits available for distribution. See “Description of Certain Indebtedness” and “Dividends and Dividend Policy.”

Capitalization and Other Rights

Our board of directors may, with the approval of our shareholders at a general meeting, capitalize any profits and distribute the same as shares credited as paid-up to our shareholders. Subject to the provisions of the Singapore Companies Act and our articles of association, our business is to be managed by or under the direction of our board of directors, and our board of directors may:

•

issue rights to subscribe for additional ordinary shares to our shareholders in proportion to their respective shareholdings. Such rights are subject to any condition attached to such issue and the regulations of any stock exchange on which our shares are listed, as well as U.S. federal and blue sky securities laws applicable to such issue; and

•

exercise all the powers to borrow money and mortgage or charge our undertaking, property and uncalled capital, issue debentures or other securities, whether outright or as collateral security for any debt, liability or obligation of our company or any third party.

Variation of Rights

Our articles provide that whenever the share capital of UTAC Holdings is divided into different classes of shares, subject to the provisions of the Singapore Companies Act, the special rights attached to any class may be varied or abrogated either with the consent in writing of the holders of three-quarters of the issued shares of the class or with the sanction of a special resolution passed at a separate general meeting of the holders of the shares of the class (but not otherwise) and may be so varied or abrogated either whilst UTAC Holdings is a going concern or during or in contemplation of a winding-up. To every such separate general meeting, the necessary quorum shall be two persons at least holding or representing by proxy at least one-third of the issued shares of the class and that any holder of shares of the class present in person or by proxy shall on a poll have one vote for every share of the class held by him, provided always that where the necessary majority for such a special resolution is not obtained at such general meeting, consent in writing if obtained from the holders of three-quarters of the issued shares of the class concerned within two months of such general meeting shall be as valid and effectual as a special resolution carried at such general meeting.

New Shares

Under the Singapore Companies Act, new shares may be issued only with the prior approval of our shareholders in a general meeting. General approval may be sought from our shareholders in a general meeting for the issue of shares. Such general approval, if granted, will lapse at the earlier of:

•	the conclusion of the next annual general meeting;

•	the expiration of the period within which the next annual general meeting is required by law to be held (i.e., within 15 months from the last annual general meeting); or

•	the subsequent revocation or modification of approval by our shareholders acting at a duly noticed and convened meeting.

Prior to the completion of this offering, we expect that Global A&T Holdings, as our sole shareholder, will grant such approval in a general meeting. Such approval would lapse in accordance with the preceding paragraph if our shareholders following this offering do not grant a new approval at our 2016 annual general meeting.

Subject to the provisions of the Singapore Companies Act and our articles of association, our board of directors may allot or grant options over or otherwise dispose of new shares to such persons on such terms and conditions and at such time as our shareholders may in general meeting approve.

Preference Shares

Subject to the requirements under the Singapore Companies Act and our articles of association, our board of directors will have the authority pursuant to our articles of association to issue shares of a different class with preferential, deferred or other special rights or restrictions as our board of directors may determine from time to time. Our preference shareholders (if any) will have the right to attend any general meeting and in a poll at such general meeting, to have at least one vote for every preference share held:

•	upon any resolution concerning the reduction of share capital or the winding-up or sale of the undertaking of our company;

•	upon any resolution which varies the rights and privileges attached to such preference shares; or

•	when the dividends to be paid on our preference shares are more than six months in arrears, for the period they remain unpaid.

We may, subject to the prior approval in a general meeting of our shareholders, issue preference shares which are, or at our option, subject to redemption provided that such preference shares may not be redeemed out of capital unless:

•	all the directors have made a solvency statement in relation to such redemption; and

•	we have lodged a copy of the solvency statement with the Singapore Registrar of Companies.

Further, the shares must be fully paid-up before they are redeemed.

It is expected that the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to allow public companies such as our company to issue shares with different voting rights (including special, limited or conditional voting rights), subject to, among others, our shareholder having adopted a special resolution approving such issuance.

Register of Members

Only persons who are registered in our register of members are recognized under Singapore law as shareholders of our company. We will not, except as required by applicable law, recognize any equitable, contingent, future or partial interest in any ordinary share or other rights for any ordinary share other than the absolute right thereto of the registered holder of that ordinary share. We may close our register of members for any time or times, provided that our register of members may not be closed for more than 30 days in the aggregate in any calendar year. We typically will close our register of members to determine shareholders’ entitlement to receive dividends and other distributions.

Anti-Takeover Effects under the Singapore Code on Takeovers

The Singapore Code on Takeovers regulates, among other things, the acquisition of voting shares of Singapore-incorporated public companies with a primary listing of their equity securities in Singapore, as well as, inter alia, unlisted public companies with more than 50 shareholders and net tangible assets of Singapore dollars 5.0 million or more. Any person acquiring, whether by a series of transactions over a period of time or not, either on his or her own or together with parties acting in concert with such person, 30% or more of our voting shares, or, any person holding, either on his or her own or together with parties acting in concert with such person, between 30% and 50% (both amounts inclusive) of our voting shares, acquires, either on his or her own or together with parties acting in concert with such person, additional voting shares representing more than 1% of our voting shares in any six-month period, must, except with the consent of the Securities Industry Council in Singapore, extend a mandatory takeover offer for the remaining voting shares in accordance with the provisions of the Singapore Code on Takeovers.

“Parties acting in concert” comprise individuals or companies who, pursuant to an agreement or understanding (whether formal or informal), cooperate, through the acquisition by any of them of shares in a company, to obtain or consolidate effective control of that company. Certain persons are presumed (unless the presumption is rebutted) to be acting in concert with each other. They are as follows:

•

a company and its parent company, subsidiaries or fellow subsidiaries (together, the related companies), the associated companies of any of the company and its related companies, companies whose associated companies include any of these foregoing companies and any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights;

•	a company with any of its directors (together with their close relatives, related trusts and companies controlled by any of the directors, their close relatives and related trusts);

•	a company with any of its pension funds and employee share schemes;

•	a person with any investment company, unit trust or other fund whose investment such person manages on a discretionary basis but only in respect of the investment account which such person manages;

•

a financial or other professional adviser, including a stockbroker, with its clients in respect of shares held by the adviser and persons controlling, controlled by or under the same control as the adviser and all the funds managed by the adviser on a discretionary basis, where the shareholdings of the adviser and any of those funds in the client total 10% or more of the client’s equity share capital;

•

directors of a company (including their close relatives, related trusts and companies controlled by any of such directors, their close relatives and related trusts) which is subject to an offer or where the directors have reason to believe a bona fide offer for the company may be imminent;

•	partners; and

•

an individual and (i) such person’s close relatives, (ii) such person’s related trusts, (iii) any person who is accustomed to act in accordance with such person’s instructions, (iv) companies controlled by the individual, such person’s close relatives, such person’s related trusts or any person who is accustomed to act in accordance with such person’s instructions and (v) any person who has provided financial assistance (other than a bank in the ordinary course of business) to any of the foregoing for the purchase of voting rights.

A mandatory offer must be in cash or be accompanied by a cash alternative at not less than the highest price paid by the offeror or parties acting in concert with the offeror during the offer period and within the six months preceding the acquisition of shares that triggered the mandatory offer obligation.

Under the Singapore Code on Takeovers, where effective control of a company is acquired or consolidated by a person, or persons acting in concert, a general offer to all other shareholders is normally required. An offeror must treat all shareholders of the same class in an offeree company equally. A fundamental requirement is that shareholders in the company subject to the takeover offer must be given sufficient information, advice and time to enable them to reach an informed decision on the offer. These legal requirements may impede or delay a takeover of our company by a third-party.

We may submit an application to the Securities Industry Council of Singapore for a waiver from the Singapore Code on Takeovers so that the Singapore Code on Takeovers will not apply to our company for so long as we are not listed on a securities exchange in Singapore. We will make an appropriate announcement if we submit the application and when the result of the application is known.

Election of Directors

We may, by ordinary resolution (of which special notice has been given), remove any director before the expiration of his or her period of office, notwithstanding anything in our articles of association or in any agreement between us and such director. We may also, by an ordinary resolution, appoint another person in place of a director removed from office pursuant to the foregoing. It is expected that the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to allow a company to appoint a director by ordinary resolution passed at a general meeting, unless the company’s constitution provides otherwise.

Subject to the Singapore Companies Act, one-third of our directors (or, if their number is not a multiple of three, the number nearest to but not less than one-third) shall retire from office, by rotation, at each annual general meeting and shall then be eligible for re-election at that meeting. The directors to retire in every year shall be those subject to retirement by rotation who have been longest in office since their last re-election or appointment and so that as between persons who became or were last re-elected directors on the same day those to retire shall (unless they otherwise agree among themselves) be determined by lot. Our board of directors shall have the power, at any time and from time to time, to appoint any person to be a director either to fill a casual vacancy or as an additional director and such person so appointed by our board of directors shall hold office only until the next annual general meeting and shall then be eligible for re-election but shall not be taken into account in determining the number of directors who are to retire by rotation at such meeting.

Shareholders’ Meetings

We are required to hold an annual general meeting each year and not more than 15 months after the holding of the last preceding annual general meeting. The directors may convene an extraordinary general meeting whenever they think fit and they must do so upon the written request of shareholders representing not less than 10% of the total voting rights of all shareholders having the right to vote at a general meeting.

Only a registered shareholder is entitled to attend and speak and vote at any general meeting. Unless otherwise required by law or by our articles of association, voting at general meetings is by ordinary resolution, requiring the affirmative vote of a majority of the shares of the shareholders present in person or represented by proxy at the meeting and entitled to vote on the resolution. An ordinary resolution suffices, for example, for appointments of directors. A special resolution, requiring an affirmative vote of not less than three-fourths of the shares present in person or represented by proxy at the meeting and entitled to vote on the resolution, is necessary for certain matters under Singapore law, such as an alteration of our articles of association. Proxies need not be shareholders of our company.

Disclosure of Interests in Shares

The Singapore Companies Act requires a substantial shareholder of a Singapore company to give written notice to the company of his interests. A person is a substantial shareholder if he has an interest or interests in one or more voting shares in the company, and the total votes attached to that share, or those shares, is not less than 5% of the total votes attached to all the voting shares in the company. If the company has a share capital which is divided into 2 or more classes of shares, a person is a substantial shareholder if he has an interest or interests in one or more voting shares included in one of those classes, and the total votes attached to that share, or those shares, is not less than 5% of the total votes attached to all the voting shares included in that class. A substantial shareholder must give written notice to the company stating his name and address and full particulars (including unless the interest or interests cannot be related to a particular share or shares the name of the person who is registered as the holder) of the voting shares in the company in which he has an interest or interests and full particulars of each such interest and of the circumstances by reason of which he has that interest. Where there is a change in the percentage level of the interest or interests of a substantial shareholder in a company in voting shares in the company, the substantial shareholder shall give notice in writing to the company stating the name and address of the substantial shareholder, the date of the change and the circumstances leading to that change, and any other prescribed particulars. A person who ceases to be a substantial shareholder in a company must give notice in writing to the company stating his name and the date on which he ceased to be a substantial shareholder and full particulars of the circumstances by reason of which he ceased to be a substantial shareholder. These notices must be given within two business days after a person (a) becomes a substantial shareholder, (b) becomes aware of the change in his substantial shareholding, or (c) ceases to be a substantial shareholder, as the case may be.

The Singapore Companies Act also requires a director of a Singapore company to give written notice to that company of particulars and any change in such particulars relating to (a) shares, debentures and participatory interests of which he is a holder or in which he has an interest, and the nature and extent of that interest, (b) rights and options of that director or of that director and another person or persons in respect of the acquisition or disposal of shares in that company or a related corporation, or (c) contracts to which he is a party or under which he is entitled to a benefit, being contracts under which a person has a right to call for or to make delivery of shares in that company or a related corporation. Such notice must be given within two business days after (i) the later of the date on which the director became a director or the date on which the director became a registered holder of or acquired an interest in the shares, debentures, participatory interests, rights, options or contracts, or (ii) the event giving rise to the change in such particulars, as the case may be.

Rights of Non-Resident or Foreign Shareholders

There are no limitations imposed by our articles on the rights of non-resident or foreign shareholders to hold or exercise voting rights on our shares.

Minority Rights

The rights of minority shareholders of Singapore companies are protected under Section 216 of the Singapore Companies Act, which gives the Singapore courts a general power to make any order, upon application by any shareholder of a company, as they think fit to remedy any of the following situations:

•

the affairs of a company are being conducted or the powers of the board of directors are being exercised in a manner oppressive to, or in disregard of the interests of, one or more of the shareholders, including the applicant; or

•

a company takes an action, or threatens to take an action, or the shareholders pass a resolution, or propose to pass a resolution, which unfairly discriminates against, or is otherwise prejudicial to, one or more of the shareholders, including the applicant.

Singapore courts have wide discretion as to the remedy they may grant, and the remedies listed in the Singapore Companies Act itself are not exclusive. In general, Singapore courts may:

•	direct or prohibit any act or cancel or modify any transaction or resolution;

•	regulate the conduct of the affairs of a company in the future;

•	authorize civil proceedings to be brought in the name of, or on behalf of, a company by a person or persons and on such terms as the court may direct;

•

provide for the purchase of a minority shareholder’s shares by the other shareholders or by a company and, in the case of a purchase of shares by a company, a corresponding reduction of its share capital;

•	provide that the memorandum of association or the articles of association of a company be amended; or

•	provide that a company be wound up.

Liquidation or Other Return of Capital

On a winding-up or other return of capital, subject to any special rights attaching to any other class of shares, holders of ordinary shares will be entitled to participate in any surplus assets in proportion to their shareholdings.

Limitation of Liability of Directors and Officers

Subject to the Singapore Companies Act and every other Act for the time being in force concerning companies and affecting us, our articles of association provide that each of our directors, auditors, secretaries or other officers shall be entitled to be indemnified by us against all costs, charges, losses, expenses and liabilities incurred by him in the execution and discharge of his duties or in relation thereto including any liability by him in defending any proceedings (whether civil or criminal) relating to anything done or omitted or alleged to be done or omitted by him as an officer or employee of our company, in which judgment is given in his favor, or in which he is acquitted or in which the courts have granted relief pursuant to the provisions of the Singapore Companies Act or other applicable statutes.

The limitation of liability and indemnification provisions in our articles of association may discourage shareholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our shareholders. A shareholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions.

Section 172 of the Singapore Companies Act prohibits a company from indemnifying its officers (including directors acting in an executive capacity) or auditors against liability, which by law would otherwise attach to them for any negligence, default, breach of duty or breach of trust of which they may be guilty relating to us. However, a company is not prohibited from (a) purchasing and maintaining for any such individual insurance against any such liability, or (b) indemnifying such individual against any liability incurred by him in defending any proceedings, whether civil or criminal, in which judgment is given in his favor or in which he is acquitted, or in connection with any application under Section 76A(13) or 391 or any other provision of the Singapore Companies Act in which relief is granted to him by the court. It is expected that Section 172 of the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to enable a company to indemnify its officers against third party liability, except in circumstances where such liability is for any criminal or regulatory fines or penalties, or where such liability is incurred in respect of (i) criminal proceedings in which he or she is convicted; or (ii) civil proceedings commenced by the company or a related company against him in which judgment has been entered in favor of the company or its related company.

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief.

The indemnification rights set forth above shall not be exclusive of any other right which an indemnified person may have or hereafter acquire under any statute, provision of our articles of association, agreement, vote of shareholders or disinterested directors or otherwise.

We expect to maintain standard policies of insurance that provide coverage (1) to our directors and officers against loss rising from claims made by reason of breach of duty or other wrongful act and (2) to us with respect to indemnification payments that we may make to such directors and officers.

Transfer Agent and Registrar

The transfer agent and registrar for our ordinary shares will be             . Its address is             .

COMPARISON OF SHAREHOLDER RIGHTS

We are incorporated under the laws of Singapore. The following discussion summarizes material differences between the rights of holders of our ordinary shares and the rights of holders of the common stock of a typical corporation incorporated under the laws of the state of Delaware which result from differences in governing documents and the laws of Singapore and Delaware.

This discussion does not purport to be a complete statement of the rights of holders of our ordinary shares under applicable law in Singapore and our articles of association or the rights of holders of the common stock of a typical corporation under applicable Delaware law and a typical certificate of incorporation and bylaws.

The Singapore Companies Act contains the default articles that apply to a Singapore-incorporated company to the extent they are not excluded or modified by a company’s articles of association. They provide examples of the common provisions adopted by companies in their articles of association. However, as is the usual practice for companies incorporated in Singapore, we have specifically excluded the application of these provisions in our articles of association, which we refer to below as our articles.

It is expected that the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to include provisions whereby the constitutional documents of the company shall no longer be referred to as its memorandum and articles of association, but as its constitution.

Delaware	Singapore

Board of Directors

A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. Under Delaware law, a board of directors can be divided into classes and cumulative voting in the election of directors is only permitted if expressly authorized in a corporation’s certificate of incorporation.

The articles of association of companies will typically state the minimum number of directors as well as provide that directors may be appointed or removed by shareholders via ordinary resolution passed at a general meeting, provided that the number of directors following such increase or reduction is within the minimum (and maximum, if any) number of directors provided in the articles. Our articles provide that the minimum number of directors will be two, and that our company may by ordinary resolution appoint any person to be a director (either to fill a casual vacancy or as an additional director) provided that a resolution for the appointment of two or more persons as directors by a single resolution shall not be moved at any general meeting unless a resolution that it shall be so moved has first been agreed to by the meeting without any vote being given against it.

Limitation on Personal Liability of Directors

A typical certificate of incorporation provides for the elimination of personal monetary liability of directors for breach of fiduciary duties as directors to the fullest extent permissible under the laws of Delaware, except for liability (i) for any breach of a director’s loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General

Save to the extent permitted by the Singapore Companies Act, any provision (whether in the articles of association, contract or otherwise) exempting or indemnifying a director against any liability which by law would otherwise attach to him in respect of any negligence, default, breach of duty or breach of trust of which he may be guilty in relation to the company will be void.

Delaware	Singapore

Corporation Law (relating to the liability of directors for unlawful payment of a dividend or an unlawful stock purchase or redemption) or (iv) for any transaction from which the director derived an improper personal benefit. A typical certificate of incorporation would also provide that if the Delaware General Corporation Law is amended so as to allow further elimination of, or limitations on, director liability, then the liability of directors will be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law as so amended.

Our articles provide that subject to the provisions of the Singapore Companies Act, directors of our company will be indemnified against any liability incurred by such person in defending any proceedings, whether civil or criminal, which relate to anything done or omitted or alleged to be done or omitted by such person as an officer or employee of the company and in which judgment is given in their favor or in which such person is acquitted or in connection with any application under the Singapore Companies Act or any other Singapore statute in which relief is granted to such person by the court.

Interested Shareholders

Section 203 of the Delaware General Corporation Law generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

A Delaware corporation may elect to “opt out” of, and not be governed by, Section 203 through a provision in either its original certificate of incorporation, or an amendment to its original certificate or bylaws that was approved by majority stockholder vote.

There are no comparable provisions in Singapore with respect to public companies which are not listed on the Singapore Exchange Securities Trading Limited.

Removal of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of holders of any preferred stock, directors may be removed at any time by the affirmative vote of the holders of at least a majority, or in some instances a supermajority, of the voting power of all of the then outstanding shares entitled to vote generally in the election of directors, voting together as a single class. A certificate of incorporation could also provide that such a right is only exercisable when a director is being removed for cause (removal of a director only for cause is the default rule in the case of a classified board).

According to the Singapore Companies Act, directors of a Singapore public company may be removed before expiration of their term of office with or without cause by ordinary resolution (i.e., a resolution which is passed by a simple majority of those shareholders present and voting in person or by proxy). Notice of the intention to move such a resolution has to be given to the company not less than 28 days before the meeting at which it is moved. The company shall then give notice of such resolution to its shareholders not less than 14 days before the meeting.

Delaware	Singapore

Where any director removed in this manner was appointed to represent the interests of any particular class of shareholders or debenture holders, the resolution to remove such director will not take effect until such director’s successor has been appointed.

Filling Vacancies on the Board of Directors

A typical certificate of incorporation and bylaws provide that, subject to the rights of the holders of any preferred stock, any vacancy, whether arising through death, resignation, retirement, disqualification, removal, an increase in the number of directors or any other reason, may be filled by a majority vote of the remaining directors, even if such directors remaining in office constitute less than a quorum, or by the sole remaining director. Any newly elected director usually holds office for the remainder of the full term expiring at the annual meeting of stockholders at which the term of the class of directors to which the newly elected director has been elected expires.

The articles of a Singapore public company typically provide that the directors have the power to appoint any person to be a director, either to fill a vacancy or as an addition to the existing directors, provided that the total number of directors will not at any time exceed the maximum number (if any) fixed in the articles. Any newly elected director shall hold office until the next annual general meeting, where such director will then be eligible for re-election. Our articles provide that our directors may appoint any person to be a director as an additional director or to fill a vacancy, however such person shall hold office only until the next annual general meeting, where such person shall be eligible for re-election.

Amendment of Governing Documents

Under the Delaware General Corporation Law, amendments to a corporation’s certificate of incorporation require the approval of stockholders holding a majority of the outstanding shares entitled to vote on the amendment. If a class vote on the amendment is required by the Delaware General Corporation Law, a majority of the outstanding stock of the class is required, unless a greater proportion is specified in the certificate of incorporation or by other provisions of the Delaware General Corporation Law.

Under the Delaware General Corporation Law, the board of directors may amend bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

Our memorandum and articles may be altered by special resolution (i.e., a resolution passed by at least a three-fourths majority of the shares entitled to vote, present in person or by proxy at a meeting for which not less than 21 days written notice is given). Our board of directors has no power to amend our memorandum or articles.

Meetings of Shareholders
Annual and Special Meetings	Annual General Meetings

Typical bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the Delaware General Corporation Law, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws.

All companies are required to hold an annual general meeting once every calendar year. The first annual general meeting must be held within 18 months of the company’s incorporation and subsequently, not more than 15 months may elapse between annual general meetings.

Delaware	Singapore

Extraordinary General Meetings

Any general meeting other than the annual general meeting is called an “extraordinary general meeting.” Two or more shareholders holding not less than 10% of the total issued and paid-up shares of our company (excluding treasury shares) may call an extraordinary general meeting. In addition, the articles usually also provide that general meetings may be convened in accordance with the Singapore Companies Act by the directors.

Quorum Requirements

Under the Delaware General Corporation Law, a corporation’s certificate of incorporation or bylaws can specify the number of shares which constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting.

Quorum Requirements

Our articles provide that the quorum at any general meeting shall be two or more members present in person or by proxy. If within half an hour from the time appointed for the general meeting (or such longer interval as the chairman of the meeting may think fit to allow) a quorum is not present, the general meeting if convened on requisition of the shareholders shall be dissolved. In any other case, it shall stand adjourned to the same day in the next week (or if that day is a public holiday then to the next business day following that public holiday) at the same time and place, or to such other day and at such other time and place as the board of directors may by not less than ten days’ notice determine. At the adjourned meeting any one or more members present in person or by proxy shall be a quorum.

Indemnification of Officers, Directors and Employees

Under the Delaware General Corporation Law, subject to specified limitations in the case of derivative suits brought by a corporation’s stockholders in its name, a corporation may indemnify any person who is made a party to any third-party action, suit or proceeding on account of being a director, officer, employee or agent of the corporation (or was serving at the request of the corporation in such capacity for another corporation, partnership, joint venture, trust or other enterprise) against expenses, including attorney’s fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him or her in connection with the action, suit or proceeding through, among other things, a majority vote of a quorum consisting of directors who were not parties to the suit or proceeding, if the person:

•     acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the corporation or, in some

The Singapore Companies Act does not prevent a company from:

•     purchasing and maintaining any director and officer liability insurance in respect of any negligence, default, breach of duty or breach of trust of which such director or officer may be guilty in relation to the company; or

•     indemnifying such director or officer against any liability incurred by him in defending any proceedings (whether civil or criminal) in which judgment is given in such director or officer’s favor or in which he is acquitted; or

•     indemnifying such director or officer against any liability incurred by such director or officer in connection with any application under specified sections of the Singapore Companies Act in which relief is granted to such director or officer by a court.

Delaware	Singapore

circumstances, at least not opposed to its best interests; and

•     in a criminal proceeding, had no reasonable cause to believe his or her conduct was unlawful.

Delaware corporate law permits indemnification by a corporation under similar circumstances for expenses (including attorneys’ fees) actually and reasonably incurred by such persons in connection with the defense or settlement of a derivative action or suit, except that no indemnification may be made in respect of any claim, issue or matter as to which the person is adjudged to be liable to the corporation unless the Delaware Court of Chancery or the court in which the action or suit was brought determines upon application that the person is fairly and reasonably entitled to indemnity for the expenses which the court deems to be proper.

To the extent a director, officer, employee or agent is successful in the defense of such an action, suit or proceeding, the corporation is required by Delaware corporate law to indemnify such person for reasonable expenses incurred thereby. Expenses (including attorneys’ fees) incurred by such persons in defending any action, suit or proceeding may be paid in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of that person to repay the amount if it is ultimately determined that that person is not entitled to be so indemnified.

In cases where a director is sued by the company, the Singapore Companies Act gives the court the power to relieve him either wholly or partially from the consequences of his negligence, default, breach of duty or breach of trust. In order for relief to be obtained, it must be shown that (i) the director acted reasonably and honestly; and (ii) it is fair, having regard to all the circumstances of the case including those connected with such director’s appointment, to excuse the director.

However, Singapore case law has indicated that such relief will not be granted to a director who has benefited as a result of his breach of trust.

Our articles provide that subject to the provisions of the Singapore Companies Act, our company will indemnify our directors and officers to the extent permissible under applicable Singapore laws and as would not otherwise result in such indemnity being void. Accordingly, we are liable to indemnify our directors (including any managing director) and officers provided that such indemnity shall not extend to any liability which by law would otherwise attach to him or her in respect of any negligence, default, breach of duty or breach of trust attributable to such director or officer in relation to our company or which would otherwise result in such indemnity being voided under applicable Singapore laws.

It is expected that the restriction in Section 172 of the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to enable a company to indemnify its officers against third party liability, except in circumstances where such liability is for any criminal or regulatory fines or penalties, or where such liability is incurred in respect of (i) criminal proceedings in which he or she is convicted; or (ii) civil proceedings commenced by the company or a related company against him in which judgment has been entered in favor of the company or its related company.

Shareholder Approval of Business Combinations

Generally, under the Delaware General Corporation Law, completion of a merger, consolidation, or the sale, lease or exchange of substantially all of a corporation’s assets or dissolution requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

The Singapore Companies Act mandates that specified corporate actions require approval by the shareholders in a general meeting, notably:

•     notwithstanding anything in the company’s memorandum or articles, directors are not permitted to carry into effect any proposals for disposing of the whole or substantially the whole

Delaware	Singapore

The Delaware General Corporation Law also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the Delaware General Corporation Law. See “—Interested Shareholders” above.

of the company’s undertaking or property unless those proposals have been approved by shareholders in a general meeting;

•     subject to the memorandum of each amalgamating company, an amalgamation proposal must be approved by the shareholders of each amalgamating company via special resolution at a general meeting; any acquisition of voting rights in a public company with more than 50 shareholders and net tangible assets of S$5 million or more will also be governed by the Singapore Code on Takeovers (please see below on “Anti-Takeover Measures”); and

•     notwithstanding anything in the company’s memorandum or articles, the directors may not, without the prior approval of shareholders, issue shares, including shares being issued in connection with corporate actions.

Shareholder Action Without A Meeting

Under the Delaware General Corporation Law, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing. It is not uncommon for a corporation’s certificate of incorporation to prohibit such action.

Shareholder action by written consent is not permitted for a public company.

Shareholder Suits

Under the Delaware General Corporation Law, a stockholder may bring a derivative action on behalf of the corporation to enforce the rights of the corporation. An individual also may commence a class action suit on behalf of himself or herself and other similarly situated stockholders where the requirements for maintaining a class action under the Delaware General Corporation Law have been met. A person may institute and maintain such a suit only if such person was a stockholder at the time of the transaction which is the subject of the suit or his or her shares thereafter devolved upon him or her by operation of law.

Additionally, under Delaware case law, the plaintiff generally must be a stockholder not only at the time of the transaction which is the subject of the suit, but also

Standing

Only registered shareholders of our company reflected in our register of members are recognized under Singapore law as shareholders of our company. As a result, only registered shareholders have legal standing to institute shareholder actions against us or otherwise seek to enforce their rights as shareholders. Holders of book-entry interests in our shares will be required to exchange their book-entry interests for certificated shares and to be registered as shareholders in our register of members in order to institute or enforce any legal proceedings or claims against us, our directors or our executive officers relating to shareholder rights. A holder of book-entry interests may become a registered shareholder of our company

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through the duration of the derivative suit. The Delaware General Corporation Law also requires that the derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the suit may be prosecuted by the derivative plaintiff, unless such demand would be futile.

by exchanging its interest in our shares for certificated shares and being registered in our register of members.

Derivative actions

The Singapore Companies Act provides a mechanism enabling shareholders to apply to the Singapore High Court for leave to bring a derivative action on behalf of the company.

Applications are generally made by shareholders of the company or individual directors, but the Singapore High Court is given the discretion to allow such persons as it deems proper to apply (for example, beneficial owner of shares) in the appropriate circumstances.

It should be noted that this provision of the Singapore Companies Act is primarily used by minority shareholders to bring an action in the name and on behalf of the company or intervene in an action to which the company is a party for the purpose of prosecuting, defending or discontinuing the action on behalf of the company. Prior to commencing a derivative action, notice is required to be given to the directors of the company of the party’s intention to commence such action.

Class actions

The concept of class action suits, which allows individual shareholders to bring an action seeking to represent a class or classes of shareholders, does not exist in Singapore. However, it is possible, as a matter of procedure for a number of shareholders to lead an action and establish liability on behalf of themselves and other shareholders who join in or who are made parties to the action. These shareholders are commonly known as “lead plaintiffs.”

Distributions and Dividends; Repurchases and Redemptions

The Delaware General Corporation Law permits a corporation to declare and pay dividends out of statutory surplus or, if there is no surplus, out of net profits for the fiscal year in which the dividend is declared and/or for the preceding fiscal year as long as the amount of capital of the corporation following the declaration and payment of the dividend is not less than the aggregate amount of the capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets.

The Singapore Companies Act provides that no dividends can be paid to shareholders except out of profits.

The Singapore Companies Act does not provide a definition on when profits are deemed to be available for the purpose of paying dividends and this is accordingly governed by case law.

Our articles provide that no dividend can be paid otherwise than out of profits.

Delaware	Singapore

Under the Delaware General Corporation Law, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if the capital of the corporation is impaired at the time or would become impaired as a result of the redemption. A corporation may, however, purchase or redeem out of capital shares that are entitled upon any distribution of its assets to a preference over another class or series of its shares if the shares are to be retired and the capital reduced.

Acquisition of a company’s own shares

The Singapore Companies Act generally prohibits a company from acquiring its own shares subject to certain exceptions. Any contract or transaction by which a company acquires or transfers its own shares is void subject to the exceptions below. However, provided that it is expressly permitted to do so by its articles and subject to the special conditions of each permitted acquisition contained in the Singapore Companies Act, a company may:

•    redeem redeemable preference shares. Preference shares may be redeemed out of capital if all the directors make a solvency statement in relation to such redemption in accordance with the Singapore Companies Act;

•    whether listed on a securities exchange or not, make an off-market purchase of its own shares in accordance with an equal access scheme authorized in advance at a general meeting;

•    make a selective off-market purchase of its own shares in accordance with an agreement authorized in advance at a general meeting by a special resolution where persons whose shares are to be acquired and their associated persons have abstained from voting; and

•    whether listed on a securities exchange or not, make an acquisition of its own shares under a contingent purchase contract which has been authorized in advance at a general meeting by a special resolution.

A company may also purchase its own shares by an order of a Singapore court.

The total number of ordinary shares that may be purchased by a company in a relevant period may not exceed 20% of the total number of ordinary shares in that class (a) as of the date of the last annual general meeting of the company held before any resolution passed pursuant to the relevant share purchase provisions under the Singapore Companies Act or (b) as of the date of such resolution to acquire the shares, whichever is higher. Where, however, the Company has reduced its share capital by a special resolution of the general meeting or a Singapore court made on order to such effect, the total number of ordinary shares shall be taken to be the total number of ordinary shares in that class as altered by the special resolution or the order of the court. Payment must be made out of the company’s distributable profits or capital, provided that the company is solvent.

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Financial assistance for the acquisition of shares

A public company or a company whose holding or ultimate holding company is a public company may not give financial assistance to any person whether directly or indirectly for the purpose of, or in connection with,

•    the acquisition or proposed acquisition of shares in the company or units of such shares; or

•    the acquisition or proposed acquisition of shares in its holding company or units of such shares.

Financial assistance may take the form of a loan, the giving of a guarantee, the provision of security, the release of an obligation, the release of a debt or otherwise.

However, it should be noted that such a company may provide financial assistance for the acquisition of its shares or shares in its holding company or ultimate holding company if it complies with the requirements (including approval by special resolution) set out in the Singapore Companies Act.

These shares may be held as treasury shares or cancelled as provided in the Singapore Companies Act. Treasury shares may be dealt with in such manner as may be permitted under the Singapore Companies Act. On cancellation of the shares, the rights and privileges attached to those shares will expire.

Transactions with Officers or Directors

Under the Delaware General Corporation Law, some contracts or transactions in which one or more of a corporation’s directors has an interest are not void or voidable because of such interest provided that some conditions, such as obtaining the required approval and fulfilling the requirements of good faith and full disclosure, are met. Under the Delaware General Corporation Law, either (a) the stockholders or the board of directors must approve in good faith any such contract or transaction after full disclosure of the material facts or (b) the contract or transaction must have been “fair” as to the corporation at the time it was approved. If board approval is sought, the contract or transaction must be approved in good faith by a majority of disinterested directors after full disclosure of material facts, even though less than a majority of a quorum.

Under the Singapore Companies Act, directors are not prohibited from dealing with our company, but where they have an interest in a transaction with our company, that interest must be disclosed to the board of directors. In particular, every director who is in any way, whether directly or indirectly, interested in a transaction or proposed transaction with our company must, as soon practicable after the relevant facts have come to such director’s knowledge, declare the nature of such director’s interest at a board of directors’ meeting.

In addition, a director who holds any office or possesses any property which directly or indirectly might create interests in conflict with such director’s duties as director is required to declare the fact and the nature, character and extent of the conflict at a meeting of directors.

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The Singapore Companies Act extends the scope of this statutory duty of a director to disclose any interests by pronouncing that an interest of a member of a director’s family (including spouse, son, adopted son, step-son, daughter, adopted daughter and step-daughter) will be treated as an interest of the director.

There is, however, no requirement for disclosure where the interest of the director consists only of being a member or creditor of a corporation which is interested in the proposed transaction with the company if the interest may properly be regarded as immaterial. Where the proposed transaction relates to any loan to the company, no disclosure need be made where the director has only guaranteed the repayment of such loan, unless the articles of association provide otherwise.

Further, where the proposed transaction is to be made with or for the benefit of a related company (i.e. the holding company, subsidiary or subsidiary of a common holding company) no disclosure need be made of the fact that the director is also a director of that company, unless the articles of association provide otherwise.

Subject to specified exceptions, the Singapore Companies Act prohibits our company from making a loan to its directors or to directors of a related corporation, or giving a guarantee or security in connection with such a loan. Companies are also prohibited from making loans to the spouse or children (whether adopted or naturally or stepchildren) of its directors or a director of a related corporation, or giving a guarantee or security in connection with such a loan. It is expected that the Singapore Companies Act will be amended in the second phase of implementation of the Companies (Amendment) Act 2014 to extend the prohibition on such loans to quasi-loans, credit transactions, guarantees or security connected with loans, quasi-loans or credit arrangements, and related arrangements.

Our articles provide that a director shall not vote in respect of any contract or arrangement or any other proposal whatsoever in which he has any personal material interest, directly or indirectly; and a director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

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Dissenters’ Rights

Under the Delaware General Corporation Law, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

There are no equivalent provisions in Singapore under the Singapore Companies Act.

Cumulative Voting

Under the Delaware General Corporation Law, a corporation may adopt in its bylaws that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has the number of votes equal to the number of shares held by such stockholder times the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion.

There is no equivalent provision in respect of companies incorporated in Singapore.

Anti-Takeover Measures

Under the Delaware General Corporation Law, the certificate of incorporation of a corporation may give the board the right to issue new classes of preferred stock with voting, conversion, dividend distribution, and other rights to be determined by the board at the time of issuance, which could prevent a takeover attempt and thereby preclude shareholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude shareholders from realizing a potential premium over the market value of their shares.

The articles of a Singapore public company typically provide that the company may allot and issue new shares of a different class with preferential, deferred, qualified or other special rights as its board of directors may determine with the prior approval of the company’s shareholders in a general meeting. The Singapore Companies Act provides that the directors shall not exercise any power to issue shares without the prior approval of the company in general meeting. Such approval of the company in general meeting may be confined to a particular exercise of the power to issue shares, or may apply to the exercise of that power generally; and any such approval may be unconditional or subject to conditions. Such approval shall continue in force until (a) the conclusion of the annual general meeting commencing next after the date on which such approval was given, or (b) the expiration of the period within which the next annual general meeting after that date is required by law to be held, whichever is the earlier. See “Risk Factors – Risks Relating to Investments in Singapore Companies – For a limited period of time, our directors have general authority to allot and issue new shares on terms and conditions and with any preferences, rights or restrictions as may be determined by our board of directors in its sole discretion,” and “Description of Share Capital – Preference Shares” elsewhere in this prospectus. Under the Singapore Code on Takeovers, if, in the

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course of an offer, or even before the date of the offer, the board of the offeree company has reason to believe that a bona fide offer is imminent, the board must not, except pursuant to a contract entered into earlier, take any action, without the approval of shareholders at a general meeting, on the affairs of the offeree company that could effectively result in any bona fide offer being frustrated or the shareholders being denied an opportunity to decide on its merits.

See “Description of Share Capital – Anti-Takeover Effects under the Singapore Code on Takeovers and Mergers, or the Singapore Code on Takeovers” elsewhere in this prospectus for a description of the Singapore Code on Takeovers.

DESCRIPTION OF AMERICAN DEPOSITARY SHARES

American Depositary Shares

            , as depositary, will register and deliver American Depositary Shares, also referred to as ADSs. Each ADS will represent             ordinary shares (or a right to receive              ordinary shares) deposited with the principal             office of             , as custodian for the depositary. Each ADS will also represent any other securities, cash or other property which may be held by the depositary. The depositary’s office at which the ADSs will be administered is located at             .             ’s principal executive office is located at             .

You may hold ADSs either (A) directly (i) by having an American Depositary Receipt, also referred to as an ADR, which is a certificate evidencing a specific number of ADSs, registered in your name, or (ii) by having ADSs registered in your name in the Direct Registration System, or (B) indirectly by holding a security entitlement in ADSs through your broker or other financial institution. If you hold ADSs directly, you are a registered ADS holder, also referred to as an ADS holder. This description assumes you are an ADS holder. If you hold the ADSs indirectly, you must rely on the procedures of your broker or other financial institution to assert the rights of ADS holders described in this section. You should consult with your broker or financial institution to find out what those procedures are.

The Direct Registration System, also referred to as DRS, is a system administered by The Depository Trust Company, also referred to DTC, under which the depositary may register the ownership of uncertificated ADSs, which ownership is confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs.

As an ADS holder, we will not treat you as one of our shareholders and you will not have shareholder rights. Singapore law governs shareholder rights. The depositary will be the holder of the ordinary shares underlying your ADSs. As a registered holder of ADSs, you will have ADS holder rights. A deposit agreement among us, the depositary, ADS holders and all other persons indirectly or beneficially holding ADSs sets out ADS holder rights as well as the rights and obligations of the depositary. New York law governs the deposit agreement and the ADSs.

The following is a summary of the material provisions of the deposit agreement. For more complete information, you should read the entire deposit agreement and the form of ADR. See “Where You Can Find More Information” for directions on how to obtain a copy of the deposit agreement.

Dividends and Other Distributions

How will you receive dividends and other distributions on the ordinary shares?

The depositary has agreed to pay to ADS holders the cash dividends or other distributions it or the custodian receives on ordinary shares or other deposited securities, after deducting its fees and expenses. You will receive these distributions in proportion to the number of ordinary shares your ADSs represent.

•

Cash.    The depositary will convert any cash dividend or other cash distribution we pay on the ordinary shares into U.S. dollars, if it can do so on a reasonable basis and can transfer the U.S. dollars to the United States. If that is not possible or if any government approval is needed and cannot be obtained, the deposit agreement allows the depositary to distribute the foreign currency only to those ADS holders to whom it is possible to do so. It will hold the foreign currency it cannot convert for the account of the ADS holders who have not been paid. It will not invest the foreign currency and it will not be liable for any interest.

Before making a distribution, any withholding taxes, or other governmental charges that must be paid will be deducted. See “Material Tax Considerations.” It will distribute only whole U.S. dollars and cents and will round fractional cents to the nearest whole cent. If the exchange rates fluctuate during a time when the depositary cannot convert the foreign currency, you may lose some or all of the value of the distribution.

•

Ordinary shares.    The depositary may distribute additional ADSs representing any ordinary shares we distribute as a dividend or free distribution. The depositary will only distribute whole ADSs. It will sell ordinary shares which would require it to deliver a fraction of an ADS and distribute the net proceeds in the same way as it does with cash. If the depositary does not distribute additional ADSs, the outstanding ADSs will also represent the new ordinary shares. The depositary may sell a portion of the distributed ordinary shares sufficient to pay its fees and expenses in connection with that distribution.

•

Rights to purchase additional ordinary shares.    If we offer holders of our securities any rights to subscribe for additional ordinary shares or any other rights, the depositary may make these rights available to ADS holders. If the depositary decides it is not legal and practical to make the rights available but that it is practical to sell the rights, the depositary will use reasonable efforts to sell the rights and distribute the proceeds in the same way as it does with cash. The depositary will allow rights that are not distributed or sold to lapse. In that case, you will receive no value for them.

If the depositary makes rights available to ADS holders, it will exercise the rights and purchase the ordinary shares on your behalf. The depositary will then deposit the ordinary shares and deliver ADSs to the persons entitled to them. It will only exercise rights if you pay it the exercise price and any other charges the rights require you to pay.

U.S. securities laws may restrict transfers and cancellation of the ADSs represented by ordinary shares purchased upon exercise of rights. For example, you may not be able to trade these ADSs freely in the United States. In this case, the depositary may deliver restricted depositary shares that have the same terms as the ADSs described in this section except for changes needed to put the necessary restrictions in place.

•

Other Distributions.    The depositary will send to ADS holders anything else we distribute on deposited securities by any means it thinks is legal, fair and practical. If it cannot make the distribution in that way, the depositary has a choice. It may decide to sell what we distributed and distribute the net proceeds, in the same way as it does with cash. Or, it may decide to hold what we distributed, in which case ADSs will also represent the newly distributed property. However, the depositary is not required to distribute any securities (other than ADSs) to ADS holders unless it receives satisfactory evidence from us that it is legal to make that distribution. The depositary may sell a portion of the distributed securities or property sufficient to pay its fees and expenses in connection with that distribution.

The depositary is not responsible if it decides that it is unlawful or impractical to make a distribution available to any ADS holders. We have no obligation to register ADSs, shares, rights or other securities under the Securities Act. We also have no obligation to take any other action to permit the distribution of ADSs, shares, rights or anything else to ADS holders. This means that you may not receive the distributions we make on our ordinary shares or any value for them if it is illegal or impractical for us to make them available to you.

Deposit, Withdrawal and Cancellation

How are ADSs issued?

The depositary will deliver ADSs if you or your broker deposits ordinary shares or evidence of rights to receive ordinary shares with the custodian. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will register the appropriate number of ADSs in the names you request and will deliver the ADSs to or upon the order of the person or persons that made the deposit.

How can ADS holders withdraw the deposited securities?

You may surrender your ADSs at the depositary’s office. Upon payment of its fees and expenses and of any taxes or charges, such as stamp taxes or stock transfer taxes or fees, the depositary will deliver the ordinary shares and any other deposited securities underlying the ADSs to the ADS holder or a person the ADS holder designates at the office of the custodian. Or, at your request, risk and expense, the depositary will deliver the deposited securities at its office, if feasible.

How do ADS holders interchange between certificated ADSs and uncertificated ADSs?

You may surrender your ADR to the depositary for the purpose of exchanging your ADR for uncertificated ADSs. The depositary will cancel that ADR and will send to the ADS holder a statement confirming that the ADS holder is the registered holder of uncertificated ADSs. Alternatively, upon receipt by the depositary of a proper instruction from a registered holder of uncertificated ADSs requesting the exchange of uncertificated ADSs for certificated ADSs, the depositary will execute and deliver to the ADS holder an ADR evidencing those ADSs.

Voting Rights

How do you vote?

ADS holders may instruct the depositary how to vote the number of deposited ordinary shares their ADSs represent. The depositary will notify ADS holders of shareholders’ meetings and arrange to deliver our voting materials to them if we ask it to. Those materials will describe the matters to be voted on and explain how ADS holders may instruct the depositary how to vote. For instructions to be valid, they much reach the depositary by a date set by the depositary.

Otherwise, you won’t be able to exercise your right to vote unless you withdraw the ordinary shares. However, you may not know about the meeting enough in advance to withdraw the ordinary shares.

The depositary will try, as far as practical, subject to the laws of the Singapore and of our memorandum and articles of association or similar documents, to vote or to have its agents vote the ordinary shares or other deposited securities as instructed by ADS holders. The depositary will only vote or attempt to vote as instructed.

We cannot assure you that you will receive the voting materials in time to ensure that you can instruct the depositary to vote your ordinary shares. In addition, the depositary and its agents are not responsible for failing to carry out voting instructions or for the manner of carrying out voting instructions. This means that you may not be able to exercise your right to vote and there may be nothing you can do if your ordinary shares are not voted as you requested.

In order to give you a reasonable opportunity to instruct the Depositary as to the exercise of voting rights relating to Deposited Securities, if we request the Depositary to act, we agree to give the Depositary notice of any such meeting and details concerning the matters to be voted upon at least 45 days in advance of the meeting date.

Fees and Expenses

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
$ (or less) per ADSs (or portion of ADSs)	Issuance of ADSs, including issuances resulting from a distribution of ordinary shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

$ (or less) per ADS	Any cash distribution to ADS holders

A fee equivalent to the fee that would be payable if securities distributed to you had been ordinary shares and the ordinary shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

$ (or less) per ADSs per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of ordinary shares on our share register to or from the name of the depositary or its agent when you deposit or withdraw ordinary shares

Persons depositing or withdrawing ordinary shares or ADS holders must pay:	For:
Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADSs or ordinary shares underlying ADSs, such as stock transfer taxes, stamp duty or withholding taxes	As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary

The depositary collects its fees for delivery and surrender of ADSs directly from investors depositing ordinary shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions or by directly billing investors or by charging the book-entry system accounts of participants acting for them. The depositary may collect any of its fees by deduction from any cash distribution payable to ADS holders that are obligated to pay those fees. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.

From time to time, the depositary may make payments to us to reimburse and / or share revenue from the fees collected from ADS holders, or waive fees and expenses for services provided, generally relating to costs and expenses arising out of establishment and maintenance of the ADS program. In performing its duties under the deposit agreement, the depositary may use brokers, dealers or other service providers that are affiliates of the depositary and that may earn or share fees or commissions.

Payment of Taxes

You will be responsible for any taxes or other governmental charges payable on your ADSs or on the deposited securities represented by any of your ADSs. The depositary may refuse to register any transfer of your ADSs or allow you to withdraw the deposited securities represented by your ADSs until such taxes or other charges are paid. It may apply payments owed to you or sell deposited securities represented by your ADSs to pay any taxes owed and you will remain liable for any deficiency. If the depositary sells deposited securities, it will, if appropriate, reduce the number of ADSs to reflect the sale and pay to ADS holders any proceeds, or send to ADS holders any property, remaining after it has paid the taxes.

Reclassifications, Recapitalizations and Mergers

If we:	Then:
• Change the nominal or par value of our ordinary shares	The cash, shares or other securities received by the depositary will become deposited securities. Each ADS will automatically represent its equal share of the new deposited securities.

• Reclassify, split up or consolidate any of the deposited securities	The depositary may distribute new ADSs representing the new deposited securities or ask you to surrender your outstanding ADRs in exchange for new ADRs identifying the new deposited securities.

• Distribute securities on the ordinary shares that are not distributed to you

• Recapitalize, reorganize, merge, liquidate, sell all or substantially all of our assets, or take any similar action

Amendment and Termination

How may the deposit agreement be amended?

We may agree with the depositary to amend the deposit agreement and the ADRs without your consent for any reason. If an amendment adds or increases fees or charges, except for taxes and other governmental charges or expenses of the depositary for registration fees, facsimile costs, delivery charges or similar items, or prejudices a substantial right of ADS holders, it will not become effective for outstanding ADSs until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, you are considered, by continuing to hold your ADSs, to agree to the amendment and to be bound by the ADRs and the deposit agreement as amended.

How may the deposit agreement be terminated?

The depositary will terminate the deposit agreement at our direction by mailing notice of termination to the ADS holders then outstanding at least 30 days prior to the date fixed in such notice for such termination. The depositary may also terminate the deposit agreement by mailing notice of termination to us and the ADS holders if 60 days have passed since the depositary told us it wants to resign but a successor depositary has not been appointed and accepted its appointment.

After termination, the depositary and its agents will do the following under the deposit agreement but nothing else: collect distributions on the deposited securities, sell rights and other property, and deliver ordinary shares and other deposited securities upon cancellation of ADSs. Four months after termination, the depositary may sell any remaining deposited securities by public or private sale. After that, the depositary will hold the money it received on the sale, as well as any other cash it is holding under the deposit agreement for the pro-rata benefit of the ADS holders that have not surrendered their ADSs. It will not invest the money and has no liability for interest. The depositary’s only obligations will be to account for the money and other cash. After termination our only obligations will be to indemnify the depositary and to pay fees and expenses of the depositary that we agreed to pay.

Limitations on Obligations and Liability

Limits on our Obligations and the Obligations of the Depositary; Limits on Liability to Holders of ADSs

The deposit agreement expressly limits our obligations and the obligations of the depositary. It also limits our liability and the liability of the depositary. We and the depositary:

•	are only obligated to take the actions specifically set forth in the deposit agreement without negligence or bad faith;

•	are not liable if we are or it is prevented or delayed by law or circumstances beyond our control from performing our or its obligations under the deposit agreement;

•

are not liable for the inability of any holder of ADSs to benefit from any distribution on deposited securities that is not made available to holders of ADSs under the terms of the deposit agreement, or for any special, consequential or punitive damages for any breach of the terms of the deposit agreement;

•	have no obligation to become involved in a lawsuit or other proceeding related to the ADSs or the deposit agreement on your behalf or on behalf of any other person;

•	are not liable for the acts or omissions of any securities depository, clearing agency or settlement system; and

•	may rely upon any documents we believe or it believes in good faith to be genuine and to have been signed or presented by the proper person.

In the deposit agreement, we and the depositary agree to indemnify each other under certain circumstances.

Requirements for Depositary Actions

Before the depositary will deliver or register a transfer of ADSs, make a distribution on ADSs, or permit withdrawal of ordinary shares, the depositary may require:

•	payment of stock transfer or other taxes or other governmental charges and transfer or registration fees charged by third parties for the transfer of any ordinary shares or other deposited securities;

•	satisfactory proof of the identity and genuineness of any signature or other information it deems necessary; and

•	compliance with regulations it may establish, from time to time, consistent with the deposit agreement, including presentation of transfer documents.

The depositary may refuse to deliver ADSs or register transfers of ADSs when the transfer books of the depositary or our transfer books are closed or at any time if the depositary or we think it advisable to do so.

Your Right to Receive the Ordinary Shares Underlying your ADSs

ADS holders have the right to cancel their ADSs and withdraw the underlying ordinary shares at any time except:

•

when temporary delays arise because: (i) the depositary has closed its transfer books or we have closed our transfer books; (ii) the transfer of ordinary shares is blocked to permit voting at a shareholders’ meeting; or (iii) we are paying a dividend on our ordinary shares;

•	when you owe money to pay fees, taxes and similar charges; or

•	when it is necessary to prohibit withdrawals in order to comply with any laws or governmental regulations that apply to ADSs or to the withdrawal of ordinary shares or other deposited securities.

This right of withdrawal may not be limited by any other provision of the deposit agreement.

Pre-release of ADSs

The deposit agreement permits the depositary to deliver ADSs before deposit of the underlying ordinary shares, unless requested in writing by the Company to cease doing so. This is called a pre-release of the ADSs. The depositary may also deliver ordinary shares upon cancellation of pre-released ADSs (even if the ADSs are canceled before the pre-release transaction has been closed out). A pre-release is closed out as soon as the underlying ordinary shares are delivered to the depositary. The depositary may receive ADSs instead of ordinary shares to close out a pre-release. The depositary may pre-release ADSs only under the following conditions: (1) before or at the time of the pre-release, the person to whom the pre-release is being made represents to the depositary in writing that it or its customer owns the ordinary shares or ADSs to be deposited; (2) the pre-release is fully collateralized with cash or other collateral that the depositary considers appropriate; and (3) the depositary must be able to close out the pre-release on not more than five business days’ notice. In addition, the number of ADSs that may be outstanding at any time as a result of pre-release will not normally exceed 30% of the total number of ordinary shares deposited under the deposit agreement, although the depositary may disregard the limit from time to time if it thinks it is appropriate to do so. The depositary has full discretion as to how and to what extent it may disregard the limit for the amount of ADSs that may be outstanding at any time as a result of the pre-release.

Direct Registration System

In the deposit agreement, all parties to the deposit agreement acknowledge that the DRS and Profile Modification System, or Profile, will apply to uncertificated ADSs upon acceptance thereof to DRS by DTC. DRS is the system administered by DTC under which the depositary may register the ownership of uncertificated ADSs, which ownership will be confirmed by periodic statements sent by the depositary to the registered holders of uncertificated ADSs. Profile is a required feature of DRS that allows a DTC participant, claiming to act on behalf of a registered holder of ADSs, to direct the depositary to register a transfer of those ADSs to DTC or its nominee and to deliver those ADSs to the DTC account of that DTC participant without receipt by the depositary of prior authorization from the ADS holder to register that transfer.

In connection with and in accordance with the arrangements and procedures relating to DRS/Profile, the parties to the deposit agreement understand that the depositary will not determine whether the DTC participant that is claiming to be acting on behalf of an ADS holder in requesting registration of transfer and delivery described in the paragraph above has the actual authority to act on behalf of the ADS holder (notwithstanding any requirements under the Uniform Commercial Code). In the deposit agreement, the parties agree that the depositary’s reliance on and compliance with instructions received by the depositary through the DRS/Profile System and in accordance with the deposit agreement will not constitute negligence or bad faith on the part of the depositary.

Shareholder communications; inspection of register of holders of ADSs

The depositary will make available for your inspection at its office all communications that it receives from us as a holder of deposited securities that we make generally available to holders of deposited securities. The depositary will send you copies of those communications if we ask it to. You have a right to inspect the register of holders of ADSs, but not for the purpose of contacting those holders about a matter unrelated to our business or the ADSs.

SHARES ELIGIBLE FOR FUTURE SALE

Upon the completion of this offering, we will have              ordinary shares represented by ADSs outstanding, assuming no exercise of the underwriters’ option to purchase additional ADSs. Of that amount,             ADSs will be publicly held by investors participating in this offering, and              ADSs will be held by our existing shareholders, who may be our “affiliates” as that term is defined in Rule 144 under the Securities Act. As defined in Rule 144, an “affiliate” of an issuer is a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, the issuer.

All of the ADSs sold in this offering and the ordinary shares they represent will be freely transferable in the United States by persons other than our “affiliates” without restriction or further registration under the Securities Act. All outstanding ordinary shares and ADSs prior to this offering are “restricted securities” as that term is defined in Rule 144 because they were issued in a transaction or series of transactions not involving a public offering. Restricted securities may be sold only if they are the subject of an effective registration statement under the Securities Act or if they are sold pursuant to an exemption from the registration requirement of the Securities Act such as those provided for in Rule 144 or 701 promulgated under the Securities Act, which rules are summarized below. Restricted ordinary shares or ADSs may also be sold outside of the United States to non-U.S. persons in accordance with Rule 904 of Regulation S under the Act. This prospectus may not be used in connection with any resale of the ADSs acquired in this offering by our affiliates.

Sales of substantial amounts of the ADSs in the public market could adversely affect prevailing market prices of the ADSs. Prior to this offering, there has been no public market for our ordinary shares or ADSs, and while we have applied to list the ADSs on the New York Stock Exchange or Nasdaq Global Select Market, we cannot assure you that a regular trading market will develop in the ADSs.

Lock-Up Agreements

Global A&T Holdings, Jade Electronics Holdings, Newbridge Asia Unicorn and TPG Asia Unicorn will agree that, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC on behalf of the underwriters, or the Representatives, we and they will not directly or indirectly, during the period ending 180 days after the date of this prospectus:

•

offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, any ordinary shares or ADSs or any securities convertible into or exercisable or exchangeable for any ordinary shares or ADSs (collectively, referred to as the “Lock-Up Securities”); or

•

enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the Lock-Up Securities, whether any such transaction described above is to be settled by delivery of ordinary shares or ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Representatives. In addition, Global A&T Holdings, Jade Electronics Holdings, Newbridge Asia Unicorn and TPG Asia Unicorn agree that, without the prior written consent of the Representative, it will not, during the 180-day lock-up period, make any demand for or exercise any right with respect to the registration of any Lock-Up Securities.

The restrictions described in the preceding paragraph do not apply to:

•	the transactions related to ordinary shares or ADSs or securities acquired in open market transactions after completion of the offering;

•

transfers of the Lock-Up Securities as a bona fide gift or through will or intestacy, provided that the transferee agrees with the Representatives to be bound by the restrictions described above prior to such gift or transfer;

•

distributions of the Lock-Up Securities to limited partners, general partners, affiliates or shareholders of the relevant person, provided that such distributee agrees to be bound by the restrictions described above and no filing by any party under the Securities Exchange Act of 1934 shall be required or shall voluntarily be made in connection with such distribution; and

•

the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of ordinary shares or ADSs, provided that such plan does not provide for the transfer of ordinary shares or ADSs during the period referred to in the preceding paragraph.

The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or announce material news or a material event relating to our company occurs; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up, then in either case, the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or material event as applicable (any such release of results or occurrence of material event is collectively referred to as an “Event”), unless the Representatives waive such extension; provided that if none of the underwriters publishes or otherwise distributes a research report or makes a public appearance concerning us within three trading days of an Event, the extension of the lock-up relating to such Event (but no other Event) shall be only until the later of (i) the last day of the 180-day lock up period, and (ii) three trading days after such Event.

The underwriters do not have any agreements or understandings, tacit or explicit, or any present intent to release the lock-ups early.

Immediately following the completion of this offering, shareholders subject to lock-up agreements will hold ordinary shares (in the form of ADSs) representing approximately             % of our then outstanding ordinary shares, or              ordinary shares (in the form of ADSs) representing approximately             % if the underwriters exercise their option to purchase additional ADSs in full.

Rule 144

In general, under Rule 144 as currently in effect, a person who has beneficially owned our restricted securities for at least six months is entitled to sell the restricted securities without registration under the Securities Act, subject to certain restrictions. Persons who are our affiliates (including persons beneficially owning 10% or more of our outstanding shares) may sell within any three-month period a number of restricted securities that does not exceed the greater of the following.

•	1.0% of the number of our ordinary shares then outstanding, in the form of ADSs or otherwise, which will equal approximately ordinary shares immediately after this offering; or

•

the average weekly reported trading volume of our ADSs on the New York Stock Exchange or Nasdaq Global Select Market during the four calendar-weeks preceding the date on which a notice of the sale on Form 144 is filed with the SEC by such person.

Such sales are also subject to manner-of-sale provisions, notice requirements and the availability of current public information about us.

In general, under Rule 144 as currently in effect, once we have been subject to the public company reporting requirements of Section 13 or Section 15(d) of the Exchange Act for at least 90 days, persons who are not our affiliates and have beneficially owned our restricted securities for more than six months but not more than one year may sell the restricted securities without registration under the Securities Act subject to the availability of current public information about us. Persons who are not our affiliates and have beneficially owned our restricted securities for more than one year may freely sell the restricted securities without registration under the Securities Act.

Rule 701

Beginning 90 days after the date of this prospectus, persons other than affiliates who purchased ordinary shares under a written compensatory plan or contract may be entitled to sell such shares in the United States in reliance on Rule 701 under the Securities Act. Rule 701 permits affiliates to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. Rule 701 further provides that non-affiliates may sell these shares in reliance on Rule 144 subject only to its manner-of-sale requirements. However, the Rule 701 shares would remain subject to any applicable lock-up arrangements and would only become eligible for sale when the lock-up period expires.

MATERIAL TAX CONSIDERATIONS

The following summary of the material Singapore and United States federal income tax consequences of an investment in the ADSs or our ordinary shares is based upon current laws and relevant interpretations thereof in effect as of the date of this prospectus, all of which are subject to change. This summary does not deal with all possible tax consequences relating to an investment in the ADSs or our ordinary shares, such as the tax consequences under United States state and local tax laws or under the tax laws of any other jurisdictions other than Singapore and the United States.

Singapore Taxation Considerations

The following discussion is a summary of material Singapore income tax and stamp duty considerations relevant to the purchase, ownership and disposition of our ordinary shares by an investor who is not tax resident or domiciled in Singapore and who does not carry on business or otherwise have a presence in Singapore. The statements made herein regarding taxation are based on certain aspects of the tax laws of Singapore and administrative guidelines issued by the relevant authorities in force as of the date hereof and are subject to any changes in such laws or administrative guidelines, or in the interpretation of those laws or guidelines, occurring after such date, which changes could be made on a retroactive basis. The statements made herein do not describe all of the tax considerations that may be relevant to all our shareholders, some of which (such as dealers in securities) may be subject to different rules. The statements are not intended to be and do not constitute legal or tax advice and no assurance can be given that courts or fiscal authorities responsible for the administration of such laws will agree with the interpretation adopted therein. Each prospective investor should consult an independent tax advisor regarding all Singapore income and other tax consequences applicable to them from owning or disposing of our ordinary shares in light of the investor’s particular circumstances.

Corporate Income Tax

A company is regarded as resident in Singapore for Singapore tax purposes if the control and management of its business is exercised in Singapore.

Singapore resident companies are subject to Singapore income tax on income accruing in or derived from Singapore and on foreign-sourced income received or deemed received in Singapore, subject to certain exceptions.

Under the Singapore tax laws, foreign-sourced income in the form of dividends, branch profits and service income received or deemed to be received in Singapore by Singapore resident companies are exempt from Singapore income tax if the following prescribed conditions are all met:

(i)	such income is subject to tax of a similar character to income tax under the law of the jurisdiction from which such income is received;

(ii)

at the time the income is received in Singapore, the highest rate of tax of a similar character to income tax (by whatever name called) levied under the law of the territory from which the income is received on any gains or profits from any trade or business carried on by any company in that territory at that time is not less than 15.0%; and

(iii)	the Singapore Comptroller of Income Tax is satisfied that the tax exemption would be beneficial to the Singapore resident company.

Non-resident companies are subject to income tax on income accruing in or derived from Singapore, and on foreign-sourced income received or deemed received in Singapore.

The corporate tax rate in Singapore for both resident and non-resident companies is currently 17.0%.

Corporate tax exemption will apply to the first S$300,000 of a company’s normal chargeable income as follows:

(i)	75.0% of up to the first S$10,000 of a company’s chargeable income; and

(ii)	50.0% of up to the next S$290,000 of a company’s chargeable income.

The remaining chargeable income (after the tax exemption) will be fully taxable at the prevailing corporate tax rate of 17.0%.

The Minister for Finance has announced in 2015 Budget that there will be corporate income tax rebate for the years of assessment 2016 and 2017. This rebate will be based on 30% of corporate tax payable, subject to a cap of $20,000 per year of assessment.

Dividend distributions

Singapore adopts a one-tier corporate income tax system. Under the one-tier corporate income tax system, the tax paid by a company that is tax resident in Singapore is a final tax. Any dividends paid by a company that is tax resident in Singapore are exempt from Singapore income tax in the hands of the company’s shareholders.

As UTAC Holdings is a tax resident of Singapore, the dividends payable by our company will be one-tier tax-exempt dividends and will be exempt from Singapore income tax in the hands of our shareholders, regardless of their legal form or tax residence status. There is no withholding tax on payment of dividends to both Singapore resident shareholders as well as non-resident shareholders. However, foreign shareholders are advised to consult their own tax advisors to take into account the tax laws of their respective countries of residence and the existence of any double taxation agreement which their country of residence may have with Singapore.

Gains on disposal of our shares

Singapore currently does not impose tax on capital gains. However, there are no specific legislations which deal with the characterization of gains as income or capital in nature. Gains arising from the disposal of our shares may be construed to be income in nature and subject to Singapore income tax, especially if they arise from or are otherwise connected with the activities of a trade or business in Singapore. Such gains may also be considered income in nature, even if they do not arise from an activity in the ordinary course of trade or an ordinary incident of some other business activity, if our shares were purchased with the intention or purpose of making a profit by sale and not with the intention to be held for long-term investment purposes. The determination of whether a gain is income or capital in nature is made by reference to case law based on the circumstances of each case, and reference may be made to a number of factors which are indicative of a person’s intention.

Section 13Z of the Income Tax Act (Chapter 134) of Singapore, or the ITA, provides that, subject to certain conditions and qualifications, gains by companies derived from the disposal of our shares during the period from June 1, 2012 to May 31, 2017 (both dates inclusive) will not be subject to Singapore tax if immediately prior to the date of share disposal, the seller legally and beneficially owned at least 20% of our ordinary shares for a continuous period of at least 24 months.

For shareholders who are subject to the income tax treatment provided for under section 34A of the ITA in relation to the adoption of Financial Reporting Standard 39 – Financial Instruments: Recognition and Measurement, or FRS 39, for accounting purposes, they may be required to recognize gains or losses (not being gains or losses in the nature of capital) even though no sale or disposal of our shares has been made.

The Inland Revenue Authority of Singapore has issued a circular entitled “Income Tax Implications Arising from the Adoption of FRS 39 – Financial Instruments: Recognition and Measurement,” or the FRS 39 Circular. Legislative amendments to give effect to the FRS 39 Circular, or the FRS 39 Tax Treatment, have been enacted in section 34A of the ITA.

The FRS 39 Tax Treatment generally applies, subject to certain “opt-out” provisions, to taxpayers who are required to comply with FRS 39 for financial reporting purposes.

Shareholders who adopt or are adopting the FRS 39 Tax Treatment may be required to recognize gains or losses on the shares for Singapore income tax purposes, even if the shares were not disposed of.

Shareholders who may be subject to such provisions should consult their own accounting and tax advisers regarding the Singapore income tax consequences of their acquisition, ownership and disposal of our shares.

Stamp duty

There is no stamp duty payable in respect of the issuance or holding of our ordinary shares. Stamp duty is not applicable to electronic transfers of our shares effected on a book entry basis unless an instrument of transfer is executed. Where an instrument of transfer in respect of shares is executed between the parties, stamp duty is payable on an instrument of transfer of the shares at the rate of 0.2% of the purchase price for, or market value of, the transferred shares, whichever is higher. The stamp duty is borne by the purchaser unless there is an agreement to the contrary. Where the instrument of transfer is executed outside of Singapore, stamp duty must be paid within 30 days of receipt in Singapore if the instrument of transfer is received in Singapore.

Tax Treaties Regarding Withholding Taxes

There is no comprehensive avoidance of double taxation agreement between the United States and Singapore which applies to withholding taxes on dividends or capital gains.

United States Federal Income Taxation Considerations

The following summary describes the material U.S. federal income tax considerations relating to the ownership and disposition of ADSs or ordinary shares generally applicable to U.S. Holders (as defined below) who acquire ADSs pursuant to this offering. This summary deals only with ADSs or ordinary shares held as capital assets within the meaning of Section 1221 of the Internal Revenue Code of 1986, as amended, or the Internal Revenue Code. This summary also does not address the tax consequences that may be relevant to holders in special tax situations including, without limitation, dealers in securities, traders that elect to use a mark-to-market method of accounting, holders that own ADSs or ordinary shares as part of a “straddle,” “hedge,” “conversion transaction” or other integrated investment, banks or other financial institutions, individual retirement accounts and other tax-deferred accounts, insurance companies, tax-exempt organizations, U.S. expatriates, holders whose functional currency is not the U.S. dollar, holders subject to the alternative minimum tax, holders that acquired ADSs or ordinary shares in a compensatory transaction or holders that actually or constructively own 10.0% or more of the total voting power or value of all of our outstanding stock.

This summary is based upon the Internal Revenue Code, applicable U.S. Treasury regulations, administrative pronouncements and judicial decisions, in each case as in effect on the date hereof, all of which are subject to change (possibly with retroactive effect). No ruling will be requested from the Internal Revenue Service, or the IRS, regarding the tax consequences of this offering, and there can be no assurance that the IRS will agree with the discussion set out below. This summary does not address any U.S. federal tax consequences other than U.S. federal income tax consequences (such as the estate and gift tax or the Medicare tax on net investment income).

As used herein, the term “U.S. Holder” means a beneficial owner of ADSs or ordinary shares that is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States; (ii) a corporation or other entity taxable as a corporation created or organized under the laws of the United States or any state thereof or therein or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (A) that is subject to the supervision of a court within the United States and the control of one or more United States persons as described in Internal Revenue Code Section 7701(a)(30) or (B) that has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

If a partnership acquires ADSs or ordinary shares, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of a partnership considering an investment in ADSs or ordinary shares should consult their tax advisers regarding the U.S. federal income tax consequences of acquiring, owning and disposing of ADSs or ordinary shares.

The discussion below assumes the representations contained in the deposit agreement are true and that the obligations in the deposit agreement and any related agreement have been and will be complied with in accordance with their terms. For United States federal income tax purposes, a U.S. Holder of ADSs will generally be treated as the beneficial owner of the underlying ordinary shares represented by the ADSs. The remainder of this discussion assumes that a U.S. Holder of our ADSs will be treated in this manner. Accordingly, deposits or withdrawals of our ordinary shares for our ADSs will generally not be subject to U.S. federal income tax.

The U.S. Treasury has expressed concerns that intermediaries in the chain of ownership between the holder of an ADS and the issuer of the security underlying the ADS may be taking actions that are inconsistent with the beneficial ownership of the underlying security (for example, pre-releasing ADSs to persons that do not have the beneficial ownership of the securities underlying the ADSs). Accordingly, the creditability of any foreign taxes paid and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, including individual U.S. Holders (as discussed below), could be affected by actions taken by intermediaries in the chain of ownership between the holders of ADSs and us if as a result of such actions the holders of ADSs are not properly treated as beneficial owners of underlying ordinary shares.

ALL PROSPECTIVE PURCHASERS SHOULD CONSULT THEIR TAX ADVISERS AS TO THE PARTICULAR TAX CONSEQUENCES TO THEM OF OWNING THE ADSs OR ORDINARY SHARES, INCLUDING THE APPLICABILITY AND EFFECT OF STATE, LOCAL AND NON-U.S. TAX LAWS AND POSSIBLE CHANGES IN TAX LAW.

Dividends

Subject to the discussion below under “Passive Foreign Investment Company,” the amount of dividends paid to a U.S. Holder with respect to ADSs or ordinary shares generally will be included in the U.S. Holder’s gross income as ordinary income on the day actually or constructively received by the U.S. Holder (in the case of ordinary shares) or by the depositary (in the case of ADSs) from foreign sources to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Distributions in excess of earnings and profits will be treated as a non-taxable return of capital to the extent of the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares and thereafter as capital gain. However, we do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, U.S. Holders should expect that a distribution will generally be treated as a dividend even if that distribution would otherwise be treated as a non-taxable return of capital or as capital gain under the rules described above. Under current law, with respect to certain non-corporate U.S. Holders, including individual U.S. Holders, dividends will be taxed at the lower capital gains rate, rather than the marginal tax rates generally applicable to ordinary income, applicable to “qualified dividend income,” provided that (1) the ADSs or ordinary shares are readily tradable on an established securities market in the United States, including the New York Stock Exchange or Nasdaq Global Select Market, (2) we are neither a PFIC nor treated as such with respect to such U.S. Holder for the taxable year in which the dividend is paid and the preceding taxable year and (3) certain holding period requirements are met. We intend to apply to list our ADSs on the New York Stock Exchange or Nasdaq Global Select Market. Provided the listing is approved on the New York Stock Exchange or Nasdaq Global Select Market, which are established securities markets in the United States, our ADSs are expected to be readily tradable on an established securities market. Since we do not expect that our ordinary shares will be listed on an established securities market, it is unclear whether dividends that we pay on our ordinary shares that are not represented by ADSs will meet the conditions required for the reduced tax rate. The dividends will not be eligible for the dividends received deduction available to corporations in respect of dividends received from other U.S. corporations.

The amount of any dividend paid in Singapore dollars that will be included in the gross income of a U.S. Holder will be the U.S. dollar value of the dividend payment based on the exchange rate in effect on the date such distribution is included in such holder’s income, whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder’s tax basis in the Singapore dollars received will equal such U.S. dollar amount. Gain or loss, if any, recognized on a subsequent sale or conversion of the Singapore dollars will generally be U.S. source ordinary income or loss.

Dividends paid by us generally will constitute “passive category income” or, in the case of certain holders, “general category income” for purposes of the foreign tax credit. A U.S. Holder who does not elect to claim a foreign tax credit for foreign tax withheld may instead claim a deduction, for U.S. federal income tax purposes, in respect of such withholding, but only for the year in which such U.S. Holder elects to do so for all creditable foreign income taxes. Prospective purchasers should consult their tax advisers concerning the applicability of the foreign tax credit on the ADSs or ordinary shares.

Disposition of ADSs or Ordinary Shares

Subject to the discussion below under “Passive Foreign Investment Company,” a U.S. Holder generally will recognize capital gain or loss for U.S. federal income tax purposes on the sale or other taxable disposition of ADSs or ordinary shares equal to the difference, if any, between the amount of cash received and the U.S. Holder’s adjusted tax basis in the ADSs or ordinary shares, as applicable. In general, capital gains recognized by a non-corporate U.S. Holder, including an individual, are subject to a lower rate under current law if such U.S. Holder held the ADSs or ordinary shares for more than one year. The deductibility of capital losses is subject to limitations. Any such gain or loss generally will be treated as U.S. source income or loss for purposes of the foreign tax credit.

Passive Foreign Investment Company

Based on our historic and expected operations, composition of our assets and market capitalization (which will fluctuate from time to time), we do not believe we were a passive foreign investment company, or a PFIC, for the taxable year ended December 31, 2014 and we do not expect to be classified as a PFIC for the current taxable year or for the foreseeable future. However, the determination of whether we are a PFIC is made annually. Therefore, it is possible we could be classified as a PFIC in the future due to changes in the composition of our assets or income, as well as changes in our market capitalization. In general, a non-U.S. corporation will be classified as a PFIC for any taxable year if at least (i) 75% of its gross income is classified as “passive income” or (ii) 50% of its assets (determined on the basis of a quarterly average) produce or are held for the production of passive income. For these purposes, cash is considered a passive asset. In making this determination, the non-U.S. corporation is treated as earning its proportionate share of any income and owning its proportionate share of any assets of any corporation in which it holds a 25% or greater interest. Under the PFIC rules, if we were considered a PFIC at any time that a U.S. Holder holds the ADSs or ordinary shares, we would continue to be treated as a PFIC with respect to such holder’s investment unless (i) we cease to be a PFIC and (ii) the U.S. Holder has made a “deemed sale” election under the PFIC rules.

If we are considered a PFIC for any taxable year (or portion thereof) that a U.S. Holder holds ADSs or ordinary shares and such U.S. Holder did not make a timely mark-to-market election (as discussed below), any gain recognized by the U.S. Holder on a sale or other disposition of the ordinary shares would be allocated ratably over the U.S. Holder’s holding period for the ADSs or ordinary shares. The amount allocated to the taxable year of the sale or other disposition and to any year before we became a PFIC would be taxed as ordinary income (each, a “pre-PFIC year”). The amount allocated to each other taxable year (other than the current taxable year or a pre-PFIC year) would be subject to tax at the highest rate in effect for individuals or corporations, as appropriate, for that taxable year, and an additional tax equal to the interest charge generally applicable to underpayments of tax would be imposed in respect of the tax attributable to each such other taxable year of the U.S. Holder (other than a pre-PFIC year). Further, to the extent that any distribution received by a U.S. Holder on its ADSs or ordinary shares exceeds 125% of the average of the annual distributions on the ADSs or ordinary shares, as applicable, received during the preceding three taxable years of such U.S. Holder or the U.S. Holder’s holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain on the sale or other disposition of ADSs or ordinary shares if we were a PFIC, described above. Certain elections may be available that would result in alternative treatments of the ADSs or ordinary shares. For example, if our shares are considered “marketable stock” for U.S. federal income tax purposes, a U.S. Holder that owns our shares at the close of its taxable year may make a mark-to-market election with respect to such shares for such taxable year. We anticipate that our ADSs should qualify as marketable stock, but no assurances may be given in this regard. If a mark-to-market election is made, the U.S. Holder will generally (i) include as ordinary income for each taxable year that we are a PFIC the excess, if any, of the fair market value of ADSs held at the end of the taxable year over the adjusted tax basis of such ADSs and (ii) deduct as an ordinary loss the excess, if any, of the adjusted tax basis of the ADSs over the fair market value of such ADSs held at the end of the taxable year, but such deduction will only be allowed to the extent of the amount previously included in income as a result of the mark-to-market election. The U.S. Holder’s adjusted tax basis in the ADSs would be adjusted to reflect any income or loss resulting from the mark-to-market election. If a U.S. Holder makes a mark-to-market election in respect of a corporation classified as a PFIC and such corporation ceases to be classified as a PFIC, the U.S. Holder will not be required to take into account the gain or loss described above during any period that such corporation is not classified as a PFIC. If a U.S. Holder makes a mark-to-market election, any gain such U.S. Holder recognizes upon the sale or other disposition of our ADSs in a year when we are a PFIC will be treated as ordinary income and any loss will be treated as ordinary loss. However, such loss will only be treated as ordinary loss to the extent of the net amount previously included in income as a result of the mark-to-market election. If we are treated as a PFIC with respect to a U.S. Holder for any taxable year, if any of our subsidiaries are also PFICs or if we make direct or indirect equity investments in other entities that are PFICs, the U.S. Holder will be deemed to own shares in any of our subsidiaries that are also PFICs in that proportion that the value of the ADSs or ordinary shares the U.S. Holder owns bears to the value of all of the ADSs or ordinary shares, as applicable, and you may be subject to the PFIC rules described above. However, an election for mark-to-market treatment would likely not be available with respect to any such subsidiaries unless shares of such lower-tier PFICs are themselves “marketable stock.” If we are considered a PFIC, a U.S. Holder will also be subject to annual information reporting requirements (such as filing an annual Internal Revenue Service Form 8621). U.S. Holders should consult their tax advisers about the potential application of the PFIC rules to an investment in the ADSs or ordinary shares.

Information Reporting and Backup Withholding

Dividend payments and proceeds paid from the sale or other taxable disposition of ADSs or ordinary shares may be subject to information reporting to the IRS. In addition, a U.S. Holder (other than exempt holders who establish their exempt status if required) may be subject to backup withholding on cash payments received in connection with dividend payments and proceeds from the sale or other taxable disposition of ADSs or ordinary shares made within the United States or through certain U.S.-related financial intermediaries.

Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number, makes other required certification and otherwise complies with the applicable requirements of the backup withholding rules. Backup withholding is not an additional tax. Rather, any amount withheld under the backup withholding rules will be creditable or refundable against the U.S. Holder’s U.S. federal income tax liability, provided the required information is timely furnished to the IRS.

Information Reporting With Respect to Foreign Financial Assets

Certain U.S. Holders who are individuals may be required to report information relating to an interest in “specified foreign financial assets” with an aggregate value in excess of $50,000 at the end of the year, or $75,000 at any time during the taxable year. “Specified foreign financial assets” include any financial accounts maintained by foreign financial institutions, as well as any of the following, but only if they are not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. persons, (ii) financial instruments and contracts held for investment that have non-U.S. issuers or counterparties, and (iii) interests in foreign entities. These rules also impose penalties if a U.S. Holder is required to submit such information to the IRS and fails to do so. U.S. Holders should consult their tax advisers regarding the effect, if any, of this legislation on their ownership and disposition of the ADSs or ordinary shares.

FATCA

Provisions under Sections 1471 through 1474 of the Internal Revenue Code and applicable U.S. Treasury regulations commonly referred to as “FATCA” generally impose 30% withholding on certain “withholdable payments” and, in the future, may impose such withholding on “foreign passthru payments” made by a “foreign financial institution” (each as defined in the Internal Revenue Code) that has entered into an agreement with the IRS to perform certain diligence and reporting obligations with respect to the foreign financial institution’s U.S.-owned accounts. The United States has entered into an intergovernmental agreement, or IGA, with Singapore, which modifies the FATCA withholding regime described above. It is not clear whether we would be treated as a foreign financial institution subject to the diligence, reporting and withholding obligations under FATCA, or the Singapore IGA. Furthermore, it is not yet clear how the Singapore IGA will address foreign passthru payments. Prospective investors should consult their tax advisors regarding the potential impact of FATCA, the Singapore IGA and any non-U.S. legislation implementing FATCA on the investment in the ADSs or ordinary shares.

UNDERWRITING

Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, we have agreed to sell to the underwriters named below, for whom Merrill Lynch, Pierce, Fenner & Smith Incorporated, Citigroup Global Markets Inc. and Credit Suisse Securities (USA) LLC are acting as representatives, the following respective numbers of ADSs:

Underwriters	Number of ADSs
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

Total

The underwriting agreement provides that the underwriters will purchase all the ADSs in the offering if any are purchased, other than those ADSs covered by the over-allotment option described below. The underwriting agreement also provides that if an underwriter defaults on its purchase commitment, the purchase commitments of non-defaulting underwriters may be increased or the offering may be terminated.

We have granted to the underwriters an option, exercisable in whole or in part at the discretion of the representatives, at any time, from time to time, on or before 30 days after the date of this prospectus, to purchase an aggregate of up to              additional ADSs from us at the initial public offering price, less the underwriting discounts and commissions set forth on the cover page of this prospectus. The option may be exercised only to cover any over-allotments of ADSs. To the extent the option is exercised, each underwriter will become severally obligated, subject to certain conditions, to purchase a percentage of the additional ADSs that is approximately equal to each underwriter’s share of the total initial amount reflected in the table above.

We have been advised by the representatives of the underwriters that the underwriters propose to offer the ADSs initially to the public at the initial public offering price on the cover page of this prospectus and to selling group members at that price less a selling concession of $             per ADS.

The following table shows the per share and total public offering price, underwriting discounts and commissions, and proceeds before expenses to us and the selling stockholders.

Total
	Per ADS	No Exercise	Full Exercise
Initial public offering price	$	$	$

Underwriting discounts and commissions paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The underwriters have agreed to reimburse us for certain expenses we incur in connection with this offering up to an aggregate maximum of the lesser of (i) 0.25% of the gross proceeds from the sale of ADSs by the underwriters and (ii) $1.0 million. We have agreed to pay all other fees and expenses we incur in connection with this offering.

The estimated expenses of this offering that are payable by us, exclusive of the underwriting discounts and commissions, are approximately $             million, including registration fees of approximately $            , estimated printing fees of approximately $            , estimated legal fees and expenses of approximately $             and estimated accounting fees and expenses of approximately $            . We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, or contribute to payments that the underwriters may be required to make in that respect. The representatives have informed us that the underwriters do not expect sales by the underwriters to any accounts of their respective customers over which any underwriter exercises discretionary authority in respect of transactions to purchase or sell to exceed 5% of the total ADSs being offered.

From time to time, certain of the underwriters and their affiliates have provided, and may continue to provide, investment banking, commercial banking and other services (including acting as agents and lenders under the new credit facility) to us and certain existing shareholders, for which they receive customary fees and commissions.

We have received approval for listing of the ADSs on              under the symbol “UTAC.”

Prior to the offering, there has been no public market for the ADSs or ordinary shares underlying the ADSs. The initial public offering price of the ADSs will be determined by agreement between us and the underwriters. Among the primary factors that will be considered in determining the initial public offering price of the ADSs are prevailing market conditions, our results of operations in recent periods, the present stage of our development, the market capitalizations and stages of development of other companies that we and the representatives of the underwriters believe to be comparable to our business, and estimates of our business potential. An active trading market for the ADSs may not develop. It is also possible that after the offering the ADSs will not trade in the public market at or above the initial public offering price.

The address of Merrill Lynch, Pierce, Fenner & Smith Incorporated is One Bryant Park, New York, NY 10036. The address of Citigroup Global Markets Inc. is 388 Greenwich Street, New York, NY 10013. The address of Credit Suisse Securities (USA) LLC is Eleven Madison Avenue, New York, NY 10010.

Lock-Up Agreements

We have agreed that we will not offer, sell, issue, contract to sell, contract to purchase or grant any option, right or warrant to purchase, pledge or otherwise dispose of any of the ordinary shares, ADSs or securities convertible into or exchangeable or exercisable for any of the ordinary shares or ADSs or any securities substantially similar to the ordinary shares or ADSs, or the Lock-Up Securities, or enter into any swap, hedge, or any other agreement that transfers, in whole or in part, the economic consequences of ownership of the Lock-Up Securities, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position in the Lock-Up Securities within the meaning of Section 16 of the Exchange Act, or file with the SEC a registration statement under the Exchange Act relating to the Lock-Up Securities, or publicly disclose the intention to take any transaction described above, without the prior written consent of the representatives of the underwriters for a period of 180 days after the date of this prospectus, except for (i) the issuance of the securities upon consummation of the offering, (ii) the issuances of the Lock-Up Securities pursuant to the conversion or exchange of convertible or exchangeable securities or the exercise of warrants or options, in each case outstanding on the date of the underwriting agreement, and (iii) grants of employee stock options pursuant to our share incentive plan in effect on the date hereof; provided that no such employee stock option shall vest prior to the expiration of the “lock-up” period. However, in the event that either (1) during the last 17 days of the initial “lock-up” period, we release earnings results or material news or a material event relating to us occurs or (2) prior to the expiration of the initial “lock-up” period, we announce that we will release earnings results or becomes aware that material new or a material event will occur during the 16-day period beginning on the last day of the initial “lock-up” period, then in each case the “lock-up” period will be extended until the expiration of the 18-day period beginning on the date of release of the earnings results or the occurrence of the material news or material event, as applicable unless the Representatives waive, in writing such extension. We will provide the underwriters with notice of any announcement described in clause (2) of the preceding sentence that gives rise to an extension of the “lock-up” period. We agree that in the event that we are notified by the Representatives of a release or waiver the underwriters under any “lock-up” agreement, to announce the impending release or waiver by press release through a major new service at least two business days before the effective date of the release or waiver.

Global A&T Holdings, Jade Electronics Holdings, Newbridge Asia Unicorn and TPG Asia Unicorn have agreed, pursuant to the contractual restrictions described under “Shares Eligible for Future Sale – Lock-Up Agreements,” that they will not offer, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of any ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for any ordinary shares or ADSs, or enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of ordinary shares or ADSs, whether such transaction described above is to be settled by delivery of ordinary shares, ADSs or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, contract to sell, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the representatives of the underwriters. In addition, Global A&T Holdings, Jade Electronics Holdings, Newbridge Asia Unicorn and TPG Asia Unicorn agree that without the prior written consent of the representative of the underwriters, it will not, during the 180-day lock-up period, make any demand for or exercise any right with respect to the registration of any ordinary shares or ADSs or securities convertible into or exercisable or exchangeable for any ordinary shares or ADSs. The 180-day lock-up period is subject to adjustment under certain circumstances. If (1) during the last 17 days of the 180-day lock-up period, we issue an earnings release or announce material news or a material event; or (2) prior to the expiration of the 180-day lock-up period, we announce that we will release earnings results or become aware that material news or a material event will occur during the 16-day period beginning on the last day of the 180-day lock-up, then in either case, the lock-up will be extended until the expiration of the 18-day period beginning on the date of the release of the earnings results or the occurrence of the material news or event, as applicable, (any such release of results or occurrence of material event is collectively referred to as an “Event”), unless the Representatives waive such extension; provided that if none of the underwriters publishes or otherwise distributes a research report or makes a public appearance concerning us within three trading days of an Event, the extension of the lock-up relating to such Event (but no other Event) shall be only until the later of (i) the last day of the 180-day lock up period, and (ii) three trading days after such Event.

Stabilization, Short Positions and Penalty Bids

In connection with the offering, the underwriters may engage in stabilizing transactions, over-allotment transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934, as amended. Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum. Over-allotment involves sales by the underwriters of ADSs in excess of the number of ADSs the underwriters are obligated to purchase, which creates a syndicate short position. The short position may be either a covered short position or a naked short position. In a covered short position, the number of ADSs over-allotted by the underwriters is not greater than the number of ADSs that they may purchase in the over-allotment option. In a naked short position, the number of ADSs involved is greater than the number of ADSs in the over-allotment option. The underwriters may close out any covered short position by either exercising their over-allotment option and/or purchasing ADSs in the open market. Syndicate covering transactions involve purchases of the ADSs in the open market after the distribution has been completed in order to cover syndicate short positions. In determining the source of ADSs to close out the short position, the underwriters will consider, among other things, the price of ADSs available for purchase in the open market as compared to the price at which they may purchase ADSs through the over-allotment option. If the underwriters sell more ADSs than could be covered by the over-allotment option, a naked short position, the position can only be closed out by buying ADSs in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the ADSs in the open market after pricing that could adversely affect investors who purchase in the offering. Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the ADSs originally sold by the syndicate member are purchased by the stabilization manager or its agent in stabilizing or syndicate covering transactions to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may have the effect of raising or maintaining the market price of the ADSs or preventing or retarding a decline in the market price of the ADSs. As a result, the price of the ADSs may be higher than the price that might otherwise exist in the open market. These transactions may be effected on              or otherwise and, if commenced, may be discontinued at any time. The underwriters are not under any obligation to engage in these activities.

Electronic Distribution

A prospectus in electronic format may be made available on the Internet web sites maintained by one or more of the underwriters, or selling group members, if any, participating in this offering and one or more of the underwriters participating in this offering may distribute prospectuses electronically. Other than the prospectus in electronic format, the information on the web sites of, or any other web sites maintained by, any underwriter or a selling group member, if any, participating in this offering, is not part of the prospectus or the registration statement of which the prospectus forms a part. The representatives may agree to allocate a number of ADSs to underwriters and selling group members for sale to their online brokerage account holders. Internet distributions will be allocated by the underwriters and selling group members that will make Internet distributions on the same basis as other allocations.

Selling Restrictions

No action has been taken in any jurisdiction by us or by any underwriter that would permit a public offering of the ADSs or the possession, circulation or distribution of this prospectus or any other material relating to us or the ADSs, in any jurisdiction where action for that purpose is required, other than in the United States. Accordingly, the ADSs may not be offered or sold, directly or indirectly, and neither this prospectus nor any other offering material or advertisements in connection with the ADSs may be distributed or published, in or from any country or jurisdiction except in compliance with any applicable rules and regulations of any such country or jurisdiction. Persons who receive this prospectus are advised by us and the underwriters to inform themselves about, and to observe any restrictions as to, the offering and the ordinary shares and the distribution of this prospectus.

Dubai International Financial Centre.    This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority. This document is intended for distribution only to persons of a type specified in those rules. It must not be delivered to, or relied on by, any other person. The Dubai Financial Services Authority has no responsibility for reviewing or verifying any documents in connection with exempt offers. The Dubai Financial Services Authority has not approved this document nor taken steps to verify the information set out in it, and has no responsibility for it. The ADSs which are the subject of the offering contemplated by this prospectus may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the ADSs offered should conduct their own due diligence on such shares. If you do not understand the contents of this document you should consult an authorized financial adviser.

European Economic Area.    In relation to each member state of the EEA, or a Relevant Member State which has implemented the EU Prospectus Directive, as defined below, from and including the date on which the EU Prospectus Directive was implemented in that Relevant Member State, or the Relevant Implementation Date, an offer of any ADSs described in this prospectus may not be made to the public in that Relevant Member State prior to the publication of a prospectus in relation to the ADSs which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the EU Prospectus Directive, except that, with effect from and including the Relevant Implementation Date, an offer of the ADSs described in this prospectus may be made to the public in that Relevant Member State at any time:

(a)	to any legal entity which is a qualified investor as defined under the EU Prospectus Directive;

(b)

to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150 natural or legal persons (other than qualified investors as defined in the EU Prospectus Directive); or

(c)

in any other circumstances falling within Article 3(2) of the EU Prospectus Directive, provided that no such offer of any ADSs described in this prospectus shall result in a requirement for the publication by us of a prospectus pursuant to Article 3 of the EU Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any ADSs in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and ADSs to be offered so as to enable an investor to decide to purchase or subscribe for

ADSs, as the same may be varied in that member state by any measure implementing the EU Prospectus Directive in that member state. The expression “EU Prospectus Directive” means Directive 2003/71/EC (and any amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State) and includes any relevant implementing measure in each Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

France.    Neither this prospectus nor any other offering material relating to the ADSs described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The ADSs have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the ADSs has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or

•	used in connection with any offer for subscription or sale of the securities to the public in France.

Such offers, sales and distributions will be made in France only:

•

to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with Article L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or

•

in a transaction that, in accordance with article L.411-2-II-1-or-2-or 3 of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The ADSs may be resold directly or indirectly, only in compliance with Articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

Hong Kong.    This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. No person may offer or sell in Hong Kong, by means of any document, any ordinary shares being offered hereby other than (i) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance, or (ii) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies (Winding Up and Miscellaneous Provisions) Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer or invitation to the public within the meaning of the Companies (Winding Up and Miscellaneous Provisions) Ordinance. No advertisement, invitation or document relating to the ADSs being offered hereby will be issued or will be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere) which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong except if permitted under the securities laws of Hong Kong, other than with respect to ADSs which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance and any rules made thereunder.

Japan.    The ADSs have not been and will not be registered under the Financial Instruments and Exchange Law of Japan as amended. The ADSs have not been offered or sold and will be offered or sold in Japan or to, or for the benefit of, any resident of Japan (which term shall mean any person resident in Japan or any corporation or other entity organized under the laws of Japan), or to others for reoffering or resale, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law of Japan and other applicable laws, regulations and governmental guidelines in Japan.

Singapore.    This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the ADSs may not be circulated or distributed, nor may the ADSs be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the SFA; (ii) to a relevant person pursuant to Section 275(1) or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of any other applicable provision of the SFA.

Where the ADSs are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)

a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or

(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the ADSs pursuant to an offer made under Section 275 of the SFA except:

(i)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;

(ii)	where no consideration is or will be given for the transfer;

(iii)	where the transfer is by operation of law;

(iv)	as specified in Section 276(7) of the SFA; or

(v)	as specified in Regulation 32 of the Securities and Futures (Offers of Investment) (Shares and Debentures) Regulations 2005 of Singapore.

Switzerland.    This document, as well as any other material relating to the ADSs which are the subject of the offering contemplated by this prospectus, do not constitute an issue prospectus pursuant to Article 652a and/or 1156 of the Swiss Code of Obligations. The ADSs will not be listed on the SIX Swiss Exchange and, therefore, the documents relating to the ADSs, including, but not limited to, this document, do not claim to comply with the disclosure standards of the listing rules of SIX Swiss Exchange and corresponding prospectus schemes annexed to the listing rules of the SIX Swiss Exchange. The ADSs are being offered in Switzerland by way of a private placement, i.e., to a small number of selected investors only, without any public offer and only to investors who do not purchase the ADSs with the intention to distribute them to the public. The investors will be individually approached by the issuer from time to time. This document, as well as any other material relating to the ADSs, is personal and confidential and do not constitute an offer to any other person. This document may only be used by those investors to whom it has been handed out in connection with the offering described herein and may neither directly nor indirectly be distributed or made available to other persons without express consent of the issuer. It may not be used in connection with any other offer and shall in particular not be copied and/or distributed to the public in (or from) Switzerland.

Taiwan.    The ADSs have not been and will not be registered or filed with, or approved by, the Financial Supervisory Commission of Taiwan pursuant to relevant securities laws and regulations and may not be offered or sold in Taiwan through a public offering or in circumstances which constitute an offer within the meaning of the Securities and Exchange Act of Taiwan or relevant laws and regulations that require a registration, filing or approval of the Financial Supervisory Commission of Taiwan. No person or entity in Taiwan has been authorized to offer or sell the ADSs in Taiwan.

United Kingdom.    This prospectus is only being distributed to and is only directed at (i) persons who are outside the United Kingdom or (ii) to investment professionals falling within Article 19(5) of the Financial

Services and Markets Act 2000 (Financial Promotion) Order 2005, or the Order, or (iii) high net worth entities, and other persons to whom it may lawfully be communicated, falling with Article 49(2)(a) to (e) of the Order (all such persons together being referred to as “relevant persons”). The ADSs are only available to, and any invitation, offer or agreement to subscribe, purchase or otherwise acquire such ADSs will be engaged in only with, relevant persons. Any person who is not a relevant person should not act or rely on this document or any of its contents.

LEGAL MATTERS

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for us by Latham & Watkins LLP. The validity of the ordinary shares represented by ADSs offered in this offering and certain legal matters as to Singapore law will be passed upon for us by Latham & Watkins LLP.

Certain legal matters of United States federal securities and New York State laws in connection with this offering will be passed upon for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP. Certain legal matters of Singapore law in connection with this offering will be passed upon for the underwriters by Allen & Gledhill LLP.

EXPERTS

The financial statements as of, and for each of the years ended, December 31, 2012, 2013 and 2014 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The discussion contained under the section of this prospectus entitled “Industry Overview” has been reviewed by IBS, which has confirmed to us that it accurately describes the semiconductor industry, as indicated in the consent of IBS Inc. included as an exhibit to the registration statement on Form F-1 under the Securities Act of which this prospectus is a part.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, including relevant exhibits, with the SEC on Form F-1 under the Securities Act with respect to the underlying ordinary shares represented by the ADSs to be sold in this offering. This prospectus, which constitutes a part of the registration statement on Form F-1, does not contain all of the information contained in the registration statement. You should read those registration statements and their exhibits and schedules for further information with respect to us and the ADSs.

Immediately upon the effectiveness of the registration statement on Form F-1 of which this prospectus forms a part, we will become subject to periodic reporting and other informational requirements of the Exchange Act as applicable to foreign private issuers. Accordingly, we will be required to file reports, including annual reports on Form 20-F, and other information with the SEC. All information filed with the SEC can be obtained over the internet at the SEC’s website at www.sec.gov or inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549. You can request copies of documents, upon payment of a duplicating fee, by writing to the SEC.

As a foreign private issuer, we are exempt from the rules of the Exchange Act prescribing the furnishing and content of proxy statements to shareholders, and our executive officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act. As we are a foreign private issuer, our annual report on Form 20-F for year ending December 31, 2015 will be due six months following the end of this year. However, for years ending on or after December 31, 2016, we will be required to file our annual report on Form 20-F within 120 days after the end of each year.

GLOSSARY OF TECHNICAL TERMS

The following are definitions of terms that are commonly used in the semiconductor industry and in this prospectus.

Analog products.    Refers to a device that measures continuous information. The measured analog signal has an infinite number of possible values. The only limitation on resolution is the accuracy of the measuring device. Such devices operate with variables which are constituted by continuously measured quantities. These quantities can be voltage, resistance, rotation and pressure.

Assembly.    The process of packaging semiconductor die onto a printed circuit board.

Array packages.    Array packages (also called area array) describes packages that typically provided higher interconnect density by providing pads, pins or solder balls arranged in rows and columns to utilize the full area of the package for interconnect to the electronic system board.

Ball-grid array package or BGA.    Refers to a type of array package where solder balls are provided in a row and column grid on the bottom side of the package for surface mount attach to the electronic system board.

Chip scale package or CSP.    Refers to a type of semiconductor package with an area no greater than 1.2 times that of a die.

Die.    A single integrated circuit (or chip) cut from the wafer on which it was manufactured. Also known as an integrated circuit, chip, or microchip. It is a miniaturized electronic circuit (consisting of multiple transistors to form circuit functions) that has been manufactured on the surface of a thin substrate of semiconductor material.

Dynamic random access memory or DRAM.    The most common form of RAM. DRAM holds data by storing each bit as an amount of electrical charge in a storage cell. DRAM holds data only for a short time and must be refreshed periodically to retain data, otherwise the data will disappear.

Epoxy.    A thermosetting material used mainly to permanently attach the die to the carrier (substrate or lead-frame).

Fabless.    A semiconductor company with no internal wafer fabrication or assembly capabilities. These companies design semiconductors and outsource the semiconductor manufacturing from wafer foundries and the assembly manufacturing from outsourced assembly and test companies.

fine pitch bonding.    Primary method of making interconnections between an integrated circuit and a printed circuit board during semiconductor device fabrication. Although less common, wire bonding can be used to connect an integrated circuit to other electronics or to connect from one printed circuit board to another. Referred to as fine pitch bonding as the distance between 2 wires is 60 to 70 microns.

Flash memory.    A non-volatile, rewritable and solid-state memory that is durable, operates at low-voltages and retains data after power has been removed.

Integrated device manufacturer or IDM.    A semiconductor company that has its own products and devices. Normally it has its own wafer fabrication capability.

integrated circuits or semiconductor chips.    A miniaturized electronic circuit where all of the circuit elements (such as transistors, diodes, resistors and capacitors) are integrated on a semiconductor substrate.

LAN.    Local access network.

lead-frame.    A stamped or etched copper pattern delivered in a strip or frame format, for use in lower density packages and as a chip carrier for interconnecting the semiconductor chip to the electronic system board.

micron.    A metric unit of linear measure which equals one millionth of a meter or one thousandth of a millimeter. A thousand times bigger than a nanometer. The diameter of a human hair is about 100 microns.

Mixed-signal and logic products.    Mixed-signal devices combine digital (logic) circuits with high-performance analog circuits on a single semiconductor die.

Packaging.    The protective container or housing for an electronic component or die, with external terminals to provide electrical access to the components inside. Packaging allows and provides for power and signal distribution, power dissipation, and physical and chemical protection of the semiconductors.

Quad Flat No-leads or QFN.    QFN is a form of lead-frame package which physically and electrically connect integrated circuits to printed circuit boards. The leads are arranged under and to the edge on all four sides of the package perimeter but do not extend beyond the sides of the package like in traditional lead-frame packages such as a QFP.

Quad Flat Package or QFP.    QFPs are leaded formats that feature leads extending from all four sides of their periphery.

Random Access Memory or RAM.    The basic read/write storage element in electronic equipment which stores digital bits of information temporarily and can be changed as required.

Semiconductor.    A semiconductor is a material that behaves in between a conductor and an insulator. At ambient temperature, it conducts electricity more easily than an insulator, but less readily than a conductor. At very low temperatures, pure or intrinsic semiconductors behave like insulators.

Small outline integrated circuit or SOIC.    SOIC is a leaded surface mount package with “gull wing” leaded form, where the lead form is bent outwards at the tip.

Solder balls.    Spheres of solder that are part of a BGA package process to provide the electrical contact between the chip package and the printed circuit board.

Stacked-die CSP.    The integration of two or more die in a stacked arrangement within a CSP to provide higher IC integration density.

Substrate.    The body or base layer of an integrated circuit, provided in wafer form onto which other layers are deposited to form the integrated circuit. Substrates are also used in integrated circuit packaging typically as an organic printed circuit board or integrated circuit carrier substrate for higher density packages such as BGA, CSP, stacked-die CSP or SiP.

System in package or SiP.    Refers to a package which combines several components (multiple integrated circuits and/or passive components) integrated into one carrier or package.

Test.    The process whereby integrated circuits are tested to ensure that its performance and functionality conform to the product specifications. Testing may be in wafer form often called probe or as a final test at the end of a package assembly.

Thin Small Outline Package or TSOP.    TSOP is part of the lead-frame family of standard leaded package formats that feature a rectangular package body, with leads extending from two sides of its perimeter.

Wafer.    A thin slice, typically 0.25-0.75 millimeters thick, sawed from a cylindrical ingot (boule) of extremely pure, crystalline silicon, typically six to twelve inches in diameter. Arrays of integrated circuits or discrete transistor devices are fabricated in the wafers during the wafer fabrication process.

Wafer foundry.    A wafer fabrication production plant. Usually used to denote a facility that is available on a contract basis to fabless companies, or integrated device manufacturers that wish to supplement their own capabilities.

Wafer level packaging.    A technology of packaging an integrated circuit at wafer level, instead of the traditional process of assembling the package of each individual unit after wafer dicing. Wafer level packaging is a CSP technology where the resulting package is the same size as the die and all of the processes are done in wafer form.

Wafer probing.    A procedure carried out prior to assembly whereby a processed wafer is tested to determine if the integrated circuits that have been fabricated on it are functioning properly.

Wire bonders.    An equipment used to connect integrated circuit chips to their substrate, using ultrasonic energy to weld very fine wires mechanically from metalized terminal pads along the periphery of the chip to corresponding bonding pads on the substrate.

wCSP™.    Wafer CSP.

ultra-fine pitch bonding.    Similar to fine pitch bonding but with distances between wire of less than 50 microns.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of UTAC Holdings Ltd.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of comprehensive income, changes in equity and cash flows present fairly, in all material respects, the financial position of UTAC Holdings Ltd. and its subsidiaries at December 31, 2012, 2013 and 2014 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Singapore, July 15, 2015

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

For the financial years ended December 31, 2012, 2013 and 2014

		Group
	Note	2012	2013	2014
		US$’000	US$’000	US$’000
Sales	4	930,099	748,396	860,268

Cost of sales		(795,222)	(650,650)	(702,130)

Gross profit		134,877	97,746	158,138

Other income	5	8,545	7,673	8,478

Other (losses)/gains - net	6	(1,333)	29,611	77,939

Expenses
- Selling, general and administrative		(63,891)	(57,704)	(83,853)
- Research and development		(18,812)	(12,275)	(12,507)
- Finance	9	(79,572)	(120,655)	(125,246)
- Others		(12,246)	(16,399)	(13,544)

Share of profit/(loss) of associated company	19	732	(4,457)	—

(Loss)/profit before income tax	7	(31,700)	(76,460)	9,405

Income tax expense	10(a)	(13,693)	(2,463)	(12,809)

Loss after tax		(45,393)	(78,923)	(3,404)

Other comprehensive income/(loss):
Items that may be reclassified subsequently to profit or loss:
Cash flow hedges
- Fair value gains/(losses)	31	11,323	(1,521)	—
- Reclassification	31	3,484	409	1,148
Currency translation differences arising from consolidation	31	39	3	(5)
Items that will not be reclassified subsequently to profit or loss:
Remeasurements on post employment benefit obligation	31	(128)	(1,825)	(129)

Other comprehensive income/(loss), net of tax		14,718	(2,934)	1,014

Total comprehensive loss		(30,675)	(81,857)	(2,390)

(Loss)/profit attributable to:
Equity holder of the Company		(47,109)	(80,250)	(5,015)
Non-controlling interests		1,716	1,327	1,611

		(45,393)	(78,923)	(3,404)

Total comprehensive (loss)/income attributable to:
Equity holder of the Company		(32,526)	(83,099)	(3,978)
Non-controlling interests		1,851	1,242	1,588

		(30,675)	(81,857)	(2,390)

Loss per share (US$)
- Basic	11	(0.06)	(0.10)	(0.01)
- Diluted	11	(0.06)	(0.10)	(0.01)

The accompanying notes form an integral part of these financial statements.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

As at December 31, 2012, 2013 and 2014

		Group
	Note	January 1, 2012	December 31, 2012	December 31, 2013	December 31, 2014
		US$’000	US$’000	US$’000	US$’000
		(restated)
ASSETS
Current assets
Cash and bank deposits	12	269,432	201,219	217,855	301,156
Derivative financial instruments	13	409	1,600	217	—
Trade and other receivables	14	147,719	138,356	106,747	130,752
Inventories	15	54,094	43,503	33,548	47,999
Other assets	16	9,089	12,467	10,368	9,192

		480,743	397,145	368,735	489,099
Non-current assets held-for-sale	17	—	—	—	3,271

		480,743	397,145	368,735	492,370

Non-current assets
Other assets	16	7,386	7,949	9,808	11,328
Deferred income tax assets	28	2,617	2,505	2,505	2,208
Available-for-sale financial assets	18	3,758	1,323	1,383	1,020
Investment in associated company	19	3,725	4,457	—	—
Property, plant and equipment	20	752,533	655,962	536,157	587,347
Goodwill	21	643,405	643,405	643,405	643,405
Intangible assets	22	97,526	81,646	65,340	57,306

		1,510,950	1,397,247	1,258,598	1,302,614

Total assets		1,991,693	1,794,392	1,627,333	1,794,984

LIABILITIES
Current liabilities
Derivative financial instruments	13	16,445	1,117	1,034	—
Trade and other payables	23	165,297	128,689	132,213	217,390
Current income tax liabilities	10(b)	15,719	13,145	4,976	10,124
Borrowings	24	11,635	17,033	188	3,826
Redemption liability	26	—	1,781	—	—
Provision	27	—	2,250	2,000	2,000

		209,096	164,015	140,411	233,340

Non-current liabilities
Trade and other payables	23	—	—	—	69,656
Borrowings	24	1,263,989	1,146,944	1,093,674	1,101,168
Redemption liability	26	1,587	—	—	—
Deferred income		149	87	168	81
Deferred income tax liabilities	28	17,877	16,461	9,443	10,550
Long term benefit obligations	29	19,766	21,497	21,841	23,526

		1,303,368	1,184,989	1,125,126	1,204,981

Total liabilities		1,512,464	1,349,004	1,265,537	1,438,321

NET ASSETS		479,229	445,388	361,796	356,663

EQUITY
Capital and reserves attributable to equity holder of the Company
Share capital	30	510,884	510,884	510,884	510,884
Capital reserve	30	187,116	187,116	187,116	187,116
Other reserves	31	(18,181)	(3,598)	(6,736)	(5,718)
Accumulated losses		(207,828)	(254,937)	(334,898)	(339,894)

		471,991	439,465	356,366	352,388
Non-controlling interests		7,238	5,923	5,430	4,275

Total equity		479,229	445,388	361,796	356,663

The accompanying notes form an integral part of these financial statements.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

For the financial years ended December 31, 2012, 2013 and 2014

	Attributable to equity holder of the Company
	Share capital	Capital reserve	Other reserves	Accumulated losses	Total	Non- controlling interests	Total equity
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
2012
Beginning of financial year (restated)	510,884	187,116	(18,181)	(207,828)	471,991	7,238	479,229
Dividend to non-controlling interests	—	—	—	—	—	(3,166)	(3,166)
Total comprehensive income/(loss) for the year	—	—	14,583	(47,109)	(32,526)	1,851	(30,675)

End of financial year	510,884	187,116	(3,598)	(254,937)	439,465	5,923	445,388

2013
Beginning of financial year	510,884	187,116	(3,598)	(254,937)	439,465	5,923	445,388
Dividend to non-controlling interests	—	—	—	—	—	(1,735)	(1,735)
Reclassification	—	—	(289)	289	—	—	—
Total comprehensive (loss)/income for the year	—	—	(2,849)	(80,250)	(83,099)	1,242	(81,857)

End of financial year	510,884	187,116	(6,736)	(334,898)	356,366	5,430	361,796

2014
Beginning of financial year	510,884	187,116	(6,736)	(334,898)	356,366	5,430	361,796
Dividend to non-controlling interests	—	—	—	—	—	(2,743)	(2,743)
Reclassification	—	—	(19)	19	—	—	—
Total comprehensive income/(loss) for the year	—	—	1,037	(5,015)	(3,978)	1,588	(2,390)

End of financial year	510,884	187,116	(5,718)	(339,894)	352,388	4,275	356,663

An analysis of the movements in each category within “Other reserves” is presented in Note 31.

The accompanying notes form an integral part of these financial statements.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the financial years ended December 31, 2012, 2013 and 2014

	Note	2012	2013	2014
		US$’000	US$’000	US$’000
Cash flows from operating activities
Loss after tax		(45,393)	(78,923)	(3,404)
Adjustments for:
- Income tax expense		13,693	2,463	12,809
- Dividend income		(42)	(35)	(107)
- Gain on bargain purchase		—	—	(41,431)
- Depreciation of property, plant and equipment		162,884	151,734	149,901
- Impairment of property, plant and equipment		870	1,664	8,159
- Impairment loss on available-for-sale financial assets		1,767	—	—
- Intangible assets written off		—	113	—
- Property, plant and equipment written off		42	252	429
- Write-off of deferred expenditure on initial public offering		2,174	—	—
- Amortization of intangible assets		16,700	16,408	16,556
- Net gain on disposal of property, plant and equipment		(1,478)	(2,609)	(37,790)
- Gain on extinguishment of borrowings, net of expenses		—	(21,073)	—
- Provision for legal claims		2,250	—	—
- Interest income		(1,470)	(1,026)	(1,103)
- Government grant income		(597)	(349)	(184)
- Finance expense		79,572	120,655	125,246
- Write back of unclaimed monies from the previous shareholders of a subsidiary		—	(4,846)	—
- Write-off of overpayment by customers		—	(220)	—
- Fair value gains on derivative financial instruments		(558)	—	—
- Loss on liquidation of subsidiaries		285	—	—
- Loss on settlement of redemption liability		—	323	—
- Share of (profit)/ loss of associated company		(732)	4,457	—
Change in working capital, net of effects from acquisition of subsidiaries:
- Derivative financial instruments		25	(306)	331
- Trade and other receivables		10,121	31,609	(21,756)
- Inventories		13,636	9,955	(6,761)
- Other assets		(6,904)	(1,196)	2,704
- Trade and other payables		(11,619)	(27,083)	29,578
- Provisions		—	(250)	—
- Long term benefit obligations		1,628	(1,291)	1,519
- Currency translation differences		85	45	(5)
Government grant received		535	430	97
Income tax paid		(17,768)	(16,815)	(10,394)

Net cash provided by operating activities		219,706	184,086	224,394

Cash flows from investing activities
Acquisition of subsidiaries, net of cash acquired	38(b)	—	—	24,050
Redemption of equity interest in a subsidiary		—	(2,200)	—
Purchases of property, plant and equipment		(99,598)	(50,291)	(121,778)
Purchases of intangible assets		(820)	(215)	(327)
Purchase of financial assets, available-for-sale		—	(60)	(96)
Proceeds from disposal of property, plant and equipment		5,112	18,149	72,014
Distributions from available-for-sale financial assets		668	—	459
Interest received		1,470	942	1,103
Investment in short-term deposits—restricted cash		—	—	(8,124)
Dividend received		42	35	107

Net cash used in investing activities		(93,126)	(33,640)	(32,592)

Cash flows from financing activities
Dividends paid to non-controlling interests		(3,166)	(1,735)	(2,047)
Proceed from issuance of 10% Senior Secured Notes due in 2019		—	607,500	—
Payment of financing fees from issuance of 10% Senior Secured Notes due in 2019		—	(31,999)	—
Repayment of borrowings		(117,206)	(636,592)	—
Repayment of finance lease liabilities		(572)	(390)	(4,144)
Interest paid		(73,731)	(70,643)	(110,434)

Net cash used in financing activities		(194,675)	(133,859)	(116,625)

Net (decrease)/increase in cash and cash equivalents		(68,095)	16,587	75,177
Cash and cash equivalents at beginning of financial year		269,314	201,219	217,806

Cash and cash equivalents at end of financial year	12	201,219	217,806	292,983

The accompanying notes form an integral part of these financial statements.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

These notes form an integral part of and should be read in conjunction with the accompanying financial statements.

1.	General information

UTAC Holdings Ltd. (the “Company” and together with its subsidiaries, the “Group”) is incorporated on November 9, 2010 and domiciled in Singapore. The address of its registered office is 22 Ang Mo Kio Industrial Park 2, Singapore 569506.

The principal activity of the Company is that of investment holding. The principal activities of its subsidiaries consist of the provision of assembly and test services for integrated circuits, which have been identified as the Group’s operating segments. The principal activities of the subsidiaries are disclosed in Note 41.

2.	Significant accounting policies

2.1	Basis of preparation

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

These consolidated financial statements have been prepared under the historical cost convention, except as disclosed in the accounting policies below.

The preparation of financial statements in conformity with IFRS requires management to exercise its judgment in the process of applying the Group’s accounting policies. It also requires the use of certain critical accounting estimates and assumptions. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the consolidated financial statements are disclosed in Note 3.

Interpretations and amendments to published standards effective in 2012, 2013 and 2014

On January 1, 2012, 2013 and 2014, the Group adopted the new or amended IFRS and IFRS Interpretations Committee (“IFRS IC”) interpretations that are mandatory for application from that date. Changes to the Group’s accounting policies have been made as required, in accordance with the transitional provisions in the respective IFRS and IFRS IC.

The adoption of these new or amended IFRS and IFRS IC did not result in substantial changes to the Group’s accounting policies and had no material effect on the amounts reported for the current or prior financial years except for the following:

IAS 19 (revised 2011) Employee Benefits (effective for annual periods beginning on or after January 1, 2013)

On January 1, 2013, the Group adopted the amended IAS 19 (revised 2011) that is mandatory for application from that date. The Group has applied the standard retrospectively in accordance with the transitional provisions of the standard. The impact on the Group has been in the following areas:

(i)	The standard requires past service cost to be recognized immediately in profit or loss.

(ii)	Actuarial gains and losses are renamed “remeasurements” and will be recognized immediately in other comprehensive income.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.1	Basis of preparation (continued)

IAS 19 (revised 2011) Employee Benefits (effective for annual periods beginning on or after January 1, 2013) (continued)

The effect of the change in accounting policy on the balance sheet and statement of comprehensive income of the Group at January 1, 2012 are summarized below.

CONSOLIDATED BALANCE SHEET

	As at January 1, 2012 (previously stated)	Change in accounting policy increase/ (decrease)	As at January 1, 2012 (restated)
	US$’000	US$’000	US$’000
LIABILITIES
Non-current liabilities
Includes:
Deferred income tax liabilities	18,658	(781)	17,877
Long term benefit obligations	14,978	4,788	19,766

EQUITY
Capital and reserves attributable to equity holder of the Company
Includes:
Other reserves	(14,182)	(3,999)	(18,181)
Accumulated losses	(207,848)	20	(207,828)
Non-controlling interests	7,266	(28)	7,238

Amendment to IAS 1 Financial Statement Presentation (effective for annual periods beginning on or after January 1, 2013)

The Group has also adopted the amendment to IAS 1 Financial Statement Presentation regarding other comprehensive income (“OCI”). The main change resulting from the amendment is a requirement for entities to group items presented in OCI on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments).

IFRS 13 Fair Value Measurement (effective for annual periods beginning on or after January 1, 2013)

IFRS 13 aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRSs. The requirements do not extend to the use of fair value accounting but provide guidance on how it should be applied where its use is already required or permitted by other standards within IFRSs.

The adoption of IFRS 13 does not have any material impact on the accounting policies of the Group. The Group has incorporated the additional disclosures required by IFRS 13 into the financial statements.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.2	Revenue recognition

Sales comprise the fair value of the consideration received or receivable for the rendering of services in the ordinary course of the Group’s activities. Sales are presented, net of value-added tax, rebates and discounts, and after eliminating sales within the Group.

The Group recognizes revenue when the amount of revenue and related cost can be reliably measured, it is probable that the collectability of the related receivables is reasonably assured and when the specific criteria for each of the Group’s activities are met as follows:

Rendering of services

Sales derived from provision of services for assembly and testing of semiconductors is recognized during the financial year in which the services are rendered.

2.3	Rental income

Rental income from operating leases (net of any incentives given to the lessees) is recognized on a straight-line basis over the lease term.

2.4	Interest income

Interest income is recognized using the effective interest method.

2.5	Sales of scrap

Sales of scrap is recognized when a Group entity has delivered the materials and its counterparty has accepted the materials in accordance with the sales contract.

2.6	Dividend income

Dividend income is recognized when the right to receive payment is established.

2.7	Group accounting

(a)	Subsidiaries

(i)	Consolidation

Subsidiaries are all entities over which the Group has control. The Group controls an entity when the Group is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date on that control ceases.

In preparing the consolidated financial statements, transactions, balances and unrealized gains on transactions between group entities are eliminated. Unrealized losses are also eliminated but are considered an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.7	Group accounting (continued)

(a)	Subsidiaries (continued)

(i)	Consolidation (continued)

Non-controlling interests comprise the portion of a subsidiary’s net results of operations and its net assets, which is attributable to the interests that are not owned directly or indirectly by the equity holders of the Company. They are shown separately in the consolidated statement of comprehensive income, statement of changes in equity, and balance sheet. Total comprehensive income is attributed to the non-controlling interests based on their respective interests in a subsidiary, even if this results in the non-controlling interests having a deficit balance.

(ii)	Acquisitions

The acquisition method of accounting is used to account for business combinations entered into by the Group. The consideration transferred for the acquisition of a subsidiary comprises the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred also includes the fair value of any contingent consideration arrangement and the fair value of any pre-existing equity interest in the subsidiary.

Acquisition-related costs are expensed as incurred.

Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are, with limited exceptions, measured initially at their fair values at the acquisition date.

On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the date of acquisition either at fair value or at the non-controlling interest’s proportionate share of the acquiree’s net identifiable assets.

The excess of (i) the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired is recorded as goodwill. If those amounts are less than the fair value of the net identifiable assets of the subsidiary acquired and the measurement of all amounts has been reviewed, the difference is recognized directly in profit or loss as a bargain purchase gain.

Please refer Note 2.9 for the subsequent accounting policy on goodwill.

(iii)	Disposals of subsidiaries

When a change in the Group’s ownership interest in a subsidiary results in a loss of control over the subsidiary, the assets and liabilities of the subsidiary including any goodwill are derecognized. Amounts previously recognized in other comprehensive income in respect of that entity are also reclassified to profit or loss or transferred directly to retained earnings if required by a specific Standard.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.7	Group accounting (continued)

(a)	Subsidiaries (continued)

(iii)	Disposals of subsidiaries (continued)

Any retained equity interest in the entity is remeasured at fair value. The difference between the carrying amount of the retained interest at the date when control is lost and its fair value is recognized in profit or loss.

(b)	Transactions with non-controlling interests

Changes in the Group’s ownership interest in a subsidiary that do not result in a loss of control over the subsidiary are accounted for as transactions with equity holders of the Group. Any difference between the change in the carrying amounts of the non-controlling interest and the fair value of the consideration paid or received is recognized in a separate reserve within equity attributable to the equity holders of the Company.

(c)	Associated company

Associated company is an entity which the Group has significant influence, but not control, and generally accompanied by a shareholding giving rise to voting rights of 20% and above but not exceeding 50%. Investment in associated company is accounted for in the consolidated financial statements using the equity method of accounting less impairment losses, if any.

(i)	Acquisitions

Investment in associated company is initially recognized at cost. The cost of an acquisition is measured at the fair value of the assets given, equity instruments issued or liabilities incurred or assumed at the date of exchange, plus costs directly attributable to the acquisition.

(ii)	Equity method of accounting

In applying the equity method of accounting, the Group’s share of its associated company’s post-acquisition profits or losses are recognized in profit or loss and its share of post-acquisition other comprehensive income is recognized in other comprehensive income. These post-acquisition movements and distributions received from the associated company are adjusted against the carrying amount of the investment. When the Group’s share of losses in an associated company equals or exceeds its interest in the associated company, including any other unsecured non-current receivables, the Group does not recognize further losses, unless it has obligations or has made payments on behalf of the associated company. If the associated company subsequently reports profits, the Group resumes recognizing its share of those profits only after its share of the profits equals the share of losses not recognized.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.7	Group accounting (continued)

(c)	Associated company (continued)

(ii)	Equity method of accounting (continued)

Unrealized gains on transactions between the Group and its associated company are eliminated to the extent of the Group’s interest in the associated company. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The accounting policies of associated company are changed where necessary to ensure consistency with the accounting policies adopted by the Group.

(iii)	Disposals

Investment in associated company is derecognized when the Group loses significant influence. Any retained interest in the entity is remeasured at its fair value. The difference between the carrying amount of the retained investment at the date when significant influence is lost, and its fair value and any proceeds on partial disposal is recognized in profit or loss.

Gains and losses arising from partial disposals or dilutions in investment in associated company are recognized in profit or loss.

(iv)	Impairment

The Group determines at each reporting date whether there is any objective evidence that the investment in associated company is impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the investment in associated company and its carrying amount and recognizes the amount in “Share of profit/(loss) of associated company” in the consolidated statement of comprehensive income.

2.8	Property, plant and equipment

(a)	Measurement

(i)	Property, plant and equipment

Property, plant and equipment are initially recognized at cost, and subsequently carried at cost less accumulated depreciation and accumulated impairment losses.

(ii)	Components of costs

The cost of an item of property, plant and equipment initially recognized includes its purchase price and any cost that is directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.8	Property, plant and equipment (continued)

(b)	Depreciation

Freehold land and capital work-in-progress are not depreciated. Depreciation on other items of property, plant and equipment is calculated using the straight-line method to allocate their depreciable amounts over their estimated useful lives as follows:

Useful lives
Leasehold land	99 years
Freehold buildings and improvements	10 - 25 years
Leasehold buildings and improvements	10 - 48 years (not longer than the lease term)
Plant and machinery	1 - 8 years
Furniture, fittings, office equipment and canteen equipment	2 - 6 years
Computer equipment	3 - 5 years
Motor vehicles	5 - 6 years

The residual values, estimated useful lives and depreciation method of property, plant and equipment are reviewed, and adjusted as appropriate, at each balance sheet date. The effects of any revision of the residual values and useful lives are included in the profit or loss when the changes arise.

(c)	Subsequent expenditure

Subsequent expenditure relating to property, plant and equipment that has already been recognized is added to the carrying amount of the asset only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. All other repair and maintenance expenses are recognized in profit or loss when incurred.

(d)	Disposal

On disposal of an item of property, plant and equipment, the difference between the disposal proceeds and its carrying amount is recognized in profit or loss within “Other (losses)/gains - net”.

2.9	Goodwill

Goodwill on acquisitions of subsidiaries on or after January 1, 2010 represents the excess of (i) consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition-date fair value of any previous equity interest in the acquiree over the (ii) fair value of the net identifiable assets acquired.

Goodwill on acquisition of subsidiaries prior to January 1, 2010 represents the excess of the cost of the acquisition over the fair value of the Group’s share of the net identifiable net assets acquired.

Goodwill is tested for impairment annually and whenever there is indication that the goodwill may be impaired.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.9	Goodwill (continued)

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGU”) expected to benefit from synergies arising from the business combination. Each unit or group of units to which the goodwill is allocated represents the lowest level within the group at which the goodwill is monitored for internal management purposes. Goodwill is monitored at the operating segment level.

An impairment loss is recognized when the carrying amount of a CGU, including the goodwill, exceeds the recoverable amount of the CGU. The recoverable amount of a CGU is the higher of the CGU’s fair value less cost to sell and value-in-use.

The total impairment loss of a CGU is allocated first to reduce the carrying amount of goodwill allocated to the CGU and then to the other assets of the CGU pro-rata on the basis of the carrying amount of each asset in the CGU.

An impairment loss on goodwill is recognized in profit or loss and is not reversed in a subsequent period.

2.10	Intangible assets

(a)	Acquired patents and licenses

Patents and licenses acquired as part of business combinations are initially recognized at their fair values at the acquisition date and are subsequently carried at cost (i.e. the fair values at initial recognition) less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over 6.5 to 10 years, which is the shorter of their estimated useful lives and periods of contractual rights.

(b)	Acquired computer software licenses

Acquired computer software licenses are initially capitalized at cost which includes the purchase price (net of any discounts and rebates) and other directly attributed cost of preparing the asset for its intended use. Direct expenditure, including employee costs which enhances or extends the performance of computer software beyond its specifications and which can be reliably measured, is added to the original cost of the software. Costs associated with maintaining the computer software are recognized as an expense when incurred.

Computer software licenses are subsequently carried at cost less accumulated amortization and accumulated impairment losses. These costs are amortized to profit or loss using the straight-line method over their estimated useful lives of 3 years.

(c)	Acquired customer relationships

Customer relationships acquired as part of business combinations are initially recognized at their fair values at the acquisition date and are subsequently carried at cost (i.e. the fair values at initial recognition) less accumulated amortization and accumulated impairment losses.

Amortization is calculated using the straight-line method to allocate the cost of customer relationships over their estimated useful lives of 10 years.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.10	Intangible assets (continued)

(d)	Favorable leasehold interest

Favorable leasehold interest arising from operating leasehold interest on land acquired as part of business combinations at acquisition date are initially recognized based on the excess of leases of similar contracts at market rates over contracted leases, and are subsequently carried at cost (i.e. the fair values at initial recognition) less accumulated amortization and accumulated impairment losses.

Amortization is calculated using the straight-line method to allocate the cost of favorable leasehold interest over their estimated useful lives, ranging from 4 to 26 years.

The amortization period and amortization method of intangible assets are reviewed at least at each balance sheet date. The effects of any revision are recognized in profit or loss when the changes arise.

2.11	Impairment of non-financial assets

Intangible assets

Property, plant and equipment

Intangible assets and property, plant and equipment of the Group are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

For the purpose of impairment testing, the recoverable amount (i.e. the higher of the fair value less cost to sell and the value-in-use) is determined on an individual asset basis unless the asset does not generate cash inflows that are largely independent of those from other assets. If this is the case, recoverable amount is determined for the CGU to which the asset belongs. If the recoverable amount of the asset (or CGU) is estimated to be less than its carrying amount, the carrying amount of the asset (or CGU) is reduced to its recoverable amount.

The difference between the carrying amount and recoverable amount is recognized as an impairment loss in profit or loss. An impairment loss for an asset other than goodwill is reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The carrying amount of this asset is increased to its revised recoverable amount, provided that this amount does not exceed the carrying amount that would have been determined (net of any accumulated amortization or depreciation) had no impairment loss been recognized for the asset in prior years. A reversal of impairment loss for an asset is recognized in profit or loss.

2.12	Financial assets

(a)	Classification

The Group classifies its financial assets in the following categories: loans and receivables and available-for-sale. The classification depends on the nature of the asset and the purpose for which the assets were acquired. Management determines the classification of its financial assets at initial recognition.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.12	Financial assets (continued)

(a)	Classification (continued)

(i)	Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are presented as current assets, except for those expected to be realized later than 12 months after the balance sheet date which are presented as non-current assets. Loans and receivables are presented as “Cash and bank deposits”, “Trade and other receivables” and “Other assets” on the balance sheet.

(ii)	Available-for-sale financial assets

Available-for-sale financial assets are non-derivatives that are either designated in this category or not classified in any of the other categories. They are presented as non-current assets unless management intends to dispose of the assets within 12 months after the balance sheet date.

(b)	Recognition and derecognition

Regular way purchases and sales of financial assets are recognized on trade date - the date on which the Group commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

On disposal of a financial asset, the difference between the carrying amount and the sale proceeds is recognized in profit or loss. Any amount in the fair value reserve relating to that asset is reclassified to profit or loss.

(c)	Initial measurement

Financial assets are initially recognized at fair value plus transaction costs.

(d)	Subsequent measurement

Available-for-sale financial assets are subsequently carried at fair value. Available-for-sale financial assets in the form of investments in non-quoted equity securities are measured at cost if their fair values cannot be measured reliably. Loans and receivables are subsequently carried at amortized cost using the effective interest method.

Interest and dividend income on available-for-sale financial assets are recognized separately in “Other income” when the Group’s right to receive payment is established. Changes in the fair values of available-for-sale debt securities (i.e. monetary items) denominated in foreign currencies are analyzed into currency translation differences on the amortized cost of the securities and other changes; the currency translation differences are recognized in profit or loss and the other changes are recognized in other comprehensive income and accumulated in the fair value reserve, together with the related translation differences. Changes in fair values of available-for-sale equity securities (i.e. non-monetary items) are recognized in other comprehensive income and accumulated in the fair value reserve, together with the related currency translation differences.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.12	Financial assets (continued)

(e)	Impairment

The Group assesses at each balance sheet date whether there is objective evidence that a financial asset or a group of financial assets is impaired and recognizes an allowance for impairment when such evidence exists.

(i)	Loans and receivables

A financial asset or a group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset (a ‘loss event’) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets that can be reliably estimated.

Evidence of impairment may include indications that the debtors or a group of debtors is experiencing significant financial difficulty, default or delinquency in interest or principal payments, the probability that they will enter bankruptcy or other financial reorganization, and where observable data indicate that there is a measurable decrease in the estimated future cash flows, such as changes in arrears or economic conditions that correlate with defaults.

The amount of the loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset’s original effective interest rate. The carrying amount of the asset is reduced and the amount of the loss is recognized in the profit or loss. When the asset becomes uncollectible, it is written off against the allowance account. Subsequent recoveries of amounts previously written off are recognized against the same line item in profit or loss. If a loan has a variable interest rate, the discount rate for measuring any impairment loss is the current effective interest rate determined under the contract. As a practical expedient, the group may measure impairment on the basis of an instrument’s fair value using an observable market price.

If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized (such as an improvement in the debtor’s credit rating), the reversal of the previously recognized impairment loss is recognized in profit or loss.

(ii)	Available-for-sale financial assets

In addition to the objective evidence of impairment described in Note 2.12(e)(i), a significant or prolonged decline in the fair value of an equity security below its cost is considered as an indicator that the available-for-sale financial asset is impaired. If any evidence of impairment exists, the cumulative loss that was recognized in other comprehensive income is reclassified to profit or loss. The cumulative loss is measured as the difference between the acquisition cost (net of any principal repayments and amortization) and the current fair value, less any impairment loss previously recognized as an expense. The impairment losses recognized as an expense on equity securities are not reversed through profit or loss.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.13	Borrowings

Borrowings are presented as current liabilities unless the Group has an unconditional right to defer settlement for at least 12 months after the balance sheet date. Borrowings are initially recognized at fair value (net of transaction costs) and subsequently carried at amortized cost. Any difference between the proceeds (net of transaction costs) and the redemption value is recognized in profit or loss over the period of the borrowings using the effective interest method.

Fees paid on the establishment of loan facilities are recognized as transaction costs of the loan to the extent that it is probable that some or all of the facility will be drawn down. In this case, the fee is deferred until the drawdown occurs. To the extent there is no evidence that it is probable that some or all of the facility will be drawn down, the fee is capitalized as a prepayment for liquidity services and amortized over the period of the facility to which it relates.

An exchange between an existing borrower and lender of debt instruments with substantially different terms are accounted for as an extinguishment of the original financial liability and the recognition of a new financial liability.

2.14	Borrowing costs

Borrowing costs are recognized in profit or loss using the effective interest method.

2.15	Trade and other payables

Trade and other payables represent liabilities for goods and services provided to the Group prior to the end of financial year which are unpaid. They are classified as current liabilities if payment is due within 12 months or less (or in the normal operating cycle of the business if longer). If not, they are presented as non-current liabilities.

Trade and other payables are initially recognized at fair value, and subsequently carried at amortized cost using the effective interest method.

2.16	Derivative financial instruments and hedging activities

A derivative financial instrument is initially recognized at its fair value on the date the contract is entered into and is subsequently carried at its fair value. The method of recognizing the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates the derivatives as hedges of highly probable forecast transactions (cash flow hedges).

Fair value changes on derivatives that are not designated or do not qualify for hedge accounting are recognized in profit or loss when the changes arise.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategies for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives designated as hedging instruments are highly effective in offsetting changes in fair value or cash flows of the hedged items.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.16	Derivative financial instruments and hedging activities (continued)

The carrying amount of a derivative designated as a hedge is presented as a non-current asset or liability if the remaining expected life of the hedged item is more than 12 months, and as a current asset or liability if the remaining expected life of the hedged item is less than 12 months. The fair value of a trading derivative is presented as a current asset or liability.

Cash flow hedge

The Group has entered into gold par forward contracts and foreign currency forward contracts to hedge the gold price and foreign currency exchange risk arising from the highly probable forecasted purchase of gold wires and transactions in foreign currencies respectively.

The fair value changes on the effective portion of the forward contracts designated as cash flow hedges are recognized in other comprehensive income and accumulated in the hedging reserve. For gold par forward contracts, the amount recognized in other comprehensive income are accumulated in the hedging reserve and transferred to “Cost of sales” when the gold wires are consumed. For foreign currency forward contracts, the amount recognized in other comprehensive income are accumulated in the hedging reserve and transferred to “Other (losses)/gains - net” in profit or loss when the hedged forecasted transactions are recognized.

The fair value changes on the ineffective portion of the forward contracts are recognized immediately in profit or loss. When a forecasted transaction is no longer expected to occur, the gains and losses that were previously recognized in other comprehensive income are reclassified to profit or loss immediately.

2.17	Fair value estimation of financial assets and liabilities

The fair values of financial instruments traded in active markets (such as exchange-traded and over-the-counter securities and derivatives) are based on quoted market prices at the balance sheet date. The quoted market prices used for financial assets held by the Group are the current bid prices; the appropriate quoted market prices for financial liabilities are the current asking prices.

The fair value of foreign currency forwards and gold par forwards are determined using actively quoted forward exchange rates and gold prices respectively.

The fair values of financial instruments that are not traded in an active market are determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date. These include the use of quoted market prices or dealer quotes for similar instruments and valuation techniques, such as discounted cash flow analyses. In determining these fair values, management evaluates, among other factors, the reliability and appropriateness of the use of the underlying net asset information provided, taking into consideration factors such as industry and sector outlook, other market comparables and other prevailing market factors and conditions.

The fair values of current financial assets and liabilities carried at amortized cost approximate their carrying amounts.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.18	Leases

(a)	When the Group is the lessee:

The Group leases certain property, plant and equipment from non-related parties.

(i)	Lessee - Finance leases

Leases where the Group assumes substantially all risks and rewards incidental to ownership of the leased assets are classified as finance leases.

The leased assets and the corresponding lease liabilities (net of finance charges) under finance leases are recognized on the balance sheet as property, plant and equipment and borrowings respectively, at the inception of the leases at the lower of the fair value of the leased assets and the present value of the minimum lease payments.

Each lease payment is apportioned between the finance expense and the reduction of the outstanding lease liability. The finance expense is recognized in profit or loss on a basis that reflects a constant periodic rate of interest on the finance lease liability.

(ii)	Lessee - Operating leases

Leases of factories, warehouses and equipment where substantially all risks and rewards incidental to ownership are retained by the lessors are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessors) are recognized in profit or loss on a straight-line basis over the period of the lease.

When an operating lease is terminated before the lease period has expired, any payment required to be made to the lessor by way of penalty is recognized as an expense in the financial period in which termination takes place.

(b)	When the Group is the lessor:

The Group leases certain property, plant and equipment under operating leases to non-related parties.

(i)	Lessor - Operating leases

Leases of assets where the Group retained substantially all risks and rewards incidental to ownership are classified as operating leases. Rental income from operating leases (net of any incentives given to lessees) is recognized in profit or loss on a straight-line basis over the lease term.

Initial direct costs incurred by the Group in negotiating and arranging an operating lease are added to the carrying amount of the leased asset and recognized as an expense in profit or loss over the lease term on the same basis as the lease income.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.19	Research and development costs

Research costs are recognized as an expense in profit or loss when incurred.

Costs incurred on development activities or projects are recognized as intangible assets when the following criteria are fulfilled:

(a)	it is technically feasible to complete the intangible asset so that it will be available for use or sale;

(b)	management intends to complete the intangible asset and use or sell it;

(c)	there is an ability to use or sell the intangible asset;

(d)	it can be demonstrated how the intangible asset will generate probable future economic benefits;

(e)	adequate technical, financial and other resources to complete the development and to use or sell the intangible asset are available; and

(f)	the expenditure attributable to the intangible asset during its development can be reliably measured.

Other development costs that do not meet these criteria is recognized as an expense in profit or loss as incurred. Development expenditure previously recognized as an expense in profit or loss is not recognized as an asset in a subsequent period.

2.20	Inventories

Inventories are carried at the lower of cost and net realizable value. Cost is determined using the weighted average method. The cost of finished goods and work-in-progress comprises raw materials, direct labor, other direct costs and related production overheads (based on normal operating capacity) but excludes borrowing costs. Net realizable value is the estimated selling price in the ordinary course of business, less the estimated costs of completion and applicable variable selling expenses.

2.21	Income taxes

Current income tax for current and prior periods is recognized at the amount expected to be paid to or recovered from the tax authorities, using the tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date.

Deferred income tax is recognized for all temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements except when the deferred income tax arises from the initial recognition of goodwill or an asset or liability in a transaction that is not a business combination and affects neither accounting nor taxable profit or loss at the time of the transaction.

A deferred income tax liability is recognized on temporary differences arising on investments in subsidiaries and associated company, except where the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.

A deferred income tax asset is recognized to the extent that it is probable that future taxable profit will be available against which the deductible temporary differences and tax losses can be utilized.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.21	Income taxes (continued)

Deferred income tax is measured:

(a)

at the tax rates that are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the balance sheet date; and

(b)	based on the tax consequence that will follow from the manner in which the Group expects, at the balance sheet date, to recover or settle the carrying amounts of its assets and liabilities.

Current and deferred income taxes are recognized as income or expense in profit or loss, except to the extent that the tax arises from a business combination or a transaction which is recognized directly in equity. Deferred tax arising from a business combination is adjusted against goodwill on acquisition.

The Group accounts for investment tax credits (for example, productivity and innovative credit) similar to accounting for other tax credits where deferred tax asset is recognized for unused tax credits to the extent that it is probable that future taxable profit will be available against which the unused tax credit can be utilized.

2.22	Provisions

Provisions for legal claims are recognized when the Group has a present legal or constructive obligation as a result of past events, it is more likely than not that an outflow of resources will be required to settle the obligation and the amount has been reliably estimated. Provisions are not recognized for future operating losses. Changes in the estimated timing or amount of the expenditure or discount rate are recognized in profit or loss when the changes arise.

2.23	Employee compensation

Employee benefits are recognized as an expense, unless the cost qualifies to be capitalized as an asset. The Group operates both defined contribution and defined benefit plans.

(a)	Defined contribution plans

Defined contribution plans are post-employment benefit plans under which the Group pays fixed contributions into separate entities such as the Central Provident Fund on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid.

(b)	Defined benefit plans

Defined benefit plans are post-employment benefit that an employee will receive on or after retirement and are plans other than defined contribution plans. Defined benefits plans define the amount of benefits usually dependent on one or more factors such as age, years of service or compensation.

The liability recognized in the balance sheet in respect of a defined benefit plan is the present value of the defined benefit obligation at the balance sheet date less the fair value of plan assets, together with adjustments for unrecognized past service costs. The defined benefit obligation is

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.23	Employee compensation (continued)

(b)	Defined benefit plans (continued)

calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using market yields of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and have tenures approximating to that of the related post - employment benefit obligations.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in other comprehensive income in the period when they arise.

Past-service costs are recognized immediately in profit or loss.

UTAC (Taiwan) Corporation

Certain full time regular employees of the Company’s subsidiary, UTAC (Taiwan) Corporation, are covered under a defined benefit plan. The Plan is non-contributory on the part of employees and UTAC (Taiwan) Corporation makes monthly contribution of an amount equal to 2% of the total monthly wages to the pension fund deposited with the Central Trust of China. Pension benefits will be paid by UTAC (Taiwan) Corporation to its employees and are computed based on their service years (two points per year for the first 15 service years and one point per year for each service year thereafter). Each employee is limited to 45 points.

UTAC Thai Limited

All employees of the Company’s subsidiary, UTAC Thai Limited, are eligible to receive benefits upon their retirement under the Special Retirement Compensation Plan (“SRCP”). The SRCP is non-contributory on the part of employees. Pension benefits will be paid by UTAC Thai Limited to its employees and are computed based on 20% of monthly basic salary multiply by the numbers of years in service.

PT UTAC Manufacturing Services Indonesia

The Company’s subsidiary, PT UTAC Manufacturing Services Indonesia, has a pension plan covering its qualified permanent employees, which is managed and administered by PT Asuransi Jiwa Manulife Indonesia. PT UTAC Manufacturing Services Indonesia contributes based on a certain percentage of the employees’ basis salary.

In accordance with Indonesia labor regulations, PT UTAC Manufacturing Services Indonesia is required to provide certain post-employment benefits to its employees when their employment is terminated or when they retire. These benefits are primarily based on years of service and the employees’ compensation at termination or retirement.

The contributions made to the pension plan count towards the post-employment benefits obligation under the labor regulations.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.23	Employee compensation (continued)

(c)	Other long term benefits

The measurement of other long term benefits follows that of post-employment defined benefits except that all actuarial gains and losses on other long term employee benefits are recognized immediately in profit or loss.

UTAC Thai Limited

All employees of UTAC Thai Limited are eligible to receive benefits under the long service award plan. The service award payable is determined by the length of the employee’s service period.

PT UTAC Manufacturing Services Indonesia

PT UTAC Manufacturing Services Indonesia provides long service award for its employees who have worked for the Company based on years of service. The benefits become payable on specified anniversary dates.

(d)	Share-based compensation

The Company’s immediate and ultimate holding corporation, Global A&T Holdings, operates equity-settled share-based compensation plans. The fair value of the services received from the employees of the Group in exchange for the grant of options is recognized as an expense with a corresponding increase in the share options reserve over the vesting period. The total amount to be recognized over the vesting period is determined by reference to the fair value of the options granted on the date of grant. Non-market vesting conditions are included in the estimation of the number of shares under options that are expected to become exercisable on the vesting date.

(e)	Termination benefits

Termination benefits are those benefits which are payable when employment is terminated before the normal retirement date, or whenever an employee accepts voluntary redundancy in exchange for these benefits. The Group recognizes termination benefits when it is demonstrably committed to either: terminating the employment of current employees according to a detailed formal plan without possibility of withdrawal; or providing termination benefits as a result of an offer made to encourage voluntary redundancy. In the case of an offer made to encourage voluntary redundancy, the termination benefits are measured based on the number of employees expected to accept the offer. Benefits falling due more than 12 months after the end of the reporting period are discounted to their present value.

2.24	Currency translation

(a)	Functional and presentation currency

Items included in the financial statements of each entity in the Group are measured using the currency of the primary economic environment in which the entity operates (‘functional currency’). The financial statements are presented in United States Dollars, which is the functional currency of the Company.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.24	Currency translation (continued)

(b)	Transactions and balances

Transactions in a currency other than the functional currency (“foreign currency”) are translated into the functional currency using the exchange rates at the dates of the transactions. Currency translation differences from the settlement of such transactions and from the translation of monetary assets and liabilities denominated in foreign currencies at the closing rates at the balance sheet date are recognized in profit or loss.

Changes in the fair value of monetary securities denominated in foreign currencies classified as available-for-sale are analyzed into currency translation differences on the amortized cost of the securities, and other changes in the carrying amount of the security. Currency translation differences on the amortized cost are recognized in profit or loss, and other changes are recognized in other comprehensive income.

Non-monetary items measured at fair values in foreign currencies are translated using the exchange rates at the date when the fair values are determined.

(c)	Translation of Group entities’ financial statements

The results and financial position of all the Group entities (none of which has the currency of a hyperinflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

(i)	Assets and liabilities are translated at the closing exchange rates at the reporting date;

(ii)

Income and expenses are translated at average exchange rate (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated using the exchange rates at the dates of the transactions); and

(iii)

All resulting currency translation differences are recognized in other comprehensive income and accumulated in the currency translation reserve. These currency translation differences are reclassified to profit or loss on disposal or partial disposal of the entity giving rise to such reserve.

Goodwill and fair value adjustments arising on the acquisition of foreign operations on or after January 1, 2005 are treated as assets and liabilities of the foreign operations and translated at the closing rates at the reporting date.

2.25	Government grants

Grants from the government are recognized as a receivable at their fair value when, there is reasonable assurance that the grant will be received and the Group will comply with all the attached conditions. Government grants receivable are recognized as income over the periods necessary to match them with the related costs which they are intended to compensate, on a systematic basis. Government grants relating to expenses are shown separately as other income. Government grants relating to assets are included in non-current liabilities as deferred income and are recognized in profit or loss on a straight-line basis over the expected useful lives of the related assets.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

2.	Significant accounting policies (continued)

2.26	Segment reporting

Operating segments are reported in a manner consistent with the internal reporting provided to the executive committee whose members are responsible for allocating resources and assessing performance of the operating segments.

2.27	Cash and cash equivalents

Cash and cash equivalents include cash on hand and bank deposits which are subject to an insignificant risk of change in value, and with original maturities of three months or less.

2.28	Share capital

Ordinary shares are classified as equity. Incremental costs directly attributable to the issuance of new ordinary shares are deducted against the share capital account.

2.29	Non-current assets (or disposal groups) held-for-sale

Non-current assets (or disposal groups) are classified as assets held-for-sale and carried at the lower of carrying amount and fair value less costs to sell if their carrying amount is recovered principally through a sale transaction and a sale is considered highly probable rather than through continuing use. The assets are not depreciated or amortized while they are classified as held-for-sale. Any impairment loss on initial classification and subsequent measurement is recognized as an expense in profit or loss. Any subsequent increase in fair value less costs to sell (not exceeding the accumulated impairment loss that has been previously recognized) is recognized in profit or loss.

3.	Critical accounting estimates, assumptions and judgments

Estimates, assumptions and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

(a)	Impairment of goodwill

For the purpose of impairment testing of goodwill, goodwill is allocated to each of the Group’s cash-generating-units (“CGU”), Assembly and Test, which are expected to benefit from synergies arising from the business combination. The recoverable amounts of the Group’s CGU are determined based on value-in-use calculations. These calculations require the use of estimates (Note 21).

If management’s estimated gross margin is lowered by 1% in each of the forecasted years holding all else constant, the recoverable amount of the Assembly and Test CGU would be reduced by approximately US$83,213,000, US$53,572,000 and US$48,177,000, and US$47,525,000, US$26,160,000 and US$32,356,000 for the financial years ended December 31, 2012, 2013 and 2014 respectively. The carrying amount of goodwill would not be impaired.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

3.	Critical accounting estimates, assumptions and judgments (continued)

(a)	Impairment of goodwill (continued)

If management’s estimated pre-tax discount rate applied to the discounted cash flows for all the CGU is raised by 1% holding all else constant, the recoverable amount of the Assembly and Test CGU would be reduced by approximately US$114,110,000, US$86,780,000 and US$96,284,000, and US$118,558,000, US$95,708,000 and US$163,459,000 for the financial years ended December 31, 2012, 2013 and 2014 respectively. The carrying amount of goodwill would not be impaired.

(b)	Gain on bargain purchase from business combination

On June 2, 2014, the Group completed the acquisition of 100% equity interests in Panasonic Automotive & Industrial Systems Semiconductor Singapore Pte. Ltd. (now known as UTAC Manufacturing Services Singapore Pte. Ltd.) and Panasonic Industrial Devices Semiconductor (M) Sdn Bhd (now known as UTAC Manufacturing Services Malaysia Sdn Bhd), and 99.98% equity interest in PT. Panasonic Industrial Devices Indonesia (now known as PT UTAC Manufacturing Services Indonesia), for a consideration of US$96,500,000. As the fair value of consideration of US$83,631,000 (Note 38(a)) is less than the fair value of identifiable net assets of the subsidiaries acquired of US$125,062,000, a gain on bargain purchase of US$41,431,000 have been recognized. Details are included in Note 38.

External consultants are typically engaged to assist in the fair value determination of identifiable intangible assets and other significant assets or liabilities. The allocation process of the consideration transferred involved uncertainty as management is required to make assumptions and apply judgment to estimates of the fair value of the acquired asset and liabilities, including highest and best use of assets. Quoted market prices and widely accepted valuation techniques, including discounted cash flows and market multiple analyses are used to estimate the fair market value of the assets and liabilities and depreciated replacement costs are used for the valuation of tangible assets. These estimates include assumptions on inputs within the discounted cash flow calculations related to forecasted revenues, cash flows, asset useful lives, industry economic factors and business strategies.

Before recognizing a gain on a bargain purchase, the Group reassesses whether it has correctly identified all the assets acquired and liabilities assumed and recognizes any additional assets or liabilities identified in that review. The Group then reviews the procedures used to measure the amounts IFRS requires to be recognized for the excess of (i) consideration transferred and (ii) the fair value of net identifiable assets acquired.

(c)	Impairment of property, plant and equipment

Property, plant and equipment are tested for impairment whenever there is any objective evidence or indication that these assets may be impaired.

Impairment charges of US$870,000, US$1,664,000 and US$8,159,000 was recognized on certain plant and machinery for the financial years ended December 31, 2012, 2013 and 2014 respectively. The impairment charge recognized for these assets was due to events and circumstances that indicate that the carrying amount would exceed the recoverable amount. The recoverable amount of these plant and machinery has been determined based on fair value less cost to sell.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

3.	Critical accounting estimates, assumptions and judgments (continued)

(c)	Impairment of property, plant and equipment (continued)

Fair value was determined by reference to quotations from third party vendors for these assets.

(d)	Uncertain tax positions

The Group is subject to various taxes in numerous jurisdictions in which it operates. These include taxes on income, property, goods and services, and other taxes. In determining the tax liabilities, management is required to estimate their tax payable position based on deductibility of certain expenses and exemptions of certain taxable income due to tax incentives granted in respective tax jurisdictions. The Group submits tax returns and claims with the appropriate government taxing authorities, which are subject to examination and agreement by those taxing authorities. The Group regularly reassesses the likelihood of adverse outcomes resulting from these examinations to determine adequacy of provision for taxes. The Group has open income tax assessments at the reporting date. As management believes that the income tax positions are sustainable, the Group has not recognized any additional tax liability on these uncertain tax positions.

4.	Sales

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Services rendered:
- Test	293,352	246,939	291,989
- Assembly	636,747	501,457	568,279

	930,099	748,396	860,268

5.	Other income

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Interest income	1,470	1,026	1,103
Government grant income
- Amortization of deferred income	62	—	—
- Other grant received	535	349	184
Dividend income	42	35	107
Sales of scrap	3,756	3,306	4,149
Rental income	1,216	623	455
Service tooling income	936	833	1,411
Other	528	1,501	1,069

	8,545	7,673	8,478

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

6.	Other (losses)/gains - net

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Net fair value gains on derivative financial instruments	558	—	—
Currency translation (losses)/gains - net	(1,317)	1,152	(1,840)
Net gain on disposal of property, plant and equipment	1,478	2,609	37,790
Gain on bargain purchase (Note 38(c))	—	—	41,431
Loss on liquidation of subsidiaries	(285)	—	—
Write-off of overpayment by customers	—	220	—
Impairment loss on available-for-sale financial assets	(1,767)	—	—
Loss on settlement of redemption liability (Note 26)	—	(323)	—
Gain on extinguishment of borrowings, net of expenses (Note 24(b))	—	21,073	—
Write back of unclaimed monies from the previous shareholders of a subsidiary	—	4,846	—
Other	—	34	558

	(1,333)	29,611	77,939

7.	(Loss)/profit before income tax

The following items have been included in arriving at (loss)/profit before income tax:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Charging:
Depreciation of property, plant and equipment (Note 20)	162,884	151,734	149,901
Impairment loss of property, plant and equipment (Note 20)	870	1,664	8,159
Amortization of intangible assets (Note 22(e))	16,700	16,408	16,556
Cost of inventories recognized as an expense included in ‘cost of sales’	261,543	186,078	206,532
Rental on operating leases	18,853	7,738	7,541
Employee compensation (Note 8)	236,804	198,476	238,728
Property, plant and equipment written off	42	252	429
Impairment loss on trade receivables - non-related parties	508	264	28
Write-off of expenditure on initial public offering	2,174	—	—
Provision for legal claims (Note 27)	2,250	—	—
Cash flow hedge, reclassified from hedging reserve (Note 31(b)(i))	3,484	409	1,148
Technical and systems support services fee	—	—	5,718
Intangible assets written off	—	113	—

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

8.	Employee compensation

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Wages and salaries	216,394	178,296	216,374
Employer’s contribution to defined contribution plans including Central Provident Fund	12,518	11,630	16,267
Post employment benefits under defined benefit pension plans (Note 29(d))	1,409	1,492	1,873
Long service award	314	363	221
Termination benefits	6,169	6,695	3,993

	236,804	198,476	238,728

9.	Finance expenses

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Interest expenses
- Bank borrowings	78,912	45,151	—
- 10% Senior Secured Notes due in 2019	—	72,277	117,348
- Loan payable to a non-related party	414	307	—
- Finance lease liabilities	61	35	134
- Accretion expense on deferred consideration (Note 38(f))	—	—	2,525
- Others	185	59	130

	79,572	117,829	120,137
Revolving credit facility fees (Note 24(b))	—	2,826	3,154
Banker’s guarantee fee	—	—	1,955

	79,572	120,655	125,246

10.	Income taxes

(a)	Income tax expense

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Tax expense attributable to profit is made up of:
Current income tax
- Singapore	136	1,187	1,260
- Foreign	15,656	8,309	14,435
Deferred income tax (Note 28)	(1,700)	(6,756)	(2,768)

	14,092	2,740	12,927
Under/(over) provision in prior financial years
- Current income tax	12	(277)	(118)
- Deferred income tax (Note 28)	(411)	—	—

	13,693	2,463	12,809

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

10.	Income taxes (continued)

(a)	Income tax expense (continued)

Tax incentives

In Taiwan, the Company’s subsidiary, UTAC (Taiwan) Corporation (“UTC”), as a profit-seeking enterprise incorporated in Hsinchu Science park, Taiwan, is entitled to certain tax benefits pursuant to the Act for the Establishment and Administration of Science Parks and qualifies as an entity conferred with certain tax incentives under Article 6 of the Statue of Upgrading Industries. The tax incentives include tax credits of up to 35% for certain research and development and employee training expenses (and, if the amount of expenditure exceeds the average amount of expenditure for the preceding two years, 50% of the excess amount may be credited against tax payable) and from 5% to 20% for certain investments in automated equipment and technology. These tax credits must be utilized within five years from the fiscal year in which they arise.

Since the Income Basic Tax Act was amended in 2012, most of the tax incentives UTC enjoys have been reduced to the extent of the alternative minimum income tax, which is 12% of the amount otherwise exempted from business income tax. In determining the income tax payable by a profit-seeking enterprise under Taiwan law, the regular income tax, i.e., the traditional income tax payable under the Income Tax Act (after subtraction of investment tax credits), is compared to the Basic Tax calculated under the new law. The Basic Tax is calculated by deducting NT$500,000 from the Basic Income (which is taxable income plus tax-exempt income), and multiplying the difference by a tax rate of 12%, which is adjustable to 15% depending on economic conditions.

The Statute of Upgrading Industries was replaced by the Statute of Industrial Innovation which allows UTC to enjoy tax credits on research and development only. The Statute of Industrial Innovation revised research and development tax incentives allows UTC to claim a credit for 15% of its research and development expenditures to offset up to 30% of its income tax in the current year. The tax credits cannot be carried forward and any unused tax credits will be forfeited. This tax incentive applies for a period of 10 years, and is retrospectively effective from January 1, 2010 until December 31, 2019.

In Thailand, the Company’s subsidiary, UTAC Thai Limited (“UTL”) has been granted certain tax exemptions for the assembly and testing of semiconductors and components, including (i) exemption from payment of import duty on machinery approved by the Board of Investment of Thailand (“BOI”); (ii) exemption from payment of income tax for certain operations for a certain periods; and (iii) exemption from payment of import duty on raw or essential materials used in the manufacturing of export products for a certain period.

As a BOI promoted company, UTL must comply with certain conditions and restrictions provided for in the investment promotion certificates issued by the BOI.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

10.	Income taxes (continued)

(a)	Income tax expense (continued)

Tax incentives (continued)

The tax expense on (loss)/profit differs from the amount that would arise using the standard rate of income tax as explained below:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
(Loss)/profit before income tax	(31,700)	(76,460)	9,405

Tax calculated at Singapore statutory income tax rate of 17%	(5,389)	(12,998)	1,599
Effects of:
- Different tax rates in other countries	6,161	3,063	450
- Expenses not deductible for tax purposes	15,187	24,445	25,561
- Income not subjected to tax	(416)	(4,487)	(10,626)
- Tax incentives	(3,125)	(9,028)	(8,967)
- Additional 10% tax on undistributed earnings in Taiwan	2,418	573	1,779
- Utilization of previously unrecognized tax benefits	(3,132)	(2,729)	(2,935)
- Unrecognized tax benefits	2,409	3,922	6,086
- Singapore statutory stepped income exemption	(21)	(21)	(20)

Tax charge	14,092	2,740	12,927

(b)	Movements in current income tax liabilities

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	15,719	13,145	4,976
Income tax paid	(17,768)	(16,815)	(10,394)
Tax expense	15,792	9,496	15,695
Under/(over) provision in prior financial years	12	(277)	(118)
Currency translation differences	(610)	(573)	(35)

End of financial year	13,145	4,976	10,124

11.	Loss per share

(a)	Basic loss per share

Basic loss per share is calculated by dividing the net loss attributable to equity holder of the Company by the weighted average number of ordinary shares outstanding during the financial year.

	Group
	2012	2013	2014
Net loss attributable to equity holder of the Company (US$’000)	(47,109)	(80,250)	(5,015)
Weighted average number of ordinary shares outstanding for basic loss per share (’000)	800,000	800,000	800,000

Basic loss per share (US$ per share)	(0.06)	(0.10)	(0.01)

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

11.	Loss per share (continued)

(b)	Diluted earnings per share

For the purpose of calculating diluted loss per share, loss attributable to equity holder of the Company and the weighted average number of ordinary shares outstanding are adjusted for the effects of all dilutive potential ordinary shares.

There is no difference between basic loss per share and diluted loss per share as the Company has no dilutive potential ordinary shares.

12.	Cash and bank deposits

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Cash at bank and on hand	175,453	135,535	228,947
Short-term bank deposits	16,000	82,320	72,209
Short-term investments	9,766	—	—

	201,219	217,855	301,156

For the purpose of presenting the consolidated statement of cash flows, cash and cash equivalents comprise the following:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Cash and bank balances (as above)	201,219	217,855	301,156
Less: Restricted cash	—	(49)	(8,173)

Cash and cash equivalents as per consolidated statement of cash flows	201,219	217,806	292,983

The restricted cash relates to cash balances that are maintained in specified bank accounts arising from the Group’s banking facility arrangement (Note 38(f)) or other regulatory requirements, and are not available for general use by the Group.

13.	Derivative financial instruments

	Contract/ notional amount	Group
		Fair values
		Assets	Liabilities
	US$’000	US$’000	US$’000
2012
Hedging instruments
- Currency forward contracts	147,098	1,462	(1)
- Gold forward contracts	37,538	138	(1,116)

Total current		1,600	(1,117)

2013
Hedging instruments
- Currency forward contracts	84,828	217	(1,000)
- Gold forward contracts	766	—	(34)

Total current		217	(1,034)

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

13.	Derivative financial instruments (continued)

There were no derivative financial instruments held by the Group as at December 31, 2014.

Currency and gold forward contracts are entered to hedge highly probable forecast transactions expected to occur at various dates within 12 months from the balance sheet date. The currency and gold forward contracts have maturity dates that coincide with the expected occurrence of these transactions. Gains or losses recognized in the hedging reserve prior to the occurrence of these transactions are reclassified to profit or loss (Note 7) in the period or periods during which the hedged forecast transaction affects profit or loss. This is generally within 12 months from the balance sheet date.

14.	Trade and other receivables

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Trade receivables - non-related parties	132,366	97,936	122,902
Less: Allowance for impairment of receivables - non-related parties	(620)	(402)	(76)

	131,746	97,534	122,826
Non-trade receivables - non-related parties	6,610	9,213	7,926

	138,356	106,747	130,752

15.	Inventories

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Raw materials	34,622	28,373	40,158
Work-in-progress	6,441	4,930	7,623
Finished goods	2,440	245	218

	43,503	33,548	47,999

16.	Other assets

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Current
Prepayments	6,979	5,126	6,604
Deposits	5,328	4,815	2,320
Others	160	427	268

	12,467	10,368	9,192

Non-current
Prepayments	7,185	9,330	10,781
Others	764	478	547

	7,949	9,808	11,328

Total other assets	20,416	20,176	20,520

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

17.	Non-current assets held-for-sale

The Group has classified certain plant and machinery with low or no utilization as assets held-for-sale following the approval by management on September 24, 2014 to sell those plant and machinery. The assets held-for-sale are carried at the lower of carrying amount and fair value less costs to sell, as their carrying amount is to be recovered principally through a sale transaction rather than through continuing use. The sale transaction is expected to be completed by September 2015.

Details of assets in non-current assets classified as held-for-sale are as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Property, plant and equipment (Note 20)	—	—	3,271

18.	Available-for-sale financial assets

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	3,758	1,323	1,383
Additions	—	60	96
Impairment loss (Note 6)	(1,767)	—	—
Distributions	(668)	—	(459)

End of financial year	1,323	1,383	1,020

At the balance sheet date, available-for-sale financial assets are analyzed as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Non-current
Quoted equity securities:
- United States of America	—	60	156

Non-quoted equity securities:
- Taiwan	1,321	1,321	862
- United States of America	2	2	2

	1,323	1,383	1,020

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

19.	Investment in associated company

On May 14, 2014, the Group entered into a sales and purchase agreement to dispose its entire 19.9% interest in its associated company for consideration of US$1.

The movement and carrying amount of investment in associated company as below:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	3,725	4,457	—
Share of profit/(loss)	732	(4,457)	—

End of financial year	4,457	—	—

Details of the associated company are provided in Note 41(b). The associated company is not considered to be material to the Group and therefore no further disclosure relating to the summarized financial information of the associated company is made.

The Group has not recognized its share of losses in the associated company amounting to US$964,000 and US$774,000 for the financial years ended December 31, 2013 and 2014 prior to the above-mentioned disposal because the Group’s cumulative share of losses exceeds its interest in that entity and the Group has no obligation in respect of those losses.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

20.	Property, plant and equipment

	Freehold land	Freehold buildings and improvements	Leasehold land, buildings and improvements	Plant and machinery	Furniture, fittings, office equipment and canteen equipment	Computer equipment	Motor vehicles	Capital work-in- progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2012
Cost
Beginning of financial year	11,792	47,904	151,107	1,051,283	5,354	7,950	2,053	45,429	1,322,872
Additions	—	5	1,131	16,566	248	272	580	52,057	70,859
Transfer in/(out)	—	4,393	1,009	84,316	7	705	—	(90,430)	—
Disposals	—	(158)	(170)	(25,452)	(35)	(235)	(697)	—	(26,747)
Write-off	—	—	—	(6,084)	—	(1)	—	—	(6,085)

End of financial year	11,792	52,144	153,077	1,120,629	5,574	8,691	1,936	7,056	1,360,899

Accumulated depreciation and accumulated impairment losses
Beginning of financial year	—	14,202	48,236	499,228	2,650	5,125	898	—	570,339
Depreciation charge	—	4,599	13,520	142,018	787	1,657	303	—	162,884
Disposals	—	(142)	(150)	(22,075)	(31)	(223)	(492)	—	(23,113)
Write-off	—	—	—	(6,043)	—	—	—	—	(6,043)
Impairment losses	—	—	—	870	—	—	—	—	870

End of financial year	—	18,659	61,606	613,998	3,406	6,559	709	—	704,937

Net book value
End of financial year	11,792	33,485	91,471	506,631	2,168	2,132	1,227	7,056	655,962

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

20.	Property, plant and equipment (continued)

	Freehold land	Freehold buildings and improvements	Leasehold land, buildings and improvements	Plant and machinery	Furniture, fittings, office equipment and canteen equipment	Computer equipment	Motor vehicles	Capital work-in- progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2013
Cost
Beginning of financial year	11,792	52,144	153,077	1,120,629	5,574	8,691	1,936	7,056	1,360,899
Additions	—	308	260	—	85	349	108	48,275	49,385
Transfer in/(out)	—	659	13	44,437	21	568	—	(45,698)	—
Disposals	—	(12)	(21,987)	(37,625)	(309)	(1,212)	(343)	(32)	(61,520)
Write-off	—	—	—	(7,204)	—	(3)	—	—	(7,207)

End of financial year	11,792	53,099	131,363	1,120,237	5,371	8,393	1,701	9,601	1,341,557

Accumulated depreciation and accumulated impairment losses
Beginning of financial year	—	18,659	61,606	613,998	3,406	6,559	709	—	704,937
Depreciation charge	—	4,275	13,154	131,853	661	1,482	309	—	151,734
Disposals	—	(12)	(8,962)	(35,392)	(274)	(1,130)	(210)	—	(45,980)
Write-off	—	—	—	(6,951)	—	(4)	—	—	(6,955)
Impairment losses	—	—	—	1,664	—	—	—	—	1,664

End of financial year	—	22,922	65,798	705,172	3,793	6,907	808	—	805,400

Net book value
End of financial year	11,792	30,177	65,565	415,065	1,578	1,486	893	9,601	536,157

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

20.	Property, plant and equipment (continued)

	Freehold land	Freehold buildings and improvements	Leasehold land, buildings and improvements	Plant and machinery	Furniture, fittings, office equipment and canteen equipment	Computer equipment	Motor vehicles	Capital work-in- progress	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2014
Cost
Beginning of financial year	11,792	53,099	131,363	1,120,237	5,371	8,393	1,701	9,601	1,341,557
Acquisition of subsidiaries (Note 38(c))	18,725	3,050	39,725	37,876	1,383	—	25	435	101,219
Additions	32	—	7,779	88,869	659	645	492	47,479	145,955
Transfer in/(out)	326	68	4,626	19,071	41	539	—	(24,671)	—
Disposals	—	—	(33,020)	(57,787)	(468)	(292)	(745)	(79)	(92,391)
Write-off	—	—	(5,836)	(42)	(268)	(8)	—	—	(6,154)
Reclassified to non-current assets held-for-sale	—	—	(39)	(26,448)	—	—	—	—	(26,487)

End of financial year	30,875	56,217	144,598	1,181,776	6,718	9,277	1,473	32,765	1,463,699

Accumulated depreciation and accumulated impairment losses
Beginning of financial year	—	22,922	65,798	705,172	3,793	6,907	808	—	805,400
Depreciation charge	19	5,011	13,450	128,734	977	1,431	279	—	149,901
Disposals	—	—	(13,176)	(43,748)	(414)	(288)	(541)	—	(58,167)
Write-off	—	—	(5,450)	(23)	(244)	(8)	—	—	(5,725)
Impairment losses	—	—	6	8,153	—	—	—	—	8,159
Reclassified to non-current assets held-for-sale	—	—	(33)	(23,183)	—	—	—	—	(23,216)

End of financial year	19	27,933	60,595	775,105	4,112	8,042	546	—	876,352

Net book value
End of financial year	30,856	28,284	84,003	406,671	2,606	1,235	927	32,765	587,347

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

20.	Property, plant and equipment (continued)

(a)	The carrying amount of plant and machinery held under finance leases are US$1,160,000, US$743,000 and US$6,499,000 for the financial years ended December 31, 2012, 2013 and 2014.

(b)

Included within additions in the consolidated financial statements are plant and machinery acquired under finance leases amounting to US$449,000, US$83,000 and US$416,000 for the financial years ended December 31, 2012, 2013 and 2014.

(c)

The Group recognized impairment losses of US$870,000, US$1,664,000 and US$8,159,000 for the financial years ended December 31, 2012, 2013 and 2014, mainly relating to the write down of obsolete and idle plant and machinery. The carrying amounts of the plant and machinery were reduced to their recoverable amounts based on fair value less cost to sell.

21.	Goodwill

Goodwill arising on consolidation

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning and end of financial year	643,405	643,405	643,405

Impairment testing of goodwill

Management reviews the business performance of the assembly and test services segment, and goodwill is monitored by the management at the operating segment level.

Goodwill is allocated to the Group’s cash-generating units (“CGU”) that are expected to benefit from the synergies of the business combination.

A segment-level summary of the goodwill allocation is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Test	348,220	348,220	348,220
Assembly	295,185	295,185	295,185

	643,405	643,405	643,405

The recoverable amount of a CGU was determined based on value-in-use. The value-in-use calculations use cash flow projections based on financial forecasts approved by management covering a five-year period. Cash flows beyond the five-year period were extrapolated using the estimates growth rates stated below. The growth rate did not exceed the long-term average growth rate for the businesses in which the CGU operates.

Management have determined the forecasted revenues and gross margins based on past performance and its expectation of market development. Average growth rates used are consistent with forecasts included in industry reports. The discount rates used were pre-tax.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

21.	Goodwill (continued)

Impairment testing of goodwill (continued)

The table below summarizes the key assumptions determined by management in the value-in-use calculations:

	2012
	Test	Assembly
Discount rate*	9.0%	10.2%
Gross margin^	42.2% - 50.7%	23.9% - 25.8%
Terminal growth rates#	2.0%	3.0%

	2013
	Test	Assembly
Discount rate*	8.9%	10.1%
Gross margin^	43.9% - 51.4%	24.4% - 25.4%
Terminal growth rates#	1.0%	2.0%

	2014
	Test	Assembly
Discount rate*	7.2%	8.1%
Gross margin^	43.8% - 50.7%	24.0% - 26.1%
Terminal growth rates#	1.0%	1.0%

*	Pre-tax discount rate applied to pre-tax cash flow projections.

^	Gross margin disclosed excludes depreciation and amortization expenses.

#	Weighted average growth rate used to extrapolate cash flows beyond the fifth year.

As the recoverable amounts of the CGU are higher than the carrying amounts, no impairment loss is recognized for the financial years ended December 31, 2012, 2013 and 2014.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

22.	Intangible assets

	Patents and licenses	Computer software licenses and development costs	Customer relationships	Favorable leasehold interest	Total
	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2012
Beginning of financial year	18,450	6,435	72,641	—	97,526
Additions	—	820	—	—	820
Amortization	(2,781)	(2,187)	(11,732)	—	(16,700)

End of financial year	15,669	5,068	60,909	—	81,646

2013
Beginning of financial year	15,669	5,068	60,909	—	81,646
Additions	—	215	—	—	215
Amortization	(2,793)	(1,873)	(11,742)	—	(16,408)
Write-off	—	(113)	—	—	(113)

End of financial year	12,876	3,297	49,167	—	65,340

2014
Beginning of financial year	12,876	3,297	49,167	—	65,340
Acquisition of subsidiaries (Note 38(c))	—	—	—	8,195	8,195
Additions	—	327	—	—	327
Amortization	(2,793)	(1,453)	(11,742)	(568)	(16,556)

End of financial year	10,083	2,171	37,425	7,627	57,306

(a)	Patents and licenses

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	18,450	15,669	12,876
Amortization charge	(2,781)	(2,793)	(2,793)

End of financial year	15,669	12,876	10,083

Cost	28,113	28,113	28,113
Accumulated amortization	(12,444)	(15,237)	(18,030)

Net book value	15,669	12,876	10,083

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

22.	Intangible assets (continued)

(b)	Computer software licenses and development costs

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	6,435	5,068	3,297
Purchase of software licenses	820	215	327
Amortization charge	(2,187)	(1,873)	(1,453)
Write-off	—	(113)	—

End of financial year	5,068	3,297	2,171

Cost	16,673	16,283	16,610
Accumulated amortization	(11,605)	(12,986)	(14,439)

Net book value	5,068	3,297	2,171

(c)	Customer relationships

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	72,641	60,909	49,167
Amortization charge	(11,732)	(11,742)	(11,742)

End of financial year	60,909	49,167	37,425

Cost	117,548	117,548	117,548
Accumulated amortization	(56,639)	(68,381)	(80,123)

Net book value	60,909	49,167	37,425

(d)	Favorable leasehold interest

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	—	—	—
Acquisition of subsidiaries (Note 38(c))	—	—	8,195
Amortization charge	—	—	(568)

End of financial year	—	—	7,627

	—	—
Cost	—	—	8,195
Accumulated amortization	—	—	(568)

Net book value	—	—	7,627

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

22.	Intangible assets (continued)

(e)	Amortization expense included in the consolidated statement of comprehensive income is analyzed as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Cost of sales	2,329	2,261	2,672
Selling, general and administrative expenses	12,669	12,452	11,981
Research and development expenses	1,702	1,695	1,903

Total (Note 7)	16,700	16,408	16,556

23.	Trade and other payables

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Current
Trade payables to non-related parties
- Purchase of property, plant and equipment	16,454	15,465	39,226
- Other purchases	52,044	38,578	54,763

	68,498	54,043	93,989
Other payables - non-related parties	8,850	4,116	13,286
Accrued interest payable	2,639	39,398	46,969
Other accrual for operating expenses	47,476	32,925	50,103
Deferred consideration (Note 38(f))	—	—	10,000
Dividends payable to non-controlling interests	—	—	696
Deposits and advances from customers	1,226	1,731	2,347

	128,689	132,213	217,390

Non-current
Deferred consideration (Note 38(f))	—	—	69,656

Total trade and other payables	128,689	132,213	287,046

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

24.	Borrowings

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Current
Current portion of loan payable to a non-related party	10,445	—	—
Current portion of long-term bank borrowings - secured	6,250	—	—
Finance lease liabilities - secured (Note 25)	338	188	3,826

	17,033	188	3,826

Non-current
Loan payable to a non-related party	1,635	—	—
10% Senior Secured Notes due in 2019	—	1,093,452	1,098,684
Long-term bank borrowings - secured	1,144,930	—	—
Finance lease liabilities - secured (Note 25)	379	222	2,484

	1,146,944	1,093,674	1,101,168

Total borrowings	1,163,977	1,093,862	1,104,994

(a)	Loan payable to a non-related party

At December 31, 2012, the loan payable to a non-related party was unsecured, repayable in eight equal quarterly installments starting from June 1, 2012 and bore interest at 3.5% per annum. This was fully repaid during the financial year ended December 31, 2013, ahead of the original repayment schedule.

(b)	10% Senior Secured Notes due in 2019

On February 7, 2013, a subsidiary of the Company, Global A&T Electronics Ltd (“GATE”) issued US$625,000,000 in aggregate principal amount of 10% Senior Secured Notes due in 2019 (the “notes”) for proceeds of US$607,500,000 after deducting transaction costs of US$17,500,000. The proceeds from the notes were used to prepay an existing carrying amount of US$619,919,000 of bank borrowings. Interest on the notes is payable on February 1 and August 1 of each year, beginning on August 1, 2013. Additionally, subject to the satisfaction of certain requirements, a US$125,000,000 revolving credit facility (the “revolving facility”) has been made available to GATE.

On September 30, 2013, GATE issued additional principal amount of 10% Senior Secured Notes due 2019 (the “additional notes”) in exchange for the outstanding bank borrowings in a private offer to exchange (the “Exchange Offer”) with the lenders, based on an exchange ratio of every US$1,000 of outstanding principal amount for a US$925 principal amount of the additional notes. As a result, the carrying amount of US$523,330,000 in bank borrowings were exchanged for US$502,257,000 of the additional notes.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

24.	Borrowings (continued)

(b)	10% Senior Secured Notes due in 2019 (continued)

The indebtedness under the notes, additional notes and the revolving facility will be secured by, pursuant to various intercreditor arrangements, a first priority charge over specified assets of GATE and certain of its subsidiaries, excluding UTAC (Taiwan) Corporation, UTAC Thai Holdings Limited and UTAC Thai Limited which will provide security upon the completion and satisfaction of certain requirements, as well as over the shares of certain of its subsidiaries, excluding UTAC (Taiwan) Corporation and UTAC Thai Limited whose shares will be pledged as security upon the completion and satisfaction of certain requirements. In addition, GATE and certain of its subsidiaries (excluding UTAC Thai Limited and UTAC Thai Holdings Limited, pending the completion and satisfaction of certain requirements) will jointly and severally guarantee the repayment of the notes, additional notes and the revolving facility.

The fair values of 10% Senior Secured Notes due in 2019 is US$990,935,000 and US$994,128,000 as at December 31, 2013 and 2014. The fair value is determined from the trading market prices of the 10% Senior Secured Notes as of each balance sheet date and is within Level 1 of the fair value hierarchy.

(c)	Long-term bank borrowings - secured

At December 31, 2012, bank borrowing of approximately US$619,655,000 was secured by a first priority charge on the specified assets of GATE and certain of its subsidiaries. In addition, GATE and certain of its subsidiaries (excluding UTAC Shanghai Co. Ltd, UTAC (Dongguan) Ltd and UTAC Chengdu Ltd) jointly and severally guaranteed the repayment of the loan. The loan bore interest at 3.13% per annum above LIBOR, and the effective interest rate on the bank loan ranged from 3.80% to 4.06% per annum.

At December 31, 2012, bank borrowing of approximately US$232,016,000 was secured by a second priority charge on the specified assets of GATE and certain of its subsidiaries. In addition, GATE and certain of its subsidiaries (excluding UTAC Shanghai Co. Ltd, UTAC (Dongguan) Ltd and UTAC Chengdu Ltd) jointly and severally guaranteed the repayment of the loan. The loan bore a fixed interest rate of 11.25% per annum, and the effective interest rate on the bank loan was 11.57% per annum.

At December 31, 2012, bank borrowing of approximately US$299,509,000 was secured by a second priority charge on the specified assets of GATE and certain of its subsidiaries. In addition, GATE and certain of its subsidiaries (excluding UTAC Shanghai Co. Ltd and UTAC (Dongguan) Ltd and UTAC Chengdu Ltd) jointly and severally guaranteed the repayment of the loan. The loan bore interest at 6.25% per annum above LIBOR, and the effective interest rate on the bank loan ranged from 6.47% to 7.06% per annum.

The fair values of non-current fixed interest rate bank borrowings as at December 31, 2012 was US$227,881,000. The fair values were based on cash flows discounted using a rate based on the borrowing rate of 5.03% and are within Level 2 of the fair value hierarchy. The carrying amounts of those remaining non-current bank borrowings and loan payable to non-controlling interests amounting to US$919,164,000 as at December 31, 2012 approximated their fair values at that date as those borrowings were repriced every one to three months.

The Group repaid these long-term borrowings with the proceeds from the issuance of US$625,000,000 in aggregate principal amount of 10% Senior Secured Notes on February 7, 2013, and US$502,257,000 on September 30, 2013 respectively. These long-term bank borrowings were fully repaid and exchanged during the financial year ended December 31, 2013 with the proceeds from the issuance of 10% Senior Secured Notes due in 2019.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

24.	Borrowings (continued)

(d)	Finance lease liabilities - secured

Finance lease liabilities of the Group are secured by the rights to the leased plant and machinery (Note 20(a) and (b)), which will revert to the lessor in the event of default by the Group.

The carrying amounts of the finance lease liabilities approximated their fair values at the December 31, 2012, 2013 and 2014.

(e)	Undrawn and unutilized facilities

The Group has undrawn credit facilities amounting to US$11,078,000, US$10,732,000 and US$11,353,000, and unutilized bank guarantee facilities amounting to US$3,595,000, US$2,035,000 and US$1,928,000 as at December 31, 2012, 2013 and 2014 respectively.

25.	Finance lease liabilities

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Minimum lease payments due:
- Not later than one year	369	207	3,948
- Between two and five years	409	235	2,535

	778	442	6,483
Less: Future finance charges	(61)	(32)	(173)

Present value of finance lease liabilities	717	410	6,310

Analyzed as follows:
- Not later than one year (Note 24)	338	188	3,826
- Between two and five years (Note 24)	379	222	2,484

	717	410	6,310

The liabilities are secured on property, plant and equipment acquired under finance lease contracts (Note 20(a) and (b)).

The Group has leased certain plant and machinery under finance leases. Lease terms range from 1 to 5 years with options to purchase at the end of the lease term. Lease terms do not contain restrictions concerning dividends, additional debts or further leasing and do not provide for contingent rents.

26.	Redemption liability

On March 1, 2011, the Group gained control of UCD Cayman Ltd (“UCD Cayman”) and its wholly owned subsidiary, UTAC Chengdu Ltd (“UCD”), when the Group’s equity interest in UCD Cayman increased from 33.7% to 90.0%.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

26.	Redemption liability (continued)

The holder of the remaining 10.0% equity interest in UCD Cayman had the right to require the Group to purchase all of the 10.0% equity interest in UCD Cayman at a price equal to the higher of (i) 10.0% of the book value of UCD Cayman on March 1, 2011 plus interest of 3.5% per annum calculated from March 1, 2011, or (ii) 10.0% of the book value of UCD Cayman at the time of sale (“Put Option”), during the five year period commencing from the first anniversary of the listing of UTAC Holdings Ltd. (“Option Effective Period”) on the Singapore Stock Exchange Securities Trading Limited (“SGX”). The Group also had the right to require the holder of the remaining 10.0% equity interest in UCD Cayman to sell its 10.0% equity interest in UCD Cayman at the same price during the Option Effective Period (“Call Option”). The Group evaluated the terms of the Put/Call Option and assessed that the Group bore the risk and rewards of the remaining 10.0% equity interest in UCD Cayman. Accordingly, the Group consolidated 100% of the post-acquisition results of UCD Cayman, recognized a redemption liability and did not recognize any non-controlling interests on the acquisition.

In 2013, the Group acquired the remaining 10.0% equity interest in UCD Cayman and recognized a loss amounting to US$323,000 on settlement of the redemption liability (Note 6).

27.	Provision

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Current
Legal claims	2,250	2,000	2,000

The provisions are in respect of certain legal claims brought against the Group as a result of a contractual dispute with another party and past services rendered by the Group. The directors consider that disclosure of further details of these claims could seriously prejudice the Group’s interests in the pending litigation.

Movement in provision for legal claims is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	—	2,250	2,000
Provision made (Note 7)	2,250	—	—
Provision utilized	—	(250)	—

End of financial year	2,250	2,000	2,000

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

28.	Deferred income taxes

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current income tax assets against current income tax liabilities and when the deferred income taxes relate to the same fiscal authority. The amounts, determined after appropriate offsetting, are shown on the balance sheet as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Deferred income tax assets:
- To be recovered within one year	2,505	2,505	444
- To be recovered after one year	—	—	1,764

	2,505	2,505	2,208

Deferred income tax liabilities:
- To be settled within one year	(3,313)	(2,503)	(3,261)
- To be settled after one year	(13,148)	(6,940)	(7,289)

	(16,461)	(9,443)	(10,550)

The movement in the deferred income tax account is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	(15,260)	(13,956)	(6,938)
Acquisition of subsidiaries (Note 38(c))	—	—	(3,722)
Tax credited/(charged) to:
- Profit or loss (Note 10(a))	2,111	6,756	2,768
- Equity	(864)	321	37
Currency translation differences	57	(59)	(487)

End of financial year	(13,956)	(6,938)	(8,342)

Deferred income tax assets are recognized for tax losses and capital allowances carried forward to the extent that realization of the related tax benefits through future taxable profits is probable.

The Group has the following unrecognized tax losses and capital allowances at the balance sheet date:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Tax losses	125,933	124,154	130,288
Capital allowances	97,691	106,673	92,377

The unrecognized tax losses and capital allowances can be carried forward and used to offset against future taxable income subject to meeting certain statutory requirements by those companies with unrecognized tax losses and capital allowances in their respective countries of incorporation.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

28.	Deferred income taxes (continued)

The unrecognized tax losses of US$109,421,000, US$106,333,000 and US$101,999,000 and capital allowances of US$97,961,000, US$106,673,000 and US$92,377,000 for the financial years ended December 31, 2012, 2013 and 2014 of the Group do not have expiry dates.

The remaining unrecognized tax losses expire in the following years:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Tax losses
2013	8,306	—	—
2014	2,208	2,269	—
2017	5,998	6,164	6,093
2018	—	9,388	9,280
2019	—	—	12,916

	16,512	17,821	28,289

No deferred tax benefits in respect of the above tax losses have been recognized in the financial statements of the Group at the balance sheet date as its realization is not probable.

Deferred income tax liabilities of US$122,046,000, US$112,430,000 and US$133,676,000 have not been recognized for the withholding tax and other taxes that would be payable on the unremitted earnings of certain subsidiaries for the financial years ended December 31, 2012, 2013 and 2014. Such amounts are permanently reinvested. These unremitted earnings totaled US$576,443,000, US$516,278,000 and US$627,053,000 as at December 31, 2012, 2013 and 2014.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

28.	Deferred income tax (continued)

The movement in the deferred income tax assets and liabilities (prior to offsetting of balances within the same tax jurisdiction) during the financial year is as follows:

Deferred income tax assets

	Investment allowance	Impairment losses	Post employment benefits	Tax losses	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
2012
Beginning of financial year	1,932	823	2,056	2,617	2,150	9,578
Tax credited/(charged) to:
- Profit or loss	(1,932)	(456)	246	(292)	349	(2,085)
- Equity	—	—	14	—	(923)	(909)
Currency translation differences	—	13	(39)	—	174	148

End of financial year	—	380	2,277	2,325	1,750	6,732

2013
Beginning of financial year	—	380	2,277	2,325	1,750	6,732
Tax credited/(charged) to:
- Profit or loss	—	(145)	(165)	—	(36)	(346)
- Equity	—	—	147	—	108	255
Currency translation differences	—	—	52	—	(111)	(59)

End of financial year	—	235	2,311	2,325	1,711	6,582

2014
Beginning of financial year	—	235	2,311	2,325	1,711	6,582
Acquisition of subsidiaries	4,679	—	—	—	—	4,679
Tax credited/(charged) to:
- Profit or loss	43	383	(101)	(1,015)	(195)	(885)
- Equity	—	—	37	—	—	37
Currency translation differences	—	4	(230)	—	(306)	(532)

End of financial year	4,722	622	2,017	1,310	1,210	9,881

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

28.	Deferred income tax (continued)

Deferred income tax liabilities

	Tax depreciation/ amortization	Other	Total
	US$’000	US$’000	US$’000
Group
2012
Beginning of financial year	(24,345)	(493)	(24,838)
Tax credited/(charged) to:
- Profit or loss	5,210	(1,014)	4,196
- Equity	—	45	45
Currency translation differences	(91)	—	(91)

End of financial year	(19,226)	(1,462)	(20,688)

2013
Beginning of financial year	(19,226)	(1,462)	(20,688)
Tax credited to:
- Profit or loss	7,099	3	7,102
- Equity	—	66	66

End of financial year	(12,127)	(1,393)	(13,520)

2014
Beginning of financial year	(12,127)	(1,393)	(13,520)
Acquisition of subsidiaries	(8,401)	—	(8,401)
Tax credited/(charged) to:
- Profit or loss	3,691	(38)	3,653
- Equity	—	45	45

End of financial year	(16,837)	(1,386)	(18,223)

29.	Long term benefit obligations

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Post-employment benefit obligations	19,761	20,616	21,295
Other long term benefit obligations	1,736	1,225	2,231

	21,497	21,841	23,526

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

29.	Long term benefit obligations (continued)

(a)	The post-employment benefit obligations under defined benefit plans recognized in the balance sheet are as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Present value of funded obligations	21,957	21,545	23,297
Fair value of plan assets	(2,802)	(1,535)	(2,002)

Deficit of funded plans	19,155	20,010	21,295
Present value of unfunded obligations	606	606	—

Liability recognized in the balance sheet	19,761	20,616	21,295

Present value of defined post-employment benefit obligations	22,563	22,151	23,297
Fair value of plan assets	(2,802)	(1,535)	(2,002)

Deficit	19,761	20,616	21,295

The plan assets consist of bank deposits contributed monthly in accordance with local laws and money market investments.

(b)	Movement in the defined post-employment benefit obligation is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	20,985	22,563	22,151
Acquisition of subsidiaries	—	—	736
Current service cost	905	901	1,141
Interest cost	551	632	789
Remeasurements:
- Losses/(gains) from change in demographic assumptions	1,847	54	(13)
- Losses from change in financial assumptions	70	1,515	1,005
- Experiences (gains)/losses	(2,081)	397	(809)
	(164)	1,966	183
Benefits paid	(447)	(2,015)	(1,292)
Currency translation differences	733	(1,896)	(411)

End of financial year	22,563	22,151	23,297

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

29.	Long term benefit obligations (continued)

(c)	Movement in the fair value of plan assets relating to defined post-employment benefit obligations is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Beginning of financial year	(2,604)	(2,802)	(1,535)
Acquisition of subsidiaries	—	—	(583)
Expected return on plan assets	(47)	(41)	(57)
Remeasurements:
- Losses from change in financial assumptions	—	—	5
- Experiences losses/(gains)	22	6	(22)
	22	6	(17)
Contributions paid	(197)	(190)	(161)
Benefits paid	138	1,421	269
Currency translation differences	(114)	71	82

End of financial year	(2,802)	(1,535)	(2,002)

(d)	The amounts recognized in profit or loss relating to post-employment benefit obligations are as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Current service cost	905	901	1,141
Interest cost	551	632	789
Expected return on plan assets	(47)	(41)	(57)

Total included in “Employee compensation” (Note 8)	1,409	1,492	1,873

(e)	The principal actuarial assumptions used for post-employment defined benefit obligations are as follows:

	Group
	2012	2013	2014
Discount rate	1.50% - 3.40%	2.00% - 4.45%	2.00% - 8.00%
Expected return on plan assets	1.50%	0.00%	0.00% - 8.00%
Actual return on plan assets	0.66%	0.00%	0.00% - 7.59%
Future salary increases	4.00% - 6.00%	3.00% - 10.00%	3.00% - 10.00%

30.	Share capital and capital reserve

	Issued ordinary share capital		Capital reserve
	‘000	US$’000	US$’000
Group
2012, 2013 and 2014
Beginning and end of financial year	800,000	510,884	187,116

All issued ordinary shares are fully paid. There is no par value for these ordinary shares.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

30.	Share capital and capital reserve (continued)

(a)	Capital reserve

On July 22, 2011, the Company completed the acquisition of 100% interest in Global A&T Electronics Ltd (“GATE”) and its subsidiaries (the “GATE Group”) from Global A&T Holdings (“GATH”) through a Share Purchase Agreement (the “Agreement”). The acquisition of the GATE Group by the Company has been accounted for as a capital reorganization of the GATE Group.

US$187,116,000 represents the difference in the share capital of the Company and previous share capital of the GATE Group arising from the capital reorganization. The capital reserve is non-distributable.

(b)	Share options

On February 6, 2009, Global A&T Holdings (“GATH”), the Company’s immediate and ultimate holding corporation, adopted a Management Equity Incentive Plan (the “Plan”) for the benefit of key management team members and other executives of the Group. The Plan governs the award of options to purchase ordinary shares of GATH (“Options”), and the award of restricted ordinary shares of GATH to certain eligible persons.

The Plan is administered by GATH’s board of directors or a committee appointed by the board which can determine the eligible participants, the exercise price and vesting date of the Options. Upon termination of an option holder’s employment, all Options that have not become exercisable shall expire and those Options that have become exercisable will expire a certain period of time after the employment is terminated depending on the manner in which the employment is terminated. On August 24, 2010, the GATH Board granted fully vested options exercisable into ordinary shares of GATH to key management personnel and other employees of the Group. There was no share options granted subsequent to August 24, 2010.

The number and exercise price of share options are as follows:

	Group
	Exercise price	Number of options
	US$	’000
2012
Beginning and end of financial year	1.00	1,348

2013
Beginning of financial year	1.00	1,348
Share options expired	1.00	(972)

End of financial year	1.00	376

2014
Beginning of financial year	1.00	376
Share options expired	1.00	(63)

End of financial year	1.00	313

Stock options were valued at their granted date fair value using the Binomial valuation model. Valuations incorporate several variables, including expected term, expected volatility, and a risk-free interest rate.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

30.	Share capital and capital reserve (continued)

(b)	Share options (continued)

The expected term represents the contractual life of the options. The expected volatility input is measured at the standard deviation of statistical analysis of weekly volatility of share prices of comparable publicly listed companies. The risk-free interest rate is based on zero-coupon United States Treasury yields at the date of valuation.

The fair value of the option granted in 2010 was estimated using the Binomial valuation model with the following assumptions:

2010
Expected term of option	7 years
Expected volatility	43.69%
Risk-free interest rate	1.91%

31.	Other reserves

(a)	Composition:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Hedging reserve - cash flow hedge (Note 31(b)(i))	(71)	(1,148)	—
Currency translation reserve (Note 31(b)(ii))	185	188	183
Share option reserve (Note 31(b)(iii))	401	112	93
Long term benefit reserve (Note 31(b)(iv))	(4,113)	(5,888)	(5,994)

	(3,598)	(6,736)	(5,718)

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

31.	Other reserves (continued)

(b)	Movements:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
(i) Hedging reserve - cash flow hedge
Beginning of financial year	(14,729)	(71)	(1,148)
Fair value gains/(losses)	11,323	(1,521)	—
Reclassified to cost of sales	3,484	409	1,148
Less: Non-controlling interests	(149)	35	—

End of financial year	(71)	(1,148)	—

(ii) Currency translation reserve
Beginning of financial year	146	185	188
Net currency translation differences of financial statements of foreign subsidiaries and associated company	39	3	(5)

End of financial year	185	188	183

(iii) Share option reserve
Beginning of financial year	401	401	112
Employee shares option scheme - Share options expired	—	(289)	(19)

End of financial year	401	112	93

(iv) Long term benefit reserve
Beginning of financial year	(3,999)	(4,113)	(5,888)
Remeasurements	(142)	(1,972)	(166)
Tax on remeasurements	14	147	37
Less: Non-controlling interests	14	50	23
	(114)	(1,775)	(106)

End of financial year	(4,113)	(5,888)	(5,994)

32.	Contingent liabilities

The Group is subject to claims and litigations that arise in the normal course of business. The Group accrues liability associated with these claims and litigations when they are probable and reasonably estimated.

(a)	Complaint filed by certain noteholders

A complaint was filed in the Supreme Court of the State of New York, New York County, by certain purported holders of GATE’s Senior Secured Notes due 2019, alleging certain claims in relation to the issuance of the $502.3 million in aggregate principal amount of Senior Secured Notes on September 30, 2013. The claims asserted include alleged breaches of GATE’s intercreditor agreement and indenture, fraudulent inducement and fraud with respect to certain plaintiffs’ purported purchases of the Senior Secured Notes. The plaintiffs seek monetary damages and declaratory relief, including a declaration that the issuance of the Senior Secured Notes on September 30, 2013 caused an event of default under the

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

32.	Contingent liabilities (continued)

(a)	Complaint filed by certain noteholders (continued)

indenture. The Group is of the view that it has substantial defenses to these claims and intends to vigorously defend the plaintiffs’ lawsuit. On May 30, 2014, GATE filed a motion to dismiss the plaintiffs’ complaint. The motion to dismiss was heard by the court on January 13, 2015. The judge will issue her written decision in due course. The Group will inform stakeholders promptly of any updates on the court proceedings.

(b)	Litigation with Tessera

On September 30, 2010, Tessera, Inc. (“Tessera”) filed a complaint against UTAC (Taiwan) Corporation (“UTC”) in the United States District Court of the Northern District of California. The suit relates to a contractual dispute about whether UTC’s patent license agreement with Tessera obligates it to continue paying royalties to Tessera. Tessera’s complaint seeks a judicial determination and declaration that UTC remains contractually obligated to pay royalties to Tessera, an account of unpaid royalties and an award of damages in an amount to be determined at trial, plus interest on damages, costs, disbursements and attorneys’ fees. UTC filed a motion to dismiss the complaint on March 16, 2011. On March 28, 2012, the court granted UTC’s motion to dismiss with leave for Tessera to file an amended complaint by April 19, 2012. Tessera filed an amended complaint on April 19, 2012, and UTC filed its answer on May 17, 2012. UTC, in its answer to the amended complaint, denies Tessera’s claims and asserts counterclaims for declaratory relief relating to the appropriate interpretation of the patent license agreement. After completing discovery, the parties filed competing motions for partial summary judgment concerning the proper interpretation of the license agreement. In an order dated March 31, 2014, the court granted UTC’s motion and denied Tessera’s motion, thereby adopting UTC’s proposed interpretation of the license agreement. As a result, in order to be entitled to royalties under the patent license agreement, Tessera would need to show that one or more of its patents cover UTC’s products. On July 8, 2014, Tessera identified patents that it contends cover UTC’s packages, and the parties are presently in the process of discovery concerning Tessera’s patent claims. On January 30, 2015, the Magistrate Judge issued a ruling denying Tessera’s request for discovery concerning the testing services that UTC provides for packages made by other companies, finding that Tessera’s complaint does not include a claim with respect to such testing services. Tessera filed with the Court an objection to this ruling, and Tessera also filed a motion requesting leave to amend its complaint to add a claim concerning UTC’s testing services. On May 26, 2015, the Court issued an order denying Tessera’s motion for leave to amend its complaint to add a claim concerning UTC’s testing services. In addition, on May 26, 2015, the Court issued an order scheduling the trial of the suit (if a trial is needed) to begin on February 23, 2016. Under the current case management order, the parties will engage in expert discovery until July 17, 2015, followed by the filing of summary judgment motions that will be heard on September 24, 2015. UTC will continue to vigorously defend its interests in this suit. The case is ongoing.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

32.	Contingent liabilities (continued)

(c)	Suit filed by Amkor Technology

On April 4, 2014, Amkor Technology, Inc. (“Amkor”) filed a complaint against GATE and certain of its subsidiaries (the “defendants”) in the Superior Court of Arizona. The suit relates to patent licenses between Amkor and certain of GATE’s subsidiaries. The defendants filed a motion to dismiss Amkor’s complaint on August 12, 2014 and on January 5, 2015, the court dismissed 7 out of the 9 claims made by Amkor in the complaint. On February 13, 2015, Amkor filed an amended complaint in which it reasserted the 2 claims that had not been dismissed and 1 claim that had been dismissed. Amkor’s amended complaint also confirmed that it is not seeking to reassert 6 of the claims that were dismissed, but is reserving a right to appeal the dismissal of those claims. The nature of the remaining 3 claims made by Amkor relate to the payment of royalties by one of GATE’s subsidiaries, a claim against UTAC Hong Kong Limited (“UHK”, a subsidiary of the Company, formerly known as ASAT Ltd.) that certain alleged events triggered a right for Amkor to seek to purchase certain patents belonging to ASAT Ltd. and that ASAT Ltd. allegedly breached the confidentiality provisions of the license, and a claim for breach of an implied covenant of good faith and fair dealing. On March 24, 2015, the defendants filed a motion to dismiss the claims against UHK and the defendants filed an answer to the other claims. The Court has scheduled oral argument on the motion to dismiss for September 18, 2015. The defendants will continue to vigorously defend their interests in this suit. The case is ongoing.

The Group has disclaimed the liabilities. No provision in relation to these claims has been recognized. The Group has received advice from its legal consultants and is of the view that it has substantial defenses to all the above lawsuits and intends to vigorously defend each of them.

33.	Commitments

(a)	Capital commitments

Capital expenditures contracted for at the balance sheet date but not recognized in the financial statements are analyzed as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Property, plant and equipment	8,676	17,431	17,824

(b)	Operating lease commitments - where the Group is a lessee

The Group has two pieces of lands under non-cancellable operating leases for a 30-year period commencing October 1, 1994 and March 1, 1989 respectively with an option to renew the lease for further 30 years at the end of the initial 30-year period subject to the fulfillment of certain conditions.

The Group leases a piece of land and building under a non-cancellable operating lease for a 5-year period commencing November 1, 2012 and has an option to purchase the land and building at the end of the 5-year period.

The Group also leases two buildings and its associated facilities under non-cancellable operating leases commencing January 1, 2008 for 10.7-year and 11.6-year periods respectively and renewable for further 6 months before the end of the respective leases.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

33.	Commitments (continued)

(b)	Operating lease commitments - where the Group is a lessee (continued)

The Group also leases other pieces of lands, several offices and plant and machinery under non-cancellable operating leases. The leases have varying terms and renewal rights.

Lease terms for lands, building, offices and plant and machinery do not contain restrictions concerning dividends, additional debts or further leasing and do not provide for contingent rents. The rental expenses on operating leases charged to profit or loss during the financial year is disclosed in Note 7.

The future minimum lease payables under non-cancellable operating leases contracted for at the balance sheet date but not recognized as liabilities, are as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Not later than one year	7,905	6,083	7,612
Between one and five years	19,027	16,795	20,777
Later than five years	7,353	5,016	4,745

	34,285	27,894	33,134

(c)	Other commitment

As part of the share purchase agreement entered by UTAC Manufacturing Services Limited (“UMS”), a wholly owned subsidiary of the Company (refer to Note 38 Business Combinations), the Group has entered into transitional support services agreement with Panasonic Corporation, the seller, for the use of its technical and systems support services.

The future fee payable under non-cancellable agreement at the balance sheet date but not recognized as liabilities are as follows:

Group
2014
US$’000
Between one and five years	14,282

34.	Financial risk management

The Group’s activities expose it to market risk (including currency risk, interest rate risk and price risk), credit risk and liquidity risk. The Group’s overall risk management program seeks to minimize adverse effects from the unpredictability of financial markets on the Group’s financial performances. The Group uses derivative financial instruments such as foreign exchange contracts and gold par forward contracts to hedge certain financial risk exposures.

The Board of Directors is responsible for setting the objectives and underlying principles of financial risk management for the Group. The management team then establishes policies such as risk identification and measurements, exposure limits and hedging strategies. Financial risk management is carried out by finance personnel.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(a)	Market risk

(i)	Currency risk

The Group operates in Asia with dominant operations in Singapore, Thailand, the People’s Republic of China, Taiwan, Indonesia and Malaysia. Entities in the Group regularly transact in currencies other than the functional currency of the respective entities in the Group, which is United States Dollar (“USD”).

Currency risk arises within entities in the Group when transactions are denominated in foreign currencies, primarily the Singapore Dollar (“SGD”), Thailand Baht (“THB”), Taiwan Dollar (“TWD”), Japanese Yen (“JPY”) and Renminbi (“RMB”).

To manage the currency risk, the Group may enter into currency forwards to hedge primarily against the USD from time to time. The Group Treasury’s risk management policy is to hedge certain percentage of the monthly forecasted foreign currency denominated operating expenses (mainly salaries and utilities), depending on the forward rates negotiated with the respective banks and subject to approval by the Group’s Chief Financial Officer. The Group’s forward contracts qualified as cash flow hedges against highly probable forecasted transactions in foreign currencies.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

The Group’s currency exposure based on the information provided to key management is as follows:

	USD	SGD	THB	TWD	JPY	RMB	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
At December 31, 2012
Financial assets
Cash and bank deposits	149,243	6,787	15,429	1,705	1,842	25,900	313	201,219
Trade and other receivables	126,351	—	2,926	5,142	5	3,331	601	138,356
Deposits	1,640	2,679	—	750	—	259	—	5,328
Available-for-sale financial assets	2	—	—	1,321	—	—	—	1,323

Total financial assets	277,236	9,466	18,355	8,918	1,847	29,490	914	346,226

Financial liabilities
Borrowings	(1,163,260)	(47)	(670)	—	—	—	—	(1,163,977)
Trade and other payables	(80,459)	(16,079)	(10,097)	(5,179)	(878)	(14,345)	(1,652)	(128,689)
Redemption liability	(1,781)	—	—	—	—	—	—	(1,781)

Total financial liabilities	(1,245,500)	(16,126)	(10,767)	(5,179)	(878)	(14,345)	(1,652)	(1,294,447)

Net financial assets/(liabilities)	(968,264)	(6,660)	7,588	3,739	969	15,145	(738)	(948,221)
Less: Net financial liabilities denominated in USD functional currency	968,264	—	—	—	—	—	—	968,264
Add: Highly probable forecast transactions in foreign currencies	—	85,983	105,939	—	—	113,886	—	305,808
Less: Currency forwards		(50,033)	(52,200)	—	—	(44,865)	—	(147,098)

Net currency exposure	—	29,290	61,327	3,739	969	84,166	(738)	178,753

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

	USD	SGD	THB	TWD	JPY	RMB	Other	Total
	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000	US$’000
Group
At December 31, 2013
Financial assets
Cash and bank deposits	153,376	5,689	29,785	6,867	901	20,803	434	217,855
Trade and other receivables	90,157	8	3,783	4,568	6	7,612	613	106,747
Deposits	1,272	2,574	—	719	—	250	—	4,815
Available-for-sale financial assets	63	—	—	1,320	—	—	—	1,383

Total financial assets	244,868	8,271	33,568	13,474	907	28,665	1,047	330,800

Financial liabilities
Borrowings	(1,093,452)	(9)	(401)	—	—	—	—	(1,093,862)
Trade and other payables	(102,268)	(8,563)	(8,889)	(2,884)	(1,797)	(7,056)	(756)	(132,213)

Total financial liabilities	(1,195,720)	(8,572)	(9,290)	(2,884)	(1,797)	(7,056)	(756)	(1,226,075)

Net financial assets/(liabilities)	(950,852)	(301)	24,278	10,590	(890)	21,609	291	(895,275)
Less: Net financial liabilities denominated in USD functional currency	950,852	—	—	—	—	—	—	950,852
Add: Highly probable forecast transactions in foreign currencies	—	89,557	107,866	—	—	91,919	—	289,342
Less: Currency forwards	—	(22,729)	(30,000)	—	—	(32,099)	—	(84,828)

Net currency exposure	—	66,527	102,144	10,590	(890)	81,429	291	260,091

Group
At December 31, 2014
Financial assets
Cash and bank deposits	249,987	14,820	12,138	15,015	582	7,306	1,308	301,156
Trade and other receivables	108,591	134	10,174	2,636	—	6,686	2,531	130,752
Deposits	76	1,180	—	632	—	428	4	2,320
Available-for-sale financial assets	158	—	—	862	—	—	—	1,020

Total financial assets	358,812	16,134	22,312	19,145	582	14,420	3,843	435,248

Financial liabilities
Borrowings	(1,096,101)	—	(6,666)	—	(2,227)	—	—	(1,104,994)
Trade and other payables	(242,383)	(19,974)	(5,573)	(3,611)	(3,875)	(6,401)	(5,229)	(287,046)

Total financial liabilities	(1,338,484)	(19,974)	(12,239)	(3,611)	(6,102)	(6,401)	(5,229)	(1,392,040)

Net financial assets/(liabilities)	(979,672)	(3,840)	10,073	15,534	(5,520)	8,019	(1,386)	(956,792)
Less: Net financial liabilities denominated in USD functional currency	979,672	—	—	—	—	—	—	979,672

Net currency exposure	—	(3,840)	10,073	15,534	(5,520)	8,019	(1,386)	22,880

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(a)	Market risk (continued)

(i)	Currency risk (continued)

If the SGD, THB, TWD, JPY, RMB change against the USD by 2% (2013: 1%, 2012: 2%), 1% (2013: 4%, 2012: 2%), 2% (2013: 1%, 2012: 1%), 6% (2013: 4%, 2012: 3%) and 1% (2013: 1%, 2012: 1%) respectively, with all other variables including tax rate held constant, the effects arising from the net financial asset/liability position will be as follows:

	Group
	Increase/(decrease) in loss after tax
	2012	2013	2014
	US$’000	US$’000	US$’000
SGD against USD
- strengthened	(586)	(665)	64
- weakened	586	665	(64)

THB against USD
- strengthened	(1,073)	(3,575)	(81)
- weakened	1,073	3,575	81

TWD against USD
- strengthened	(31)	(88)	(258)
- weakened	31	88	258

JPY against USD
- strengthened	(29)	36	275
- weakened	29	(36)	(275)

RMB against USD
- strengthened	(842)	(814)	(60)
- weakened	842	814	60

(ii)	Price risk

The Group was exposed to changes in gold prices arising from the gold par forward contracts held by the Group which are classified on the consolidated balance sheets as derivative financial instruments as at December 31, 2012 and 2013. These gold par forward contracts qualified as cash flow hedges against highly probable forecast purchase of gold wires.

If gold prices increased/(decreased) by 4% and 11% for financial years ended December 31, 2012 and 2013, with all other variables being held constant, other comprehensive income would have increased/(decreased) by approximately US$1,336,000 and US$67,000 respectively.

The Group did not hold any gold par forward contracts as at December 31, 2014.

(iii)	Cash flow and fair value interest risks

Cash flow interest rate risk is the risk that the future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Fair value interest rate risk is the risk that the fair value of a financial instrument will fluctuate due to changes in market interest rates. As the Group has no significant interest-bearing assets, the Group’s income is substantially independent of changes in market interest rates. The Group has no exposure to interest rate risk as its interest-bearing liabilities bear fixed interest rate.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(b)	Credit risk

Credit risk refers to the risk that a counter party will default on its contractual obligations resulting in financial loss to the Group. The major classes of financial assets of the Group are cash and bank deposits, trade receivables and derivative financial instruments. For trade receivables, the Group adopts the policy of dealing only with customers of appropriate credit history, and obtaining sufficient collateral where appropriate to mitigate credit risk. For other financial assets, the Group adopts the policy of dealing only with credit worthy institutions to minimize counterparty risk. Derivative financial instruments are placed in bank and financial institutions with good credit rating.

The Group have concentration of credit risk in respect of a few major customers. The trade receivables of the Group comprise 4 debtors as at December 31, 2012, 2013 and 2014 that individually represented 5 - 20% of trade receivables. Management believes that the concentration of credit risk in trade receivables is mitigated substantially by their credit evaluation process, credit policies, credit control, collection procedures and trade credit insurance cover, and also believes that no significant credit risk is inherent in the Group’s trade receivables in the current financial year, which have not already been impaired.

As the Group does not hold any significant collateral, the maximum exposure to credit risk for each class of financial instruments is the carrying amount of that class of financial instruments, presented on the consolidated balance sheets.

The Group’s credit risk exposure on trade receivables are largely from multi-national corporations and other established corporations within the semiconductor industry.

(i)	Financial assets that are neither past due nor impaired

Bank deposits that are neither past due nor impaired are mainly deposits with banks with higher credit-ratings assigned by international credit-rating agencies. Trade receivables that are neither past due nor impaired are substantially companies with a good collection track record with the Group.

(ii)	Financial assets that are past due and/or impaired

There is no other class of financial assets that is past due and/or impaired except for trade receivables.

The age analysis of trade receivables past due but not impaired is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Group
Past due < 3 months	16,954	7,778	8,650
Past due 3 to 6 months	2,202	83	384
Past due over 6 months	1,842	711	532

	20,998	8,572	9,566

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(b)	Credit risk (continued)

(ii)	Financial assets that are past due and/or impaired (continued)

The carrying amount of trade receivables individually determined to be impaired and the movement in the related allowance for impairment are as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Gross amount	620	402	76
Less: Allowance for impairment	(620)	(402)	(76)

	—	—	—

Balance at beginning of financial year	1,332	620	402
Allowance made	508	264	28
Allowance utilized	(1,220)	(482)	(354)

Balance at end of financial year	620	402	76

The impaired trade receivables arise mainly from sales to specific customers which have defaulted payments due to going concern issues. The Group has since ceased sales to these customers.

(c)	Liquidity risk

The Group manages its liquidity risk by maintaining sufficient cash and cash equivalents to enable them to meet their normal operating commitments, including the repayment of interest arising from borrowings.

The table below analyses the Group’s financial liabilities into relevant maturity groupings based on the remaining period from the balance sheet date to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows. Balances due within 12 months equal their carrying balances as the impact of discounting is not significant.

	Less than one year	Between one and two years	Between two and five years
	US$’000	US$’000	US$’000
Group
At December 31, 2012
Gross settled currency forwards
- Receipts	149,144	—	—
- Payments	(147,098)	—	—
Trade and other payables	(128,689)	—	—
Borrowings	(123,940)	(649,176)	(586,894)
Redemption liability	(1,877)	—	—

Total	(252,460)	(649,176)	(586,894)

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(c)	Liquidity risk (continued)

	Less than one year	Between one and two years	Between two and five years	Over five years
	US$’000	US$’000	US$’000	US$’000
At December 31, 2013
Gross settled currency forwards
- Receipts	83,863	—	—	—
- Payments	(84,828)	—	—	—
Trade and other payables	(132,213)	—	—	—
Borrowings	(105,968)	(114,512)	(343,187)	(1,184,872)

Total	(239,146)	(114,512)	(343,187)	(1,184,872)

	Less than one year	Between one and two years	Between two and five years	Over five years
	US$’000	US$’000	US$’000	US$’000
At December 31, 2014
Trade and other payables	(217,390)	(20,000)	(60,000)	—
Borrowings	(118,706)	(117,078)	(1,364,780)	—

Total	(336,096)	(137,078)	(1,424,780)	—

(d)	Capital risk

The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern and to maintain an optimal capital structure so as to maximize shareholder value. In order to maintain or achieve an optimal capital structure, the Group may adjust the return of capital to shareholders, issue new shares, buy back issued shares, obtain new borrowings or sell assets to reduce borrowings.

Management monitors capital based on a debt to equity ratio. The debt to equity ratio is calculated as total borrowings divided by total capital. Total borrowings (including current and non-current borrowings) are as shown in the consolidated balance sheet. Total capital is calculated as equity plus total borrowings.

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Total borrowings	1,163,977	1,093,862	1,104,994
Total equity	445,388	361,796	356,663

Total capital	1,609,365	1,455,658	1,461,657

Debt to equity ratio	72.3%	75.1%	75.6%

The Group is in compliance with all externally imposed capital requirements for the financial years ended December 31, 2012, 2013 and 2014.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(e)	Fair value measurements

The following table presents assets and liabilities measured at fair value and classified by level of the following fair value measurement hierarchy:

(i)	quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1);

(ii)	inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices) (Level 2); and

(iii)	inputs for the asset or liability that are not based on observable market data (unobservable inputs) (Level 3).

Financial assets/liabilities measured at fair value:

	Level 1	Level 2	Level 3	Total
	US$’000	US$’000	US$’000	US$’000
Group
2012
Assets
Derivative financial instruments	—	1,600	—	1,600

Total assets	—	1,600	—	1,600

Liabilities
Derivative financial instruments	—	1,117	—	1,117

Total liabilities	—	1,117	—	1,117

2013
Assets
Derivative financial instruments	—	217	—	217
Available-for-sale financial assets	60	—	—	60

Total assets	60	217	—	277

Liabilities
Derivative financial instruments	—	1,034	—	1,034

Total liabilities	—	1,034	—	1,034

2014
Assets
Available-for-sale financial assets	156	—	—	156

Total assets	156	—	—	156

There were no transfers between Levels 1 and 2 during the financial years ended December 31, 2012, 2013 and 2014.

The fair value of financial instruments traded in active markets (such as trading and available-for-sale securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by the Group is the current bid price. These instruments are included in Level 1.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

34.	Financial risk management (continued)

(e)	Fair value measurements (continued)

Level 2 derivative financial instruments comprise currency forwards and gold par forwards. These currency forwards and gold par forwards have been fair valued using actively quoted forward exchange rates and gold prices respectively.

During the financial years ended December 31, 2012, 2013 and 2014, no derivative financial instruments are transferred from Level 2 to Level 3.

There were no changes in valuation techniques during the financial year.

(f)	Financial instruments by category

The carrying amount of the different categories of financial instruments is disclosed on the face of the consolidated balance sheets and in Notes 13 and 18, except for the following:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Loans and receivables	344,903	329,417	434,228
Financial liabilities at amortized cost	1,294,447	1,226,075	1,392,040

(g)	Financial instruments subject to enforceable master netting arrangements

Financial assets and liabilities are offset and the net amount reported in the balance sheet when there is a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. There are no financial assets or liabilities subject to offsetting, enforceable master netting arrangements and similar agreements.

35.	Related party transactions

In addition to the information disclosed elsewhere in the financial statements, the following transactions took place between the Group and related parties at terms agreed between the parties:

Key management personnel compensation

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Wages and salaries	7,186	5,112	5,844
Termination benefits	2,271	691	—
Employer’s contribution to defined contribution plans, including Central Provident Fund	151	89	92

	9,608	5,892	5,936

36.	Holding corporation

The Company’s immediate and ultimate holding corporation is Global A&T Holdings, incorporated in Cayman Islands. Global A&T Holdings is jointly controlled by TPG Capital and Affinity Equity Partners.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

37.	Segment information

Management has determined the operating segments based on the reports reviewed by the Executive Committee (the “Exco”) that are used to make strategic decisions. The Exco comprises the Chief Executive Officer, the Chief Financial Officer, and other senior management.

The Exco reviews the financial information of assembly and test services segment periodically as part of the overall performance evaluation and resource allocation decision making process.

Production facilities in Asia are engaged in the assembly and test services for integrated circuits used in mixed signal and logic products, analog and memory products, all of which are used primarily in the communications and consumer, and computing end-markets. Other geographic locations are engaged in the marketing of these services.

The segment information provided to the Exco for the reportable segments are as follows:

	Assembly	Test	Group
	US$’000	US$’000	US$’000
2012
Segment sales	636,747	293,352	930,099

Segment gross profit	87,183	47,694	134,877

Segment assets
Property, plant and equipment	262,465	298,016	560,481
Goodwill	295,185	348,220	643,405
Intangible assets	27,500	1,747	29,247

	585,150	647,983	1,233,133

2013
Segment sales	501,457	246,939	748,396

Segment gross profit	56,308	41,438	97,746

Segment assets
Property, plant and equipment	203,447	232,715	436,162
Goodwill	295,185	348,220	643,405
Intangible assets	22,822	1,227	24,049

	521,454	582,162	1,103,616

2014
Segment sales	568,279	291,989	860,268

Segment gross profit	88,088	70,050	158,138

Segment assets
Property, plant and equipment	221,510	272,209	493,719
Goodwill	295,185	348,220	643,405
Intangible assets	22,618	4,333	26,951

	539,313	624,762	1,164,075

The revenue reported to the Exco is measured in a manner consistent with that in the consolidated statements of comprehensive income.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

37.	Segment information (continued)

Gross profit of the operating segments is one of the performance measurement assessed by the Exco. Interest income and finance expenses are not allocated to segments, as this type of activity is driven by the Corporate Treasury department, which manages the cash position of the Group.

(a)	Reconciliations

(i)	Segment profits

A reconciliation of segment gross profit to loss before income tax is as follows:

	2012	2013	2014
	US$’000	US$’000	US$’000
Segment gross profit of reportable segments	134,877	97,746	158,138
Other income	8,545	7,673	8,478
Other (losses)/gains - net	(1,333)	29,611	77,939
Selling, general and administrative expenses	(63,891)	(57,704)	(83,853)
Research and development expenses	(18,812)	(12,275)	(12,507)
Finance expenses	(79,572)	(120,655)	(125,246)
Other operating expenses	(12,246)	(16,399)	(13,544)
Share of profit/(loss) of associated company	732	(4,457)	—

(Loss)/profit before income tax	(31,700)	(76,460)	9,405

(ii)	Segment assets

The amounts provided to the Exco with respect to total assets are measured in a manner consistent with that of the financial statements. For the purposes of monitoring segment performance and allocating resources between segments, the Exco monitors the property, plant and equipment and intangible assets attributable to each segment. All other assets are not allocated to reportable segments and are not monitored at the segment level.

Segment assets are reconciled to total assets as follows:

	2012	2013	2014
	US$’000	US$’000	US$’000
Segment assets for reportable segments	1,233,133	1,103,616	1,164,075
Unallocated:
Property, plant and equipment	95,481	99,995	93,628
Intangible assets	52,399	41,291	30,355
Investment in associated company	4,457	—	—
Available-for-sale financial assets	1,323	1,383	1,020
Derivative financial instruments	1,600	217	—
Trade and other receivables	138,356	106,747	130,752
Inventories	43,503	33,548	47,999
Cash and bank deposits	201,219	217,855	301,156
Other current assets	12,467	10,368	9,192
Deferred income tax asset	2,505	2,505	2,208
Other non-current assets	7,949	9,808	11,328
Non-current assets held-for-sale	—	—	3,271

Total assets	1,794,392	1,627,333	1,794,984

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

37.	Segment information (continued)

(a)	Reconciliations (continued)

(iii)	Segment liabilities

The Exco evaluates liabilities as a whole and do not allocate and monitor liabilities at the reportable segment level.

(b)	Geographical information

The Group’s segment revenue identified by the location of customers’ headquarters is as follows:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
United States	546,511	475,897	484,620
Taiwan	146,893	110,695	116,279
China	79,934	40,600	23,842
Germany	40,632	21,734	23,489
Switzerland	30,294	33,343	30,850
France	17,537	10,434	5,157
Japan	30,355	25,810	151,230
Korea	26,466	19,735	8,032
Singapore	922	324	—
The Netherlands	3,694	5,798	13,279
Others	6,861	4,026	3,490

	930,099	748,396	860,268

The Group’s segment non-current assets (excluding goodwill) identified are located in six main geographical areas:

	Group
	2012	2013	2014
	US$’000	US$’000	US$’000
Singapore	207,934	183,641	222,372
Taiwan	134,361	99,326	113,605
China	132,159	93,624	79,560
Thailand	115,274	83,620	66,597
Malaysia	—	—	11,468
Indonesia	—	—	27,068

	589,728	460,211	520,670

(c)	Revenue from major customers

The Group’s 10 largest customers by sale, in aggregate, accounted for 66%, 63% and 68% of total revenue for the financial years ended December 31, 2012, 2013 and 2014. These customers are attributable to the assembly and test services segment.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

38.	Business combinations

On February 4, 2014, UTAC Manufacturing Services Limited (“UMS”), a newly incorporated wholly owned subsidiary of UTAC Holdings Ltd., and Panasonic Corporation (“seller”) entered into a share purchase agreement (the “Agreement”) to acquire the shares of its subsidiaries namely Panasonic Automotive & Industrial Systems Semiconductor Singapore Pte. Ltd. (“Singapore subsidiary”), Panasonic Industrial Devices Semiconductor (M) Sdn Bhd (“Malaysia subsidiary”) and PT. Panasonic Industrial Devices Indonesia (“Indonesia subsidiary”) for a consideration of US$96,500,000.

On June 2, 2014, the Group completed the acquisition of 100% equity interests in the Singapore subsidiary (now known as UTAC Manufacturing Services Singapore Pte. Ltd, “USG2”) and Malaysia subsidiary (now known as UTAC Manufacturing Services Malaysia Sdn Bhd, “UMY”), and 99.98% equity interest in the Indonesia subsidiary (now known as PT UTAC Manufacturing Services Indonesia, “UID”) (collectively, UMS subsidiaries). The principal activity of UMS subsidiaries is that of assembly and testing of semiconductors. As a result of the acquisition, the Group is expected to increase its presence in Indonesia and Malaysia. It also expects to reduce costs through economies of scale and enjoy synergies with the existing business.

Details of the consideration paid, the assets acquired and liabilities assumed, the non-controlling interest recognized and the effects on the cash flows of the Group, at the acquisition date, are as follows:

(a)	Consideration at June 2, 2014

Group
US$’000
Cash paid on acquisition	6,500
Deferred consideration (Note 38(f))	77,131

Total consideration	83,631

(b)	Effect on cash flows of the Group

US$’000
Cash paid (Note 38(a))	(6,500)
Add: cash and bank deposits in subsidiaries acquired	30,550

Cash inflow on acquisition	24,050

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

38.	Business combinations (continued)

(c)	Identifiable assets acquired and liabilities assumed

Group
At fair value
US$’000
Cash and bank deposits	30,550
Property, plant and equipment (Note 20)	101,219
Favorable leasehold interest (included in intangibles assets) (Note 22(d))	8,195
Other non-current assets	3,048
Deferred tax assets (Note 28)	1,743
Inventories	7,690
Trade and other receivables (Note 38(d))	2,917

Total assets	155,362

Trade and other payables	12,887
Borrowings	9,628
Deferred tax liabilities (Note 28)	5,465
Other liabilities	2,320

Total liabilities	30,300

Total identifiable net assets	125,062
Less: Non-controlling interest at fair value (Note 38(g))	—
Less: Gain on bargain purchase (Note 6, 38(h))	(41,431)

Consideration for the business	83,631

(d)	Acquired receivables

The gross contractual amounts of acquired receivables were US$2,917,000 which is the contractual cash flows that are expected to be collected.

(e)	Acquisition-related costs

Acquisition-related costs of US$4,465,000 for the financial year ended December 31, 2014 are included in “Selling, general and administrative expenses” in the consolidated statement of comprehensive income.

(f)	Deferred consideration

The Group is required to pay the consideration of the remaining US$90,000,000 by installment over a period of 5 years from the date of acquisition. The fair value of the consideration has been determined at the date of acquisition by discounting to present value using Singapore Prime Lending Rate of 5.35%.

The Group entered into a guarantee facility agreement with Sumitomo Mitsui Banking Corporation (“SMBC”) and SMBC issued a guarantee under the guarantee facility in favor of the seller for an aggregate amount of US$108,000,000 to guarantee the installments payable by the Group for the acquisition of the UMS subsidiaries. According to the guarantee facility agreement, the Group is required to deposit certain percentage of cash generated from the UMS subsidiaries’ operations in a separate bank account whereby no withdrawals may be made except as specified in the guarantee facility agreement (Note 12). In addition, the guarantee facility agreement includes a financial covenant whereby the Group has to maintain a minimum cash balance of US$12,000,000 at the end of each financial quarter.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31. 2012, 2013 and 2014

38.	Business combinations (continued)

(g)	Non-controlling interests

The Group has not recognized the non-controlling interest arising from the acquisition of UID as the directors are of the opinion that the fair value of net asset attributable to the non-controlling interest on date of acquisition is immaterial.

(h)	Gain on bargain purchase

The gain on bargain purchase of US$41,431,000 is recognized within “Other (losses)/gains - net”, in the consolidated statement of comprehensive income. The gain on bargain purchase arose because the fair value of the separately identified assets (primarily from lands and buildings) and liabilities exceeded the total purchase consideration, principally due to the acquisition of certain assets that will benefit the Company that had limited value to the seller. The seller agreed to transfer the assets and liabilities of UMS subsidiaries to the Group at their book value.

(i)	Revenue and profit contribution

The acquired business contributed revenue of US$126,147,000 and net profit (including gain on bargain purchase) of US$53,040,000 to the Group from the period from June 2, 2014 to December 31, 2014.

Had UMS subsidiaries been consolidated from January 1, 2014, the unaudited consolidated revenue and consolidated loss after tax from continuing operation of the Group for the year ended December 31, 2014 would have been US$1,089,609,000 and US$11,840,000 respectively.

(j)	Transitional service agreements

The Group entered into transitional service agreements with the seller with total consideration of US$20,000,000 for a five year period. Under the transitional service agreements, the seller undertakes to provide the Group technical and systems support services, including various training and technical advice, use of systems license and supports. The transitional service fees are accounted as periodic cost and recognized in profit or loss when incurred. The transitional service fees of US$5,718,000 for the financial year ended December 31, 2014 are included in “Selling, general and administrative expenses”, in the consolidated statement of comprehensive income.

39.	New or revised accounting standards and interpretations

Below are the mandatory standards, amendments and interpretations to existing standards that have been published, and are relevant for the Group’s accounting periods beginning on or after January 1, 2015 or later periods and which the Group has not early adopted:

•

IFRS 15, ‘Revenue from contracts with customers’ deals with revenue recognition and establishes principles for reporting useful information to users of financial statements about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognized when a customer obtains control of a good or service and thus has the ability to direct the use and obtain the benefits from the good or service. The standard replaces IAS 18 ‘Revenue’ and IAS 11 ‘Construction contracts’ and related interpretations. The standard is effective for annual periods beginning on or after January 1, 2017 and earlier application is permitted. The Group is assessing the impact of IFRS 15.

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

39.	New or revised accounting standards and interpretations (continued)

•

IFRS 9, ‘Financial instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. The complete version of IFRS 9 was issued in July 2014. It replaces the guidance in IAS 39 that relates to the classification and measurement of financial instruments. IFRS 9 retains but simplifies the mixed measurement model and establishes three primary measurement categories for financial assets: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The basis of classification depends on the entity’s business model and the contractual cash flow characteristics of the financial asset. Investments in equity instruments are required to be measured at fair value through profit or loss with the irrevocable option at inception to present changes in fair value in other comprehensive income not recycling. There is now a new expected credit losses model that replaces the incurred loss impairment model used in IAS 39. For financial liabilities, there were no changes to classification and measurement except for the recognition of changes in own credit risk in other comprehensive income, for liabilities designated at fair value through profit or loss. IFRS 9 relaxes the requirements for hedge effectiveness by replacing the bright line hedge effectiveness tests. It requires an economic relationship between the hedged item and hedging instrument and for the ‘hedged ratio’ to be the same as the one management actually use for risk management purposes. Contemporaneous documentation is still required but is different to that currently prepared under IAS 39. The standard is effective for accounting periods beginning on or after January 1, 2018. Early adoption is permitted. The Group has yet to assess IFRS 9’s full impact.

The management anticipates that the adoption of the above amendments to IFRS in the future periods will not have a material impact on the financial statements of the Group in the period of their initial adoption.

40.	Authorization of financial statements

These financial statements were authorized for issue in accordance with a resolution of the Board of Directors of UTAC Holdings Ltd. on July 15, 2015.

41.	Listing of companies in the Group

(a)	The active subsidiaries of UTAC Holdings Ltd. are as follows:

Name of Company	Principal activities	Country of business/ incorporation	Equity holding
			2012	2013	2014
			%	%	%
Global A&T Electronics Ltd*	Investment holding company	Cayman Islands	100.0	100.0	100.0

United Test and Assembly Center Ltd+++	Provides assembly and testing of semiconductors services and corporate office functions	Singapore	100.0	100.0	100.0

UTAC (Taiwan) Corporation+	Provides assembly and test services	Taiwan	100.0	100.0	100.0

UTAC (Shanghai) Co., Ltd.+++++	Provides assembly and test services	People’s Republic of China	100.0	100.0	100.0

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

41.	Listing of companies in the Group (continued)

(a)	The active subsidiaries of UTAC Holdings Ltd. are as follows (continued):

Name of Company	Principal activities	Country of business/ incorporation	Equity holding
			2012	2013	2014
			%	%	%
UTAC Hong Kong Limited++++	Sales and corporate functions and holding company	Hong Kong	100.0	100.0	100.0

UTAC Cayman Ltd.++++	Investment holding company	Cayman Islands	100.0	100.0	100.0

UTAC Dongguan Ltd++++	Provides assembly and test services for package integrated circuits	People’s Republic of China	100.0	100.0	100.0

UCD Cayman Ltd**	Investment holding company	Cayman Islands	90.0	100.0	100.0

UTAC Chengdu Ltd**	Provides assembly and testing of semiconductors services	People’s Republic of China	90.0	100.0	100.0

UTAC Thai Holdings Limited++	Holding company	Thailand	100.0	100.0	100.0

UTAC Thai Limited++	Provides assembly and test services	Thailand	97.3	97.3	97.3

UTAC Group Global Sales Ltd*	Sales and corporate functions and holding company	Cayman Islands	100.0	100.0	100.0

UGS America Sales Inc.*	Provides sales and marketing services	United States	100.0	100.0	100.0

UGS Asia Sales Pte. Ltd.+++	Provides sales and marketing services	Singapore	100.0	100.0	100.0

UGS China Sales Ltd***	Provides sales and marketing services	People’s Republic of China	100.0	100.0	100.0

UGS Europe Sales S.r.l*	Technical and commercial services	Italy	100.0	100.0	100.0

UGS UK Sales Ltd*	Provides sales and marketing services	United Kingdom	100.0	100.0	100.0

UTAC Manufacturing Services Holdings Pte. Ltd.+++	Investment holding company	Singapore	—	—	100.0

UTAC Manufacturing Services Pte. Ltd.+++	Provides assembly and test services	Singapore	—	—	100.0

UTAC HOLDINGS LTD.

AND ITS SUBSIDIARIES

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

For the financial years ended December 31, 2012, 2013 and 2014

41.	Listing of companies in the Group (continued)

(a)	The active subsidiaries of UTAC Holdings Ltd. are as follows (continued):

Name of Company	Principal activities	Country of business/ incorporation	Equity holding
			2012	2013	2014
			%	%	%

UTAC Manufacturing Services Limited++++	Investment holding company	Hong Kong	—	—	100.0

UTAC Manufacturing Services Singapore Pte. Ltd.+++	Provides assembly and test services	Singapore	—	—	100.0

PT UTAC Manufacturing Services Indonesia++++++	Provides assembly and test services	Indonesia	—	—	99.98

UTAC Manufacturing Services Malaysia Sdn Bhd+++++++	Provides assembly and test services	Malaysia	—	—	100.0

*	Not required to be audited by law in their countries of incorporation

**	Audited by (Sichuan Bida Certified Public Accountants)

***	Audited by Shanghai Xiao Tian Cheng Certified Public Accountants Co., Ltd, Shanghai

+	Audited by PricewaterhouseCoopers, Taiwan

++	Audited by PricewaterhouseCoopers, Thailand

+++	Audited by PricewaterhouseCoopers LLP, Singapore

++++	Audited by PricewaterhouseCoopers, Hong Kong

+++++	Audited by PricewaterhouseCoopers Zhong Tian LLP

++++++	Audited by PricewaterhouseCoopers, Indonesia

+++++++	Audited by PricewaterhouseCoopers, Malaysia

(b)	The active associated company of UTAC Holdings Ltd. is as follows:

Name of Company	Principal activities	Country of business/ incorporation	Equity holding
			2012	2013	2014
			%	%	%
Nepes Pte. Ltd. #(1)	Provides wafer bumping services	Singapore	19.9	19.9	—

#	Audited by KPMG LLP, Singapore

(1)

Investment in Nepes Pte. Ltd. is treated as an associated company of the Group notwithstanding that the Group holds less than 20% of the voting power in this company on grounds that the Group exercises significant influence by virtue of representation on the board of Nepes Pte. Ltd.. This associated company was disposed on May 14, 2014.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors and Officers

We intend to enter into indemnification agreements with each of our directors and officers. These agreements will require us to indemnify these individuals to the fullest extent permitted under Singapore law against liabilities that may arise by reason of their service to us, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified, subject to our company reserving its rights to recover the full amount of such advances in the event that he or she is subsequently found to have been negligent or otherwise have breached his or her trust or fiduciary duties to our company or to be in default thereof, or where the Singapore courts have declined to grant relief.

The form of underwriting agreement to be filed as Exhibit 1.1 to this registration statement will also provide for indemnification of us and our officers and directors.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable

Item 7. Recent Sales of Unregistered Securities

During the past three years, we have not issued or sold any ordinary shares (including options to acquire the ordinary shares) without registering the securities under the Securities Act.

Item 8. Exhibits and Financial Statement Schedules

(a)	Exhibits

See Exhibit Index beginning on page II-6 of this registration statement.

(b)	Financial Statement Schedules

All supplement schedules are omitted because of the absence of conditions under which they are required or because the information is shown in the financial statements or notes thereto.

Item 9. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreements certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Singapore, on July 15, 2015.

UTAC Holdings Ltd.

By:	/s/ William John Nelson
	Name:	William John Nelson
	Title:	Director, Group President and Chief Executive Officer

We, the undersigned directors of UTAC Holdings Ltd. and executive officers of UTAC Holdings Ltd. and its subsidiaries hereby severally constitute and appoint William John Nelson and Douglas J. Devine, and each of them singly (with full power to each of them to act alone), our true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution in each of them for him and in his name, place and stead, and in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement (or any other Registration Statement for the same offering that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite or necessary to be done in and about the premises, as full to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ Kok Yew Tang
Kok Yew Tang	Non-Executive Chairman	July 15, 2015

/s/ Chuen Fah Alain Ahkong
Chuen Fah Alain Ahkong	Independent Director	July 15, 2015

/s/ Kok Hoe Wong
Kok Hoe Wong	Independent Director	July 15, 2015

/s/ Dominic John Picone
Dominic John Picone	Director	July 15, 2015

/s/ Scott Yue Chen
Scott Yue Chen	Director	July 15, 2015

/s/ Steven Joseph Schneider
Steven Joseph Schneider	Director	July 15, 2015

/s/ Tong Poh Tay
Tong Poh Tay	Director	July 15, 2015

/s/ Weng Sun Mok
Weng Sun Mok	Director	July 15, 2015

Signature	Title	Date

/s/ William John Nelson
William John Nelson	Director, Group President and Chief Executive Officer	July 15, 2015

/s/ Douglas J. Devine
Douglas J. Devine	Chief Financial Officer (principal financial officer and principal accounting officer)	July 15, 2015

SIGNATURE OF AUTHORIZED REPRESENTATIVE OF THE REGISTRANT

Pursuant to the Securities Act, the undersigned, the duly authorized representative in the United States of UTAC Holdings Ltd., has signed this registration statement or amendment thereto in New York City, New York, United States on July 15, 2015.

AUTHORIZED U.S. REPRESENTATIVE

By:	/s/ Giselle Manon
	Name:	Giselle Manon on behalf of Law Debenture Corporation Services Inc.
	Title:	Service of Process Officer

UTAC HOLDINGS LTD.

EXHIBIT INDEX

No.	Description

1.1*	Form of Underwriting Agreement

2.1#	Share Purchase Agreement dated February 4, 2014 by and between Panasonic Corporation and UTAC Manufacturing Services Limited

3.1*	Memorandum and Articles of Association of the company

4.1*	Specimen American Depositary Receipt (included in Exhibit 4.3)

4.2*	Specimen certificate for ordinary shares

4.3*	Form of Deposit Agreement, among UTAC Holdings Ltd, the depositary and holder of the American Depositary Receipts

5.1*	Form of opinion of Latham & Watkins LLP as to the issue of ordinary shares being registered

10.1#	Contract Manufacture Agreement dated May 30, 2014 by and between Panasonic Corporation and UTAC Manufacturing Services Pte. Ltd.

10.2#	Technical Support and IPR Master License Agreement, dated May 31, 2014 by and between Panasonic Corporation and UTAC Manufacturing Services Pte. Ltd.

10.3#	System License and Support Agreement, dated May 30, 2014 by and between Panasonic Corporation and UTAC Manufacturing Services Pte. Ltd.

10.4#	Guarantee Facility Agreement, dated June 2, 2014 for UTAC Manufacturing Services Limited arranged by Sumitomo Mitsui Banking Corporation

10.5	Accession Deed, dated August 6, 2014 to the Guarantee Facility Agreement dated June 2, 2014 by PT UTAC Manufacturing Services Indonesia

10.6	Accession Deed, dated August 6, 2014 to the Guarantee Facility Agreement dated June 2, 2014 by UTAC Manufacturing Services Singapore Pte. Ltd.

10.7	Accession Deed, dated August 6, 2014 to the Guarantee Facility Agreement dated June 2, 2014 by UTAC Japan Co., Ltd

10.8

Subordination Agreement, dated June 4, 2014 by and among UTAC Holdings Ltd., UTAC Manufacturing Services Holdings Pte. Ltd., UTAC Manufacturing Services Pte. Ltd., UTAC Manufacturing Services Limited and Sumitomo Mitsui Banking Corporation

10.9	Accession Deed, dated August 6, 2014 to the Subordination Agreement dated June 4, 2014 by PT UTAC Manufacturing Services Indonesia

10.10	Accession Deed, dated August 6, 2014 to the Subordination Agreement dated June 4, 2014 by UTAC Manufacturing Services Singapore Pte. Ltd.

10.11	Accession Deed, dated August 6, 2014 to the Subordination Agreement dated June 4, 2014 by UTAC Japan Co., Ltd

10.12	Guarantee, dated June 2, 2014 by and between UTAC Manufacturing Services Limited and Panasonic Corporation

10.13

Credit Agreement, dated January 31, 2013 by and among Global A&T Electronics Ltd, JPMorgan Chase Bank, N.A., Citicorp International Limited, Bank of America, N.A., Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A., acting through its Singapore Branch and UBS AG Hong Kong Branch

No.	Description

10.14

First Amendment Agreement, dated September 30, 2013 by and among Global A&T Electronics Ltd, JPMorgan Chase Bank, N.A., Citicorp International Limited, Bank of America, N.A., Credit Suisse AG, Singapore Branch, JPMorgan Chase Bank, N.A., acting through its Singapore Branch, UBS AG Singapore Branch and Taipei Fubon Commercial Bank Co., Ltd., Offshore Banking Branch, which amends the Credit Agreement dated January 31, 2013

10.15

Guarantee, dated February 7, 2013 made by and among JPMorgan Chase Bank, N.A., United Test and Assembly Center Ltd, UTAC (Taiwan) Corporation, UTAC Hong Kong Limited, UTAC Cayman Ltd, UTAC Thai Holdings Limited, and UTAC Thai Limited

10.16	Intercreditor Agreement, dated October 30, 2007 by and among Global A&T Electronics Ltd, JPMorgan Chase Bank, N.A. and Global A&T Finco Ltd

10.17

Intercreditor Amendment Agreement, dated February 7, 2013 by and among Global A&T Electronics Ltd, JPMorgan Chase Bank, N.A., Global A&T Finco Ltd, Citicorp International Limited, United Test and Assembly Center Ltd., UTAC (Taiwan) Corporation, UTAC Thai Ltd., UTAC Hong Kong Limited, UTAC Thai Holdings Limited and UTAC Cayman Ltd. which amends the Intercreditor Agreement dated October 30, 2007

10.18

Second Intercreditor Amendment Agreement, dated September 30, 2013 by and among Global A&T Electronics Ltd, JPMorgan Chase Bank, N.A., Global A&T Finco Ltd, Citicorp International Limited, United Test and Assembly Center Ltd., UTAC (Taiwan) Corporation, UTAC Thai Ltd., UTAC Hong Kong Limited, UTAC Thai Holdings Limited and UTAC Cayman Ltd. which further amends the Intercreditor Amendment Agreement dated February 7, 2013

10.19	First Priority Intercreditor Agreement, dated February 7, 2013 by and among Global A&T Electronics Ltd, JPMorgan Chase Bank, N.A. and Citicorp International Limited

10.20	Indenture, in respect of the 10% Senior Secured Notes due 2019 dated February 7, 2013 by and among Global A&T Electronics Ltd and Citicorp International Limited

10.21	First Supplemental Indenture in respect of the 10% Senior Secured Notes due 2019, dated July 10, 2013 by and among UTAC Thai Holdings Limited, UTAC Thai Limited and Citicorp International Limited

10.22

Second Supplemental Indenture, in respect of the 10% Senior Secured Notes due 2019, dated September 30, 2013 by and among Global A&T Electronics Ltd, UTAC Thai Limited, UTAC Thai Holdings Limited, UTAC (Taiwan) Corporation, UTAC Cayman Ltd. United Test and Assembly Center Ltd, UTAC Hong Kong Limited and Citicorp International Limited

10.23¥	Lease Agreement, dated June 9, 2014, by and between Jiaqiao (Shanghai) Warehouse Co., Ltd. and UTAC (Shanghai) Co., Ltd

10.24¥	Lease Agreement, dated June 9, 2014, by and between Jiaqiao (Shanghai) Warehouse Co., Ltd. and UTAC (Shanghai) Co., Ltd

10.25¥	Land Lease Contract for the Science and Industry Park Administration, dated March 22, 2007, by and between the Science and Industry Park Administration and UTAC (Taiwan) Corporation

10.26¥	Land Lease Contract for the Science and Industry Park Administration (20 Years), dated June 9, 2011, by and between the Science and Industry Park Administration and UTAC (Taiwan) Corporation

10.27¥	Land Lease Contract for the Science and Industry Park Administration (20 Years), dated June 9, 2011, by and between the Science and Industry Park Administration and UTAC (Taiwan) Corporation

10.28¥	Rental Agreement (UDG1), dated June 30, 2008, by and between Dongguan Chang’an Changshi Development Corporation and UTAC (Dongguan) Limited

No.	Description

10.29¥	Rental Agreement (UDG2), dated June 30, 2008, by and between Dongguan Chang’an Changshi Development Corporation and UTAC (Dongguan) Limited

10.30×	Lease Contract for Land, dated May 21, 2012, by and between Universal Appliance Company, Ltd. and UTAC Thai Limited

21.1	List of significant subsidiaries of UTAC Holdings Ltd.

23.1	Consent of PricewaterhouseCoopers, registered public accounting firm

23.2*	Consent of Latham & Watkins LLP (see Exhibit 5.1)

23.3	Consent of IBS, Inc.

24.1	Power of Attorney (included on signature page)

*	To be filed by amendment.

#	Confidential treatment being requested.

¥	English translation of original Chinese language document.

×	English translation of original Thai language document.